realnetworks.

RealNetworks, Inc.

Proxy Statement

and

2011 Annual Report on Form 10-K

realnetworks

RealNetworks, Inc. 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121

September 21, 2012

Dear Shareholder:

I cordially invite you to attend the RealNetworks, Inc. 2012 Annual Meeting of Shareholders (the "Annual Meeting"). The Annual Meeting will be held at 2:00 p.m., Pacific Time, on Thursday, October 18, 2012 at the World Trade Center, 4th Floor, 2200 Alaskan Way, Seattle, Washington 98121 for the following purposes:

1. To elect John E. Cunningham, IV and Robert Glaser as Class 3 directors, each to serve for a three-year term;

2. To consider an advisory vote on executive compensation;

3. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012; and

4. To transact any other business properly presented at the meeting.

Detailed information as to the business to be transacted at the Annual Meeting is contained in the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement.

We encourage you to join us and participate in the meeting. If you are unable to do so, you have the option to vote in one of three ways:

1. Sign and return the enclosed proxy card as soon as possible in the envelope provided;

2. Call the toll-free telephone number shown on your proxy card; or

3. Vote via the Internet as described in the accompanying proxy statement.

I would like to express our appreciation for your support of RealNetworks. We look forward to seeing you at the meeting.

Sincerely,

ROBERT GLASER
Interim Chief Executive Officer and
Chairman of the Board

Proxy Statement

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REALNETWORKS, INC.
2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON

October 18, 2012
2:00 p.m. Pacific Time

To the Shareholders of RealNetworks, Inc.:

NOTICE IS HEREBY GIVEN that the 2012 Annual Meeting of Shareholders of RealNetworks, Inc., a Washington corporation, will be held on Thursday, October 18, 2012 at 2;00 p.m., Pacific Time, at the World Trade Center, 4th Floor, 2200 Alaskan Way, Seattle, Washington 98121 for the following purposes, as more fully described in the accompanying proxy statement (the "Proxy Statement"):

1. To elect John E. Cunningham, IV and Robert Glaser as Class 3 directors, each to serve for a three-year term;

2. To consider an advisory vote on executive compensation;

3. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012; and

4. To transact any other business properly presented at the meeting.

The accompanying Proxy Statement is being issued in connection with the solicitation of a proxy on the enclosed form by our Board of Directors for use at our 2012 Annual Meeting of Shareholders. You are entitled to vote at the Annual Meeting if you were a shareholder of record at the close of business on September 5, 2012. A list of shareholders as of that date will be available at the meeting and for ten days prior to the meeting at our principal executive offices located at 2601 Elliott Avenue, Suite 1000, Seattle, Washington 98121.

The 2011 Annual Report and this Proxy Statement can be viewed at http://www.RRDEZProxy.com/2012/RNWK in accordance with the rules of the U.S. Securities and Exchange Commission.

BY ORDER OF THE BOARD OF DIRECTORS



MICHAEL PARHAM
Senior Vice President and General Counsel

Seattle, Washington
September 21, 2012

YOUR VOTE IS IMPORTANT!

All shareholders are cordially invited to attend the Annual Meeting in person. Regardless of whether you plan to attend the meeting, please vote by telephone or Internet, as described in the accompanying Proxy Statement, or complete, date, sign and return the enclosed proxy card as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. You may still vote in person if you attend the meeting, even if you have given your proxy. Please note, however, that if a broker, bank or other nominee holds your shares of record and you wish to vote at the meeting, you must obtain from the record holder a proxy card issued in your name.

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REALNETWORKS, INC.

2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121
(206) 674-2700

2012 PROXY STATEMENT

For the Annual Meeting of Stockholders
To Be Held October 18, 2012

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

What is a proxy?

A proxy is your legal designation of another person to vote the stock you own. The person you designate is your "proxy," and you give the proxy authority to vote your shares by voting by submitting the proxy card. We have designated the following persons to serve as proxies for the annual meeting:

— Robert Glaser, interim chief executive officer;

— Tim Wan, chief financial officer; and

— Michael Parham, general counsel.

Why am I receiving these materials?

The Board of Directors of RealNetworks, Inc. is soliciting proxies for use at the Annual Meeting of Shareholders to be held at 2:00 p.m. on Thursday, October 18, 2012, Pacific Time, and for any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the World Trade Center, 4th Floor, 2200 Alaskan Way, Seattle, Washington 98121.

As a shareholder, you are invited to attend the annual meeting and are requested to vote on the items of business described in this proxy statement. These proxy solicitation materials and RealNetworks' Annual Report to Shareholders for the fiscal year ended December 31, 2011, including financial statements, were mailed on or about September 21, 2012, to all shareholders entitled to vote at the Annual Meeting.

What proposals will be voted at the Annual Meeting?

Three proposals will be voted on at the Annual Meeting:

- The election of two (2) Class 3 Directors, John E. Cunningham, IV and Robert Glaser, to serve for terms of three years and until their respective successors are duly elected and qualified, subject to earlier resignation or removal;
- A non-binding, advisory vote with respect to the compensation of our named executive officers for the fiscal year ended December 31, 2011; and
- The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2012.

Proxy Statement

What are the recommendations of the board of directors?

The board of directors unanimously recommends that you vote:

- "FOR" election of the nominated Class 3 directors (Proposal 1);
- "FOR" the proposal regarding an advisory vote on executive compensation (Proposal 2); and
- "FOR" ratification of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2012 (Proposal 3).

Will there be any other items of business on the agenda?

We do not expect any other items of business because the deadline for shareholder proposals and nominations has already passed. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Annual Meeting. Those persons intend to vote that proxy in accordance with their best judgment. If for any reason any of the nominees are not available as candidates for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the board of directors.

What constitutes a quorum?

As of the close of business on September 5, 2012 (the "Record Date"), there were 35,097,913 shares of our common stock outstanding. The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares of common stock entitled to vote outstanding on the Record Date will constitute a quorum. Both abstentions and broker non-votes (which occur when a broker indicates on a proxy card that it is not voting on a matter) are considered as shares present at the Annual Meeting for the purpose of determining a quorum.

Who is entitled to vote?

Shareholders holding shares of our common stock at the close of business on the Record Date may vote at the Annual Meeting. You may vote all shares owned by you as of the Record Date, including (i) shares held directly in your name as the shareholder of record and (ii) shares held for you as the beneficial owner in street name through a broker, bank or other nominee. Each holder of our common stock is entitled to one vote for each share of common stock held as of the Record Date.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, Computershare, you are considered, with respect to those shares, the "shareholder of record."

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the "beneficial owner" of shares held in street name. Your broker, bank or nominee is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares. On anything other than routine matters (such as a proposal to ratify an independent registered public accounting firm), your broker will not be able to vote your shares unless you give your broker specific voting instructions. As such, you must give your broker voting instructions in order for your vote to be counted on the proposal to elect directors (Proposal 1) and the proposal regarding an advisory vote on executive compensation (Proposal 2). We strongly encourage you to vote.

How do I vote?

Shareholders of record can vote by telephone, by the Internet or by mail, as described below. If you are a beneficial shareholder, please refer to your proxy card or the information forwarded by your broker, bank or other holder of record to see what options are available to you.

Registered shareholders may cast their vote using any of the following methods:

(1) Signing, dating and promptly mailing your proxy card in the enclosed postage-paid envelope;

(2) Following the Internet voting instructions at www.proxyvoting.com/rnwk;

(3) Calling 1-866-540-5760 and voting by following the instructions provided on the phone line; or

(4) In person at the Annual Meeting. ***Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy or voting instructions by mail, telephone, or Internet so that your vote will be counted if you later decide not to attend the Annual Meeting.***

How are votes counted?

In the election of the Class 3 directors, you may vote "FOR" the nominees or your vote may be "WITHHELD" with respect to one or more of the nominees. With respect to the advisory vote on executive compensation and the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2012, you may vote "FOR," vote "AGAINST" or "ABSTAIN." If you "ABSTAIN," the abstention has no effect on the voting results, although abstentions are considered votes cast for the purpose of determining the presence of a quorum. If you provide specific instructions, your shares will be voted as you instruct.

If you sign your proxy card with no further instructions, your shares will be voted in accordance with the recommendations of the board of directors ("FOR" the Class 3 nominees to the board of directors, "FOR" the advisory vote on executive compensation, and "FOR" ratification of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2012, and in the discretion of the proxy holders on any other matters that properly come before the Annual Meeting). If you are a beneficial holder and do not return a voting instruction form, your broker, bank or nominee may only vote on the ratification of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2012.

What vote is required to approve each item?

In the election of directors (Proposal 1), the two candidates for director who receive the highest number of affirmative votes will be elected if a quorum is present at the Annual Meeting. In the advisory vote on executive compensation (Proposal 2) and the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2012 (Proposal 3), such proposals will be approved if the number of votes cast in favor of such proposal exceeds the number of votes cast against such proposal and a quorum is present at the Annual Meeting.

What are broker non-votes and what effect do they have on the proposals?

Generally, broker non-votes occur when a broker (1) has not received voting instructions from the beneficial owner with respect to a particular proposal and (2) lacks discretionary voting power to vote those shares with respect to that particular proposal. In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered votes cast on that proposal. Thus, other than being counted for the purpose of determining a quorum, broker non-votes will not affect the outcome of any matter being voted on at the Annual Meeting, assuming that a quorum is obtained.

A broker is entitled to vote shares held for a beneficial owner on "routine" matters, such as the ratification of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2012 (Proposal 3), without instructions from the beneficial owner of those shares. On the other hand, absent instructions from the beneficial owner of such shares, a broker is not entitled to vote shares held for a beneficial owner on certain "non-routine" matters, such as the uncontested election of our directors (Proposal 1), and the advisory vote on executive compensation (Proposal 2).

Broker non-votes are counted for purposes of determining whether or not a quorum exists for the transaction of business at the Annual Meeting, but will not be counted for purposes of determining the number of shares represented and voted with respect to an individual proposal, and therefore will have no effect on the outcome of the vote on Proposals 1, 2 or 3. Thus, if you do not give your broker specific voting instructions, your shares may not be voted on these "non-routine" matters and will not be counted in determining the number of shares necessary for approval.

Can I change or revoke my proxy?

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Corporate Secretary of RealNetworks at RealNetworks' principal offices as set forth above in the Notice of Annual Meeting a written notice of revocation or a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person.

Is cumulative voting permitted for the election of directors?

No. Neither our charter nor our bylaws permit cumulative voting at any election of directors.

How are proxies solicited?

The costs and expenses of soliciting the proxy accompanying this Proxy Statement from shareholders will be borne by RealNetworks. Our employees, officers and directors may solicit proxies in person, by telephone or by electronic communication. None of these individuals will receive any additional or special compensation for doing this, but they may be reimbursed for reasonable out-of-pocket expenses. In addition, we may reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation material to the beneficial owners of common stock. Your cooperation in promptly voting your shares and submitting your proxy by telephone, Internet or by completing and returning the enclosed proxy card will help to avoid additional expense.

Who will serve as inspector of elections?

Our officers are authorized to designate an inspector of elections for the meeting. It is anticipated that the inspector of elections will be a representative from Computershare.

When is our fiscal year end?

Our fiscal year ends on December 31. This Proxy Statement provides information about the matters to be voted on at the Annual Meeting and additional information about us and our executive officers and directors. Some of the information is provided as of the end of our 2011 fiscal year and some information is provided as of a more current date.

How can shareholders make a proposal for the 2013 Annual Meeting?

An eligible shareholder who desires to have a qualified proposal considered for inclusion in the proxy statement and form of proxy prepared in connection with our 2013 annual meeting of shareholders must deliver a copy of the proposal to our Corporate Secretary, at our principal offices, not less than one hundred twenty

(120) days prior to the first anniversary of the date that this Proxy Statement was released to our shareholders, or, if the date of our 2013 Annual Meeting has been changed by more than 30 days from the date of our 2012 Annual Meeting, then no later than a reasonable time before we begin to print and mail our proxy materials. To be eligible to submit a proposal for inclusion in our proxy statement, a shareholder must have continually been a record or beneficial owner of shares of common stock having a market value of at least $2,000 (or representing at least 1% of the shares entitled to vote on the proposal), for a period of at least one year prior to submitting the proposal, and the shareholder must continue to hold the shares through the date on which the meeting is held.

A shareholder of record who intends to submit a proposal at the 2013 annual meeting of shareholders that is not eligible or not intended for inclusion in our proxy statement must provide us with written notice, addressed to the Corporate Secretary at our principal offices, not less than one hundred twenty (120) days prior to the first anniversary of the date that this Proxy Statement was released to our shareholders, or, if the date of our 2013 Annual Meeting has been changed by more than 30 days from the date of our 2012 Annual Meeting, then no later than a reasonable time before we begin to print and mail our proxy materials. The notice must also satisfy certain additional requirements specified in our Bylaws. A copy of our Bylaws will be sent to any shareholder upon written request to our Corporate Secretary.

How can shareholders communicate with the Board of Directors?

Shareholders who wish to communicate with our Board of Directors, or with any individual member of the Board, may do so by sending such communication in writing to the attention of our Corporate Secretary at the address of our principal executive office with a request to forward the same to the intended recipient. Shareholder communications must include confirmation that the sender is our shareholder. All such communications will be reviewed by our Corporate Secretary or Chief Financial Officer in order to create an appropriate record of the communication, to assure director privacy, and to determine whether the communication relates to matters that are appropriate for review by our Board of Directors or by any individual director. Communications will not be forwarded to Board members that (i) are unrelated to our business, (ii) contain improper commercial solicitations, (iii) contain material that is not appropriate for review by the Board of Directors based upon our Bylaws and the established practice and procedure of the Board, or (iv) contain other improper or immaterial information.

I share an address with another shareholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

If you share an address with another shareholder, each shareholder may not receive a separate copy of our Annual Report, proxy materials or Notice of Internet Availability of Proxy Materials. Shareholders who do not receive a separate copy of our Annual Report, proxy materials or Notice of Internet Availability of Proxy Materials, but would like to receive a separate copy or additional copies, may request these materials by calling 1-206-892-6320 or writing to: Investor Relations, RealNetworks, Inc., 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121.

Shareholders who share an address and receive multiple copies of our Annual Report, proxy materials or Notice of Internet Availability of Proxy Materials may also request to receive a single copy by following the instructions above. Current and prospective investors can also access our Form 10-K, proxy statement and other financial information on the "Financial Information" section of our website at http://investor.realnetworks.com.

PROPOSAL 1 — ELECTION OF DIRECTORS

Our Amended and Restated Bylaws provide for a Board of Directors that consists of not less than two and no more than nine members. Our Amended and Restated Articles of Incorporation, as amended, provide that when the Board of Directors consists of four or more members, the directors will be divided into three classes (each class being as nearly equal in number as possible), with directors serving for staggered, three-year terms. The authorized number of directors is currently set at seven, and seven directors currently serve on the Board.

Our Class 3 directors, whose terms will expire at the Annual Meeting, are Eric Benhamou, John E. Cunningham, IV and Robert Glaser. Mr. Benhamou has determined not to stand for re-election at the Annual Meeting. As a result, the board of directors' nominees for election by the shareholders are the remaining Class 3 members of the board of directors, John E. Cunningham, IV and Robert Glaser. If elected, Messrs. Cunningham and Glaser will serve as directors until the Annual Meeting of Shareholders in 2015 and until their respective successors are elected and qualified, subject to earlier resignation or removal. If Messrs. Cunningham and Glaser are elected, the board of directors will have six members immediately following the meeting, and accordingly, the board of directors will reduce the size of the board of directors to six directors, effective immediately following the Annual Meeting.

Kalpana Raina and Dominique Trempont are Class 1 directors whose terms expire at the 2013 annual meeting of shareholders. Janice Roberts and Michael B. Slade are Class 2 directors whose terms expire at the 2014 annual meeting of shareholders.

Messrs. Cunningham and Glaser have been nominated by the Nominating and Corporate Governance Committee of the Board of Directors, comprised of non-management directors, and recommended to the shareholders by the Board of Directors for election at the Annual Meeting. The accompanying proxy will be voted **FOR** the election of Messrs. Cunningham and Glaser to the Board of Directors, except where authority to so vote is withheld. Proxies may not be voted for a greater number of persons than the number of nominees named. The nominees have consented to serve as members of our board if elected. If at the time of the Annual Meeting a nominee is unable or declines to serve as a director, the discretionary authority provided in the enclosed proxy will be exercised to vote for a substitute candidate designated by the Nominating and Corporate Governance Committee of the Board of Directors. The Board of Directors has no reason to believe that any of the nominees will be unable, or will decline, to serve as a director.

Nominees for Director

Class 3 Director Nominees

	Biographical Information	Specific Experience, Qualifications and Skills Considered by our Board
Robert Glaser Age 50 Director since 1994	Robert Glaser has served as our Chairman of the Board of Directors since our inception in 1994 and as our Chief Executive Officer from 1994 until January 2010, and in July 2012 was appointed to serve as our Interim Chief Executive Officer. Mr. Glaser has served as a venture partner at Accel Partners, a venture capital firm, since May 2010. Mr. Glaser's professional experience also includes ten years of employment with Microsoft Corporation where he focused on the development of new businesses related to the convergence of the computer, consumer electronics and media industries. Mr. Glaser holds a B.A. and an M.A. in Economics and a B.S. in Computer Science from Yale University.	Senior executive leadership and business strategy experience gained through founding a company and through service as an executive at technology companies Historical knowledge of RealNetworks through 16 years of service as Chief Executive Officer and 18 years of service as Chairman of the Board
John E. Cunningham, IV Age 54 Director since 2012	John E Cunningham, IV, has served as a member of our Board of Directors since July 2012. He has also served as a director of Blucora, Inc. (formerly known as InfoSpace, Inc.), a provider of online solutions for consumers and businesses, since July 1998 and as the Chairman of Blucora's Board of Directors since January 2011. Mr. Cunningham also served as Lead Independent Director of Blucora from February 2010 through December 2010. Mr. Cunningham has been a general partner of Clear Fir Partners, L.P., a venture capital investment partnership, since February 1998. Previously, he served as Chief Executive Officer of RealCom Office Communications Inc., a national telecom services company. From July 2006 to June 2008, he served as a board member of Citel Technologies, Inc., a telecommunications company, and also served as its non-executive Chairman from January 2004 to July 2006. Currently, Mr. Cunningham serves as a board member of AudienceScience, Inc. and Qliance, Inc. and as an advisor to Petra Growth Fund II. Mr. Cunningham holds a B.A. in Economics from Santa Clara University and an M.B.A. from Colgate Darden, University of Virginia.	Experience with technology companies through service on the boards of directors of various public and private companies Senior leadership/ CEO experience Financial experience

Director Independence

The Board has determined that (i) Mr. Cunningham is independent under the Nasdaq listing standards and (ii) all directors who are not standing for election at the Annual Meeting are independent under the Nasdaq listing standards and the applicable rules promulgated by the Securities and Exchange Commission (the "SEC").

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES NAMED IN PROPOSAL 1.

BOARD OF DIRECTORS

Our business is managed under the direction of a Board of Directors, which has responsibility for establishing broad corporate policies and for the overall performance of RealNetworks. It is not, however, involved in operating details on a day-to-day basis.

Identification, Evaluation and Qualification of Director Nominees

In general, the Nominating and Corporate Governance Committee reviews director candidates identified by Board members and any third-party search firms engaged by the Committee as part of the director nomination process. The Committee will consider candidates presented, and those candidates that the Committee determines meet the criteria for serving will be interviewed and evaluated by members of the Committee, who will review each nominee's qualifications and references and such other information as the Committee may deem relevant. The other directors and the third party search firm, if one is engaged, are also given the opportunity to meet with and interview the candidates. The Committee will then recommend to the full Board the nominees that it has determined best suit the Board's needs. The Board ultimately makes all nominations for directors to be considered and voted upon at our annual meetings of shareholders.

On July 12, 2012, John E. Cunningham, IV was appointed to our Board of Directors. Mr. Cunningham was initially identified as a potential nominee by one of our directors. The Nominating and Corporate Governance Committee evaluated Mr. Cunningham as a director nominee as part of a broader search process for potential candidates led by the Committee. As part of this search process, the Nominating and Corporate Governance Committee met with, interviewed and evaluated candidates, facilitated scheduling meetings between the candidates and other directors and select senior officers and oversaw the completion of other customary search-related activities such as background checks. Following this process, Mr. Cunningham was recommended for appointment to the Board of Directors by the Nominating and Corporate Governance Committee.

Qualifications required of individuals who are considered as board nominees will vary according to the particular areas of expertise being sought as a complement to our existing board composition at the time of any vacancy. All directors should possess the background, skills, expertise, and commitment necessary to make a significant contribution to RealNetworks. Relevant qualifications for our directors include: (1) exemplary personal and professional ethics and integrity; (2) the ability to engage in objective, fair and forthright deliberations; (3) operating experience at a policy-making level in business(es) relevant to our current and future plans; (4) independent judgment; (5) adequate time and personal commitment to provide guidance and insight to management; (6) a commitment to provide long-term value to our shareholders; (7) sophisticated business skills to enable rigorous and creative analysis of complex issues; and (8) understanding and experience in relevant markets, technology, operations, finance or marketing in the context of an assessment of the perceived needs of the Board as determined from time to time.

While we do not have a formal policy or guidelines regarding diversity of membership of our Board of Directors, the Board recognizes the value of having a Board of Directors that encompasses a broad range of skills, expertise, contacts, industry knowledge and diversity of opinion. Therefore, the Board gives consideration to obtaining a diversity of experience and perspective within the Board and solicits directors' views on a variety of topics, including whether directors as a whole have the appropriate mix of characteristics, attributes, business experience and background to effectively serve as one of our directors.

Shareholder Nominations and Recommendations for Director Candidates

Shareholder Nominations for Director

Pursuant to our Amended and Restated Bylaws, shareholders who wish to nominate one or more candidates for election as directors at an annual meeting of shareholders must give notice of the proposal to nominate such candidate(s) in writing to our Corporate Secretary not less than 120 days before the first anniversary of the date that our proxy statement was released to shareholders in connection with the previous year's annual meeting, or, if the date of the annual meeting at which the shareholder proposes to make such nomination is more than 30 days from the first anniversary of the date of the previous year's annual meeting, then the shareholder must give notice in a reasonable time before we begin to print and mail our proxy materials. The notice must satisfy certain requirements specified in our Amended and Restated Bylaws, a copy of which will be sent to any shareholder upon written request to our Corporate Secretary. The Nominating and Corporate Governance Committee will evaluate shareholder nominees using the same standards it uses to evaluate other nominees.

No shareholder has presented a timely notice of a proposal to nominate a director this year. Accordingly, the only directors to be elected at the Annual Meeting are Messrs. Cunningham and Glaser. No other nominations are before, or may be brought at, the Annual Meeting.

Shareholder Recommendations for Director

In addition to the general nomination rights of shareholders, the Nominating and Corporate Governance Committee of the Board of Directors will consider Board candidates recommended by qualified shareholders in accordance with a written policy adopted by the Committee. To be a qualified shareholder eligible to recommend a candidate to serve on the Board, a shareholder must have continuously held at least 2% of our outstanding securities for at least 12 months prior to the date of the submission of the recommendation.

A qualified shareholder may recommend a Board candidate for evaluation by the Committee by delivering a written notice to the Committee subject to the requirements set forth below. The notice must be received by the Committee not less than 120 days before the first anniversary of the date that our proxy statement was released to shareholders in connection with the previous year's annual meeting. If we change the date of our annual meeting by more than 30 days from the date on which the previous year's annual meeting was held, the notice must be received by the Committee no later than the close of business on the 10th day following the day on which notice of the date of the upcoming annual meeting is publicly disclosed.

Any Board candidate recommended by a shareholder must be independent of the recommending shareholder in all respects (e.g., free of material personal, professional, financial or business relationships from the proposing shareholder), as determined by the Committee or applicable law. Any Board candidate recommended by a shareholder must also qualify as an "independent director" under applicable Nasdaq rules.

The notice shall also contain or be accompanied by (i) proof of the required stock ownership (including the required holding period) of the proposing shareholder, (ii) a written statement that the qualified shareholder intends to continue to own the required percentage of shares through the date of the annual meeting with respect to which the Board candidate is proposed to be nominated, (iii) the name or names of each shareholder submitting the proposal, the name of the Board candidate, and the written consent of each such shareholder and the Board candidate to be publicly identified, (iv) the recommending shareholder's business address and contact information, and (v) all other information that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

With respect to the proposed Board candidate, the following information must be provided:

- name, age, business and residence addresses;
- principal occupation or employment;
- number of shares of RealNetworks' stock beneficially owned (if any);
- a written resume of personal and professional experiences;
- a statement from the recommending shareholder in support of the candidate, references for the candidate, and an indication of the candidate's willingness to serve, if elected;

- all other information relating to the proposed Board candidate that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act and the regulations promulgated thereunder; and
- information, documents or affidavits demonstrating to what extent the proposed Board candidate meets the required minimum criteria established by the Committee, and the desirable qualities or skills, described in our policy regarding director nominations.

The notice must also include a written statement that the recommending shareholder and the proposed Board candidate will make available to the Committee all information reasonably requested in furtherance of the Committee's evaluation as well as the signature of each proposed Board candidate and of each shareholder submitting the recommendation.

The notice must be delivered in writing, by registered or certified, first-class mail, postage prepaid, to Chair, Nominating and Corporate Governance Committee, RealNetworks, Inc., c/o Corporate Secretary, 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121.

Board Leadership Structure

Effective July 3, 2012, Mr. Thomas Nielsen resigned as our president and chief executive officer and our Chairman, Mr. Glaser, was appointed as our interim chief executive officer. Prior to Mr. Nielsen's resignation, the positions of chief executive officer and chairman of the board were held by two different individuals. In maintaining Mr. Glaser's position as Chairman, the Board has recognized the value of leveraging Mr. Glaser's longtime leadership and knowledge of RealNetworks. In appointing Mr. Glaser as interim chief executive officer, among other things, the board determined that Mr. Glaser is best positioned to effectively identify and execute on strategic priorities during the current transition period. Since 2008, Eric Benhamou has served as RealNetworks' lead independent director, providing leadership among the independent directors of our Board. Effective following the Annual Meeting, Dominique Trempont will serve as our lead independent director following the expiration of Mr. Benhamou's term at the Annual Meeting. As lead independent director, Mr. Trempont will be responsible for presiding over executive sessions of the independent directors, advising as to the quality, quantity and timeliness of the flow of information from management necessary for independent directors to effectively and responsibly perform their duties, coordinating the activities of the other independent directors, and acting as principal liaison between independent directors and management.

The Board believes that its current leadership structure consisting of a joint chairman and interim chief executive officer and a lead independent director gives the Board flexibility to meet varying business, personnel and organizational needs at this time, and demonstrates its commitment to good corporate governance.

Continuing Directors — Not Standing for Election This Year

The following individuals are Class 1 Directors whose terms continue until 2013:

	Biographical Information	Specific Experience, Qualifications and Skills Considered by our Board
Kalpana Raina **Age 56** **Director since 2001**	Kalpana Raina is the managing partner of 252 Solutions, LLC, an advisory firm. Previously, Ms. Raina was a senior executive with The Bank of New York, a global financial services company. She joined The Bank of New York in 1989 and held a variety of leadership positions, most recently Executive Vice President and Head of European Country Management and Corporate Banking. Prior to that, she served in Mumbai, India as the bank's Executive Vice President, International. During her eighteen-year career with the bank she had responsibility for clients in the media, telecommunications, healthcare, retailing, hotels and leisure and financial services industries in Asia, Europe, and the United States. Ms. Raina has served as a director of John Wiley & Sons, Inc., a publicly-traded global publisher of print and electronic products, since September 2009 and as a director of Information Services Group, Inc., a publicly-traded company specializing in the assessment, evaluation, negotiation, and management of service contracts between clients and their outside contractors, since August 2009. Ms. Raina is a member of Women Corporate Directors and The National Association of Corporate Directors and a past member of The US-India Business Council. Ms. Raina holds a B.A. Honors degree from Panjab University (India) and an M.A. degree in English Literature from McMaster University (Canada).	Senior executive leadership and business strategy experience Management advisory experience Significant experience, expertise and background with regard to business, accounting and financial matters Experience through service as a director of public companies
Dominique Trempont **Age 57** **Director since 2010**	Dominique Trempont has served as a director of Daily Mail and General Trust plc, a producer of content, information analytics and events for businesses and consumers, since February 2011, as a director of Trion Worlds, Inc., a developer and publisher of video games, since July 2012, and as a director of on24, Inc., a leader in webcast and virtual solutions, since February 2010. Mr. Trempont has also served as a director of Energy Recovery, Inc., a manufacturer of efficient energy recovery devices utilized in the water desalination industry, since July 2008. From 2005 until November 2011, Mr. Trempont served as a director of Finisar Corporation, a company that develops and markets high speed data communication systems and software for networking and storage. From October 2006 to April 2010, Mr. Trempont served as a director of 3Com Corporation, a network management company that was acquired by Hewlett Packard in April 2010. From 2003 to 2005, Mr. Trempont was CEO-in-Residence at Battery Ventures, a venture capital firm. Prior to joining Battery Ventures, Mr. Trempont was Chairman, President and Chief Executive Officer of Kanisa, Inc., a software-as-a-service company focused on enterprise self-service applications, from 1999 to 2002. Mr. Trempont was President and CEO of Gemplus Corporation, a smart card company, from 1997 to 1999. Prior to Gemplus, Mr. Trempont served as Chief Financial Officer and head of Operations at NeXT Software. Mr. Trempont began his career at Raychem Corporation, a materials science and engineering company focused on telecommunications, electronics, automotive and other industries. Mr. Trempont earned an undergraduate degree in Economics from College St. Louis (Belgium), a B.A. with high honors in Business Administration and Software Engineering (LSM) from the University of Louvain (Belgium) and a master's degree in Business Administration from INSEAD (France/Singapore).	Senior leadership experience Management advisory experience Financial experience Executive-level experience with technology companies Experience through service as a director of public companies

The following individuals are Class 2 Directors whose terms continue until 2014:

	Biographical Information	Specific Experience, Qualifications and Skills Considered by our Board
Janice Roberts **Age 56** **Director since 2010**	Janice Roberts has served as a Managing Director of Mayfield Fund, a Silicon Valley-based venture capital firm, since 2000. Ms. Roberts' current areas of investment interest include mobility, wireless communications, networking and consumer companies. From 1992 to 2002, Ms. Roberts was employed by 3Com Corporation, a network management company that was acquired by Hewlett Packard in April 2010, where she held various executive positions, most recently serving as President of 3Com Ventures, the investment division of 3Com Corporation, and Senior Vice President, Business Development and Global Marketing. Ms. Roberts managed a number of the new business initiatives at 3Com, including its Palm Computing subsidiary. Previously, Ms. Roberts was managing Director and President of BICC Data Networks Ltd., a network management company that was acquired by 3Com in 1992. Ms. Roberts' early career was based in Europe and included various technology-related marketing and general management positions. Ms. Roberts serves on the boards of ARM Holdings, plc, a technology and software company, several private companies and the advisory boards of Illuminate Ventures and SALT Branding. Ms. Roberts teaches Entrepreneurship and Venture Capital at the Stanford School of business. She holds a Bachelor of Commerce degree (Honours) from the University of Birmingham in the United Kingdom.	Senior leadership experience Management advisory experience Executive-level experience with technology companies, including companies focused on mobile and wireless communications technologies
Michael B. Slade **Age 54** **Director since 2011**	Michael Slade is a co-founder of Second Avenue Partners, a provider of management, strategy and capital for early stage companies, where he has served as a partner since 2000. From 2005 to 2006, Mr. Slade served as a strategic advisor for RealNetworks. From 2002 to May 2007, Mr. Slade served as a director of aQuantive, Inc., a publicly traded digital marketing service and technology company that was acquired by Microsoft Corporation in May 2007. From 1998 to 2004, Mr. Slade served as a consultant and member of the executive team at Apple Inc. From 1993 to 1998, Mr. Slade was chairman of the board of directors and chief executive officer of Starwave Corp., a Paul Allen-funded startup that was sold to The Walt Disney Corp. From 1992 to 1998, Mr. Slade held various executive and leadership positions with technology companies including Microsoft Corporation, Central Point Software, NeXT Computer, Inc. and Asymetrix Corp. Mr. Slade holds a B.A. in Economics from Colorado College and an M.B.A. from the Stanford University Graduate School of Business.	Senior executive leadership and business strategy experience Management advisory experience Executive-level experience with technology companies Experience through service as a director of public and private companies

Meetings of the Board and Committees

The Board meets on a regularly scheduled basis during the year to review significant developments affecting the Company and to act on matters requiring Board approval. It also holds special meetings when an important matter requires Board action between regularly scheduled meetings. The Board of Directors met ten times during RealNetworks' fiscal year ended December 31, 2011 and took action by unanimous written consent on two occasions. The independent members of the Board of Directors regularly met in executive session without management present. No incumbent member attended fewer than 75% of the aggregate number of meetings of the Board of Directors held during the period for which he or she has been a director. No incumbent member attended fewer than 75% of the aggregate number of meetings of any Board committees on which he or she served during the periods that he or she served during the fiscal year.

Committees of the Board

The Board of Directors has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Strategic Transactions Committee, and it may create special committees from time to time. Applying the rules of the Nasdaq Stock Market and the SEC, the Board has determined that all members of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are "independent." Committee membership of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Strategic Transactions Committee as of September 5, 2012, the record date, was as follows:

Audit Committee	Nominating and Corporate Governance Committee	Compensation Committee	Strategic Transactions Committee
Eric Benhamou*(1)	Kalpana Raina*	Janice Roberts*	Robert Glaser*
John E. Cunningham, IV	John E. Cunningham, IV	Eric A. Benhamou(1)	Eric A. Benhamou(1)
Kalpana Raina	Janice Roberts	Dominique Trempont	Michael B. Slade
Dominique Trempont			

* Chairperson

(1) Mr. Benhamou's service on our board committees will terminate when his term expires at the Annual Meeting.

Because Mr. Benhamou will not serve on our board of directors following the Annual Meeting, Mr. Trempont will become chairperson of the Audit Committee effective immediately following the Annual Meeting.

Audit Committee. The Audit Committee provides oversight of our accounting and financial reporting processes and financial statement audits, reviews our internal accounting procedures and consults with and reviews the services provided by its independent auditors. All of the members of our Audit Committee are financially literate pursuant to Nasdaq rules, and our Board has designated each of Messrs. Benhamou and Trempont as an Audit Committee Financial Expert, as defined by the SEC and applicable listing standards. From January 1, 2011 to November 16, 2011, the Audit Committee was composed of Mr. Pradeep Jotwani, Messrs. Benhamou and Trempont and Ms. Raina. From November 16, 2011, to December 31, 2011, the Audit Committee was composed of Messrs. Benhamou and Trempont and Ms. Raina. Mr. Cunningham was appointed to the Audit Committee on July 12, 2012, so he did not serve on this Committee in 2011. The Board of Directors has adopted a written charter for the Audit Committee which can be found on our corporate website at http://investor.realnetworks.com under the caption "Corporate Governance." The Audit Committee met five times during the fiscal year ended December 31, 2011.

Compensation Committee. The Compensation Committee establishes, reviews and recommends to the Board the compensation and benefits to be provided to RealNetworks' executive officers and reviews general policy matters relating to employee compensation and benefits. From January 1, 2011 to November 16, 2011, the Compensation Committee was composed of Messrs. Benhamou, Jotwani and Trempont and Ms. Roberts. From November 16, 2011, to December 31, 2011, the Compensation Committee was composed of Messrs. Benhamou and Trempont and Ms. Roberts. The Board of Directors has adopted a written charter for the Compensation Committee which can be found on our corporate website at http://investor.realnetworks.com under the caption "Corporate Governance." The Compensation Committee met eight times during the fiscal year ended December 31, 2011 and took action by unanimous written consent on three occasions.

The Compensation Committee has the authority to retain a compensation consultant to assist in the evaluation of executive compensation and has the authority to approve the consultant's fees and retention terms. In 2011, the Compensation Committee engaged Frederic W. Cook & Co., Inc. ("Cook") as its compensation consultant to provide analyses and make recommendations concerning non-management director compensation.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee searches for and recommends to the Board potential nominees for Board positions, makes recommendations to the

Board regarding size and composition of the Board, and develops and recommends to the Board the governance principles applicable to RealNetworks. From January 1, 2011 to July 22, 2011, the Nominating and Corporate Governance Committee was composed of Mr. Edward Bleier, Mr. Jonathan Klein, and Ms. Raina. From July 22, 2011 to November 16, 2011, the Nominating and Corporate Governance Committee was composed of Messrs. Bleier and Klein and Mss. Raina and Roberts. From November 16, 2011, to December 31, 2011, the Nominating and Corporate Governance Committee was composed of Mss. Raina and Roberts. Mr. Cunningham was appointed to the Nominating and Corporate Governance Committee in August 2012, so he did not serve on this Committee in 2011. The Board of Directors has adopted a written charter for the Nominating and Corporate Governance Committee which can be found on our corporate website at http://investor.realnetworks.com under the caption "Corporate Governance." The Nominating and Corporate Governance Committee met two times during the fiscal year ended December 31, 2011 and took action by unanimous written consent on three occasions.

Strategic Transactions Committee. Pursuant to our Amended and Restated Articles of Incorporation, the approval of the Strategic Transactions Committee is required before the Board of Directors may:

- adopt a plan of merger;
- authorize the sale, lease, exchange or mortgage of (a) assets representing more than 50% of the book value of RealNetworks' assets prior to the transaction or (b) any other asset or assets on which RealNetworks' long-term business strategy is substantially dependent;
- authorize the voluntary dissolution of RealNetworks; or
- take any action that has the effect of the foregoing clauses.

From January 1, 2011 to November 16, 2011, the Strategic Transactions Committee was composed of Messrs. Glaser, Benhamou and Klein. From November 16, 2011, to December 31, 2011, the Strategic Transactions Committee was composed of Messrs. Glaser and Benhamou. Mr. Slade was appointed to the Strategic Transactions Committee in August 2012, so he did not serve on this Committee in 2011. A written charter for the Strategic Transactions Committee can be found on our corporate website at http://investor.realnetworks.com under the caption "Corporate Governance."

Board Oversight of Risk

The Company's management team is responsible for the day-to-day management of risks the Company faces, while the Board of Directors oversees the Company's risk management, both as a full Board of Directors and through its committees. The Board obtains information and insight on the Company's risk management from the Company's senior executives who attend Board meetings and are available to address any questions or concerns raised by the Board on risk management-related and any other matters. The Board also gains information from presentations prepared by senior management on strategic and significant operational matters involving our business. The Board of Directors also periodically reviews and approves the Company's strategic plans and initiatives, including the related expected opportunities and challenges facing the business and the execution of those plans.

The Board of Directors has delegated the oversight of certain risk areas to Board committees that assist the Board in fulfilling its risk oversight responsibility. For example, the Audit Committee has the responsibility to consider and discuss the Company's major financial risk exposures and the steps management has taken to monitor and control these risks. The Audit Committee also monitors compliance with legal and regulatory requirements, reviews legal matters that could have a significant financial impact on the Company and oversees the performance of the Company's internal audit function. In addition, the Audit Committee monitors the Company's code of ethics and oversees the Company's procedures for handling employee complaints regarding accounting, accounting controls and auditing matters.

The Audit Committee also reviews the annual comprehensive enterprise risk assessment performed by the Company's internal audit department that encompasses a number of significant areas of risk, including strategic, operational, compliance, investment and financial risks. This assessment process is designed to gather data regarding the most important risks that could impact the Company's ability to achieve its objectives and execute its strategies and entails reviewing critical Company policies and strategies as well as monitoring emerging industry trends and issues. The assessment is reviewed by the Company's Chief Executive Officer and Chief Financial Officer and presented to the Audit Committee to facilitate discussion of any high risk areas.

The Board of Directors has also delegated to other committees the oversight of risk within their areas of responsibilities and expertise. The Compensation Committee reviews and approves the compensation for the Company's executive officers (other than the Chief Executive Officer) and its relationship to the Company's strategy and business plans and, in connection with those responsibilities, conducts an annual review of the Company's risk assessment of its compensation policies and practices for its employees. The Nominating and Corporate Governance Committee oversees the risk associated with the Company's corporate governance policies and practices. Each Board Committee is responsible for reporting its findings and recommendations, as appropriate, to the full Board of Directors.

Policy Regarding Director Attendance at Annual Meetings of Shareholders

We have a policy that at least one member of our Board of Directors will attend each annual meeting of shareholders, and all directors are encouraged to attend shareholder meetings. We will reimburse directors for reasonable expenses incurred in attending annual meetings of shareholders. One director attended the annual meeting of shareholders held on November 16, 2011.

Code of Business Conduct and Ethics

RealNetworks has adopted a Code of Business Conduct and Ethics that applies to all of RealNetworks' employees, officers and directors. RealNetworks' Code of Business Conduct and Ethics is publicly available on its website (http://investor.realnetworks.com under the caption "Corporate Governance"), or can be obtained without charge by written request to RealNetworks' Corporate Secretary at the address of RealNetworks' principal executive office. RealNetworks intends to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to or waiver from the application of the Code of Business Conduct and Ethics that applies to the Chief Executive Officer or the Chief Financial Officer, and any other applicable accounting and financial employee, by posting such information on its website at http://investor.realnetworks.com under the caption "Corporate Governance."

VOTING SECURITIES AND PRINCIPAL HOLDERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of September 5, 2012, information regarding beneficial ownership of the Common Stock by (a) each person known to the Company to be the beneficial owner of more than five percent of RealNetworks' outstanding common stock, (b) each director, (c) each Named Executive Officer for the 2011 fiscal year, and (d) all of RealNetworks' executive officers and directors as a group. Percentage of beneficial ownership is based on 35,097,913 shares outstanding as of September 5, 2012. The mailing address for each named executive officer and director in the table below is c/o RealNetworks, Inc., 2601 Elliott Avenue, Suite 1000, Seattle, Washington 98121.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)	Percentage of Common Stock Outstanding
Robert Glaser(2)	12,949,254	36.7%
T. Rowe Price Associates, Inc.(3)	3,224,686	9.2
Dimensional Fund Advisors LP(4)	2,262,643	6.5
Eric A. Benhamou(5)	104,045	*
John E. Cunningham, IV(6)	2,991	*
Kalpana Raina(7)	113,900	*
Janice Roberts(8)	24,143	*
Michael B. Slade(9)	11,386	*
Dominique Trempont(10)	24,972	*
Mathew Hulett(11)	82,555	*
Michael Lunsford(12)	281,716	*
Robert Kimball(13)	388,488	1.1
Thomas Nielsen(14)	91,228	*
Michael Eggers	426	*
Tracy D. Daw	0	*
Hank Skorny	0	*
All directors and executive officers as a group (11 persons)(15)	13,755,312	38.3%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the beneficial owner exercises voting or investment power. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of September 5, 2012 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, and subject to community property laws where applicable, RealNetworks believes, based on information provided by such persons, that the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Includes 459,101 shares of Common Stock owned by the Glaser Progress Foundation, of which Mr. Glaser is trustee. Mr. Glaser disclaims beneficial ownership of these shares. Also includes 156,250 shares of Common Stock issuable upon exercise of options exercisable within 60 days of September 5, 2012.

(3) Information is based on a Schedule 13G filed with the SEC on February 8, 2012 by T. Rowe Price Associates, Inc. ("T. Rowe Price"). T. Rowe Price reported that as of December 31, 2011, it beneficially owned an aggregate of 3,224,686 shares of common stock and that its address is 100 E. Pratt Street,

Baltimore, Maryland 21202. These securities are owned by various individual and institutional investors including T. Rowe Price Science & Technology Fund, Inc. which owns 1,966,665 shares representing 5.6% of the shares outstanding, for which T. Rowe Price serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, T. Rowe Price is deemed to be a beneficial owner of such securities; however, T. Rowe Price expressly disclaims that it is the beneficial owner of such securities.

(4) Information is based on a Schedule 13G filed with the SEC on February 14, 2012 by Dimensional Fund Advisors LP ("Dimensional"). Dimensional reported that as of December 31, 2011, it beneficially owned an aggregate of 2,262,643 shares of common stock and that its address is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746. Dimensional furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. While Dimensional possesses investment and/or voting power over these shares and therefore may be deemed to be the beneficial owner of such shares, Dimensional disclaims beneficial ownership of these shares.

(5) Includes 13,909 shares of common stock owned by the Eric and Illeana Benhamou Living Trust. Also includes 84,479 shares of common stock issuable upon exercise of options exercisable within 60 days of September 5, 2012 and 5,657 restricted stock units that are scheduled to vest and be released within 60 days of September 5, 2012.

(6) Includes 1,563 shares of common stock issuable upon exercise of options exercisable within 60 days of September 5, 2012.

(7) Includes 101,979 shares of common stock issuable upon exercise of options exercisable within 60 days of September 5, 2012 and 5,657 restricted stock units that are scheduled to vest and be released within 60 days of September 5, 2012.

(8) Includes 12,499 shares of common stock issuable upon exercise of options exercisable within 60 days of September 5, 2012 and 5,657 restricted stock units that are scheduled to vest and be released within 60 days of September 5, 2012.

(9) Includes 5,729 shares of common stock issuable upon exercise of options exercisable within 60 days of September 5, 2012 and 5,657 restricted stock units that are scheduled to vest and be released within 60 days of September 5, 2012.

(10) Includes 13,020 shares of common stock issuable upon exercise of options exercisable within 60 days of September 5, 2012 and 5,657 restricted stock units that are scheduled to vest and be released within 60 days of September 5, 2012.

(11) Includes 58,596 shares of common stock issuable upon exercise of options exercisable within 60 days of September 5, 2012.

(12) Includes 233,720 shares of common stock issuable upon exercise of options exercisable within 60 days of September 5, 2012.

(13) Includes 388,487 shares of common stock issuable upon exercise of options exercisable within 60 days of September 5, 2012.

(14) Includes 89,867 shares of common stock issuable upon exercise of options exercisable within 60 days of September 5, 2012.

(15) Includes an aggregate of 785,216 shares of common stock issuable upon exercise of options exercisable within 60 days of September 5, 2012 and 28,285 restricted stock units that are scheduled to vest and be released within 60 days of September 5, 2012.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers, directors, and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes of ownership with the SEC. Executive officers, directors and greater than ten percent shareholders are required by

SEC regulation to furnish the Company with copies of all such reports they file. Specific due dates have been established by the SEC, and the Company is required to disclose any failure to file by those dates.

Based solely on the Company's review of the copies of such reports the Company received, and on written representations by our executive officers and directors regarding their compliance with the applicable reporting requirements under Section 16(a) of the Exchange Act, the Company believes that, with respect to the fiscal year ended December 31, 2011, all of the Company's executive officers and directors, and all of the persons known to the Company to own more than ten percent of its common stock, complied with all such reporting requirements.

Compensation Committee Interlocks and Insider Participation

From January 1, 2011 to November 16, 2011, the Compensation Committee was composed of Messrs. Benhamou, Jotwani and Trempont and Ms. Roberts. From November 16, 2011 to December 31, 2011, the Compensation Committee was composed of Messrs. Benhamou and Trempont and Ms. Roberts. In 2011, no executive officer of RealNetworks served as a member of the board of directors or compensation committee of any entity that had one or more executive officers serving as a member of RealNetworks' Board of Directors or Compensation Committee. In addition, no interlocking relationship existed between any member of our Compensation Committee and any member of the compensation committee of any other company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This compensation discussion and analysis discusses the principles underlying our executive compensation program and the important factors relevant to the analysis of the compensation of our executive officers in 2011. We refer to the individuals who served as our Chief Executive Officer and Chief Financial Officer during 2011, as well as the other individuals included in the Summary Compensation Table on page 42, as our "Named Executive Officers." The Named Executive Officers are included in the group of individuals identified as "executives" or "executive officers."

Compensation Objectives and Philosophy

Due to the increasing competitiveness of the Company's industry and the Company's business transition, the primary objectives of the 2011 executive compensation programs established by the Compensation Committee were to attract, retain and motivate the Company's business leaders in order to achieve the Company's business goals and to drive long-term shareholder value. To achieve these objectives, the 2011 executive compensation philosophy was comprised of the following key principles:

- Establish executive compensation that is linked to both company and individual performance.
- Design executive compensation programs to reflect varying degrees of executive responsibility, accountability and impact on the Company's business.
- Ensure compensation is competitive relative to similarly sized companies, taking into account the fact that we are in the technology industry that faces significant competition for executive talent and shareholder investment.
- Establish fixed salary compensation at approximately the median of peer companies, subject to considerations such as individual attributes of the executive and market data for salaries for a given position and other benchmarking data as described below under the caption "*Benchmarking*."

- Establish variable performance-based compensation opportunities (with short- and longer-term objectives) as the largest component of executive compensation that are generally aligned with the middle of the peer group, subject to considerations such as the competitiveness of the fixed salary, the degree to which performance goals reflect strong or weak performance and expected difficulty to achieve the target performance.
- Provide pay incentives that closely align executives' interests with the long-term interests of our shareholders.

Business Context for Compensation Decisions

The 2011 compensation program for named executive officers was influenced by a transitional period in the leadership of the Company following the resignation of Robert Kimball as President and Chief Executive Officer in March 2011, and by the need to re-assess the Company's business strategy and establish a foundation for future growth as leadership transitioned to a new Chief Executive Officer. There were out of the ordinary business facts that colored the execution of the compensation philosophy. Following Mr. Kimball's resignation, our Board of Directors appointed Michael Lunsford as Interim Chief Executive Officer in March 2011 and commenced a search for a permanent Chief Executive Officer with appropriate domain expertise and experience. At the conclusion of this search, Thomas Nielsen was appointed President and Chief Executive Officer in November 2011.

The Compensation Committee developed 2011 executive compensation programs that were designed to encourage the retention and commitment of our remaining key senior executive team, and to motivate these executives to meet company performance goals, including maintaining operational continuity and stability while making progress on positioning the Company for future growth during the leadership transition. These programs included the following:

- determination of fair and competitive overall annual compensation for the Interim Chief Executive Officer and the other executive officers;
- establishment of new performance-driven compensation arrangements with key executive officers in the form of one-time grants of performance-based restricted stock units;
- establishment of expanded severance arrangements with key executive officers with respect to whom retention is critical;
- determination of fair and competitive compensation of the new President and Chief Executive Officer upon the conclusion of the CEO search; and
- payment of fair severance to the former President and Chief Executive Officer.

The discussion that follows elaborates on the decision-making process governing the compensation of our Named Executive Officers, our compensation philosophy, and the specific elements of compensation paid to our Named Executive Officers in 2011.

Role of the Compensation Committee

The Compensation Committee of the Board of Directors is responsible for the oversight of our executive compensation program. Each director who served on the Compensation Committee in 2011 was, and each current member of the Compensation Committee is, a non-employee Director within the meaning of SEC Rule 16b-3, an outside Director within the meaning of IRC Section 162(m) of the Internal Revenue Code of 1986, as amended, and an independent Director under Nasdaq stock exchange listing rules. The Compensation Committee's purpose is to discharge the Board's responsibilities relating to compensation of our executive officers and to adopt policies that govern our compensation and benefit programs in a manner that supports our business strategy. The Compensation Committee has overall responsibility for approving and evaluating our executive officer compensation plans, policies and programs, including:

- periodically reviewing and making recommendations to the independent members of our Board of Directors regarding the agreements with, and compensation of, the Chief Executive Officer;
- periodically reviewing and establishing the agreements with, and compensation of, our executive officers other than the Chief Executive Officer;
- establishing and revising employee incentive compensation plans (other than with respect to the Chief Executive Officer);
- carrying out duties assigned to the Compensation Committee under any stock option plan or other plan and granting stock options and other equity awards to officers of the Company (other than the Chief Executive Officer);
- overseeing the Company's compensation programs, including programs for the Board of Directors and non-executive employees;
- conducting an annual risk assessment related to the Company's employee compensation policies and practices; and
- performing duties as assigned by the Board of Directors.

The Compensation Committee may delegate authority to subcommittees, retain or terminate any compensation consultant and obtain advice and assistance from internal or external legal, accounting or other advisers.

Impact of November 2011 Shareholder Advisory Vote on Named Executive Officer Compensation

At our annual meeting of shareholders in November 2011 (the "2011 Annual Meeting"), RealNetworks' first shareholder advisory vote was conducted on the compensation of our executive officers for whom compensation information was disclosed in the proxy statement relating to the 2011 Annual Meeting (the "2010 Named Executive Officers"). This advisory vote is commonly referred to as a "say-on-pay" vote. At the 2011 Annual Meeting, which occurred on November 16 in the fourth quarter of the Company's fiscal year, the Company's shareholders approved the compensation of the 2010 Named Executive Officers, with approximately 74.7% of shareholder votes cast in favor of the 2010 Named Executive Officer compensation program. By the time this vote was conducted, most of the decisions relating to the compensation of our Named Executive Officers for 2011 had already been made. For example, base salaries and the cash incentive compensation structure for 2011 had been established at the beginning of 2011, performance-based restricted stock unit awards were approved by the Compensation Committee in May 2011, and the employment agreement with Mr. Nielsen relating to his position as RealNetworks' new President and Chief Executive Officer was approved in October 2011. As a result, although carefully reviewed and considered by the Compensation Committee, the 2011 say-on-pay vote did not have a significant impact on the 2011 compensation of RealNetworks' Named Executive Officers. However, in determining 2012 compensation programs for our executive officers, the Compensation Committee has considered, and will continue to consider in future years, the results of the annual say-on-pay vote. With respect to compensation decisions for our executive officers in 2012, the Compensation Committee expects to retain a general approach to executive compensation that takes into account the continuing transitional period in the leadership and developing strategy of the Company, while ensuring that a significant portion of executive compensation is based on performance and that peer company comparisons are made to entities of appropriate revenue size. The 2012 compensation program was generally set in a median range. Finally, in determining how often to hold a shareholder advisory vote on executive compensation, our board of directors took into account our shareholders' preference (approximately 95% of votes cast) for an annual vote at the 2011 annual shareholders meeting. Specifically, our board of directors determined that we will hold an annual advisory shareholder vote on our named executive officer compensation.

Role of Compensation Committee Consultants in Compensation Decisions

The Compensation Committee periodically engages independent compensation consultants to provide assistance and advice as it discharges its responsibilities under its written charter. The duties of compensation consultants engaged by the Compensation Committee may include periodically reviewing the Company's compensation programs to confirm that they are consistent with the executive compensation philosophy and objectives established by the Compensation Committee. Compensation consultants may also advise the Compensation Committee on emerging trends and issues related to the compensation of executive officers and provide recommendations on the appropriate composition of peer group and market data sources to be used by the Compensation Committee as reference points for executive compensation decisions. In 2011, the Compensation Committee retained Frederic W. Cook & Co., Inc. ("Cook") as its independent third party consultant to provide advice and recommendations in connection with the establishment of the compensation of our Named Executive Officers.

Benchmarking

Our Human Resources department periodically obtains executive compensation data from outside compensation consultants and/or salary surveys that reflect a peer group of other technology companies and considers this data when making recommendations to the Compensation Committee regarding employment offers to and compensation packages for our executive officers.

• *Mr. Nielsen.* The primary foundation for the establishment of the compensation of Mr. Nielsen in 2011 was compensation data for the newly hired chief executive officers in a peer group of 15 technology companies that hired a new chief executive officer in the past three years (the "CEO Peer Group"), which companies had a market capitalization of .333 times to 3.33 times RealNetworks' market capitalization at the time the new chief executive officers were hired and with RealNetworks' revenue and market capitalization around the 75th percentile of the CEO Peer Group (i.e., most of the peer companies had lower revenue than RealNetworks).

The companies comprising the CEO Peer Group are:

Accelrys, Inc.	Datalink Corporation	Move Inc.	Sourcefire, Inc.
Acxiom Corp.	FormFactor, Inc.	Openwave Systems, Inc.	Stream Global Services, Inc.
Cardtronics, Inc.	GSI Group Inc.	Renaissance Learning, Inc.	Symmetricon, Inc.
CIBER, Inc.	Internap Network Services Corporation	Sonus Networks, Inc.	

Cook created compensation benchmarks in August 2011 using data disclosed in the SEC filings of companies in the CEO Peer Group and conducted a review of the initial annual base salary, target cash incentive compensation and at-hire long-term incentive compensation of the new chief executive officers in the CEO Peer Group. The CEO Peer Group reflected specialized, situation-specific data for hiring a new chief executive officer rather than the ongoing benchmark group for all officers.

• *Messrs. Lunsford, Eggers, Daw, Hulett and Skorny.* In October 2010, Cook conducted an independent review of RealNetworks' direct compensation program for the then-current Named Executive Officers (which did not include Mr. Nielsen, who had not yet been hired), including base salaries, annual incentives, long-term incentives, retirement and perquisites (the "Cook Data"). In 2011, the Cook Data provided the primary foundation for the establishment of the compensation of Mr. Lunsford in the context of his role as Executive Vice President, Technology Products and Solutions and Media Software and Services, and for Messrs. Eggers, Daw, Hulett and Skorny.

As part of its compensation analysis, Cook utilized compensation data from a survey of a peer group of 14 software and/or media-related companies with which RealNetworks competes for executive talent (the "Compensation Peer Group"). The Compensation Peer Group was selected to reflect the Company's smaller size following organizational changes that began in 2010 and continued in 2011, and was developed by Cook in collaboration with management, with oversight from the Chair of the Compensation Committee. At the time the new peer companies were selected, (i) the Company's trailing four-quarter revenue was above the median of the Compensation Peer Group (i.e., the peer companies skewed smaller than RealNetworks), (ii) the largest company in the Compensation Peer Group had trailing four-quarter revenue that was 2.25 times that of the Company and (iii) the smallest company in the Compensation Peer Group had trailing four-quarter revenue that was 0.2 times that of the Company. The Company's market capitalization was slightly below the median of the Compensation Peer Group. These size criteria were selected so that no size-related bias would affect the compensation benchmark data.

The companies comprising the Compensation Peer Group are:

Ancestry.com Inc.	Infospace, Inc.	Shutterfly Inc.	TiVo Inc.
Avid Technologies, Inc.	MonsterWorldwide, Inc.	Sonic Solutions	ValueClick, Inc.
Blue Nile, Inc.	Move Inc.	Take-Two Interactive, Inc.	
Harmonic Inc.	Rosetta Stone Inc.	THQ Inc.	

New companies reflected in the Compensation Peer Group, as compared to the peer group of companies previously used by the Company to establish executive compensation, include Ancestry.com, Inc., Blue Nile, Inc., Infospace, Inc., Monster Worldwide, Inc., Rosetta Stone Inc. and Sonic Solutions. Companies included in the former peer group that are not included in the Compensation Peer Group are F5 Networks, Inc., Interactive Data Corp., Netflix, Inc., Red Hat, Inc., Scholastic Corporation and WebMD Health Corp.

Cook created compensation benchmarks in October 2010 using data disclosed in SEC filings of companies in the Compensation Peer Group and conducted a review of total target annual cash compensation consisting of annual base salary, target cash incentive compensation, long-term incentive compensation, retirement benefits and perquisites of executives in the Compensation Peer Group. The weighted averages of data for the Compensation Peer Group and data from the Radford 2010 Global Technology Survey were utilized in creating the compensation benchmarks, with data aged to mid-2011 at a 3% annual growth factor based on the World at Work 2011 salary trend survey. The Compensation Committee deemed these benchmarks to be an appropriate basis for 2011 executive compensation decisions.

- *Mr. Kimball.* Mr. Kimball was appointed RealNetworks' President and Acting Chief Executive Officer in January 2010 when the Company's founder, Rob Glaser, resigned as Chief Executive Officer. Mr. Kimball served as President and Chief Executive Officer from July 2010 to March 2011. In 2010, the independent members of the Board of Directors determined Mr. Kimball's compensation in the context of his appointment as President and Chief Executive Officer following a search for a permanent CEO and after Mr. Kimball served as President and Acting CEO from January 2010 to July 2010. Mr. Kimball's annual base salary and performance-based cash incentive compensation remained the same from July 2010 through the termination of his employment in April 2011.

Role of Management in Compensation Decisions

The Compensation Committee invites our Chief Executive Officer, and/or certain other executives including our Chief Financial Officer and our Vice President, Human Resources, to attend its meetings and also convenes executive sessions without management present. Our Chief Executive Officer assesses the performance of the Company's executive officers other than himself. In 2011, the CEO conducted an assessment of the overall performance of the Company's executive officers (other than himself) that was largely based on the evaluation of each executive officer's contributions toward the achievement of the Company's business and strategic objectives during the preceding year, as well as the executive officer's effectiveness in overseeing the function or division for which the executive officer is responsible. Our Chief Executive Officer consults with other members of management and makes recommendations to the Compensation Committee regarding base salaries, bonus targets and actual payments, performance goals and weightings and equity compensation awards for executive officers other than the Chief Executive Officer. The Compensation Committee can consider these recommendations and the recommendations provided by independent compensation consultants, but the Compensation Committee has final authority to exercise its discretion in setting compensation amounts or awards for executives other than the Chief Executive Officer and is bound by neither the recommendations of the Chief Executive Officer nor those of any consultant. The Compensation Committee meets without the Chief Executive Officer or other members of management present during deliberations concerning the Chief Executive Officer's compensation and makes recommendations regarding CEO compensation for approval by the independent members of the Board of Directors in compliance with the Compensation Committee Charter. On behalf of RealNetworks, Rob Glaser, the Company's Chairman of the Board of Directors, our current Interim Chief Executive Officer and member of a committee of directors and executives formed in early 2011 to oversee the development of a strategic framework and the hiring process for the new Chief Executive Officer, facilitated the negotiations concerning the compensation of Thomas Nielsen, who was hired as the Company's President and Chief Executive Officer in November 2011. At the conclusion of these negotiations, the independent members of the Board of Directors approved the compensation arrangements for Mr. Nielsen as reflected in an Employment Agreement between RealNetworks and Mr. Nielsen which was approved in late October 2011 and became effective on November 9, 2011 (the "Nielsen Employment Agreement").

2011 Named Executive Officers

The Named Executive Officers in 2011 are listed below. There are more than five Named Executive Officers due to personnel changes during the year.

Thomas Nielsen, President and Chief Executive Officer: Mr. Nielsen was appointed President and Chief Executive Officer of RealNetworks effective November 2011. He resigned from his positions as Chief Executive Officer and Director of RealNetworks effective July 3, 2012.

Michael Lunsford, Executive Vice President; Former Interim Chief Executive Officer: Mr. Lunsford began 2011 as Executive Vice President, Technology Products and Solutions and Media Software and Services. He was appointed Interim Chief Executive Officer in March 2011 following Mr. Kimball's resignation as President and Chief Executive Officer. Following Mr. Nielsen's appointment as President and Chief Executive Officer in November 2011, Mr. Lunsford was appointed Executive Vice President.

Michael Eggers, Former Senior Vice President, Chief Financial Officer and Treasurer: Mr. Eggers served as Senior Vice President, Chief Financial Officer and Treasurer in 2011. He resigned from RealNetworks effective April 15, 2012.

Tracy D. Daw, Former Chief Legal Officer and Corporate Secretary: Mr. Daw served as Chief Legal Officer and Corporate Secretary in 2011. He resigned from RealNetworks effective April 23, 2012.

Mathew Hulett, Senior Vice President, Games Division: Mr. Hulett continues to serve as Senior Vice President of the Games division, a role in which he has served since July 2010.

Robert Kimball, Former President and Chief Executive Officer: Mr. Kimball served as President and Acting Chief Executive Officer from January 2010 to July 2010, and as President and Chief Executive Officer from July 2010 until his resignation in March 2011.

Hank Skorny, Former Senior Vice President and Chief Strategy Officer: Mr. Skorny resigned as Senior Vice President and Chief Strategy Officer in September 2011.

Elements of Compensation

For 2011, the principal elements of compensation for our Named Executive Officers were:

- base salary as compensation for services provided to RealNetworks generally established based on competitive benchmarking, comparative compensation levels of the senior executive officers and individual performance;
- performance-based short-term cash incentive compensation through the RealNetworks, Inc. 2011 Executive MBO Plan (the "2011 MBO Plan") to provide rewards for the achievement of key short-term financial performance objectives;
- performance-driven compensation arrangements in the form of one-time grants of performance-based restricted stock units designed to drive execution against key objectives during the Company's business transformation and focus on building shareholder value;
- long-term equity incentive compensation to align the interests of our executive officers with those of RealNetworks' shareholders; and
- benefits, including retention, severance and change of control benefits to encourage the continued employment and commitment of the key senior executive team during a transitional period in the leadership of RealNetworks.

RealNetworks does not have established programs under which executive perquisites are offered. RealNetworks does not offer guaranteed payouts under its performance-based cash incentive compensation plans or executive retirement plans that are not provided to the broad U.S. employee population.

2011 Base Salary. We provide Named Executive Officers and other employees with base salary to compensate them for services rendered, to pay for their day-to-day role and responsibilities, and to meet our objective of attracting and retaining the executive talent needed to run our business. Base salaries for Named Executive Officers are determined for each executive based on position, responsibility, experience and competitive market data. When determining base salaries, the Compensation Committee also considers other factors including the salaries established for comparable positions in companies in our industry, salaries paid to executives at other companies with which we compete for comparable talent, the historical and relative compensation levels of our executives and the executive's performance in the preceding year. Base salaries are adjusted from time to time to recognize various levels of responsibility, promotions, individual performance, market conditions and internal equity issues.

- *Mr. Nielsen.* The annual base salary of Mr. Nielsen, who was appointed President and Chief Executive Officer effective November 2011, was established between the 25th percentile and the median of the annual base salaries of newly hired chief executive officers of companies in the CEO Peer Group. The below-median rate reflects the fact that Mr. Nielsen did not have prior experience as a public company chief executive officer, and that Mr. Nielsen's salary was expected to increase to median over time as he gained experience in the CEO role. The companies comprising the CEO Peer Group are set forth in the section captioned *"Benchmarking"* beginning on page 21.

- *Messrs. Lunsford, Eggers, Daw, Hulett, Kimball and Skorny.* In 2011, the annual base salaries of Messrs. Lunsford, Eggers, Daw, Hulett, Kimball and Skorny were not increased because competitive market data from the Compensation Peer Group indicated that these executive officers were being paid salaries that were generally near the 75th percentile of the Compensation Peer Group, and therefore these salaries were considered sufficient to retain the executives and reward them for their day-to-day efforts. The new Compensation Peer Group finding was different than the previous study in 2008 which had shown that salaries were at median. However, the 2008 study was based on a group of peer companies that were size-appropriate at the time, but were deemed too large for RealNetworks following the business reorganization. The Compensation Committee also considered the retention bonus arrangements approved in January 2010 for Messrs. Lunsford, Eggers, Daw, Kimball and Skorny when determining that no adjustments in 2011 annual base salary were deemed necessary for these executive officers. The companies comprising the Compensation Peer Group are set forth in the section captioned *"Benchmarking"* beginning on page 21.

In establishing Mr. Lunsford's compensation in connection with his appointment as Interim Chief Executive Officer, the Compensation Committee and the independent members of the Board of Directors deemed that no adjustment to his annual base salary was necessary given the interim nature of his role and the desire to preserve the annual base salary for the Executive Vice President role that Mr. Lunsford was expected to resume upon the hiring of a permanent Chief Executive Officer. In lieu of a permanent adjustment to Mr. Lunsford's salary upon his appointment as Interim Chief Executive Officer, the Compensation Committee and the independent members of the Board of Directors approved a cash bonus of $175,000 to be paid for each six-month period in which Mr. Lunsford served as Interim Chief Executive Officer. The first bonus was to be paid in full without regard to the number of days Mr. Lunsford served as Interim Chief Executive Officer during the first six-month period, and the second bonus was prorated for the number of months Mr. Lunsford served as Interim Chief Executive Officer during the second six-month period. Mr. Lunsford served as Interim Chief Executive Officer for more than six months, and the cash bonus enhancement that was provided in lieu of salary was discontinued when he ceased serving as Interim Chief Executive Officer.

2011 Performance-based Cash Incentive Compensation. In January 2011, the Compensation Committee of the Board of Directors approved the 2011 MBO Plan, which is an annual performance-based cash incentive plan administered under the RealNetworks 2005 Stock Incentive Plan, as amended and restated (the "2005 Plan"). The 2011 MBO Plan is designed to recognize the achievement of RealNetworks' key 2011 financial objectives and it pays an annual cash award to participants based on annual financial performance targets that were established at the beginning of the 2011 calendar year. The Compensation Committee determined that implementing an annual measurement period under the 2011 MBO Plan was ideal for aligning the performance measurement period under the 2011 MBO Plan with the financial planning and budgeting period used by RealNetworks.

Each of the Named Executive Officers was eligible to participate in the 2011 MBO Plan. Messrs. Kimball and Skorny participated in the 2011 MBO Plan until their respective terminations of employment in April 2011 and September 2011, and because they resigned from RealNetworks prior to the date payments were made under the 2011 MBO Plan, these executives did not receive payments under the 2011 MBO Plan.

In the first quarter of 2011, the Compensation Committee approved payout mechanics and financial performance targets under the 2011 MBO Plan that were derived from RealNetworks' 2011 strategic business plan for the then-current Named Executive Officers (which did not include Mr. Nielsen, who joined the Company in November 2011). The Compensation Committee's philosophy is to establish performance goals for executives that reflect the Company's strategy of producing financial results that (a) are in the interests of the Company and its shareholders, (b) have a degree of difficulty that the Compensation Committee considers to be challenging but achievable, and (c) require a high level of financial performance in the context of the present state of the Company's business. Consistent with this strategy, the Compensation Committee established revenue as a performance metric under the 2011 MBO Plan because it was a key element of RealNetworks' 2011 business plan and the Company considers revenue to be a key driver of its success. The Compensation Committee also established adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA") as a performance metric under the 2011 MBO Plan in order to provide rewards to our executives for achieving short-term profitability and therefore, like revenue, it aligned the interests of plan participants with those of the Company and its shareholders. Adjusted EBITDA is a non-GAAP performance measure reported by the Company in its periodic filings with the SEC that excludes certain non-recurring items and that the Company uses to measure profitability both at the corporate and divisional levels. In addition, the Compensation Committee established divisional revenue and adjusted EBITDA performance metrics for Messrs. Lunsford and Hulett given Mr. Lunsford's managerial responsibilities for our Core and Emerging Products segments and Mr. Hulett's managerial responsibilities for our Games segment. The actual corporate and divisional revenue and adjusted EBITDA goals, and their weightings, are discussed below.

In December 2011, the Compensation Committee approved the payout mechanics and non-financial performance targets under the 2011 MBO Plan for Mr. Nielsen as contemplated by the Nielsen Employment Agreement. The Nielsen Employment Agreement provided that for 2011, Mr. Nielsen's actual bonus payout would be pro-rated to reflect the period of time he actually served as Chief Executive Officer in 2011. Mr. Nielsen's payout under the 2011 MBO Plan reflected pro-rata achievement for 53 days of employment. The non-financial performance targets for Mr. Nielsen under the 2011 MBO Plan, and their weightings, are described below.

The target annual bonuses for Named Executive Officers under the 2011 MBO Plan were established at approximately the median of the Compensation Peer Group (as a percentage of annual base salary), which the Compensation Committee determined was sufficiently competitive and provided appropriate performance incentives. Under the 2011 MBO Plan, the target payouts for the Named Executive Officers were as follows:

Name and Title	Target Payout under 2011 MBO Plan (as a percentage of base salary)	Actual Payout under 2011 MBO Plan (as a percentage of base salary)
Thomas Nielsen President and Chief Executive Officer	100%(1)	100%(1)
Michael Lunsford Executive Vice President and Former Interim Chief Executive Officer	75%	55.8%
Michael Eggers Former Senior Vice President, Chief Financial Officer and Treasurer	75%	51.4%
Tracy D. Daw Former Chief Legal Officer and Corporate Secretary	45%	30.8%
Mathew Hulett Senior Vice President, Games Division	75%	50.1%
Robert Kimball(2) Former President and Chief Executive Officer	100%	—
Hank Skorny(2) Former Senior Vice President and Chief Strategy Officer	45%	—

(1) Prorated for the portion of 2011 during which Mr. Nielsen served as President and Chief Executive Officer, which was from November 9, 2011 to December 31, 2011.

(2) Messrs. Kimball and Skorny did not receive payouts under the 2011 MBO Plan because their employment with the Company terminated effective April 15, 2011 and September 16, 2011, respectively.

For the Named Executive Officers other than Mr. Nielsen, no portion of the target payout based on corporate and/or divisional revenue goals would have been paid if less than 90% of such revenue goals had been achieved. For achievement of 90%-100% of the corporate and/or divisional revenue goals, each of these executives would be paid 70%-100% of the portion of the target payout based on the level of achievement of such revenue goals. For achievement of 100%-120% of the corporate and/or divisional revenue goals, each of these executives would be paid 100%-160% of the portion of the target payout based on the level of achievement of such revenue goals. In order to keep potential costs reasonable, no executive officer would be paid more than 100% of his target payout based on corporate and/or divisional revenue unless at least 100% of the corporate and/or divisional adjusted EBITDA goals had been attained, and no executive officer could be paid more than 160% of his target payout based on such revenue goals. For each of these executives, no portion of the target payout based on corporate and/or divisional adjusted EBITDA goals would be paid if less than 50% of such adjusted EBITDA goals had been achieved. For achievement of 50%-160% of the corporate and/or divisional adjusted EBITDA goals, each executive officer would be paid 50%-160% of the portion of the target payout based on the level of achievement of such adjusted EBITDA goals, with no executive officer being paid more than 160% of his target payout based on such adjusted EBITDA goals. Performance goals, actual attainment, payout attainment and payout percentage for the Named Executive Officers are set forth below.

In considering ranges for target performance and target payouts for executives participating in the 2011 MBO Plan, the Compensation Committee recognized that in 2011, RealNetworks was expected to continue its focus on the transformational activities that began in 2010, including re-assessing its business strategy and positioning the Company for future growth. The Compensation Committee desired to establish ranges for target performance and target payouts that would motivate the Company's executives to work hard throughout 2011 to achieve target performance. In addition, the Compensation Committee provided for increased payouts for incremental corporate and/or divisional revenue generation only in the event the corporate and/or divisional adjusted EBITDA goals were achieved in order to incentivize profitable revenue growth and to align the level of rewards with the attainment of these key financial objectives. Payouts based on corporate and/or divisional revenue and adjusted EBITDA were capped at 160% consistent with the Compensation Committee's desire to establish compensation programs that do not provide risk-taking incentives.

A summary of the 2011 MBO Plan payout mechanics based on financial metrics is as follows:

Revenue (50% weighting)		**Adjusted EBITDA (50% weighting)**	
Attainment	**Incentive Payout(1)**	**Attainment**	**Incentive Payout**
<90%	No payout	<50%	No payout
90% - 100%	70 - 100%	50% - 160%	50% - 160%
100% - 120%+	100% - 160%		

(1) The payout attainment based on revenue goals was capped at 100% unless the adjusted EBITDA goals were achieved at an attainment level of 100%.

Notwithstanding the performance and payout targets established under the 2011 MBO Plan, the Compensation Committee reserved the right to adjust performance and payout targets based on acquisitions or dispositions of assets and also decrease or eliminate an executive officer's award before it is paid. The Compensation Committee made no such adjustments to performance or payout targets in 2011. Executive officers were required to be employed on the date earned award payments are made in order to be eligible to receive payment under the 2011 MBO Plan, except in the case of death or disability.

• *Mr. Nielsen.* The target payout under the 2011 MBO Plan for Mr. Nielsen was based on non-financial performance goals established by the Compensation Committee shortly after the commencement of his employment in November 2011. Non-financial performance goals were selected under the 2011 MBO Plan for Mr. Nielsen because his appointment as President and Chief Executive Officer occurred late in 2011 and he did not have financial oversight of the business for nearly all of 2011. The non-financial performance goals for Mr. Nielsen under the 2011 MBO Plan included (a) the completion of the preliminary fiscal year 2012 budget; (b) the establishment of executive team goals for fiscal year 2012; and (c) securing an exclusive negotiation arrangement for the sale of the Company's patent and Next Generation Video technology assets, with each objective weighted equally. These goals were selected because they were critical goals on which the Company was focused at the end of 2011. In February 2012, the Compensation determined that attainment of Mr. Nielsen's performance goals under the 2011 MBO Plan was 100% because each of the three performance goals had been fully and successfully completed. Under the 2011 MBO Plan, Mr. Nielsen received a payout of $65,342, which payout was prorated for the portion of the year that he served as President and Chief Executive Officer.

• *Mr. Lunsford.* The target payout under the 2011 MBO Plan for Mr. Lunsford was based on the achievement of corporate revenue and adjusted EBITDA goals, and revenue and adjusted EBITDA goals for the Core and Emerging Products divisions, with each financial metric having equal weight to reflect the importance of maintaining shareholder value and aligning Mr. Lunsford's incentives with the financial performance of the portions of the business for which he is responsible.

Performance goals, actual attainment, payout attainment and payout percentage under the 2011 MBO Plan for Mr. Lunsford were as follows:

Performance Metric	Target Goal $(in millions)	Actual Attainment $(in millions)	Goal Attainment(%)	Percentage of Target Payout
Corporate Revenue	355.1	335.7	94.5%	83.6%
Corporate Adjusted EBITDA	33.2	17.7	53.4%	53.4%
Core & Emerging Products Revenue	248.8	237.8	95.6%	86.7%
Core & Emerging Products Adjusted EBITDA	58.32	43.0	73.6%	73.6%
Overall Attainment			**79.3%**	**74.3%**

The following table shows the 2011 target and actual performance-based cash incentive compensation under the 2011 MBO Plan for Mr. Lunsford.

Name	2011 MBO Plan Target Annual Cash Incentive Compensation	2011 MBO Plan Actual Annual Cash Incentive Compensation Earned	2011 MBO Plan Actual Annual Cash Incentive Compensation Earned (as a percentage of target award)
Michael Lunsford	$300,000	$223,015	74.3%

• *Messrs. Eggers, Daw, Kimball and Skorny.* The target payouts under the 2011 MBO Plan for Messrs. Eggers, Daw, Kimball and Skorny were based on the achievement of corporate revenue and adjusted EBITDA goals, with each financial metric having equal weight to reflect the importance of maintaining shareholder value.

Performance goals, actual attainment, payout attainment and payout percentage under the 2011 MBO Plan for Messrs. Eggers, Daw, Kimball and Skorny were as follows:

Performance Metric	Target Goal $(in millions)	Actual Attainment $(in millions)	Goal Attainment(%)(1)	Percentage of Target Payout(1)
Corporate Revenue	355.1	335.7	94.5%	83.6%
Corporate Adjusted EBITDA	33.2	17.7	53.4%	53.4%
Overall Attainment			**74.0%**	**68.5%**

(1) Messrs. Kimball and Skorny did not earn performance-based cash incentive compensation in 2011 because their employment terminated before the date payments were made under the 2011 MBO Plan.

The following table shows the 2011 target and actual performance-based cash incentive compensation under the 2011 MBO Plan for Messrs. Eggers, Daw, Kimball and Skorny.

Name	2011 MBO Plan Target Annual Cash Incentive Compensation	2011 MBO Plan Actual Annual Cash Incentive Compensation Earned(1)	2011 MBO Plan Actual Annual Cash Incentive Compensation Earned (as a percentage of target award)(1)
Michael Eggers	$262,500	$179,817	68.5%
Tracy D. Daw	$128,250	$ 87,853	68.5%
Robert Kimball	$525,000	—	—
Hank Skorny	$350,000	—	—

(1) Messrs. Kimball and Skorny did not earn performance-based cash incentive compensation in 2011 because their employment terminated before the date payments were made under the 2011 MBO Plan.

• *Mr. Hulett.* The target payout under the 2011 MBO Plan for Mr. Hulett was based on the achievement of corporate revenue and adjusted EBITDA goals, and revenue and adjusted EBITDA goals for the Games division, with each financial metric having equal weight to reflect the importance of maintaining shareholder value and aligning Mr. Hulett's incentives with the financial performance of the portion of the business for which he is responsible.

Performance goals, actual attainment, payout attainment and payout percentage under the 2011 MBO Plan for Mr. Hulett were as follows:

Performance Metric	Target Goal $(in millions)	Actual Attainment $(in millions)	Goal Attainment(%)	Percentage of Target Payout
Corporate Revenue	355.1	335.7	94.5%	83.6%
Corporate Adjusted EBITDA	33.2	17.7	53.4%	53.4%
Games Revenue	106.2	97.8	92.1%	76.4%
Games Adjusted EBITDA	17.2	9.2	53.8%	53.8%
Overall Attainment			**73.5%**	**66.8%**

The following table shows the 2011 target and actual performance-based cash incentive compensation under the 2011 MBO Plan for Mr. Hulett.

Name	2011 MBO Plan Target Annual Cash Incentive Compensation	2011 MBO Plan Actual Annual Cash Incentive Compensation Earned	2011 MBO Plan Actual Annual Cash Incentive Compensation Earned (as a percentage of target award)
Mathew Hulett	$232,500	$155,312	66.8%

Discretionary Cash Bonus Awards. From time to time, RealNetworks utilizes discretionary signing, promotion, retention or other bonus awards as compensation tools that provide incentives for executives to accept employment offers, to reward outstanding performance by executives and to retain key executives.

In January 2012 and pursuant to the Nielsen Employment Agreement, Mr. Nielsen was provided a signing bonus in the amount of $100,000 that was subject to repayment in full if Mr. Nielsen terminated his employment without "good reason" or RealNetworks terminated his employment for "cause" (as each of these terms is defined in the Nielsen Employment Agreement) within the first year of Mr. Nielsen's employment with RealNetworks. The Board of Directors and Mr. Nielsen mutually agreed that the chief executive officer position was not the right fit, and following his resignation as President and Chief Executive Officer in July 2012, Mr. Nielsen retained the signing bonus.

In July 2011, the Board of Directors approved the payment of a discretionary bonus to Mr. Lunsford in the amount of $26,667 in recognition of his exceptional work after assuming the role and responsibilities of Interim Chief Executive Officer in March 2011.

2010 Retention Arrangements. In light of the transitional activities resulting from the departure in January 2010 of Robert Glaser, the Company's first Chief Executive Officer, and the desire to retain the key senior executive team, as well as to reinforce and encourage the continued attention and commitment of certain key executives to their duties without distraction during a challenging period for the Company, the Compensation Committee approved retention letter agreements in January 2010 between the Company and certain key employees, including Messrs. Lunsford, Eggers, Daw, Kimball and Skorny (the "2010 Retention Agreements"). Mr. Hulett did not enter into a retention agreement because he was not serving as an executive officer at the time the retention agreements were put in place. The Compensation Committee engaged Cook to provide analysis and advice with respect to the development of the 2010 Retention Agreements. These one-time compensation arrangements were viewed as a pragmatic necessity during the period of rapid change in leadership and business priorities that followed Mr. Glaser's departure as CEO and the subsequent CEO search. The amounts were determined following a review of other companies with market capitalization below $4.0 billion that had used retention awards during periods of uncertainty, with an eye towards balancing the cost to the Company with materiality to executives and the potential cost to replace key employees that may choose to leave rather than work through a difficult period. The 2010 Retention Agreements provided for the payment of cash bonuses in 2011 to Messrs. Lunsford, Eggers, Daw, Kimball and Skorny as described below:

Name	Retention Bonus Amount	
Michael Lunsford	$800,000	(2x February 2010 salary)
Michael Eggers	$700,000	(2x February 2010 salary)
Tracy D. Daw	$285,000	(1x February 2011 salary)
Robert Kimball	$850,000	(2x February 2010 salary)
Hank Skorny	$700,000	(2x February 2010 salary)

Proxy Statement

Under the original terms of the 2010 Retention Agreements, two-thirds of each of the retention bonuses for Messrs. Lunsford, Eggers, Kimball and Skorny was payable on February 1, 2011, and the remaining one-third of the total amount of each such bonus was payable on August 1, 2011, subject to the continued employment of the respective executive officer through each such date. For Mr. Daw, whose target bonus was considerably lower since he had not yet been promoted to Chief Legal Officer, 100% of his retention bonus was paid on February 1, 2011. Following his resignation as President and Chief Executive Officer in March 2011, Mr. Kimball received 100% of the portion of his retention bonus that was scheduled to be paid on August 1, 2011, which was pursuant to the terms of Mr. Kimball's 2010 Retention Agreement and a Separation Agreement and Release between RealNetworks and Mr. Kimball, effective April 15, 2011, in connection with his resignation (the "Kimball Separation Agreement"). All of the retention bonuses paid in 2011, including Mr. Kimball's accelerated retention bonus paid upon the termination of his employment, were pursuant to the original 2010 Retention Agreements that were entered into in early 2010.

The amounts of the retention bonuses for Messrs. Lunsford, Eggers, Daw, Kimball and Skorny were determined when the bonuses were originally approved in January 2010 based on a multiple of annual base salary. The multiple, which ranged from 1.0 to 2.0, was based upon the Named Executive Officer's relative level of responsibility and potential impact on RealNetworks' overall performance. The payment schedule and payment amounts were determined for Messrs. Lunsford, Eggers, Daw, Kimball and Skorny in consideration of their critical roles within RealNetworks, to ensure executive continuity and retention for up to 18 months, and in recognition that the first 12 months of RealNetworks' transformational activities were expected to present the most difficult challenges. RealNetworks believed that these periods would provide sufficient time to find the permanent CEO and effect much of the business transformation.

Under the 2010 Retention Agreements, one-half of the maximum amount was guaranteed to be paid. On each scheduled payment date, subject to the continued employment of the respective executive officer, Messrs. Lunsford, Eggers, Daw, Kimball and Skorny were each to receive 50% of the scheduled amount of his respective bonus, and the remaining 50% (or lesser amount) was to be paid only if approved by the Compensation Committee, at its discretion. The Committee retained this ability to exercise discretion as to the performance of executives in order to ensure the full award was not paid to anyone whose performance during the retention period did not meet expectations. In the event of the termination of Messrs. Lunsford, Eggers, Daw, Kimball or Skorny without "cause" or resignation for "good reason" (as such terms are defined in the amended and restated Change in Control and Severance Agreement for each of Messrs. Lunsford, Eggers, Daw, Kimball and Skorny as described under the caption *"Severance and Change in Control Benefits"* beginning on page 35), the terminated executive officer would have been entitled to receive the unpaid portion of the maximum retention bonus amount that would otherwise have been scheduled to be paid after such termination. In the event of the death or permanent disability of Messrs. Lunsford, Eggers, Daw, Kimball or Skorny, the Company would have paid a prorated amount of the respective retention bonus (less any amounts previously paid), with any payout of the discretionary portion remaining subject to the Compensation Committee's discretion. The rationale for this payment upon termination of employment by the Company was to reassure the officers that the retention award could not be taken back by the Company in the event of corporate turbulence or an unexpected change in leadership during the coming months. This was considered necessary in order to ensure the retention awards were effective following the first change in the chief executive officer position in the Company's history.

In January 2011, after considering the recommendations of Mr. Kimball, then serving as CEO, the Compensation Committee approved 100% of the discretionary portion of the retention bonus payments scheduled to be paid on February 1, 2011 for Messrs. Lunsford, Eggers, Daw and Kimball based on the quality of their overall performance and their high degree of effort in their respective areas of responsibility and oversight, and 85% of the discretionary portion of the bonus payment scheduled to be paid on February 1, 2011 for Mr. Skorny based on his achievement of objectives related to the development and launch of RealNetworks' media cloud service offering. In July 2011, the Compensation Committee approved 100% of the discretionary portion of the retention bonus payments scheduled to be paid on August 1, 2011 for Messrs. Eggers and Skorny based on the quality of their overall performance and high degree of effort in their respective areas of responsibility and oversight, and based on the recommendation of the Compensation Committee, the Board of Directors approved 100% of the discretionary portion of the retention bonus payment scheduled to be paid on August 1, 2011 for Mr. Lunsford.

2011 Performance-Based Restricted Stock Units. In light of the Company's continued transformational activities focused on re-assessing Company strategy and positioning the Company for future growth as it transitioned to new, permanent leadership following Mr. Kimball's resignation in March 2011, which was the second time in 15 months in which the Company's CEO had terminated employment, the Compensation Committee approved performance-based supplemental grants of performance-based restricted stock units ("PRSUs") in May 2011. This supplemental PRSU program had the objectives of motivating key executives to achieve Company performance goals, maintaining operational continuity and rewarding them for making progress in the face of the CEO leadership transition. Pursuant to the PRSU program, Messrs. Lunsford and Eggers were awarded 67,145 and 57,553 PRSUs, respectively, and Messrs. Daw, Hulett and Skorny each received an award of 34,532 PRSUs. The PRSUs were scheduled to vest on April 1, 2012, subject to the achievement of certain pre-established performance objectives as determined by the Compensation Committee (the "PRSU Objectives") and the continued employment of the executives through such date. The Compensation Committee had sole and absolute discretion under the PRSU program to determine the level of achievement of the PRSU Objectives. The number of PRSUs awarded to each of Messrs. Lunsford, Eggers, Daw, Hulett and Skorny was determined by dividing the average annual base salaries of the Named Executive Officers in each executive level by $14.00 (the approximate fair market value of RealNetworks common stock at the time the PRSU program was approved by the Compensation Committee), and applying a multiplier based on the Named Executive Officer's relative level of responsibility and potential impact on RealNetworks' overall performance. The multiplier was 1.5 for Messrs. Lunsford and Eggers and 1.0 for Messrs. Daw, Hulett and Skorny. The Compensation Committee determined that the size of the PRSU awards provided sufficient incentive to retain these executive officers through the CEO leadership transition, while motivating them to achieve critical Company initiatives during the transition period by establishing performance objectives as a condition to PRSU vesting. The vest date of April 1, 2012 was established to ensure executive continuity and retention of the executives for up to 12 months, which the Compensation Committee believed would provide sufficient time to complete the CEO search and leadership transition.

In March 2012, the Compensation Committee measured Messrs. Lunsford, Eggers, Daw and Hulett as a group on Company performance against the PRSU Objectives. Mr. Skorny was not included in this group because his employment with RealNetworks terminated in September 2011. The PRSU Objectives included (a) implementing strategic initiatives that were accepted and endorsed by the Board of Directors (the "Strategic Goal"), (b) facilitating a smooth leadership transition for the Company's permanent Chief Executive Officer (the "Transition Goal"), and (c) achieving operational milestones related to the Company's media cloud offering and social games strategy (the "Operational Goals"), with each objective weighted equally. The Compensation Committee determined that these PRSU Objectives were appropriate because they represented key milestones for making meaningful progress to position the Company for future growth and for execution on critical key corporate initiatives on which RealNetworks would be focused during the 12 months following the implementation of the PRSU program. In March 2012, the Compensation Committee determined that the Strategic Goal and the Transition Goal were each achieved at a level of 100%, and the Operational Goals were achieved at an overall level of 83% (based on an average of the achievement levels of 66% for the media cloud-related milestone and 100% for the social games-related milestone), resulting in an overall PRSU achievement level of 94.33%. On April 1, 2012, and based on the overall achievement level of 94.33%, 63,337, 54,289, 32,574 and 32,574 of the PRSUs vested and a corresponding number of shares of common stock were issued to Messrs. Lunsford, Eggers, Daw and Hulett, respectively. None of the PRSUs awarded to Mr. Skorny vested because Mr. Skorny's employment with RealNetworks terminated in September 2011.

Under the PRSU program, in the event of the termination of Messrs. Lunsford, Eggers, Daw, Hulett or Skorny by RealNetworks without "cause" (as such term is defined in the PRSU award agreement (the "PRSU Agreement") between RealNetworks and each executive officer), or in the event of the death of any of these executive officers, all unvested PRSUs held by a Named Executive Officer would have immediately vested as to 100% of the PRSUs granted. In the event of the permanent disability of Messrs. Lunsford, Eggers, Daw, Hulett or Skorny, the PRSUs held by such Named Executive Officer would have vested as to a pro rata portion of the PRSUs based on the number of months elapsed between April 1, 2011 and the date of such permanent disability. In the event of a change of control (as such term is defined in the PRSU Agreement) in which the PRSUs had been assumed or substituted by a successor entity, and the employment of Messrs. Lunsford, Eggers, Daw, Hulett or Skorny had been terminated by such successor without "cause" or resignation for "good reason" (as such terms are defined in the PRSU Agreement), the PRSUs for a terminated executive officer would have vested as to 100% of the PRSUs granted. In the event of a change of control without the assumption or substitution of the PRSUs by a successor entity, such PRSUs would have vested as to 100% of the PRSUs granted.

Long-term Equity Incentive Compensation. RealNetworks' long-term incentive program is designed to motivate our executive officers to focus on long-term company performance through equity awards and to serve as a tool in attracting and retaining key executive officers. The Company grants annual officer equity awards at approximately the median of peer companies, which is considered by the Compensation Committee to be sufficiently competitive, and also provides equity at the time of senior officer hires and promotions to align executive interests with their new roles.

The Cook Data showed that RealNetworks' long-term equity awards to the Named Executive Officers were not at competitive levels as compared to the Compensation Peer Group. The Compensation Committee desired to provide a competitive annual equity grant for our executive officers in 2011, and therefore it approved equity awards for Messrs. Lunsford, Eggers, Daw, Hulett and Skorny that were competitive with the equity awards granted to similarly situated executives in the Compensation Peer Group.

The equity awards granted to the Named Executive Officers in 2011 are as follows (share numbers are presented in this Compensation Discussion and Analysis after giving effect to (i) adjustments to equity awards made in connection with the special dividend of $1.00 per share paid on August 23, 2011 and (ii) the 1-for-4 reverse split of the Company's common stock effective August 30, 2011):

Name	Type of Award	No. Granted	Grant Date	Grant Purpose
Thomas Nielsen	Stock Options(1)	640,000	November 2011	New Hire CEO Award
Thomas Nielsen	Stock Options(2)	240,000	November 2011	New Hire CEO Award
Michael Lunsford	Stock Options(1)	123,250	February 2011	Annual Executive Vice President Award
Michael Eggers	Stock Options(1)	123,250	February 2011	Annual CFO Award
Tracy D. Daw	Stock Options(1)	76,500	February 2011	Annual Chief Legal Officer Award
Mathew Hulett	Stock Options(1)	87,500	February 2011	Annual Senior Vice President Award
Hank Skorny	Stock Options(1)	38,250	February 2011	Annual Chief Strategy Officer Award

(1) Vesting is time-based over four years.

(2) Vesting is subject to the achievement of the stock price performance targets set forth in the Nielsen Employment Agreement, as described further below.

The stock option grants awarded in February 2011 to Messrs. Lunsford, Eggers, Daw, Hulett and Skorny were awarded in connection with the annual executive performance review process and in recognition of their individual performance. The Compensation Committee determined the size of these equity awards based in part on the Cook Data. The Compensation Committee also considered the existing equity holdings of these executives, specifically the retentive value, the opportunity to benefit from future equity appreciation, the vested versus unvested equity holdings of each executive officer, individual performance and equity award guidelines established for executives having similar roles and responsibilities.

The Committee used the Cook Data to design a three-year equity award program that was targeted at 15% below the median, but with 50% of the second and third year awards front-loaded into the first year (i.e., part of the proposed 2012 and 2013 awards were brought forward into the 2011 award). The purpose of the front-loading arrangement was to enhance retention and to provide a more leveraged upside, but without paying more over the three year period. The 15% discount below the median was to recognize the front-load and to recognize that cash compensation was near the 75th percentile of the Cook cash compensation data because it had been mostly set in 2008 when Real Networks achieved its highest level of annual revenue.

Name	Options Granted in 2011	Options Expected to be Granted in 2012	Options Expected to be Granted in 2013	Grant Purpose
Michael Lunsford	123,250	30,813	30,813	Annual Executive Vice President Award
Michael Eggers(1)	123,250	30,813	30,813	Annual CFO Award
Tracy D. Daw(1)	76,500	19,125	19,125	Annual Chief Legal Officer Award
Mathew Hulett	87,500	21,875	21,875	Annual Senior Vice President Award
Hank Skorny(1)	38,250	9,563	9,563	Annual Chief Strategy Officer Award

(1) Messrs. Eggers, Daw and Skorny resigned from RealNetworks effective April 15, 2012, April 23, 2012 and September 16, 2011, respectively, and they are not eligible to receive equity awards in 2012 and 2013.

The Compensation Committee recognized that, in light of the leadership transitions and uncertainty at the Company, it was critical to the Company's retention efforts that (i) the 2011 stock option grants to the Named Executive Officers be fully competitive, and (ii) the Named Executive Officers are provided with strong incentives to focus on driving increases in shareholder value beginning in 2011 notwithstanding the leadership uncertainty. The stock options granted to the Named Executive Officers in 2011 are scheduled to vest every six months over a four year period, subject to the continued employment of such executive officers on such vesting dates.

Pursuant to the Nielsen Employment Agreement, Mr. Nielsen was awarded a hiring 880,000 stock option award upon the commencement of his appointment as President and Chief Executive Officer, of which 640,000 stock options were scheduled to vest over four years, with 25% of such stock options scheduled to vest on the first anniversary of the grant date, and an additional 12.5% of such stock options scheduled to vest at the end of each successive six-month period after the first anniversary of the grant date, subject to Mr. Nielsen's continued employment on such vesting dates. The remaining 240,000 stock options were subject to the achievement of certain stock price performance targets for RealNetworks' common stock (the "Performance Options"). The Performance Options were to vest if the average closing price of RealNetworks' common stock during any period of 30 consecutive trading days is at least two times the average closing price of RealNetworks' common stock for the 90 calendar days preceding the grant date. If this stock price performance target was satisfied, 120,000 of the Performance Options would have vested immediately as of the date the stock price performance target is satisfied and the remaining 120,000 Performance Options would have vested in substantially equal monthly installments thereafter, subject to Mr. Nielsen's continued employment on such vesting dates. The Compensation Committee and the independent members of the Board of Directors determined that a combination of time-based and performance-based stock options was appropriate to align Mr. Nielsen's interests with those of RealNetworks' shareholders, to retain Mr. Nielsen, and to incentivize Mr. Nielsen for achieving shareholder value through the appreciation of the Company's stock price. Pursuant to the Nielsen Separation Agreement (as defined below under *"Severance and Change in Control Benefits — Mr. Nielsen"*) and based upon what Mr. Nielsen was entitled to under the Nielsen Employment Agreement, 253,334 of the 640,000 time-based stock options accelerated and the exercisability period of such stock options was extended such that they will remain exercisable until six months following the effective date of the Nielsen Separation Agreement. The remaining 386,666 time-based stock options and all of the Performance Options terminated upon the effectiveness of the termination of Mr. Nielsen's employment with RealNetworks.

The exercise price of each of the stock options granted to Messrs. Nielsen, Lunsford, Eggers, Daw, Hulett and Skorny in 2011 is equal to the closing price of RealNetworks' common stock on the respective grant dates. The vesting schedule applicable to each of the equity awards granted to the Named Executive Officers in 2011 is described in the table captioned *"Outstanding Equity Awards at December 31, 2011"* beginning on page 47.

Mr. Kimball did not receive an award of stock options in 2011 because the Board had not yet completed its CEO evaluation process at the time stock options were granted to other executive officers in February 2011, and Mr. Kimball resigned as President and Chief Executive Officer in March 2011.

RealNetworks does not have any program, plan or obligation that requires the granting of stock options or other equity awards to any executive officer on specified dates, or that requires the Named Executive Officers to hold stock options or restricted stock units beyond their vesting dates. All stock options are granted with exercise prices that are equal to the last sale price of RealNetworks' common stock as reported on the Nasdaq Stock Market on the respective date of grant. The Compensation Committee typically grants equity awards to corporate and executive officers at its scheduled meetings or by unanimous written consent. From time to time, the Compensation Committee may authorize the future grant of an equity award to a corporate or executive officer in advance of the commencement of such officer's employment by RealNetworks or the effective date of a promotion of such officer, in which case the Compensation Committee's approval of the award is subject to and effective upon the employment or promotion, as applicable, of such officer by RealNetworks, and the exercise price of such stock option is equal to the last sale price of our common stock as reported on the Nasdaq Stock Market on the respective date of grant, which would be the first day of the employment or the effective date of the promotion of such officer. Pursuant to the terms of the 2005 Plan, the Board of Directors has delegated authority to each of our Chief Executive Officer and our Senior Vice President and Chief Financial Officer to grant awards under the 2005 Plan to employees who are not directors or officers of RealNetworks, and such awards are typically approved on a weekly basis.

Benefits. Benefits are part of a competitive compensation package to attract and retain employees, including executives. Our executive officers are eligible to participate in all of the benefit programs offered to employees in the geographic region in which their customary employment is based. These programs include medical, dental, vision, group life and disability insurance, a medical reimbursement plan, a transportation subsidy and an employee stock purchase plan that permits employees to purchase RealNetworks' stock at a 15% discount from the closing sale price of our Common Stock as reported on the Nasdaq Stock Market on the last trading day of each offering period.

Our employees, including the Named Executive Officers, are also eligible to participate in our 401(k) savings plan, a tax-qualified retirement savings plan pursuant to which all U.S. based employees are able to contribute the lesser of up to 50% of their cash compensation (including base salary, bonuses, commissions and overtime pay) or the limit prescribed by the Internal Revenue Service to the plan on a before-tax basis. RealNetworks will match 50% of the first 3% of pay that is contributed to the 401(k) savings plan. All employee contributions to the 401(k) savings plan are fully vested upon contribution. Matching contributions by RealNetworks become fully vested after three years. Our executive officers participate in the benefit programs described above on the same basis as our other employees.

Perquisites. We may offer other benefits to our employees and executive officers from time to time, including relocation packages, which benefits are typically offered to help us compete more effectively in to attract or retain an executive officer. In connection with Mr. Nielsen's acceptance of an offer of employment by RealNetworks as President and Chief Executive Officer effective November 2011, RealNetworks has agreed to pay up to $25,000 in temporary housing costs for Mr. Nielsen. There were no perquisites provided to any other Named Executive Officer in 2011, other than Mr. Nielsen's relocation package, and RealNetworks' policies and practices with regard to officer perquisites are similar to those of the companies in the Compensation Peer Group.

Severance and Change in Control Benefits. It is the Company's policy to request our executive officers to provide us with notice prior to voluntarily terminating their employment with RealNetworks for the purpose of transitioning responsibilities. The Compensation Committee believes that this is an important element of the executive compensation program, as it provides executive officers reasonable assurance of transitional employment support and it benefits RealNetworks by ensuring continuity during these transitions.

- *Mr. Nielsen.* Pursuant to the Nielsen Employment Agreement, in the event of Mr. Nielsen's termination of employment without "cause," his resignation for "good reason" other than during the "change in control period" (as defined in the Nielsen Employment Agreement) or if the Company notified Mr. Nielsen in writing that it did not intend to renew the term of the Nielsen Employment Agreement after an initial four year term (a "Company Non-Renewal"), Mr. Nielsen was entitled to receive (i) continued payment of 100% of his base salary for a period of 18 months, (ii) a lump sum payment of his prorated bonus for any partial incentive bonus period based upon actual performance of the applicable performance goals through the date of termination, (iii) 12 months of accelerated vesting with respect to unvested time-based stock options held by Mr. Nielsen (including any performance-based stock options that have converted to time-based vesting as of the date of termination) and (iv) reimbursements for up to 12 months of COBRA health insurance premiums. If Mr. Nielsen voluntarily terminated his employment, he was required to provide at least three-months notice to transition his responsibilities, and he was entitled to receive a severance payment equal to three months of his annual base salary.

In the event of a "change in control" of the Company (as defined in the Nielsen Employment Agreement), if Mr. Nielsen's employment was terminated without "cause" or he resigned for "good reason" (as such terms are defined in the Nielsen Employment Agreement) within three months prior to or 24 months following such change in control (the "Change in Control Period") or upon a Company Non-Renewal, Mr. Nielsen was entitled to receive (i) a lump sum payment equal to 200% of his base salary, (ii) a lump sum payment equal to 200% of his target bonus, (iii) a lump sum payment of his prorated target bonus for any partial incentive bonus period based upon actual performance of his applicable performance goals through the date of termination, (iv) 24 months of accelerated vesting with respect to unvested time-based stock options held by Mr. Nielsen (including any performance-based stock options that have converted to time-based vesting as of the date of termination) and (v) reimbursements for up to 18 months of COBRA premiums. In order to receive any severance benefits described above, Mr. Nielsen was required to (i) execute a release of claims in favor of the Company, (ii) agree to a nondisparagement obligation, and (iii) agree to non-solicitation and no-hire obligations for a period of one year following a termination of employment that occurs outside of the Change in Control Period and two years following a termination of employment that occurs within the Change in Control Period. None of the foregoing change in control benefits was included in the Nielsen Separation Agreement, and accordingly, RealNetworks has no further obligation to provide these benefits to Mr. Nielsen.

Effective July 3, 2012, following mutual agreement between the Board of Directors and Mr. Nielsen that the chief executive officer position was not the right fit, Mr. Nielsen resigned from his position as President and Chief Executive Officer of RealNetworks and he also resigned from our Board of Directors. Pursuant to a Separation Agreement and Release we entered into with Mr. Nielsen effective July 3, 2012 (the "Nielsen Separation Agreement"), Mr. Nielsen received severance pay equal to $37,500 per month for a period of eighteen months and $168,299 in a lump sum following his resignation, which represents the pro-rata portion of Mr. Nielsen's target payout under the Company's 2012 Executive MBO Plan. The vesting of Mr. Nielsen's time-based outstanding stock options accelerated as to 253,334 shares and the exercisability period of such stock options were extended such that they will remain exercisable until six months following the effective date of the Agreement. Mr. Nielsen and his eligible dependents will be entitled to receive reimbursement of group health plan premiums for up to twelve months if Mr. Nielsen elects to be covered under COBRA following termination. In exchange for the payments and benefits received by Mr. Nielsen pursuant to the Nielsen Separation Agreement, Mr. Nielsen was required to not revoke the Nielsen Separation Agreement and to abide by certain non-solicit, non-disparagement, no-hire and non-competition obligations for one year following termination, as well as his existing confidentiality agreement with the Company. In approving these severance arrangements pursuant to authority delegated to it by the board of directors, the Compensation Committee recognized that it was providing severance benefits based upon what Mr. Nielsen was entitled to pursuant to the Nielsen Employment Agreement.

• *Messrs. Lunsford, Eggers, Daw, Hulett and Skorny.* In 2010, the Compensation Committee approved "double-trigger" change in control and severance arrangements (the "CIC Agreements") with respect to certain key employees including Messrs. Lunsford, Eggers, Daw, Hulett and Skorny to encourage the retention and commitment of these executives during the Company's leadership transition and restructuring activities. In 2011, the Compensation Committee approved amended and restated CIC Agreements (the "Amended CIC Agreements") to clarify certain provisions of the original CIC Agreements. In the event of a "change in control" of RealNetworks, if the employment of Messrs. Lunsford, Eggers, Daw, Hulett or Skorny is terminated without "cause" or any of such executives resigns for "good reason" (as such terms are defined in the Amended CIC Agreement between RealNetworks and each of Messrs. Lunsford, Eggers, Daw, Hulett and Skorny) within three months prior to or 24 months following such change in control, Messrs. Lunsford, Eggers, Daw, Hulett or Skorny are each entitled to receive a lump sum payment equal to 125% of the sum of his base salary and target bonus, a lump sum payment of his prorated target bonus for any partial annual incentive bonus period, 100% accelerated vesting of his equity awards granted on or after February 1, 2010, extension of the post-termination exercisability of all vested nonqualified stock options that are outstanding as of the date of the executive's termination of employment for up to 12 months, and reimbursements for up to 18 months of COBRA health insurance premiums. In order for each such executive to receive such severance benefits, he must (i) execute a release of claims in favor of RealNetworks, (ii) agree to a nondisparagement obligation, and (iii) agree to non-solicitation and no-hire obligations for a period of 12 months following termination. For purposes of each of these agreements, "cause" includes, for example, the substantial and continuing failure of the executive, after written notice thereof, to render services to RealNetworks in accordance with the terms or requirements of his employment for reasons other than illness or incapacity, and his violation of any confidentiality or non-competition agreements with RealNetworks or its subsidiaries that results in material harm to RealNetworks. The term "good reason" includes, for example, a material reduction (of more than 10%) in the executive's annual base compensation as in effect immediately prior to such reduction, a material reduction in his annual target bonus opportunity (of more than 10%) and a material change (of more than 50 miles) in the geographic location where he is required to perform his work. RealNetworks has no further obligation to provide benefits to Messrs. Eggers, Skorny or Daw under their respective Amended CIC Agreements following their resignations from RealNetworks effective April 15, 2012, September 16, 2011 and April 23, 2012, respectively.

In May 2011, the Compensation Committee approved expanded severance arrangements for Messrs. Lunsford, Eggers, Daw, Hulett and Skorny (the "Severance Agreements") to better reflect market practices for senior executives and to secure additional transition time in the event of the termination of employment of these executives other than during a change in control of RealNetworks. If the employment of Messrs. Lunsford or Eggers is terminated by RealNetworks without "cause" (as defined in the Severance Agreements), (a) Messrs. Lunsford or Eggers would be entitled to receive 21 months of annual base salary and reimbursements for up to 12 months of COBRA health insurance premiums, and (b) Messrs. Daw, Hulett and Skorny would be entitled to receive 12 months of annual base salary and reimbursements for up to 12 months of COBRA health insurance premiums. In addition, effective August 2011, if either Mr. Lunsford or Mr. Eggers voluntarily terminates his employment with RealNetworks, each of these executives would be entitled to receive 12 months of his annual base salary, provided that such executive provides RealNetworks with 90 days notice prior to such voluntary termination of employment. These severance payments would be in addition to any base salary earned during these periods and would have been paid following the last day worked by an executive officer, subject to the executive officers who received such severance payments providing a waiver and release of all claims against RealNetworks. Prior to voluntarily terminating his employment effective April 15, 2012, Mr. Eggers provided more than 90 days notice of his resignation and he received a severance payment equal to 12 months of his annual base salary.

• *Mr. Kimball.* In 2010, the Compensation Committee approved the terms of a double-trigger Change in Control and Severance Agreement between RealNetworks and Mr. Kimball (the "Kimball CIC Agreement") having substantially the same terms as the CIC Agreements described above with respect to Messrs. Lunsford, Eggers, Daw, Hulett and Skorny. Pursuant to the Kimball CIC Agreement (which, as discussed below, was superseded by the Kimball Separation Agreement), Mr. Kimball was entitled to certain additional severance benefits. In the event of Mr. Kimball's termination of employment without "cause" or resignation for "good reason" other than during the change in control period (as such terms are defined in the Kimball CIC Agreement and described above), Mr. Kimball was entitled to receive a lump sum payment equal to 100% of his base salary, accelerated vesting of up to 62,500 shares subject to his option covering 125,000 shares granted on February 1, 2010, 100% accelerated vesting of his option covering 15,000 shares granted on February 17, 2010, and extension of post-termination exercisability of all equity awards for up to 12 months (upon the later of (i) termination of his employment or (ii) termination of his Board service, but no later than the option's original term). In order to receive the severance benefits under the Kimball CIC Agreement, Mr. Kimball was required to (i) execute a release of claims in favor of the Company, (ii) agree to a nondisparagement obligation, and (iii) agree to non-solicitation and no-hire obligations for a period of 12 months following termination. Mr. Kimball's rights and obligations under the Kimball CIC Agreement were superseded by the Kimball Separation Agreement.

Effective March 28, 2011, Mr. Kimball resigned from his position as President and Chief Executive Officer of RealNetworks and he also resigned from our Board of Directors. Pursuant to the Kimball Separation Agreement, which was recommended by the Compensation Committee and approved by the independent members of the Board of Directors, Mr. Kimball was provided a severance payment equal to approximately $1.7 million. The amount of the severance payment was determined based on 18 months of Mr. Kimball's annual base salary and target bonus payment under the 2011 MBO Plan and the pro-rata portion of Mr. Kimball's target payout under the 2011 MBO Plan for the portion of the 2011 calendar year in which Mr. Kimball was employed by RealNetworks. In addition, Mr. Kimball received the remaining payment of $283,000 under the 2010 Kimball Retention Agreement pursuant to the original terms of that agreement. Mr. Kimball also agreed to provide consulting services to RealNetworks for a period of 90 days from April 15, 2011 (the "Consulting Period") at a rate equal to $43,666 per month (his last monthly salary rate). The Kimball Separation Agreement further provides for the acceleration of the vesting applicable to all of Mr. Kimball's outstanding equity awards with respect to shares of RealNetworks' common stock such that all such equity awards became fully vested and, where applicable, fully exercisable as of April 15, 2011, and the exercisability period of all of the stock options to purchase shares of RealNetworks' common stock held by Mr. Kimball (the "Kimball Options") was extended such that the Kimball Options will remain exercisable until the earlier of (x) 18 months following the expiration of the Consulting Period, or (y) the expiration date of the option grant pursuant to the applicable stock option agreement. Pursuant to the Kimball Separation Agreement, Mr. Kimball is entitled to receive reimbursements for up to 18 months of COBRA health insurance premiums. In exchange for the payments made to Mr. Kimball pursuant to the Kimball Separation Agreement, Mr. Kimball provided a waiver and release of all claims against RealNetworks and agreed to remain subject to (i), the nondisparagement obligation under the Kimball CIC Agreement and (ii), the non-solicitation and no-hire obligations under the Kimball CIC Agreement for a period of 12 months following termination. The Compensation Committee and the independent members of the Board of Directors approved the severance arrangements set forth in the Kimball Separation Agreement in recognition of Mr. Kimball's significant achievements during his long service to the Company and his efforts and performance during a year of transition for the Company. The payments were also deemed necessary to secure Mr. Kimball's release of claims and non-solicitation, no-hire and non-disparagement obligations in favor of the Company. The payments to Mr. Kimball described above were also disclosed in *"Compensation Discussion and Analysis"* in the proxy statement relating to RealNetworks' 2011 Annual Meeting of Shareholders.

• *Additional Equity-Related Severance and Change in Control Benefits.* Under our equity incentive plans, if we terminate the employment of a Named Executive Officer for any reason other than for cause, or in the event of the disability of the Named Executive Officer, and any of such Named Executive Officer's outstanding stock options or restricted stock units (including the PRSUs) are not fully vested, the individual award agreements entered into with such Named Executive Officer provide that the next vesting installment of such stock options or restricted stock units will vest on a pro rata basis for the portion of the year elapsed since the date on which the vesting of the options or restricted stock units commenced or the last anniversary thereof, expressed in full months, provided that in the event the employment of the Named Executive Officer is terminated without cause, the Named Executive Officer executes and delivers a settlement agreement and release satisfactory to us on or before the date of such termination. If the employment of a Named Executive Officer terminates due to such executive officer's death, any stock options or restricted stock units that are unvested as of the date of such executive officer's death will fully vest on such date and may be exercised by the estate or legal representative of such executive officer for a period of one year following such date. For purposes of the award agreements, "cause" includes, for example, the substantial and continuing failure of the award holder after written notice to render services to the Company in accordance with the terms or requirements of the award holder's employment for reasons other than illness or incapacity, willful violation by the award holder of a policy or procedure of the Company, resulting in any case in significant harm to the Company, and the award holder's violation of any confidentiality or non-competition agreements with the Company or its subsidiaries.

In addition, our executive officers may be eligible to receive certain benefits with respect to outstanding awards granted under our equity incentive plans in the event of a change in control of RealNetworks. A change in control of a corporation is often accompanied by changes in the corporate culture and job losses due to redundancy, especially at the executive levels. If a change in control of RealNetworks were under consideration, we expect that our executives could be faced with personal uncertainties and distractions about how the transaction may affect their continued employment with us. By granting awards under our equity incentive plans that include change in control benefits before any such transaction is contemplated, we hope to focus our executive's full attention and dedication to our shareholders' best interests in the event of a threatened or pending change in control, and to encourage the executive to remain employed by RealNetworks through the completion of any such transaction.

If stock options or restricted stock units granted to a Named Executive Officer under the 2005 Plan are continued, assumed, converted or substituted for on substantially the same terms and conditions immediately following a change in control and within 24 months after such change in control the executive officer's employment is terminated by RealNetworks or its successor without cause or by the executive officer for good reason, all of the shares subject to the stock options or restricted stock units will be vested immediately, and such stock options may be exercised at any time within 24 months following such termination, but not later than the expiration date of the stock options. In addition, if such stock options or restricted stock units are not continued, assumed, converted or substituted for immediately following the change in control, all of the shares subject to the stock options or restricted stock units will vest immediately upon the change in control, and such stock options may be exercised at any time within 12 months thereafter.

Compensation of the Chief Executive Officer

Three individuals served in the role of Chief Executive Officer in 2011. Mr. Kimball served as President and Chief Executive Officer during the first three months of 2011, Mr. Lunsford served as Interim Chief Executive Officer from March 2011 to November 2011, and Mr. Nielsen was appointed President and Chief Executive Officer effective November 9, 2011.

• *Mr. Nielsen.* Effective November 9, 2011, Mr. Nielsen was hired from outside of RealNetworks and was appointed President and Chief Executive Officer of RealNetworks following the conclusion of the search for a permanent Chief Executive Officer. Pursuant to the Nielsen Employment Agreement, Mr. Nielsen's annual base salary was established at $450,000, which was below the median of the CEO Peer Group to reflect the fact that Mr. Nielsen did not have prior experience as a chief executive officer, and that Mr. Nielsen's salary is expected to increase to median over time as he gains experience in the Chief Executive Officer role. Pursuant to the Nielsen Employment Agreement, Mr. Nielsen also received a signing bonus in the amount of $100,000, which bonus was paid in January 2012 and was subject to repayment in full if Mr. Nielsen terminated his employment without "good reason" or if RealNetworks terminated his employment for "cause" (as each of these terms is defined in the Nielsen Employment Agreement) within the first year of Mr. Nielsen's employment with RealNetworks. This signing bonus was an inducement for Mr. Nielsen to accept the Company's offer of employment. Mr. Nielsen's target annual performance-based cash incentive compensation was established at 100% of his annual base salary, which was deemed by the Compensation Committee and the Board of Directors to be sufficiently competitive as compared to the CEO Peer Group. For 2011, Mr. Nielsen's target bonus under the 2011 MBO Plan was prorated for the portion of the year that he was employed by RealNetworks and was based on non-financial performance goals established by the Compensation Committee shortly after his employment commenced in November 2011.

The Nielsen Employment Agreement provided for, and the Board approved, a grant of 880,000 stock options to Mr. Nielsen effective upon the commencement of his appointment as President and Chief Executive Officer. Of these stock options, 640,000 stock options are scheduled to vest over four years and the remaining 240,000 stock options are subject to the achievement of certain stock price performance targets for RealNetworks' common stock. In determining the size and other terms of these awards, the Board desired to align Mr. Nielsen's interests with our shareholders and make it attractive for him to leave his then-current employer, thereby securing his employment with RealNetworks.

On July 3, 2012, Mr. Nielsen resigned from his position as President and Chief Executive Officer of RealNetworks and he also resigned from RealNetworks' Board of Directors. Mr. Nielsen's rights and obligations under the Nielsen Employment Agreement were superseded by the Nielsen Separation Agreement, pursuant to which Mr. Nielsen received a severance payment and certain other compensation based upon what he had been entitled to under the Nielsen Employment Agreement, as described under the caption *"Severance and Change in Control Benefits-Mr. Nielsen"* beginning on page 35.

• *Mr. Lunsford.* Effective March 28, 2011, Mr. Lunsford was appointed Interim Chief Executive Officer of RealNetworks following Mr. Kimball's resignation from his position as President and Chief Executive Officer. In April 2011, the independent members of the Board of Directors approved a new bonus arrangement for Mr. Lunsford in recognition of his temporary position as Interim Chief Executive Officer. Pursuant to this arrangement, Mr. Lunsford was paid a cash bonus in the amount of $175,000 for each six-month period in which he served as Interim Chief Executive Officer. This was in lieu of an increase to his base salary since he was not expected to continue as the Chief Executive Officer on a permanent basis. The first semi-annual bonus was paid in full and the second semi-annual bonus was paid on a prorated basis for the number of months Mr. Lunsford served as Interim Chief Executive Officer during the second six-month period. Mr. Lunsford's annual base salary and his target performance-based cash incentive compensation pursuant to the 2011 MBO Plan remained unchanged because the Compensation Committee and the independent members of the Board of Directors deemed that no adjustments were necessary given the interim nature of his CEO role and the desire to preserve the annual base salary and target bonus for the Executive Vice President role that Mr. Lunsford was expected to resume upon the hiring of a permanent Chief Executive Officer. Given the sudden and rapid CEO leadership change and the high degree of uncertainty regarding permanent leadership, the Board determined that Mr. Lunsford's compensation package should reflect the significantly increased responsibilities and the short-term nature of the Interim CEO role during the search for a permanent CEO, the inherent risk of the unknown, and the significant challenge of running the Company and achieving the objectives established by the Board during the leadership transition. The semi-annual cash bonus in the amount of $175,000 was deemed appropriate because it represents the difference between the target cash compensation of the most recent CEO, Mr. Kimball, and Mr. Lunsford's target cash compensation package. Mr. Lunsford's 2011 compensation package also included expanded severance benefits in addition to the change in control provisions already in place pursuant to the Amended CIC Agreement between RealNetworks and Mr. Lunsford described under the caption *"Severance and Change in Control Benefits"* beginning on page 35.

• *Mr. Kimball.* Effective March 28, 2011, Mr. Kimball resigned from his position as President and Chief Executive Officer of RealNetworks and he also resigned from our Board of Directors. In connection with his resignation, Mr. Kimball and the Company entered into the Kimball Separation Agreement pursuant to which Mr. Kimball received a severance payment and certain other compensation as described under the caption *"Severance and Change in Control Benefits — Mr. Kimball"* beginning on page 37.

Tax and Accounting Implications

Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits the federal corporate income tax deduction for compensation paid by a public company to its Chief Executive Officer and certain other executive officers to $1 million in the year the compensation becomes taxable to the executive, unless the compensation is "performance-based compensation" or qualifies under certain other exceptions. The Compensation Committee seeks to balance its objective of ensuring an effective compensation package with the need to maximize the deductibility of executive compensation, and intends to seek to qualify executive compensation for deductibility under Section 162(m) to the extent consistent with the best interests of RealNetworks. Since corporate objectives may not always be consistent with the requirements for full deductibility, it is conceivable that we may enter into compensation arrangements in the future under which payments are not deductible under Section 162(m). Deductibility will not be the sole factor used by the Compensation Committee in ascertaining appropriate levels or modes of compensation.

Accounting for Stock-Based Compensation

RealNetworks accounts for stock-based compensation in accordance with the requirements of Accounting Standards Codification Topic 718, Compensation — Stock Compensation. Under the fair value provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period.

Pre-Set Diversification Plans

RealNetworks has authorized its executive officers to enter into pre-set diversification plans established according to Section 10b5-1 of the Exchange Act with an independent broker-dealer. These plans include specific instructions for the broker to exercise stock options and/or sell stock on behalf of the executive on a pre-determined schedule. The purpose of such plans is to enable executive officers to recognize the value of their compensation and diversify their holdings of RealNetworks' common stock during periods in which the officer would otherwise be unable to buy or sell such stock because important information about RealNetworks had not been publicly released. As of April 23, 2012, Mr. Eggers had such a plan.

Stock Ownership Guidelines

At this time, our Compensation Committee has not adopted stock ownership guidelines with respect to the Named Executive Officers, although it may consider doing so in the future.

Compensation Recovery Policy

At this time, RealNetworks has not implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to our executive officers and other employees where the payments were predicated upon the achievement of financial results that were subsequently the subject of a financial restatement. Our Compensation Committee intends to adopt a general compensation recovery ("clawback") policy covering our annual and long-term incentive award plans and arrangements after the SEC adopts final rules implementing the requirement of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. In addition, if RealNetworks is required as a result of misconduct to restate its financial results due to material noncompliance with any financial reporting requirements under the federal securities laws, our chief executive officer and chief financial officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive pursuant to the provisions of Section 304 of the Sarbanes-Oxley Act of 2002.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis for fiscal year 2011 with RealNetworks' management. Based on this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in RealNetworks' annual report on Form 10-K and proxy statement relating to the 2012 annual meeting of shareholders.

The Compensation Committee
of the Board of Directors

Janice Roberts, Chair
Eric A. Benhamou
Dominique Trempont

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Thomas Nielsen(5)	2011	64,904	—	—	2,837,312	65,342	12,849	2,980,407
Former President and	2010	—	—	—	—	—	—	—
Chief Executive Officer	2009	—	—	—	—	—	—	—
Michael Lunsford(6)	2011	400,000	1,030,834	654,503	816,950	233,015	3,934	3,139,236
Executive Vice President	2010	397,219	—	—	827,840	332,626	3,933	1,561,618
and Former Interim	2009	370,000	—	—	—	141,510	3,927	515,437
Chief Executive Officer								
Michael Eggers	2011	350,000	700,000	561,004	816,950	179,817	3,902	2,611,673
Former Senior Vice President,	2010	344,577	—	—	827,840	281,766	3,899	1,458,082
Chief Financial Officer	2009	291,500	140,588	—	—	—	3,866	435,954
and Treasurer								
Tracy D. Daw(7)	2011	285,000	285,000	336,604	507,073	87,853	3,860	1,505,390
Former Chief Legal Officer	2010	259,722	1,000	—	466,100	98,941	3,842	829,605
and Corporate Secretary	2009	—	—	—	—	—	—	—
Mathew Hulett(8)	2011	310,000	—	336,604	579,985	155,312	3,876	1,385,777
Senior Vice President,	2010	—	—	—	—	—	—	—
Games	2009	—	—	—	—	—	—	—
Robert Kimball(9)	2011	220,095	850,000	—	—	—	1,874,728	2,944,823
Former President and	2010	469,902	100,000	361,250	1,163,338	523,220	3,933	2,621,643
Chief Executive Officer	2009	380,000	1,000	—	178,360	224,605	3,963	787,928
Hank Skorny(10)	2011	239,580	666,667	336,604	253,536	—	3,845	1,500,232
Former Senior Vice President	2010	348,333	—	—	279,396	245,237	3,901	876,867
and Chief Strategy Officer	2009	321,327	150,000	—	456,510	120,194	3,893	1,051,924

(1) The amounts reported in this column for 2011 for Messrs. Eggers, Daw, Kimball and Skorny, and $800,000 of the amount reported for Mr. Lunsford for 2011, represent retention bonuses pursuant to the 2010 Retention Agreements as discussed in further detail under the caption *"2010 Retention Arrangements"* in the *"Compensation Discussion and Analysis"* beginning on page 18. These retention bonuses were paid in 2011 pursuant to the retention program approved by the Compensation Committee in 2010. Of the remaining $230,834 reported for Mr. Lunsford for 2011, $204,167 represents bonus compensation paid to Mr. Lunsford for his temporary role as Interim Chief Executive Officer as discussed in further detail under the caption *"Compensation of the Chief Executive Officer-Mr. Lunsford"* in the *"Compensation Discussion and Analysis"* beginning on page 18, and the remaining $26,667 represents a discretionary cash bonus award. The amounts reported in this column for 2009 and 2010 represent discretionary cash bonus awards.

(2) The amounts reported in these columns, other than $844,800 of the amount reported for Mr. Nielsen for 2011, reflect the aggregate grant date fair value of awards granted in the year shown pursuant to the 2005 Plan, determined in accordance with financial statement reporting rules, rather than an amount paid to or realized by the executive officer. For a discussion of valuation assumptions for these awards, see *Note 2, "Stock-Based Compensation,"* to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2011. Of the amount reported for Mr. Nielsen for 2011, $844,800 represents the aggregate grant date fair value of performance-based stock options granted to Mr. Nielsen pursuant to the 2005 Plan on November 9, 2011 (the "Performance Options"), the vesting of which is contingent on stock price performance criteria. RealNetworks retained Radford to calculate the fair value of the award for accounting purposes using the Monte-Carlo Simulation, a generally accepted statistical valuation technique for awards that vest based on market conditions. The Performance Options are further described under the caption *"Long-term Equity Incentive Compensation"* in *"Compensation Discussion and Analysis"* beginning on page 18.

(3) The amounts reported in this column represent cash incentive compensation which is based on performance in fiscal 2009, 2010 and 2011. Cash incentive compensation was determined by the Compensation Committee (a) in July 2009 with respect to payments for the first half of 2009; (b) in January 2010 with respect to payments for the second half of 2009, (c) in July 2010 with respect to payments for the first half of 2010; (d) in January 2011 with respect to payments for the second half of 2010, and (e) in February 2012 with respect to payments for 2011, with payments made shortly after each such determination. This performance-based cash compensation is discussed in further detail in the *"Compensation Discussion and Analysis"* beginning on page 18. The estimated possible threshold, target and maximum amounts for these awards are reflected in the *"2011 Grants of Plan-Based Awards"* table on page 45.

(4) Amounts reported for 2009, 2010 and 2011 that represent *"All Other Compensation"* for each of the Named Executive Officers are described in the table below captioned *"Detail of 'All Other Compensation' in the Summary Compensation Table."*

(5) Mr. Nielsen joined RealNetworks on November 9, 2011 as President and Chief Executive Officer. He resigned from RealNetworks effective July 3, 2012.

(6) Mr. Lunsford served as Interim Chief Executive Officer of RealNetworks from March 28, 2011 to November 9, 2011. He presently serves as Executive Vice President of RealNetworks.

(7) Mr. Daw was first designated as a Named Executive Officer of RealNetworks in 2010. Mr. Daw resigned from RealNetworks effective April 23, 2012.

(8) Mr. Hulett has not previously been designated as a Named Executive Officer of RealNetworks.

(9) Of the amount reported as salary for Mr. Kimball for 2011, $66,970 represents cash compensation paid to Mr. Kimball in respect of accrued but unused vacation following the termination of his employment in April 2011. Mr. Kimball served as RealNetworks' President and Acting Chief Executive Officer from January 13, 2010 to July 20, 2010, and as President and Chief Executive Officer from July 20, 2010 through March 28, 2011. Mr. Kimball resigned as President and Chief Executive Officer of RealNetworks on March 28, 2011 and his last day of employment with RealNetworks was April 15, 2011.

(10) Mr. Skorny resigned from RealNetworks effective September 16, 2011.

Detail of "All Other Compensation" in the Summary Compensation Table

Name	Year	Company Contribution 401(k) Plan ($)(1)	Term Life Insurance Premium ($)	Taxable Temporary Housing and Relocation Benefits ($)(2)	Company-Paid Health Insurance Premiums ($)	Severance Payments ($)(3)	Consulting Fees ($)	Total ($)
Thomas Nielsen(4)	2011	—	22	12,827	—	—	—	12,849
	2010	—	—	—	—	—	—	—
	2009	—	—	—	—	—	—	—
Michael Lunsford(5)	2011	3,675	259	—	—	—	—	3,934
	2010	3,675	258	—	—	—	—	3,933
	2009	3,675	252	—	—	—	—	3,927
Michael Eggers	2011	3,675	227	—	—	—	—	3,902
	2010	3,675	224	—	—	—	—	3,899
	2009	3,450	191	—	—	—	—	3,866
Tracy D. Daw(6)	2011	3,675	185	—	—	—	—	3,860
	2010	3,675	167	—	—	—	—	3,842
	2009	—	—	—	—	—	—	—
Mathew Hulett(7)	2011	3,675	201	—	—	—	—	3,876
	2010	—	—	—	—	—	—	—
	2009	—	—	—	—	—	—	—
Robert Kimball	2011	3,675	86	—	11,844	1,728,125	130,998	1,874,728
	2010	3,675	258	—	—	—	—	3,933
	2009	—	288	—	—	—	—	3,684
Hank Skorny(8)	2011	3,675	170	—	—	—	—	3,845
	2010	3,675	226	—	—	—	—	3,901
	2009	3,675	218	—	—	—	—	3,893

(1) Under RealNetworks' 401(k) plan, RealNetworks matches 50% of the first 3% of pay that is contributed to the plan. Matching contributions by RealNetworks become fully vested after three years.

(2) The amount reported in this column for Mr. Nielsen represents temporary housing and relocation expenses paid by RealNetworks, which expenses constitute taxable income to Mr. Nielsen.

(3) The amount reported for 2011 for Mr. Kimball represents severance payments pursuant to the Kimball Separation Agreement discussed under the caption *"Severance and Change in Control Benefits — Mr. Kimball"* in the *"Compensation Discussion and Analysis"* beginning on page 18. Of the amount reported, $1,575,000 reflects an amount equal to 18 months of Mr. Kimball's salary and target bonus, and $153,125 reflects an amount equal to the pro rata portion of Mr. Kimball's annual target bonus for 2011. Mr. Kimball resigned as President and Chief Executive Officer of RealNetworks on March 28, 2011 and his last day of employment with RealNetworks was April 15, 2011.

(4) Mr. Nielsen joined RealNetworks on November 9, 2011 as President and Chief Executive Officer. He resigned from RealNetworks effective July 3, 2012.

(5) Mr. Lunsford served as Interim Chief Executive Officer of RealNetworks from March 28, 2011 to November 9, 2011. He presently serves as Executive Vice President of RealNetworks.

(6) Mr. Daw was first designated as a Named Executive Officer of RealNetworks in 2010. Mr. Daw resigned from RealNetworks effective April 23, 2012.

(7) Mr. Hulett has not previously been designated as a Named Executive Officer of RealNetworks.

(8) Mr. Skorny resigned from RealNetworks effective September 16, 2011.

2011 Grants of Plan-Based Awards

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Thomas Nielsen	11/09/11	10/27/11	—	65,342	—	—	640,000	$ 7.44	1,992,512
	11/09/11	10/27/11					240,000	$7.44	844,800
Michael Lunsford ...	02/01/11	01/31/11					123,250	$ 11.36	816,950
	05/31/11	05/31/11	135,000	300,000	600,000	67,145	—	—	654,503
Michael Eggers	02/01/11	01/31/11					123,250	$ 11.36	816,950
	05/31/11	05/31/11	118,125	262,500	525,000	57,553	—	—	561,004
Tracy D. Daw	02/01/11	01/31/11					76,500	$ 11.36	507,073
	05/31/11	05/31/11	57,713	128,250	256,500	34,532	—	—	336,604
Mathew Hulett	02/11/11	01/31/11					87,500	$ 11.36	579,985
	05/31/11	05/31/11	104,625	232,500	465,000	34,532	—	—	336,604
Robert Kimball(4) ...	—	—	—	—	—	—	—	—	—
Hank Skorny(5)	02/01/11	01/31/11	—	—	—		38,250	$ 11.36	253,536
	05/31/11	05/31/11				34,532	—	—	336,604

(1) The amounts reported in these columns represent the threshold, target and maximum amounts of annual performance-based cash incentive compensation that might have been paid to each Named Executive Officer for 2011 performance. There are no threshold or maximum amounts shown for Mr. Nielsen because his 2011 performance-based cash incentive compensation was based on the achievement of non-financial business milestones. The actual amounts paid for 2011 are shown in the *"Non-Equity Incentive Plan Compensation"* column of the *"Summary Compensation Table"* on page 42. These awards are described in further detail under *"Compensation Discussion and Analysis"* beginning on page 18.

(2) The amount reported in this column represents stock options granted pursuant to the 2005 Plan. The stock options reflected in this column vest over a period of four years. All of the stock options expire seven years after the date of grant and the exercise price of the stock options is equal to the fair market value of RealNetworks' Common Stock on the date of grant. If a Named Executive Officer's employment terminates for any reason other than death, disability, upon a change of control, or upon the termination of employment by RealNetworks without cause (provided that the Named Executive Officer delivers a settlement agreement and release upon such termination), the unvested portion of the stock options will not vest and all rights to the unvested portion will terminate. The stock options are described in further detail under *"Compensation Discussion and Analysis"* beginning on page 18 and in the *"Outstanding Equity Awards at December 31, 2011"* table on page 47.

(3) The amounts reported in this column, other than $844,800 reported for Mr. Nielsen in respect of the Performance Options, reflect the aggregate grant date fair value of the awards granted in 2011 pursuant to the 2005 Plan, determined in accordance with financial statement reporting rules rather than an amount paid to or realized by the executive officer. For a discussion of valuation assumptions, see *Note 2, "Stock-Based Compensation,"* to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2011.

Of the amount reported for Mr. Nielsen for 2011, $844,800 represents the aggregate grant date fair value of the Performance Options. RealNetworks retained Radford to calculate the fair value of the Performance Options for accounting purposes using the Monte-Carlo Simulation, a generally accepted statistical valuation technique for awards that vest based on market conditions. The Performance Options are further described under the caption *"Long-term Equity Incentive Compensation"* in *"Compensation Discussion and Analysis"* beginning on page 18.

The option exercise price has not been deducted from the amounts indicated above. Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of RealNetworks' common stock at such date in the future when the option is exercised. The proceeds to be paid to the individual following the exercise of the option do not include the option exercise price.

(4) Mr. Kimball's employment terminated effective April 15, 2011, and therefore he was not eligible to earn non-equity incentive plan compensation in 2011.

(5) Mr. Skorny's employment terminated effective September 16, 2011, and therefore he was not eligible to earn non-equity incentive plan compensation in 2011.

Outstanding Equity Awards at December 31, 2011

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Thomas Nielsen	—	640,000(2)	—	7.44	11/09/18				
	—	—	240,000(3)	7.44	11/09/18				
Michael Lunsford ...	15,407	107,843(4)	—	11.36	02/01/18	3,836(5)	28,770		
	109,375	15,625(6)	—	20.36	02/05/15			67,145(7)	503,588
	37,500	62,500(8)	—	13.08	02/01/17				
Michael Eggers	1,250	—	—	11.04	08/05/22	2,797(9)	20,978		
	3,500	—	—	19.00	12/11/24			57,553(7)	431,648
	175	—	—	24.88	08/31/21				
	15,407	107,843(4)	—	11.36	02/01/18				
	6,250	—	—	20.48	07/24/23				
	7,500	—	—	22.52	10/03/23				
	10,000	—	—	19.36	01/18/25				
	8,750	—	—	24.88	08/31/21				
	25,000	—	—	30.12	02/14/13				
	33,750	—	—	26.76	04/06/14				
	37,500	62,500(8)	—	13.08	02/01/17				
	10,625	—	—	41.52	11/09/13				
Tracy D. Daw	3,333	—	—	10.52	12/17/16	879(9)	6,593		
	15,000	—	—	10.52	12/17/16			34,532(7)	258,990
	790	—	—	10.52	12/17/16				
	2,775	—	—	10.52	12/17/16				
	2,775	—	—	10.52	12/17/16				
	2,775	—	—	10.52	12/17/16				
	1,333	—	—	10.52	12/17/16				
	2,000	—	—	10.52	12/17/16				
	1,250	—	—	10.52	12/17/16				
	9,563	66,937(4)	—	11.36	02/01/18				
	10,000	30,000(10)	—	7.56	09/09/17				
	10,314	17,186(11)	—	14.40	01/25/17				
Mathew Hulett	10,938	76,562(4)	—	11.36	02/01/18			34,532(7)	258,990
	—	15,624(12)	—	6.84	08/17/16				
	16,407	27,343(13)	—	9.40	10/04/17				
Robert Kimball(14) ..	2,500	—	—	11.04	01/14/13				
	2,500	—	—	8.92	01/14/13				
	32,500	—	—	7.00	01/14/13				
	15,000	—	—	13.68	01/14/13				
	16,875	—	—	20.04	01/14/13				
	12,500	—	—	20.48	01/14/13				
	12,500	—	—	19.36	01/14/13				
	15,362	—	—	19.76	01/14/13				
	50,000	—	—	24.88	01/14/13				
	3,750	—	—	24.88	01/14/13				
	10,000	—	—	24.88	01/14/13				
	33,750	—	—	26.76	01/14/13				
	20,000	—	—	29.08	01/14/13				
	18,750	—	—	21.96	01/14/13				
	125,000	—	—	13.08	01/14/13				
	17,500	—	—	41.52	01/14/13				
Hank Skorny	—	—	—	—	—				

(1) Represents the closing price of a share of our common stock on December 30, 2011 ($7.50) multiplied by the number of shares or units that have not vested.

(2) The options are scheduled to vest and became exercisable as to 25% of the total grant on November 9, 2012, with an additional 12.5% scheduled to vest upon the completion of each successive six months of employment until the options become fully vested and exercisable on November 9, 2015, subject to the recipient's continued employment with RealNetworks.

(3) Represents performance-based stock options that will vest if the average closing price of RealNetworks' common stock during any period of 30 consecutive trading days is at least two times the average closing price of RealNetworks' common stock for the 90 calendar days preceding November 9, 2011. If this stock price performance target is satisfied, 120,000 of the options will vest immediately as of the date the stock price performance target is satisfied and the remaining 120,000 options will vest in substantially equal monthly installments until the options are fully vested, equal to (a) 30/1460 multiplied by (b) 240,000. If the closing price target has been achieved but unvested shares remain on November 9, 2017, those remaining shares subject to the option will immediately vest. Vesting of the options is subject to the recipient's continued employment as President and Chief Executive Officer on such vesting dates.

(4) The options vested and became exercisable as to 12.5% of the total grant on July 1, 2011, with an additional 12.5% scheduled to vest upon the completion of each successive six months of employment until the options become fully vested and exercisable on January 1, 2015, subject to the recipient's continued employment with RealNetworks.

(5) Represents restricted stock units that are scheduled to vest as to 1,918 shares on each of June 24, 2012 and December 24, 2012, subject to the recipient's continued employment with RealNetworks.

(6) The options vested and became exercisable as to 25% of the total grant on January 28, 2009, and an additional 12.5% of the options vested and became exercisable upon the completion of each successive six months of employment until the options became fully vested and exercisable on January 28, 2012.

(7) Represents performance-based restricted stock units that were scheduled to vest on April 1, 2012, subject to the achievement of certain performance objectives and the recipient's continued employment with RealNetworks. The awards reported assume performance will be achieved at target level of 100%. On March 28, 2012, the actual overall performance in respect of these awards was determined by the Compensation Committee to be achieved at a level of 94.33%. Of the restricted stock units reported for Messrs Lunsford, Eggers, Daw and Hulett, 63,337, 54,289, 32,574 and 32,574 of the restricted stock units vested on April 1, 2012, respectively, and a corresponding number of shares of common stock were issued to Messrs. Lunsford, Eggers, Daw and Hulett. The remaining restricted stock units were cancelled.

(8) The options vested and became exercisable as to 12.5% of the total grant on August 1, 2010, with an additional 12.5% scheduled to vest upon the completion of each successive six months of employment until the options become fully vested and exercisable on February 1, 2014, subject to the recipient's continued employment with RealNetworks.

(9) Represents restricted stock units that are scheduled to vest on February 22, 2012, subject to the recipient's continued employment with RealNetworks.

(10) The options vested and became exercisable as to 12.5% of the total grant on February 18, 2011, with an additional 12.5% scheduled to vest upon the completion of each successive six months of employment until the options become fully vested and exercisable on August 18, 2014, subject to the recipient's continued employment with RealNetworks.

(11) The options vested and became exercisable as to 12.5% of the total grant on July 25, 2010, with an additional 12.5% scheduled to vest upon the completion of each successive six months of employment until the options become fully vested and exercisable on January 25, 2014, subject to the recipient's continued employment with RealNetworks.

(12) The options vested and became exercisable as to 12.5% of the total grant on August 17, 2010, with an additional 12.5% scheduled to vest upon the completion of each successive six months of employment until

the options become fully vested and exercisable on August 17, 2013, subject to the recipient's continued employment with RealNetworks.

(13) The options vested and became exercisable as to 12.5% of the total grant on January 29, 2011, with an additional 12.5% scheduled to vest upon the completion of each successive six months of employment until the options become fully vested and exercisable on July 29, 2014, subject to the recipient's continued employment with RealNetworks.

(14) Pursuant to the terms of the Kimball Separation Agreement, the stock options held by Mr. Kimball will expire 18 months following the end of the consulting period described therein, which expiration date is January 14, 2013.

2011 Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Thomas Nielsen	—	—	—	—
Michael Lunsford	—	—	3,169	32,025
Michael Eggers	—	—	4,619	49,287
Tracy D. Daw	—	—	1,451	15,487
Matthew Hulett	15,626	9,231	—	—
Robert Kimball	—	—	33,359	493,541
Hank Skorny	46,875	23,916	—	—

(1) Represents the number of shares vesting multiplied by the fair market value of RealNetworks' common stock on the vesting date.

2011 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Restricted Stock Unit Awards ($)(1)	Total ($)
Eric Benhamou(2)	171,500	19,066	44,994	235,560
Edward Bleier(3)	66,625	—	—	66,625
Robert Glaser(4)	213,750	—	—	213,750
Pradeep Jotwani(5)	52,750	—	—	52,750
Robert Kimball(6)	—	—	—	—
Jonathan Klein(7)	38,625	—	—	38,625
Thomas Nielsen(8)	—	—	—	—
Kalpana Raina(9)	94,000	19,066	44,994	158,060
Janice Roberts(10)	77,375	19,066	44,994	141,435
Michael B. Slade(11)	5,375	19,066	44,994	69,435
Dominique Trempont	91,500	19,066	44,994	155,560

(1) The amounts reported in these columns reflect the aggregate grant date fair value of awards granted in 2011 pursuant to the 2005 Plan, determined in accordance with financial statement reporting rules rather than an amount paid to or realized by the director. For a discussion of valuation assumptions, see *Note 2, "Stock-Based Compensation,"* to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2011.

(2) Audit Committee Chair and Lead Independent Director.

(3) Mr. Bleier's board service terminated upon the expiration of his term in November 2011.

(4) Of the amount reported for Mr. Glaser, $113,750 constitutes meeting and retainer fees and $100,000 constitutes cash in lieu of annual equity awards as described under the caption *"Compensation of Directors"* below.

(5) Mr. Jotwani served as the Chair of the Compensation Committee until March 14, 2011. Mr. Jotwani's board service terminated upon the expiration of his term in November 2011.

(6) See "Summary *Compensation Table"* on page 42 for Mr. Kimball's compensation for services provided as RealNetworks' President and Chief Executive Officer in 2011. Mr. Kimball did not receive additional compensation for his service as a member of the Board of Directors in 2011.

(7) The amount reported by Mr. Klein represents the value of shares of RealNetworks' Common Stock issued to Mr. Klein in lieu of director fees earned in fiscal year 2011. Mr. Klein elected to receive 100% of his fiscal year 2011 director fees in shares of RealNetworks' Common Stock. Mr. Klein received (a) 924 shares valued at approximately $13,750 as compensation for Board service in the first quarter of 2011, (b) 716 shares valued at approximately $9,750 as compensation for Board service in the second quarter of 2011, and (c) 1,275 shares valued at approximately $10,750 as compensation for Board service in the third quarter of 2011. Mr. Klein's board service terminated upon the expiration of his term in November 2011, and he received the remainder of his 2011 director fees in cash.

(8) See *"Summary Compensation Table"* on page 42 for Mr. Nielsen's compensation for services provided as RealNetworks' President and Chief Executive Officer in 2011. Mr. Nielsen did not receive additional compensation for his service as a member of the Board of Directors in 2011.

(9) Nominating and Corporate Governance Committee Chair.

(10) Ms. Roberts was appointed Chair of the Compensation Committee on March 14, 2011.

(11) Mr. Slade was appointed to the Board of Directors on November 16, 2011.

Compensation of Directors

In 2011, each director who was not an employee of RealNetworks (an "Outside Director") was paid $8,750 per quarter for his or her services as a director. Outside Directors were also paid (i) $1,000 for participation in each meeting of the Board, (ii) $1,000 for participation in each meeting of a Board committee, and (iii) $5,000 per quarter for serving as chairperson of the Audit Committee, $3,125 per quarter for serving as chairperson of the Compensation Committee and $2,500 per quarter for serving as chairperson of the Nominating and Corporate Governance Committee. In addition, the lead independent director is paid an additional retainer of $5,000 per quarter. Directors were also reimbursed for their reasonable expenses incurred in attending Board of Directors or Committee meetings. In August 2012, we entered into a six-month strategic advisory consulting arrangement with Mr. Slade. During the effectiveness of this arrangement, Mr. Slade will not receive additional compensation for his service on any committee of the board of directors.

Pursuant to the RealNetworks, Inc. 2007 Director Compensation Stock Plan (the "Director Plan"), a sub-plan administered under the 2005 Plan, an Outside Director may make an irrevocable election prior to the commencement of each plan year to receive all or a portion of the cash compensation payable to such Outside Director for the coming year in shares of RealNetworks' common stock. In 2011, the number of shares issued to an Outside Director who elected to receive all or a portion of his or her 2011 compensation in shares of RealNetworks' common stock was determined by dividing the total fees to be paid in shares of RealNetworks' common stock during a fiscal quarter, as elected by an Outside Director, by the fair market value of a share of RealNetworks' common stock on the last trading day of such fiscal quarter, with cash paid in lieu of the issuance of fractional shares.

Outside Directors other than the Chairman of the Board also receive equity awards under the 2005 Plan on the third business day following each annual meeting of shareholders. The equity awards consist of (i) nonqualified stock options to purchase 6,250 shares of RealNetworks common stock (the "Options") that, once vested, will remain exercisable for three years following an Outside Director's separation from the Board or until the Option's earlier expiration, and (ii) RSUs valued at $45,000 on the grant date. The Options and RSUs vest monthly in equal increments over a twelve month period following the award's grant date assuming continued service as a director, with the RSU share distribution date occurring on the first anniversary of the grant date. Outside Directors may make an annual irrevocable election to defer the RSU share distribution date to a date that is (i) five years following the RSU grant date, or (ii) concurrent with an Outside Director's separation from the Board. Options and RSUs granted to Outside Directors who have served on the Board for less than twelve months at the time of the annual meeting of shareholders will receive Options and RSUs that are pro-rated based on the number of completed months of service leading up to the first annual meeting of shareholders following his or her appointment to the Board. In addition to approving the foregoing changes to the Outside Director compensation program, the Board also approved stock ownership guidelines applicable to Outside Directors designed to achieve long-term alignment between Outside Directors and the Company's shareholders. Under these guidelines, each Outside Director is required to own a number of shares of the Company's common stock equal to three times the Outside Director's annual retainer fee within five years of service on the Company's Board.

On November 21, 2011, Messrs. Benhamou, Slade and Trempont, Ms. Raina and Ms. Roberts were each granted 6,172 RSUs and an option to purchase 6,250 shares of Common Stock having an exercise price of $7.29 per share, which RSUs and options vest as described above.

During 2011 and until July 3, 2012, Mr. Glaser was paid the same cash compensation as the Outside Directors, together with an additional retainer in the amount of $6,250 per quarter for serving as the Chairman of the Board. Mr. Glaser is not eligible to make an election to receive his cash compensation in shares of RealNetworks' common stock pursuant to the Director Plan. In 2011, Mr. Glaser was also paid an annual cash award (the "Cash Award") in lieu of the annual grant of Options and RSUs. The Cash Award will have an aggregate value equal to (a) $55,000, which amount is paid in lieu of the Options and is subject to re-evaluation at the discretion of the Compensation Committee, and (b) $45,000, which amount is paid in lieu of the RSUs. Effective July 3, 2012, Mr. Glaser was appointed as our interim CEO and will be paid pursuant to an arrangement to be approved by the independent directors of the board of directors. While Mr. Glaser is serving as interim chief executive officer, he will not receive additional compensation for his service as a member of the Board of Directors.

2011 Potential Payments Upon Termination of Employment or Change-in-Control

The following table reflects the amount of compensation that would have been payable to each of the Named Executive Officers in the event of the termination of such executive's employment under certain circumstances, assuming that (1) the triggering event took place on December 31, 2011, the last business day of the 2011 fiscal year, (2) the price per share of our common stock was $7.50, which was the closing market price on December 31, 2011, and (3) that all cash payments are made in a lump sum.

		Before Change in Control	In Connection With Change in Control			
Name	Benefit(1)	Termination Without Cause($)	Termination Without Cause or For Good Reason($)	Voluntary Termination($)(2)	Death($)	Disability($)
Thomas Nielsen(3)	Severance	675,000	900,000	112,500	—	—
	Bonus	65,342	965,342	—	65,342	65,342
	Equity award vesting acceleration	9,600	19,200	—	52,800	1,100
Michael Lunsford	Severance	700,000	500,000	400,000	—	—
	Bonus	—	675,000	—	233,015	233,015
	Equity award vesting acceleration	377,691	503,588	—	532,358	377,691
Michael Eggers	Severance	612,500	437,500	350,000	—	—
	Bonus		590,625	—	179,817	179,817
	Equity award vesting acceleration	337,718	431,648	—	452,626	337,718
Tracy D. Daw	Severance	285,000	356,250	142,500	—	—
	Bonus	—	288,563	—	87,853	87,853
	Equity award vesting acceleration	198,638	258,990	—	265,583	198,638
Mathew Hulett	Severance	310,000	387,500	155,000	—	—
	Bonus	—	523,125	—	155,312	155,312
	Equity award vesting acceleration	195,962	258,990	—	269,302	195,962
Robert Kimball(4)	Severance	1,937,937	—	—	—	—
	Bonus	283,000	—	—	—	—
	Equity award vesting acceleration	—	—	—	—	—
Hank Skorny(5)	Severance	—	—	—	—	—
	Bonus	—	—	—	—	—
	Equity award vesting acceleration	—	—	—	—	—

(1) Messrs. Nielsen, Lunsford, Eggers and Daw are also entitled to receive cash compensation in respect of accrued but unused vacation upon termination of employment for any reason.

(2) Assumes (i) Mr. Nielsen has provided a notice period of 3 months, (ii) Messrs. Lunsford and Eggers have provided a notice period of 90 days, and (iii) Messrs. Daw and Hulett have provided a notice period of 6 months prior to voluntarily terminating their employment with RealNetworks.

(3) Mr. Nielsen resigned from the Company on July 3, 2012. The amounts in this table represent his potential payments upon termination as of December 31, 2011, pursuant to the Nielsen Employment Agreement. Pursuant to the Nielsen Employment Agreement, in the event of Mr. Nielsen's termination of employment without "cause," his resignation for "good reason" other than during the "change in control period" (as defined in the Nielsen Employment Agreement) or if the Company had notified Mr. Nielsen in writing that it did not intend to renew the term of the Nielsen Employment Agreement after an initial four year term (a "Company Non-Renewal"), Mr. Nielsen would have been entitled to receive the amounts reported in the column captioned *"Before Change in Control — Termination Without Cause."* In the event of a "change in control" of the Company (as defined in the Nielsen Employment Agreement), if Mr. Nielsen's employment had been terminated without "cause" or if he had resigned for "good reason" (as such terms are defined in the Nielsen Employment Agreement) within three months prior to or 24 months following such change in control (the "Change in Control Period") or in the event the Company had not renewed upon a Company Non-Renewal, Mr. Nielsen would have been entitled to receive the amounts reported in the column captioned *"In Connection With Change in Control — Termination Without Cause or For Good Reason."* In order to receive such severance benefits, Mr. Nielsen would have been required to (i) execute a release of claims in favor of the Company, (ii) agree to a nondisparagement obligation, and (iii) agree to non-solicitation and no-hire obligations for a period of one year following a termination of employment that occurs outside of the Change in Control Period and two years following a termination of employment that occurs within the Change in Control Period. Amounts shown for equity award vesting acceleration for Mr. Nielsen in the columns captioned *"Before Change in Control — Termination Without Cause"* and *"In Connection With Change in Control — Termination Without Cause or For Good Reason"* assume that none of the performance-based stock options granted to Mr. Nielsen in November 2011 would have converted to time-based vesting as of December 31, 2011. Upon Mr. Nielsen's resignation, the Nielsen Employment Agreement was superseded by the Nielsen Separation Agreement, pursuant to which Mr. Nielsen received a severance payment and certain other compensation he had been entitled to under the Nielsen Employment Agreement as described under the caption *"Severance and Change in Control Benefits — Mr. Nielsen"* in the section *"Compensation Discussion and Analysis"* beginning on page 18.

(4) The amounts reported for Mr. Kimball reflect payments to Mr. Kimball in connection with the termination of his employment effective April 15, 2011. As described under the caption *"Severance and Change in Control Benefits — Mr. Kimball"* in the section entitled *"Compensation Discussion and Analysis"* beginning on page 18, Mr. Kimball was provided certain payments pursuant to the Kimball Separation Agreement in connection with his termination of employment, including a severance payment in the amount of $1,728,125, consulting fees in the amount of $130,998, reimbursed COBRA health insurance premiums in the amount of $11,844, accrued but unused vacation in the amount of $66,970 and the remaining payment of $283,000 under the 2010 Kimball Retention Agreement pursuant to the original terms of that agreement. In addition, the Kimball Separation Agreement further provides for the acceleration of the vesting applicable to all of Mr. Kimball's outstanding equity awards as of the date of his termination such that the awards became fully vested and, where applicable, fully exercisable as of April 15, 2011. The exercisability period of all of the stock options to purchase shares of RealNetworks' common stock held by Mr. Kimball (the "Kimball Options") was extended such that the Kimball Options will remain exercisable until the earlier of (x) 18 months following the expiration of the consulting period described in the Kimball Separation Agreement, or (y) the expiration date of the option grant pursuant to the applicable stock option agreement. In exchange for the payments made to Mr. Kimball pursuant to the Kimball Separation Agreement, Mr. Kimball provided a waiver and release of all claims against RealNetworks and agreed to remain subject to (i) the nondisparagement obligation under the Kimball CIC Agreement and (ii) the non-solicitation and no-hire obligations under the Kimball CIC Agreement for a period of 12 months following termination.

(5) Mr. Skorny's employment terminated on September 16, 2011.

Severance Payments

- *Mr. Nielsen.* As described under the caption *"Severance and Change in Control Benefits — Mr. Nielsen"* in the section entitled *"Compensation Discussion and Analysis"* beginning on page 18, the Nielsen Employment Agreement provided that Mr. Nielsen would receive certain payments in the event of his termination of employment under certain circumstances. As further discussed under the same caption, the Nielsen Employment Agreement is no longer in effect following the resignation of Mr. Nielsen on July 3, 2012, and was superseded by the Nielsen Separation Agreement.

- *Messrs. Lunsford, Eggers, Daw, Hulett and Skorny.* As described under the caption *"Severance and Change in Control Benefits — Messrs. Lunsford, Eggers, Daw, Hulett and Skorny"* in the section entitled *"Compensation Discussion and Analysis"* beginning on page 18, the Severance Agreements and the Amended CIC Agreements between RealNetworks and each of Messrs. Lunsford, Eggers, Daw, Hulett and Skorny provide that each of these Named Executive Officers would receive certain payments in the event of their termination of employment under certain circumstances.

Prior to voluntarily terminating his employment effective April 15, 2012, Mr. Eggers provided more than 90 days notice of his resignation and he received a severance payment equal to 12 months of his annual base salary pursuant to the terms of his Severance Agreement. No severance benefits were provided to Messrs. Daw or Skorny pursuant to their respective Severance Agreements in connection with their voluntary resignations from RealNetworks effective April 23, 2012 and September 16, 2011, respectively.

It is RealNetworks' policy to request certain executive officers to provide a notice period of six months prior to voluntarily terminating their employment with RealNetworks for the purpose of transitioning responsibilities. In the event an executive officer provides six months' notice prior to voluntarily terminating his employment, he will receive a severance payment equal to six months of such executive's annual base salary, even if RealNetworks does not require the continued services of the executive officer for all or part of such six month notice period. In the event an executive officer provides notice of less than six months prior to voluntarily terminating his employment, he will receive a severance payment equal to the number of months' notice provided, up to a maximum severance payment equal to six months of the executive's annual base salary, even if RealNetworks does not require the continued services of the executive officer for all or part of such notice period. Severance payments are made following the last day worked by an executive officer. Severance amounts shown in the above table under the caption *"Voluntary Termination"* assume that each Named Executive Officer has provided six months' notice prior to voluntarily terminating his employment on December 31, 2011.

Bonus Payments

If the employment of a Named Executive Officer had terminated on December 31, 2011 due to death or disability, such Named Executive Officer or his beneficiary would have been entitled to receive the portion of the performance-based cash incentive or discretionary bonus compensation earned in 2011 but not paid as of December 31, 2011.

- *Mr. Nielsen.* As described under the caption *"Severance and Change in Control Benefits — Mr. Nielsen"* in the section entitled *"Compensation Discussion and Analysis"* beginning on page 18, the Nielsen Employment Agreement provided that Mr. Nielsen would receive certain bonus payments in the event of his termination of employment under certain circumstances. As further discussed under the same caption, the Nielsen Employment Agreement is no longer in effect following the resignation of Mr. Nielsen on July 3, 2012, and was superseded by the Nielsen Separation Agreement.

- *Messrs. Lunsford, Eggers, Daw, Hulett and Skorny.* As described under the caption *"Severance and Change in Control Benefits — Messrs. Lunsford, Eggers, Daw, Hulett and Skorny"* in the section entitled *"Compensation Discussion and Analysis"* beginning on page 18, the Amended CIC Agreements between RealNetworks and each of Messrs. Lunsford, Eggers, Daw, Hulett and Skorny provide that each of these Named Executive Officers would receive certain bonus payments in the event of their termination of employment under certain circumstances.

Acceleration of Vesting of Equity Awards

• *Mr. Nielsen.* As described under the caption "*Severance and Change in Control Benefits — Mr. Nielsen*" in the section entitled "*Compensation Discussion and Analysis*" beginning on page 18, the Nielsen Employment Agreement provided for accelerated vesting with respect to any unvested time-based stock options held by Mr. Nielsen (including any performance-based stock options that have converted to time-based vesting) in the event of his termination of employment under certain circumstances. As further discussed under the same caption, the Nielsen Employment Agreement is no longer in effect following the resignation of Mr. Nielsen on July 3, 2012, and was superseded by the Nielsen Separation Agreement.

• *Messrs. Lunsford, Eggers, Daw, Hulett and Skorny.* As described under the captions "*Severance and Change in Control Benefits — Messrs. Lunsford, Eggers, Daw, Hulett and Skorny*" and "*2011 Performance — Based Restricted Stock Units*" in the section entitled "*Compensation Discussion and Analysis*" beginning on page 18, the Amended CIC Agreements and the PRSU Agreements between RealNetworks and each of Messrs. Lunsford, Eggers, Daw, Hulett and Skorny provide for accelerated vesting of certain equity awards in the event of their termination of employment under certain circumstances.

• *Additional Equity-Related Severance and Change in Control Benefits.* As described under the caption "*Severance and Change in Control Benefits — Additional Equity-Related Severance and Change-in-Control Benefits*" in the section entitled "*Compensation Discussion and Analysis*" beginning on page 18, the individual equity award agreements entered into with each Named Executive Officer provide for accelerated vesting under certain circumstances.

If we terminate the employment of a Named Executive Officer for any reason other than for cause, and any of such Named Executive Officer's outstanding stock options or RSUs are not fully vested, the next vesting installment of such stock options or RSUs will vest on a pro rata basis for the portion of the year elapsed since the date on which the vesting of the options or RSUs commenced or the last anniversary thereof, expressed in full months, provided that the Named Executive Officer executes and delivers a settlement agreement and release satisfactory to us on or before the date of such termination.

If the employment of a Named Executive Officer terminates due to such executive officer's death, any stock options or RSUs that are unvested as of the date of such Named Executive Officer's death will fully vest on such date and any options may be exercised by the estate or legal representative of such Named Executive Officer for a period of one year following such date, but not later than the expiration date of such stock options. If the employment of a Named Executive Officer terminates due to disability, and any of such Named Executive Officers' outstanding stock options or RSUs are not fully vested, the next vesting installment of such stock options or RSUs will vest on a pro rata basis for the portion of the year elapsed since the date on which the vesting of the options or RSUs commenced or the last anniversary thereof, expressed in full months.

If stock options or restricted stock units granted to a Named Executive Officer under the 2005 Plan are continued, assumed, converted or substituted for on substantially the same terms and conditions immediately following a change in control and within 24 months after such change in control the executive officer's employment is terminated by RealNetworks or its successor without cause or by the executive officer for good reason, all of the shares subject to the stock options or RSUs will be vested immediately, and such stock options may be exercised at any time within 24 months following such termination, but not later than the expiration date of the stock options. In addition, if such stock options or RSUs are not continued, assumed, converted or substituted for immediately following the change in control, all of the shares subject to the stock options or RSUs will vest immediately upon the change in control, and such stock options may be exercised at any time within 12 months thereafter.

Policies and Procedures With Respect to Related Person Transactions

It is policy of RealNetworks not to enter into any related person transaction unless the Audit Committee of the Board of Directors reviews and approves such transaction in accordance with guidelines set forth in the

RealNetworks, Inc. Policy Regarding Related Party Transactions, or the transaction is approved by a majority of RealNetworks' disinterested directors. In reviewing and approving any related person transaction, the Audit Committee will satisfy itself that it has been fully informed as to the related person's relationship and interest including all material facts of the proposed transaction, and determine that the transaction is fair to RealNetworks.

All related person transactions of which RealNetworks management is aware will be disclosed to the Audit Committee. At least annually, RealNetworks' management will elicit information from RealNetworks' executive officers and directors as to existing and potential related person transactions, and will seek to obtain such information from 5% shareholders who do not file reports with the SEC on Schedule 13G. An executive officer or director will promptly inform the Chairman of the Audit Committee when the officer or director becomes aware of a potential related person transaction in which the officer or director would be a related person.

PROPOSAL 2 — ADVISORY VOTE ON THE COMPENSATION OF NAMED EXECUTIVE OFFICERS

In accordance with Section 14A of the Exchange Act, we are providing our shareholders with the opportunity to cast an advisory vote on executive compensation as more fully described below. As an advisory vote, this proposal is not binding on RealNetworks or its Board of Directors. However, the Board of Directors and its Compensation Committee, which is responsible for designing and administering RealNetworks' executive compensation program, value the opinions expressed by shareholders in their vote on this proposal and will review and consider the voting results of this vote when making future decisions regarding the compensation of our named executive officers.

As described in more detail in the "Compensation Discussion and Analysis" section of this Proxy Statement, RealNetworks' executive compensation program is designed to attract, motivate and retain executive officers critical to the long-term success of RealNetworks and the creation of shareholder value. RealNetworks' executive compensation program links competitive levels of compensation to Company performance as compared to performance goals to ensure accountability and to motivate executives to achieve a higher level of performance.

The Compensation Discussion and Analysis, beginning on page 18 of this Proxy Statement, describes RealNetworks' executive compensation program and the decisions made by the Compensation Committee regarding 2011 compensation in more detail. The Compensation Committee has implemented practices that it believes are indicative of its executive compensation philosophy and its desire to maintain good corporate governance, including:

- Establishing executive compensation that is competitive and linked to both company and individual performance;
- Providing for a substantial portion of executive compensation to be in the form of incentive compensation that is "at risk" and dependent upon RealNetworks' business results;
- Providing pay incentives that closely align the interests of executives with the long-term interests of our shareholders;
- Formalizing an annual process to assess risks associated with our compensation policies and programs; and
- Hiring independent compensation consultants to assist the Compensation Committee with its compensation decisions.

We request shareholder approval of the compensation of its named executive officers as disclosed pursuant to the SEC's compensation disclosure rules as set forth in the Compensation Discussion and Analysis, the executive compensation tables and the narrative disclosures that accompany the compensation tables. The Company currently plans to hold an advisory vote annually, so the next such shareholder advisory vote will occur at the 2013 Annual Meeting.

Accordingly, the Company asks that you vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the shareholders of RealNetworks, Inc. approve, on an advisory basis, the compensation of the named executive officers, as disclosed in RealNetworks, Inc.'s proxy statement for the 2012 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2011 Summary Compensation Table, and the other related tables and disclosure within this Proxy Statement."

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 2.

PROPOSAL 3 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed the firm of KPMG LLP as the independent registered public accounting firm for RealNetworks' fiscal year ending December 31, 2012, and the Board of Directors recommends that shareholders vote for the ratification of such appointment. Although ratification by our shareholders is not required by law, RealNetworks has determined that it is desirable to request shareholder approval of this appointment. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint a new independent registered public accounting firm at any time during the year if the Audit Committee believes that such change would be in the best interests of RealNetworks and its shareholders. If the shareholders do not ratify the appointment of KPMG LLP, the Audit Committee may reconsider its selection.

KPMG LLP has audited the consolidated financial statements of RealNetworks since 1994. KPMG LLP performed audit services in connection with the audit of the consolidated financial statements of RealNetworks for its fiscal year ended December 31, 2011. In addition, KPMG LLP has rendered other services, including the review of financial statements and related information in various registration statements and filings with the SEC.

Fees Billed by KPMG LLP During 2010 and 2011

The following table presents fees for professional audit services rendered by KPMG LLP, an independent registered public accounting firm, for the audit of our annual financial statements for 2010 and 2011, and fees billed for other services rendered by KPMG LLP.

	2010	2011
Audit Fees(1)	$1,611,250	$1,425,000
Audit-Related Fees	0	0
Tax Fees(2)	0	9,500
All Other Fees	0	0
Total Fees	**$1,611,250**	**$1,434,000**

(1) Fees in connection with the audit of RealNetworks' annual financial statements for the fiscal years ended December 31, 2010 and 2011, reviews of the financial statements included in RealNetworks' quarterly reports on Form 10-Q during the 2010 and 2011 fiscal years, Sarbanes-Oxley Section 404 attestation services and statutory and other audits for subsidiaries of RealNetworks.

(2) Fees in connection with professional services for tax return preparation and consultation on matters related to Backstage Technologies Incorporated, our Canadian subsidiary.

Pre-Approval Policies and Procedures

The Audit Committee approves in advance all audit and non-audit services to be performed by our independent auditors. As part of its pre-approval procedures, the Audit Committee considers whether the provision of any proposed non-audit services is consistent with the SEC's rules on auditor independence. In accordance with its pre-approval procedures, the Audit Committee has pre-approved certain specified audit and non-audit services to be provided by KPMG LLP for up to twelve (12) months from the date of the pre-approval. If there are any additional services to be provided, a request for pre-approval must be submitted by management to the Audit Committee for its consideration. In 2010 and 2011, the Audit Committee approved all fees of KPMG LLP identified in the above table in accordance with SEC requirements.

Representatives of KPMG LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE APPOINTMENT OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2012.

Report of the Audit Committee of the Board of Directors

The following is the report of the Audit Committee with respect to RealNetworks' audited financial statements, which include the consolidated balance sheets of RealNetworks as of December 31, 2010 and 2011, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2011, and the notes thereto.

As part of fulfilling its responsibilities, the Audit Committee reviewed and discussed the audited consolidated financial statements for fiscal 2011 with management and has discussed those matters required by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended (AICPA, Professional Standards, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, with KPMG LLP. The Audit Committee received the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP its independence from RealNetworks.

Based on the Audit Committee's review of the audited consolidated financial statements and its discussions with management, the internal audit function and KPMG LLP, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for fiscal 2011 be included in the RealNetworks Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

The Audit Committee of the Board of Directors

Eric Benhamou, Chairman
Kalpana Raina
Dominique Trempont

OTHER BUSINESS

The Board of Directors does not intend to bring any other business before the meeting, and, so far as is known to the Board, no matters are to be brought before the meeting except as specified in the Notice of Annual Meeting of Shareholders. However, as to any other business that may properly come before the meeting, it is intended that proxies, in the form enclosed, will be voted in respect to those proxies in accordance with the judgment of the persons voting such proxies.

The information contained above under the captions "Compensation Committee Report" and "Report of the Audit Committee of the Board of Directors" shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that RealNetworks specifically incorporates it by reference into such filing.

IT IS IMPORTANT THAT PROXIES ARE RETURNED PROMPTLY AND THAT YOUR SHARES ARE REPRESENTED. SHAREHOLDERS ARE URGED TO MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE.

BY ORDER OF THE BOARD OF DIRECTORS

MICHAEL PARHAM
Senior Vice President and General Counsel

September 21, 2012
Seattle, Washington

A COPY OF REALNETWORKS' ANNUAL REPORT ON FORM 10-K FOR THE 2011 FISCAL YEAR, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS AVAILABLE WITHOUT CHARGE TO ANY SHAREHOLDER UPON WRITTEN REQUEST TO:
INVESTOR RELATIONS DEPARTMENT
REALNETWORKS, INC.
P.O. BOX 91123
SEATTLE, WASHINGTON 98111-9223

Proxy Statement

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-23137

RealNetworks, Inc.

(Exact name of registrant as specified in its charter)

Washington	**91-1628146**
(State of incorporation)	*(I.R.S. Employer Identification Number)*
2601 Elliott Avenue, Suite 1000 **Seattle, Washington**	**98121**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:

(206) 674-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, Par Value $0.001 per share	The NASDAQ Stock Market LLC
Preferred Share Purchase Rights	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Common Stock held by non-affiliates of the registrant was $290,581,313 on June 30, 2011, based on the closing price of the Common Stock on that date, as reported on the Nasdaq Global Select Market.(1)

The number of shares of the registrant's Common Stock outstanding as of February 17, 2012 was 34,527,609.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant has incorporated by reference the information required by Part III of this Annual Report from its Proxy Statement relating to its 2012 Annual Meeting of Shareholders, to be filed within 120 days after the end of its fiscal year ended December 31, 2011.

(1) Excludes shares held of record on that date by directors, executive officers and 10% shareholders of the registrant. Exclusion of such shares should not be construed to indicate that any such person directly or indirectly possesses the power to direct or cause the direction of the management of the policies of the registrant.

TABLE OF CONTENTS

PART I.

This Annual Report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, and projections about RealNetworks' industry, products, management's beliefs, and certain assumptions made by management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. All statements contained in this annual report on Form 10-K that do not relate to matters of historical fact should be considered forward-looking statements. Forward-looking statements include statements with respect to:

- *future revenues, operating expenses, income and other taxes, tax benefits, net income (loss) per diluted share available to common shareholders, acquisition costs and related amortization, and other measures of results of operations;*
- *the effects of our past acquisitions and expectations for future acquisitions and divestitures;*
- *the effect on our businesses of the sale of certain patent assets and next generation codec assets to Intel Corporation, which is subject to customary regulatory approval and satisfaction of closing conditions;*
- *plans, strategies and expected opportunities for future growth, increased profitability and innovation;*
- *the prospects for creation and growth of strategic partnerships and the resulting financial benefits from such partnerships;*
- *the expected financial position, performance, growth and profitability of our businesses and the availability of resources;*
- *our involvement in potential claims, legal proceedings and government investigations, the expected course and costs of existing claims, legal proceedings and government investigations, and the potential outcomes and effects of both existing and potential claims, legal proceedings and governmental investigations on our business, prospects, financial condition or results of operations;*
- *our plans to repatriate some of the cash held by our foreign subsidiaries in a tax efficient manner;*
- *the expected benefits and other consequences from restructuring Rhapsody and from our other strategic initiatives;*
- *our expected introduction of new and enhanced products, services and technologies across our businesses;*
- *the effects of legislation, regulations, administrative proceedings, court rulings, settlement negotiations and other factors that may impact our businesses;*
- *the continuation and expected nature of certain customer relationships;*
- *impacts of competition and certain customer relationships on the future financial performance and growth of our businesses;*
- *the effects of U.S. and foreign income and other taxes on our business, prospects, financial condition or results of operations; and*
- *the effect of economic and market conditions on our business, prospects, financial condition or results of operations.*

These statements are not guarantees of future performance and actual actions or results may differ materially. These statements are subject to certain risks, uncertainties and assumptions that are difficult to predict, including those noted in the documents incorporated herein by reference. Particular attention should also be paid to the cautionary language included or referred to in the section of Item 1 entitled "Competition," in Item 1A entitled "Risk Factors" and in Item 3 entitled "Legal Proceedings." RealNetworks undertakes no obligation to update publicly any forward-looking statements as a result of new information, future events or otherwise, unless required by law. Readers should carefully review the risk factors included in other reports or documents filed by RealNetworks from time to time with the Securities and Exchange Commission, particularly the Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K.

Item 1. *Business*

Overview

RealNetworks creates innovative applications and services that make it easy to access and enjoy digital media. Our applications and services simplify the way people connect with, use and enjoy their media in a mobile, multi-screen world that embraces a variety of technology and devices. We provide the digital media services and applications we create to consumers, mobile carriers and other businesses.

Consumers use our services and software to find, purchase, store, organize, play and manage music, games and video. Our consumer products and services include RealPlayer, a widely distributed media player; casual games for play on the Internet and social media sites and for purchase on personal computers and mobile phones; and SuperPass, a subscription service that provides access to a wide variety of digital media. Network service providers, such as mobile carriers, use our products and services to create and deliver digital media and messaging services, such as ringback tones, music-on-demand, video-on-demand and intercarrier messaging, for their subscribers.

On January 26, 2012, we entered into an asset purchase agreement with Intel Corporation pursuant to which we will sell substantially all of our patent assets and related rights held by us and our next generation video codec technology for cash consideration of $120.0 million and the assumption of certain of our liabilities, subject to the potential adjustments provided for in the asset purchase agreement. In connection with the transaction, we also entered into a license agreement with Intel pursuant to which we will obtain a non-exclusive, royalty-free, fully paid up, irrevocable (except as set forth in the license agreement) and worldwide license (without the right to grant sublicenses) to use these patents in connection with our business. The consummation of these transactions is subject to closing conditions and is expected to close in the first quarter of 2012.

We were incorporated in 1994 in the State of Washington. Our common stock is listed on the Nasdaq Global Select Market under the symbol "RNWK."

Segments

Core Products

Core Products, our largest segment by revenue, consists of the digital media services we provide to network service providers as software as a service (SaaS) offerings, sales of our Helix software used by enterprises to stream digital media, sales of Helix technology licenses for mobile handsets that allow playback of digital media, software integration and professional services provided to mobile carriers around the world as well as our SuperPass subscription service offering.

SaaS. We develop and provide a variety of SaaS services including ring-back tone (RBT), music-on-demand (MOD), video-on-demand (VOD) and messaging services principally sold to mobile carriers. Our Saas services generated the most revenue within our Core Products segment in 2011. In connection with our SaaS services, we also offer e-commerce services, including business intelligence, subscriber management and billing for our carrier customers. Our carrier customer base includes more than 90 mobile carriers worldwide in 2011.

Our RBT services enable callers to hear music instead of the traditional electronic ringing sound while waiting for the person they have called to answer. The RBT subscriber chooses the music heard by the subscriber's callers. Our RBT services enable subscribers to select from a variety of ringback content, including music, pre-recorded messages by celebrities and sound effects. Carriers generally offer our RBT service to their subscribers through monthly subscriptions or on a per-tone basis. In return for providing, operating and managing the RBT service for carrier customers, we generally enter into revenue-sharing arrangements based on monthly subscription fees, content download fees or a combination of such fees paid by subscribers.

Our MOD services allow carriers to offer their subscribers a wide range of songs for downloading or streaming to PCs, mobile phones and portable audio players. Users typically pay carriers for MOD service through monthly subscriptions or on a per-download basis, and we generally receive from the carriers a combination of a monthly fixed fee, a percentage of monthly subscription fees and a percentage of content download fees for providing the service.

Our VOD services allow carriers to offer their subscribers a wide range of videos by downloading or streaming to video-enabled mobile phones that are equipped with approved digital rights management systems. Users typically pay for VOD services through monthly subscriptions and content download fees paid to the carriers, and we generally receive a combination of a monthly fixed fee, a percentage of monthly subscription fees and a percentage of content download fees for providing the service.

Our inter-carrier messaging (ICM) service routes and delivers short messaging service (SMS) messages between wireless carriers within the U.S. and internationally under the brand name Metcalf. We provide this service to carriers in partnership with Syniverse Holdings, Inc. The ICM service allows subscribers with any text-message capable handset to send and receive text messages to and from subscribers on other carrier networks. We typically earned revenue from this service from fees paid by the carriers based on the number of messages handled for them through the ICM service, but many contracts with carriers have changed to fixed-fee pricing for our service. The revenue we earn from our ICM service is subject to our revenue-sharing arrangement with Syniverse.

Software licensing. Our Helix server software allows companies and institutions to broadcast live and on-demand audio, video and other multimedia programming to large numbers of simultaneous users over the Internet. Carriers, media companies and other enterprises typically pay upfront fees for either a perpetual or term-based license plus annual fees for upgrades and support.

In addition, we have created enhanced versions of our media player and Helix server products for wireless applications and other devices, and we license them to a variety of mobile network operators and handset manufacturers on a worldwide basis. We have entered into agreements with companies including Motorola, Nokia, Qualcomm, and Sony Ericsson, to preinstall our mobile media player software on mobile phones.

Professional services and systems integration. We provide professional services and specialized technical support to customize and integrate our technology with our customers' existing systems and technology. In recent years we have reduced our focus on our systems integration business because it has lower margins and does not generate recurring revenue. However, revenue from this business has been a significant contributor to Core Products revenue in the fourth quarter of each year for the past five years. In 2011, however, we generated much of our professional services and systems integration revenue in the third quarter.

SuperPass. SuperPass is a subscription service that provides consumers with access to a broad range of digital entertainment content for a monthly fee. In addition, our SuperPass subscription service includes exclusive live video feeds from the CBS television network's *Big Brother* program and a monthly allowance for games and music downloads.

Emerging Products

Our emerging products business consists of RealPlayer and new products and services in development. In 2011, nearly all revenue in the segment was derived from products and services related to the RealPlayer.

RealPlayer. Our RealPlayer media player software includes features and services that enable consumers to discover, play, download, manage and edit digital video. Consumers can also use RealPlayer to stream audio and video, save CDs to their personal digital music libraries, burn CDs and transfer their audio and video content to portable devices. With the latest versions of our RealPlayer software, consumers can download and save their photos and web videos from thousands of websites, and transfer their photos and video content to and from portable devices. Consumers can also easily share photos and video links with their contacts on social networks and edit their own video content. RealPlayer is available to consumers as a free download from our Real.com and RealPlayer.com websites. A premium version of RealPlayer, which is available for purchase, includes enhanced functionality for creating CDs and DVDs, enhanced playback controls and additional media library features. We monetize RealPlayer primarily with revenue derived from sales of the premium version, and from distributing third-party software products, such as the Google toolbar and Google Chrome, to consumers who wish to download additional applications when downloading our software products.

In recent years, our RealPlayer strategy has focused on providing consumers with tools to manage their digital media content in a variety of formats across devices rather than creating a unique streaming platform and depending upon the adoption and use of the RealPlayer file format. As a result, RealPlayer's video downloading tools, for example, work on nearly any platform and play nearly all major digital media formats.

Games

We own and operate a large casual games service, offering casual games via digital downloads, online subscription play, third-party portals, social networks and mobile devices. Casual games typically have simple graphics, rules and controls and are quick-to-learn. Casual games include board, card, puzzle, word and hidden-object games.

We develop, publish, license and distribute casual games. We have a large and diverse portfolio of original games developed by our in-house game studios, games developed by us from content we license from other intellectual property holders, and games licensed to us by third parties that we distribute to our customers. We also partner with external game developers who develop games for us on an outsourced basis, which gives those developers access to our large distribution network in exchange for distribution rights to their games. We distribute games principally in North America, Europe and Latin America through our GameHouse, Zylom and Atrativa websites and through websites owned or managed by third parties.

PC Games. Consumers can play and purchase games from our catalog of online and downloadable PC games. We typically introduce new games by offering a free trial before purchase on an individual basis or as part of one of our subscription services. In addition to revenue from sales of games and subscriptions, we generate revenue from display advertising that is shown to consumers during online play.

Social and Mobile Games. Game play on social networks is among the fastest growing trends in game play, and during 2011, we focused on developing, monetizing and optimizing social games and social game play experiences. In 2010, we developed and launched Fusion, a gaming platform that introduces social elements to game play to increase interactions and competition among players, such as leaderboards, cross-device play, and microtransactions. We offer several of our casual games, including our own brands such as Collapse and licensed brands such as UNO on Facebook and other social network platforms. We monetize social games largely through sales of advertising and microtransactions. We have also adapted our games for play on more than 2,000 mobile handsets and launched several games for play on smartphones, including the iPhone.

Music

Following the restructuring of our Rhapsody joint venture in March 2010, we own approximately 47% of Rhapsody and no longer control or operate our former Music business. Rhapsody continues to provide products and services that enable consumers to have unlimited access to digital music content anytime from a variety of devices. The Rhapsody subscription service offers conditional downloads and on-demand streaming services through unlimited access to a catalog of millions of music tracks. Rhapsody also operates an MP3 music store, where consumers can purchase and permanently download individual digital music tracks. Rhapsody generates revenue primarily in the U.S. through subscriptions to its music services, and sales of tracks and advertising.

Research and Development

We devote a substantial portion of our resources to developing new products, enhancing existing products, expanding and improving our fundamental technology, and strengthening our technological expertise in all our businesses. During the years ended December 31, 2011, 2010 and 2009, we expended 21%, 25% and 21%, respectively, of our revenue on research and development activities.

Customers and Seasonality

Our customers include consumers and businesses located throughout the world. Sales to customers outside the U.S., primarily in Asia and Europe, were 52%, 43% and 33% of our revenue during the years ended December 31, 2011, 2010 and 2009, respectively. No one customer accounted for more than 10% of our total revenue during the years ended December 31, 2011, 2010, and 2009.

We experience seasonality in our business, particularly with respect to the fourth quarter of our fiscal year. Our consumer businesses, which include advertising revenue, make up a large percentage of our revenue, and the fourth quarter has traditionally been the seasonally strongest quarter for Internet advertising. In addition, our Core Products business typically has a concentration of system sales, deployment, and professional services revenue in the fourth quarter. In 2011, however, we generated much of our professional services and systems integration revenue in the third quarter.

Sales, Marketing and Distribution

Our marketing programs are aimed at increasing brand awareness of our products and services and stimulating demand. We use a variety of methods to market our products and services, including paid search advertising, affiliate marketing programs, advertising in print, electronic and other online media, direct mail and email offers to qualified potential and existing customers, and providing product specific information through our websites. We also cross-market products and services offered by some of our businesses through the RealPlayer and Games marketing and distribution channels. We also have subsidiaries and offices in several countries that market and sell our products outside the U.S.

Our products and services are marketed through direct and indirect channels. We use public relations, trade shows, events and speaking opportunities to market our products and services. We also use a variety of online channels, including social media, to promote and sell our products and services directly.

Core Products. Our Core Products sales, marketing and business development team works closely with many of our enterprise, infrastructure, wireless, broadband and media customers to identify new business opportunities for our entertainment applications, services and systems. Through ongoing communications with the product and marketing divisions of our customers, we tailor our SaaS offerings to their strategic needs and the needs of their subscribers. A large network of distributors including hardware server companies, content aggregators, Internet service providers and other resellers, provide end users access to our Helix streaming technology.

Emerging Products. We market and sell our RealPlayer services directly through our own websites such as Real.com and GameHouse.com, as well as indirectly through affiliate partnerships. During 2011, we also had a global sales force that generated advertising revenue from our websites and free consumer applications such as RealPlayer. We outsourced this advertising sales function beginning in 2012.

Games. Our games are marketed directly from our websites and through third-party distribution channels, such as broadband service providers, search engines, online portals, mobile phone application stores, major social networks and content publishers.

Customer Support

Customer support is integral to the provision of nearly all of our consumer products and services. Consumers who purchase and use our consumer software products and services, including games and RealPlayer Plus, can get assistance via the Internet, email or telephone, depending on the product or service. For most of our consumer products, we contract with third-party outsource support vendors to provide the primary staffing for our first-tier customer support globally. We also provide various support service options for our business customers and for software developers using our software products and associated services. Support service options include hotline telephone support, online support services, and on-site support personnel covering technical and business-related support topics.

Competition

The market for software and services for digital media delivery over the Internet and wireless networks is intensely competitive. Many of our current and potential competitors have longer operating histories, greater name recognition or brand awareness, more employees or significantly greater resources than we do.

Core Products

SaaS. We compete with a large and diverse number of domestic and international companies in our SaaS business, and each of our SaaS offerings tends to face competitors specific to that product or service. The market for the SaaS services we offer has become increasingly competitive due in part to the proliferation of smartphones that has resulted in the introduction of a number of services and applications that are made available to consumers with no dependency on mobile carriers. We compete largely based on time-to-market, feature sets, ease of use, operational expertise, our ability to offer an integrated suite of entertainment services, customer care and price. Many of our SaaS services require a high degree of integration with carrier or service provider networks and thus require a high degree of operational expertise. In addition, our ability to enhance services with new features as the digital entertainment market evolves is critical to our competitive position, as is our knowledge of the consumer environment to which these services are targeted.

Software Licensing. We believe that the primary competitive factors in the digital-media delivery and licensing market include the quality, reliability, price and licensing terms of the overall media delivery solution, ubiquitous and easy consumer accessibility to media playback capability, broad distribution and use of products, and the ability to license and support popular and emerging media formats for digital media delivery. Our competitors in the market for digital media servers, players, encoders, digital rights management, codecs and other technology and services related to digital distribution of media include Adobe, Apple and Microsoft.

SuperPass. Our SuperPass subscription service faces competition from a large number of existing competitive alternatives and other emerging services and technologies. We face significant competition from emerging Internet media sources and established companies entering into the Internet media content market as well as broadband Internet service providers, many of which provide similar or alternative services for free or bundle these types of services with other offerings. In addition, our overall ability to sell SuperPass depends in part on the use of our formats on the Internet, which has declined in recent periods, and access to premium content on commercially acceptable terms.

Emerging Products

RealPlayer. We expect competition for media player users to continue to be intense as the markets and business models for Internet video content mature and more competitors enter these markets. RealPlayer competes with alternative streaming media playback technologies such as Microsoft Windows Media Player and Adobe Flash and their related file formats, each of which has obtained very broad market penetration. Our video and photo transfer services within RealPlayer compete primarily on the basis of the quality and perceived value of the content and services we provide and on the effectiveness of our distribution network and marketing programs.

Games

Our Games business competes with a variety of distributors, publishers and developers of casual games for the PC and mobile platforms and for social networks. We compete in this market primarily on the basis of the quality and convenience of our services, the reach and quality of our distribution and the quality and breadth of our game catalog. In addition, the market for casual games has become increasingly price competitive in recent years. Our in-house content development studios compete with other developers and publishers of social and mobile games. Our studios compete based on our ability to develop and publish high quality games that resonate with consumers, our effectiveness at building our brands, and our ability to secure broad distribution relationships with major social networks and mobile carriers. Our social and mobile games compete with a range of developers, including Zynga Inc., Glu Mobile Inc., Wooga GmbH, Electronic Arts Inc. and Midasplayer.com Ltd.'s King.com. Our family of websites serving the PC casual games market competes with other high volume distribution channels for downloadable, online and social games including Yahoo! Games, MSN Gamezone, Pogo.com, Big Fish Games, PopCap Games, Inc., and Amazon.com.

Intellectual Property

As of December 31, 2011, we had 132 U.S. patents, 58 South Korean patents, 63 patents in other countries and more than 190 pending patent applications worldwide relating to various aspects of our technology. On

January 26, 2012, we entered into an asset purchase agreement with Intel Corporation pursuant to which we agreed to sell substantially all of our patent assets and related rights held by us and our next generation video codec technology to Intel. Giving effect to this sale transaction, we will have two U.S. patents, 40 South Korean patents, ten patents in other countries and more than 20 pending patent applications worldwide. Upon the closing of the asset sale transaction, we will obtain a non-exclusive, royalty-free, fully paid up, irrevocable and worldwide license to use the patent assets sold to Intel in connection with our business. The consummation of the transactions contemplated by the asset purchase agreement is subject to customary regulatory approval and closing conditions. We plan to continue to prepare additional patent applications on other current and anticipated features of our technology in various jurisdictions across the world.

As of December 31, 2011, we had 60 registered U.S. trademarks or service marks, 28 registered South Korea trademarks or service marks, and had applications pending for several more trademark or service marks in various jurisdictions across the world. We also have several unregistered trademarks. Many of our marks begin with the word "Real" (such as RealPlayer). We are aware of other companies that use "Real" in their marks alone or in combination with other words, and we do not expect to be able to prevent all third-party uses of the word "Real" for all goods and services.

Our ability to compete across our businesses partly depends on the superiority, uniqueness and value of our technology that we both develop and license from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. These efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology, or may not prevent the development and design by others of products or technologies similar to or competitive with those we develop.

Employees

At December 31, 2011, we had 1,224 employees, of which 708 were based in the Americas, 331 were based in Asia, and 185 were based in Europe. None of our employees are subject to a collective bargaining agreement, and we believe that our relations with our employees are good.

Position on Charitable Responsibility

In periods where we achieve profitability, we intend to donate 5% of our net income to charitable organizations, which will reduce our net income for those periods. The non-profit RealNetworks Foundation manages a substantial portion of our charitable giving efforts. We attempt to encourage employee giving by using a portion of our intended contribution to match charitable donations made by employees.

Available Information

Our corporate Internet address is www.realnetworks.com. We make available free of charge on www.investor.realnetworks.com our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. However, the information found on our corporate website is not part of this or any other report.

Executive Officers of the Registrant

The table below lists the executive officers of RealNetworks as of February 1, 2012. On January 5, 2012, Michael Eggers announced that he will resign from his positions effective April 15, 2012.

Name	Age	Position
Thomas Nielsen	42	President, Chief Executive Officer and Director
Michael Eggers	40	Senior Vice President, Finance, Chief Financial Officer and Treasurer
Tracy D. Daw	46	Chief Legal Officer and Corporate Secretary
Matt Hulett	41	Senior Vice President, Games Division
Michael Lunsford	44	Executive Vice President

THOMAS NIELSEN has served as President and Chief Executive Officer of RealNetworks since November 2011. From 2004 to October 2011, Mr. Nielsen was employed by Adobe Systems, Incorporated, a software company, serving as Vice President of the Digital Imaging Group from November 2009 to October 2011, as Senior Director for Consumer and Online applications from 2007 to November 2009 and as Director of Engineering for the InDesign and Illustrator applications from 2004 to 2006. Mr. Nielsen's professional experience also includes 14 years of employment with technology companies including Microsoft Corporation and MGI Software Corp. Mr. Nielsen holds a B.S. in Computer Science from Tietgen Business School in Odense, Denmark.

MICHAEL EGGERS has served as Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks since 2006. Mr. Eggers joined RealNetworks in 1997 as the Manager of Financial Reporting and has held various positions leading to his appointment as Senior Vice President, Chief Financial Officer and Treasurer. Prior to RealNetworks, Mr. Eggers was employed by KPMG LLP in the audit practice division. Mr. Eggers holds a B.A., magna cum laude, in Business Administration with a concentration in accounting from the University of Washington.

TRACY D. DAW has served as Chief Legal Officer of RealNetworks since September 2010 and as Corporate Secretary since January 2010. Mr. Daw joined RealNetworks in 2000 and has held various positions with the Company, including Vice President, Corporate Development and Deputy General Counsel from 2007 to September 2010 and Vice President, Corporate Development and Associate General Counsel from 2006 to 2007. Prior to joining RealNetworks, Mr. Daw was a partner in the law firm of Sidley & Austin in Chicago, Illinois. Mr. Daw holds a B.S. from Cornell University and a J.D. from the University of Michigan Law School.

MATT HULETT has served as the Senior Vice President of the Games Division of RealNetworks since July 2010 and served as Chief Revenue Officer of the Games Division from August 2009 to July 2010. From 2006 to August 2009, Mr. Hulett was the Chairman and Chief Executive Officer of Mpire Corporation, a company engaged in online advertising optimization, and continues to serve as its Executive Chairman. From 2001 to 2005, Mr. Hulett was the President of the corporate travel division of Expedia, Inc., an online travel company. From 1999 to 2001, Mr. Hulett was President of Atom Entertainment, Inc., an online entertainment company. Mr. Hulett holds a B.A. degree in Marketing, Information Systems from the University of Washington.

MICHAEL LUNSFORD has served as Executive Vice President of RealNetworks since November 2011. Mr. Lunsford joined RealNetworks in 2008 and served as Interim Chief Executive Officer from March 2011 to November 2011, as Executive Vice President, Music, Media and Technology Solutions of RealNetworks from June 2010 to March 2011, as Executive Vice President, Technology Products and Solutions and Media Software and Services from January 2010 to June 2010, as Executive Vice President, Strategic Ventures from June 2008 to January 2010 and as Senior Strategic Advisor from January 2008 to June 2008. From 1999 to December 2007, Mr. Lunsford was employed by Earthlink, Incorporated, a provider of communications services, serving as Executive Vice President from June 2007 to December 2007, as interim President and Chief Executive Officer from 2006 to June 2007, as Executive Vice President and President, Access and Voice from 2005 to 2006, and as Executive Vice President, Marketing and Products from 2004 to 2005. Mr. Lunsford holds an A.B. in Economics and an M.B.A. from the University of North Carolina.

Item 1A. *Risk Factors*

You should carefully consider the risks described below together with all of the other information included in this annual report on Form 10-K. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occurs, our business, financial condition or operating results could be harmed. In such case, the trading price of our common stock could decline, and investors in our common stock could lose all or part of their investment.

We need to successfully introduce new products and services to grow our businesses.

Our business is dependent upon the introduction of new products and services, which is subject to a number of risks. The process of developing new, and enhancing existing, products and services is complex, costly and uncertain. Providing products and services that are attractive and useful to subscribers and consumers is in part subject to unpredictable and volatile factors beyond our control, including end-user preferences and competing products and services. Any failure by us to timely respond to or accurately anticipate consumers' changing needs, emerging technological trends or important changes in the market or competition for products and services we plan to introduce could significantly harm our current market share or result in the loss of market opportunities. In addition, we must make long-term investments, develop or obtain appropriate intellectual property and commit significant resources before knowing whether our predictions will accurately reflect consumer demand for our products and services, which may result in no return or a loss on our investments. Furthermore, new products and services may be subject to legal challenge. Responding to these potential claims may require us to enter into royalty and licensing agreements on unfavorable terms, require us to stop distributing or selling, or to redesign our products or services, or to pay damages. If we do not successfully introduce new products and services, our operating results may be materially harmed.

The mobile entertainment market is evolving rapidly and highly competitive.

The market for mobile entertainment services, including our ring back tones, music on demand and video on demand solutions, is highly competitive and evolving rapidly, particularly with the growth in the use of smartphones. Increased use of smartphones has resulted in a proliferation of applications and services that compete with our SaaS services and, in many cases, are not dependent upon our carrier customers to make them available to subscribers. To maintain or enhance our competitive position, we may need to develop new SaaS services that enable our carrier customers to compete with the broad range of applications and other services available in the market. We face competition, and may face future competition, from major media companies, Internet portal companies, content aggregators, wireless software providers and other pure-play wireless entertainment publishers, some of which have greater financial resources than we do. Furthermore, while most of our carrier customers do not offer internally developed services that compete with ours, if our carrier customers begin developing these services internally, we could be forced to lower our prices or increase the amount of service we provide in order to maintain our business with those carrier customers. Increased competition has in the past resulted in pricing pressure, forcing us to lower the selling price of our services. If we are unable to develop or provide services that compete effectively in the mobile entertainment market, our operating results and financial condition may be materially harmed.

Contracts with our carrier customers subject us to significant risks that could negatively impact our revenue or otherwise harm our operating results.

We derive a material portion of our revenue from our SaaS offerings we provide to carriers. Many of our SaaS contracts with carriers provide for revenue sharing arrangements, but we have little control over the pricing decisions of our carrier customers. Furthermore, most of these contracts do not provide for guaranteed minimum payments or usage levels. Because most of our carrier customer contracts are nonexclusive, it is possible that our mobile carrier customers could purchase similar services from third parties and cease to use our services in the future. As a result, our revenue derived under these agreements could be substantially reduced depending on the pricing and usage decisions of our carrier customers. In addition, some of our SaaS contracts require us to incur significant set-up costs prior to the launch of services with a carrier customer. In the fourth quarter of 2011, we reduced our forecast for profitability associated with certain carrier customer contracts for which the total costs exceeded the total revenue we expect to recognize from these contracts, and as a result, we recorded impairment of deferred costs totaling $20.0 million. We cannot provide assurance that we will not record additional impairments or other charges in future periods related to our carrier customer contracts, which would negatively impact our results of operations.

In addition, none of our SaaS contracts with carriers obligates our carrier customers to market or distribute any of our SaaS offerings. Despite the lack of marketing commitments, revenue related to our SaaS offerings is, to a large extent, dependent upon the marketing and promotion activities of our carrier customers. In addition, many of our carrier contracts are short term and allow for early termination by the carrier with or without cause. These contracts are therefore subject to renegotiation of pricing or other key terms that could be adverse to our interests and leave us vulnerable to non-renewal by the carriers. The loss of carrier customers, a reduction in marketing or promotion of our SaaS offerings, or the termination, non-renewal or renegotiation of contract terms that are less favorable to us would likely result in the loss of future revenues from our SaaS offerings.

Finally, nearly all of our carrier contracts obligate us to indemnify the carrier customer for certain liabilities and losses incurred by them, including liabilities resulting from third party claims for damages that arise out of the use of our technology. These indemnification terms provide us with certain procedural safeguards, including the right to control the defense of the indemnified party. Pursuant to these indemnifications obligations, we have agreed to control the defense on behalf of three of our carrier customers related to pending patent infringement proceedings, and we are vigorously defending them. These pending proceedings or future claims against which we may be obligated to defend our carrier customers could result in payments that could materially harm our business or our consolidated financial statements.

A majority of the revenue that we generate in our Core Products business segment is dependent upon our relationship with a few customers, including SK Telecom and Verizon; any deterioration of these relationships could materially harm our business.

We generate a significant portion of our revenue from sales of our mobile entertainment services to a few of our mobile carrier customers, including SK Telecom, a leading wireless carrier in South Korea. In the near term, we expect that we will continue to generate a significant portion of our total revenue from these customers, particularly SK Telecom and Verizon. If these customers fail to market or distribute our services or terminate their business contracts with us, or if our relationships with these customers deteriorate in any significant way, we may be unable to replace the affected business arrangements with acceptable alternatives. Our relationship with SK Telecom may also be affected by the general state of the economy of South Korea. Failure to maintain our relationships with these customers could have a material negative impact on our revenue and operating results.

Our businesses face substantial competitive and other challenges that may prevent us from being successful in, and negatively impact future growth in, those businesses.

Many of our current and potential competitors in our businesses have longer operating histories, greater name recognition, more employees and significantly greater resources than we do. To effectively compete in the markets for our products and services, we may experience the following consequences, any of which would adversely affect our operating results and the trading price of our stock:

- reduced prices or margins,
- loss of current and potential customers, or partners and potential partners who provide content we distribute to our customers,
- changes to our products, services, technologies, licenses or business practices or strategies,
- lengthened sales cycles,
- industry-wide changes in content distribution to customers or in trends in consumer consumption of digital media products and services,
- pressure to prematurely release products or product enhancements, or
- degradation in our stature or reputation in the market.

In addition, we face the following competitive risks relating to our businesses:

Our SuperPass subscription service faces competition from a broad variety of entertainment sources, including traditional media outlets and emerging Internet media sources. We expect this competition to continue to be intense as the market and business models for Internet video content mature and more competitors enter these new markets. Competing services may be able to obtain better or more favorable access to compelling video content than us, may develop better offerings than us and may be able to leverage other assets or technologies to promote or distribute their offerings successfully. Our RealPlayer software services compete with alternative streaming media playback technologies and audio and video formats including Microsoft Windows Media Player and Adobe Flash and their related file formats, each of which has obtained very broad market penetration. In addition, our overall ability to sell subscription services depends in part on the use of our formats on the Internet, and declines in the use of our formats have negatively affected, and are expected to continue to negatively affect, our subscription revenue and increase costs of obtaining new subscribers. If we are unable to compete successfully, including through the introduction of compelling new products and services, our SuperPass and RealPlayer businesses could continue to decline.

Our GameHouse, Zylom and Atrativa branded services compete with other online aggregators and distributors of online, downloadable and social casual PC games. Some of these competitors have high volume distribution channels and greater financial resources than we do. Our Games business also competes with many other smaller companies that may be able to adjust to market conditions, including responding effectively to the growing popularity of casual games on social networks, faster than us. We also face increasing price competition in the casual games market, and some of our competitors may be able to lower prices more aggressively than us. We expect competition to intensify in this market from these and other competitors, and no assurance can be made that we will be able to achieve growth in our revenue. Our games development studios compete primarily with other developers of online, downloadable, mobile and social casual PC games and must continue to develop popular and high-quality game titles. Our Games business must also continue to execute on opportunities to expand the play of our games on a variety of non-PC platforms, including social networks, in order to maintain our competitive position and to grow the business.

We may not be successful in maintaining and growing our distribution of digital media products.

Maintaining and growing the distribution of digital media products through our websites and our other distribution channels is important to our future prospects, including future growth through the introduction of new products and services distributed through these channels. We cannot predict whether consumers will continue to download and use our digital media products consistent with past usage, which may reduce our ability to generate revenue from those products as well as result in lower than expected adoption of newly introduced products and services. Our inability to maintain continued high volume distribution of our digital media products could also hold back the growth and development of related revenue streams from these market segments, including the distribution of third-party products and sales of our subscription services, and therefore could harm our business and our prospects. Our revenue from the distribution of third-party products will also be negatively impacted if those products are not widely downloaded by consumers, including due to the relative market saturation of such products. In addition, our revenue from the distribution of third party products is currently significantly dependent on a single customer contract. If that contract is not renewed or terminated and cannot be replaced by another similar customer contract, our financial results would be harmed.

Our operating results are difficult to predict and may fluctuate, which may contribute to volatility in our stock price.

The trading price for our common stock has been volatile, ranging from $6.92 to $17.24 per share during the 52-week period ended December 31, 2011. These prices reflect the one-for-four reverse stock split of the Company's common stock that was effective at the close of business on August 30, 2011. As a result of the rapidly changing markets in which we compete, our operating results may fluctuate from period-to-period, which may continue to contribute to the volatility of our stock price. In past periods, our operating results have been affected by personnel reductions and related charges, charges relating to losses on excess office facilities, and impairment charges for certain of our equity investments, goodwill and other long-lived assets. Our operating results may be adversely affected by similar or other charges or events in future periods, including, but not limited to:

- impairments of long-lived assets,
- integrating and operating newly acquired businesses and assets, and
- the general difficulty in forecasting our operating results and metrics, which could result in actual results that differ significantly from expected results.

Certain of our product and service investment decisions (for example, research and development and sales and marketing efforts) are based on predictions regarding business and the markets in which we compete. Fluctuations in our operating results, particularly when experienced beyond what we expected, could cause the trading price of our stock to continue to fluctuate.

Continued loss of revenue from some of our subscription services may harm our operating results.

Our operating results could be adversely impacted by the loss of subscription revenue. Subscribers may cancel their subscriptions to our services for many reasons, including a perception that they do not use the services sufficiently or that the service does not provide enough value, a lack of attractive or exclusive content generally or as compared with competitive service offerings, or because customer service issues are not satisfactorily resolved. Revenue from our SuperPass subscription service has declined in recent periods due in part to our focus on other products and services we offer, and we expect this trend to continue. For the subscription services we offer, we must continue to obtain compelling digital media content for our video and games services in order to maintain and increase usage and overall customer satisfaction for these products. Our operating results may be negatively impacted if we cannot obtain content for our subscription services on commercially reasonable terms.

Government regulation of the Internet is evolving, and unfavorable developments could have an adverse affect on our operating results.

We are subject to regulations and laws specific to the marketing, sale and delivery of goods and services over the Internet. These laws and regulations cover taxation, user privacy, data collection and protection, copyrights, electronic contracts, sales procedures, automatic subscription renewals, credit card processing procedures, consumer protections, broadband Internet access and content restrictions. We cannot guarantee that we have been or will be fully compliant in every jurisdiction, as it is not entirely clear how existing laws and regulations governing issues such as privacy, taxation and consumer protection apply or will be enforced with respect to the products and services we sell through the Internet. Moreover, as Internet commerce continues to evolve, increasing regulation and/or enforcement efforts by federal, state and foreign agencies becomes more likely. The adoption of any laws or regulations or the imposition of other legal requirements that adversely affect our ability to market, sell, and deliver our products and services could decrease demand for our service offerings, resulting in lower revenue. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also require us to change our business practices, raise compliance costs or other costs of doing business and result in additional historical or future liabilities for us, resulting in adverse impacts on our business and our operating results.

As a consumer-facing business, we receive complaints from our customers regarding our consumer marketing efforts and our customer service practices. Some of these customers may also complain to government agencies, and from time to time, those agencies have made inquiries to us about these practices. In March and September 2011, the Consumer Protection Division of the Washington State Office of the Attorney General (Washington AG) issued civil investigative demands to us requesting information and documents relating to certain of our consumer marketing practices during the period from 2005 to 2011. We are cooperating and are in discussions with the Washington AG regarding the investigation, and have begun to respond to the Washington AG's requests. The Washington AG has not initiated any enforcement action against us. We believe our practices have been consistent with industry standards and have not violated any laws, but cannot predict the outcome of the investigation at this time, including whether the investigation will result in significant expenses, monetary damages, penalties or injunctive relief that would reduce our cash flows or harm our business or consolidated financial statements.

Uncertainty and adverse conditions in the economy could have a material adverse impact on our business, financial condition and results of operations.

Weaknesses in the national and global economy has resulted in recent years in a decline in overall consumer and corporate spending, declines in consumer and corporate access to credit, fluctuations in foreign exchange rates, declines in the value of assets and increased liquidity risks, all of which could materially impact our business, financial condition and results of operations. We provide digital entertainment services to consumers directly and indirectly through our carrier customers. Consumers may consider the purchase of our products and services to be a discretionary expenditure. As a result, consumers considering whether to purchase our products or services may be influenced by macroeconomic factors that affect consumer spending such as unemployment, conditions in the residential real estate and mortgage markets and access to credit when making a determination whether to commence, continue, or stop subscribing to or otherwise purchasing our products and services. In addition, businesses may reduce their advertising spending during adverse macroeconomic conditions, which would negatively impact the revenue we generate through sales of advertising on our websites and other properties. We have recorded impairments to our assets in 2008 and 2009 due in part to weakness in the global economy, and if there is a sustained period of significant weakness or uncertainty in the global economy, we may need to record additional impairments to our assets in future periods. If any of these risks are realized, we may experience a material adverse impact on our financial condition and results of operations.

Our restructuring efforts may not yield the anticipated benefits to our shareholders.

We have been restructuring the operating and overhead costs of, and taking other measures to simplify, our business and operations. We have never before pursued initiatives to this extent and there is no assurance that our efforts will be successful. Our business and operations may be harmed to the extent there is customer or employee uncertainty surrounding the future direction of our product and service offerings and strategy for our businesses. Our restructuring activities have included implementing cost-cutting initiatives, which could materially impact our ability to compete in future periods. If we have not effectively re-aligned the cost structure of our remaining businesses or otherwise do not execute effectively on our strategic plans, our stock price may be adversely affected, and we and our shareholders will not realize the anticipated financial, operational and other benefits from such initiatives.

The restructuring of Rhapsody may not yield the anticipated benefits to us or to Rhapsody.

On March 31, 2010, we completed the restructuring transactions of our digital audio music service joint venture, Rhapsody America LLC (Rhapsody). As a result of the restructuring, we no longer have operational control over Rhapsody and Rhapsody's operating performance is no longer consolidated with our condensed consolidated financial statements. We believe the restructuring will provide Rhapsody with the financial, intellectual property and other key assets, and the operational flexibility to compete more effectively in the digital music market. Rhapsody's inability to operate and compete effectively as an independent company could adversely impact its financial condition and results of operations, which in turn could materially impact our reported net income (loss) in future periods. In addition, Rhapsody has generated losses since its inception, and the new structure may not alter this trend. If Rhapsody continues to incur losses, or if it otherwise experiences a significant decline in its business, we may incur a loss on our investment, which could have a material adverse effect on our financial condition and results of operations.

Given the current proportion of the outstanding equity of Rhapsody that we hold, we anticipate that we will need to receive Rhapsody's unaudited quarterly financial statements in order to timely prepare our quarterly consolidated financial statements and also to report certain of Rhapsody's financial results, as may be required, in our quarterly reports on Form 10-Q. In addition, we may be required to include Rhapsody's annual audited financial statements in our annual report on Form 10-K in future periods. As we no longer exert operational control over Rhapsody, we cannot guarantee that Rhapsody will deliver its financial statements to us in a timely manner, or at all, or that the unaudited financial statement information provided by Rhapsody will not contain inaccuracies that are material to our reported results. Any failure to timely obtain Rhapsody's quarterly financial statements or to include its audited financial statements in our future annual reports on Form 10-K, if required, could cause our reports to be filed in an untimely manner, which would preclude us from utilizing certain registration statements and could negatively impact our stock price.

We depend upon our executive officers and key personnel, but may be unable to attract and retain them, which could significantly harm our business and results of operations.

Our success depends on the continued employment of certain executive officers and key employees. In January 2010, Rob Glaser, our founder and the only Chief Executive Officer in our history, resigned as Chief Executive Officer, but remained the Chairman of our Board of Directors. In March 2011, Robert Kimball resigned as Chief Executive Officer and Michael Lunsford was appointed as Interim Chief Executive Officer, and since November, 2011, Thomas Nielsen has served as our President and Chief Executive Officer. Accordingly, we are experiencing our third transition at the Chief Executive Officer level in less than two years.

We cannot provide assurance that we will effectively manage these transitions, which may impact our ability to retain our remaining key executive officers and which could harm our business and operations to the extent there is customer or employee uncertainty.arising from these transitions.

Our success is also dependent upon our ability to identify, attract and retain highly skilled management, technical and sales personnel. Qualified individuals are in high demand and competition for such qualified personnel in our industry, particularly engineering talent, is intense, and we may incur significant costs to attract or retain them. Our ability to attract and retain personnel may also be made more difficult by the uncertainty created by the recent changes at our Chief Executive Officer position. There can be no assurance that we will be able to attract and retain the key personnel necessary to sustain our business or support future growth.

Acquisitions and divestitures involve costs and risks that could harm our business and impair our ability to realize potential benefits from these transactions.

As part of our business strategy, we have acquired and sold technologies and businesses in the past and expect that we will continue to do so in the future. The failure to adequately manage transaction costs and address the financial, legal and operational risks raised by acquisitions and divestitures of technology and businesses could harm our business and prevent us from realizing the benefits of these transactions.

Transaction-related costs and financial risks related to completed and potential future purchase or sale transactions may harm our financial position, reported operating results, or stock price. Previous acquisitions have resulted in significant expenses, including amortization of purchased technology, amortization of acquired identifiable intangible assets and the incurrence of charges for the impairment of goodwill and other intangible assets, which are reflected in our operating expenses. New acquisitions and any potential additional future impairment of the value of purchased assets, including goodwill, could have a significant negative impact on our future operating results.

Purchase and sale transactions also involve operational risks that could harm our existing operations or prevent realization of anticipated benefits from a transaction. These operational risks include:

- difficulties and expenses in assimilating the operations, products, technology, information systems, and/or personnel of the acquired company;
- retaining key management or employees of the acquired company;
- entrance into unfamiliar markets, industry segments, or types of businesses;
- operating, managing and integrating acquired businesses in remote locations or in countries in which we have little or no prior experience;
- diversion of management time and other resources from existing operations;
- impairment of relationships with employees, affiliates, advertisers or content providers of our business or acquired business; and
- assumption of known and unknown liabilities of the acquired company, including intellectual property claims.

We may be unable to adequately protect our proprietary rights or leverage our technology assets, and may face risks associated with third-party claims relating to our intellectual property.

Our ability to compete across our businesses partly depends on the superiority, uniqueness and value of our technology, including both internally developed technology and technology licensed from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. Our efforts to protect our intellectual property rights may not assure our ownership rights in our intellectual property, protect or enhance the competitive position of our products and services or effectively prevent misappropriation of our technology. We also routinely receive challenges to our trademarks and other proprietary intellectual property that we are using in our business activities in China. Disputes regarding the validity and scope of patents or the ownership of technologies and rights associated with streaming media, digital distribution, and online businesses are common and likely to arise in the future. We may be forced to litigate to enforce or defend our patents and other intellectual property rights or to determine the validity and scope of other parties' proprietary rights, enter into royalty or licensing agreements on unfavorable terms or redesign our product features and services. Any such dispute would likely be costly and distract our management, and the outcome of any such dispute could fail to improve our business prospects or otherwise harm our business.

From time to time we receive claims and inquiries from third parties alleging that our technology may infringe the third parties' proprietary rights, especially patents. Third parties have also asserted and most likely will continue to assert claims against us alleging contract breaches, infringement of copyrights, trademark rights, trade secret rights or other proprietary rights, or alleging unfair competition or violations of privacy rights. These claims, even if not meritorious, could force us to spend significant financial and managerial resources. Given the broad distribution of some of our consumer products, any individual claim related to those products could give rise to liabilities that may be material to us. Currently, we are investigating or litigating a variety of such pending claims, some of which are described in "Note 15. Commitments and Contingencies" to Condensed Consolidated Financial Statements included in Part I, Item 1 of this report. In the event of a determination adverse to us, we may incur substantial monetary liability and/or be required to change its business practices. In addition, we recently entered into a definitive agreement with Intel Corporation pursuant to which we will sell substantially all of our patent assets. We believe that our patent portfolio may have in the past discouraged third parties from bringing infringement or other claims against us relating to the use of our technologies in our business. Accordingly, we cannot predict whether the sale of these patent assets to Intel will result in additional infringement or other claims against us from third parties.

Our business and operating results will suffer if our systems or networks fail, become unavailable, unsecured or perform poorly so that current or potential users do not have adequate access to our products, services and websites.

Our ability to provide our products and services to our customers and operate our business depends on the continued operation and security of our information systems and networks. A significant or repeated reduction in the performance, reliability, security or availability of our information systems and network infrastructure could harm our ability to conduct our business, and harm our reputation and ability to attract and retain users, customers, advertisers and content providers. We have on occasion experienced system errors and failures that caused interruption in availability of products or content or an increase in response time. Problems with our systems and networks could result from our failure to adequately maintain and enhance these systems and networks, natural disasters and similar events, power failures, HVAC failures, intentional actions to disrupt our systems and networks and many other causes. The vulnerability of a large portion of our computer and communications infrastructure is enhanced because much of it is located at a single leased facility in Seattle, Washington, an area that is at heightened risk of earthquake, flood, and volcanic events. Many of our services do not currently have fully redundant systems or a formal disaster recovery plan, and we may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage.

The growth of our business is dependent in part on successfully managing our international operations.

Our international operations involve risks inherent in doing business globally, including difficulties in managing operations due to distance, language, and cultural differences, local economic conditions, different or conflicting laws and regulations, taxes, and exchange rate fluctuations. The functional currency of our foreign subsidiaries is the local currency of the country in which each subsidiary operates. We translate our subsidiaries' revenues into U.S. dollars in our financial statements, and continued volatility in foreign exchange rates, particularly if the U.S. dollar strengthens against the euro or the Korean won, may result in lower reported revenue or net assets in future periods. Our foreign currency exchange risk management program reduces, but does not eliminate, the impact of currency exchange rate movements. If we do not effectively manage any of the risks inherent in running our international businesses, our operating results and financial condition could be harmed.

We may be subject to market risk and legal liability in connection with our data collection and data security capabilities.

Many of our products are interactive Internet applications that by their very nature require communication between a client and server to operate. For example, to provide better consumer experiences and to operate effectively, our products send information, including personally identifiable information, to our servers. In addition, we sell many of our products and services through online sales transactions directly with consumers, through which we collect and store credit card information. In connection with our direct sales to consumers, we may be the victim of fraudulent transactions, including credit card fraud, which presents a risk to our revenue and potentially disrupts service to our consumers. While we take measures to protect our consumer data, we have experienced unauthorized access to our consumer data in the past, and it is possible that our security controls over consumer data may not prevent future improper access or disclosure of credit card information or personally identifiable information. We also are not yet fully compliant with the Payment Card Industry (PCI) compliance standard for data security in connection with our use of credit card services for payment. We have an extensive privacy policy concerning the collection, use and disclosure of user data involved in interactions between our client and server products. A security breach that leads to disclosure of consumer account information (including personally identifiable information) or any failure by us to comply with our posted privacy policy or existing or new legislation regarding privacy issues could harm our reputation, impact the market for our products and services, subject us to litigation, and require us to expend significant resources to mitigate the breach of security, comply with breach notification laws or address related matters. In addition, if we fail to satisfy timely the PCI compliance standards we may be subject to substantial monetary penalties and we could lose the ability to accept credit card payments for transactions with our customers. Any of these consequences could materially harm our business or our consolidated financial statements.

Changes in regulations applicable to the Internet and e-commerce that increase the taxes on the services we provide could materially harm our business and operating results.

As Internet commerce continues to evolve, increasing taxation by state, local or foreign tax authorities becomes more likely. For example, taxation of electronically delivered products and services or other charges imposed by government agencies may also be imposed. We believe we collect transactional taxes and are compliant and current in all jurisdictions where we believe we have a collection obligation for transaction taxes. Any regulation imposing greater taxes or other fees for products and services could result in a decline in the sale of products and services and the viability of those products and services, harming our business and operating results. A successful assertion by one or more states or foreign tax authorities that we should collect and remit sales or other taxes on the sale of our products or services could result in substantial liability for past sales.

In those countries where we have taxable presence, we collect value added tax, or VAT, on sales of "electronically supplied services" provided to European Union residents. The collection and remittance of VAT subjects us to additional currency fluctuation risks.

We may be subject to additional income tax assessments.

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes, income taxes payable, and net deferred tax assets. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in our historical financial statements. An audit or litigation can result in significant additional income taxes payable in the U.S. or foreign jurisdictions which could have a material adverse effect on our financial condition and results of operations.

Our Chairman of the Board beneficially owns approximately 38% of our stock, which gives him significant control over certain major decisions on which our shareholders may vote or may discourage an acquisition of us.

Robert Glaser, our Chairman of the Board, beneficially owns approximately 38% of our common stock. As a result, Mr. Glaser and his affiliates will have significant influence to:

- elect or defeat the election of our directors;
- amend or prevent amendment of our articles of incorporation or bylaws;
- effect or prevent a merger, sale of assets or other corporate transaction; and
- control the outcome of any other matter submitted to the shareholders for vote.

At our 2010 annual meeting of shareholders, Mr. Glaser withheld votes of his shares of our common stock with respect to the election of four of our directors, including three of our incumbent directors and Robert Kimball, our former President and Chief Executive Officer. Although these four directors were re-elected, none of them received approval of a majority of the votes cast. The stock ownership of Mr. Glaser and his affiliates may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of RealNetworks, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

Provisions of our charter documents, Shareholder Rights Plan, and Washington law could discourage our acquisition by a third-party.

Our articles of incorporation provide for a strategic transaction committee of the board of directors. Without the prior approval of this committee, and subject to certain limited exceptions, the board of directors does not have the authority to:

- adopt a plan of merger;
- authorize the sale, lease, exchange or mortgage of assets representing more than 50% of the book value of our assets prior to the transaction or on which our long-term business strategy is substantially dependent;
- authorize our voluntary dissolution; or
- take any action that has the effect of any of the above.

In addition, Mr. Glaser has special rights under our articles of incorporation to appoint or remove members of the strategic transaction committee at his discretion that could make it more difficult for RealNetworks to be sold or to complete another change of control transaction without Mr. Glaser's consent. RealNetworks has also entered into an agreement providing Mr. Glaser with certain contractual rights relating to the enforcement of our charter documents and Mr. Glaser's roles and authority within RealNetworks. These rights and his role as Chairman of the Board of Directors, together with Mr. Glaser's significant beneficial ownership, create unique potential for concentrated influence of Mr. Glaser over potentially material transactions involving RealNetworks and decisions regarding the future strategy and leadership of RealNetworks.

We have adopted a shareholder rights plan, which was amended and restated in December 2008, which provides that shares of our common stock have associated preferred stock purchase rights. The exercise of these rights would make the acquisition of RealNetworks by a third-party more expensive to that party and has the effect of discouraging third parties from acquiring RealNetworks without the approval of our board of directors, which has the power to redeem these rights and prevent their exercise.

Washington law imposes restrictions on some transactions between a corporation and certain significant shareholders. The foregoing provisions of our charter documents, shareholder rights plan, our agreement with Mr. Glaser, and Washington law, as well as our charter provisions that provide for a classified board of directors and the availability of "blank check" preferred stock, could have the effect of making it more difficult or more expensive for a third-party to acquire, or of discouraging a third-party from attempting to acquire, control of us. These provisions may therefore have the effect of limiting the price that investors might be willing to pay in the future for our common stock.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our corporate and administrative headquarters and certain research and development and sales and marketing personnel are located at our facility in Seattle, Washington.

We lease properties primarily in the following locations that are utilized by all of our business segments, unless otherwise noted below, to house our research and development, sales and marketing, and general and administrative personnel:

Location	Area leased (sq. feet)	Lease expiration
Seattle, Washington	264,000	September 2014, with an option to renew for two five-year periods
Seoul, Republic of Korea(1)	46,000	October 2014
Reston, Virginia(1)	29,000	September 2017

(1) This facility is utilized only by our Core Products segment.

In addition, we lease smaller facilities with multi-year terms in the U.S. and foreign countries, some of which support the operations of all of our business segments while others are dedicated to a specific business segment. We also lease various other smaller facilities in the U.S. and foreign countries primarily for our sales and marketing personnel. A majority of these other leases are for a period of less than one year. We believe that our properties are in good condition, adequately maintained and suitable for the conduct of our business. For additional information regarding our obligations under leases, see Note 15 of Notes to Consolidated Financial Statements included in Item 8 of this report.

Item 3. *Legal Proceedings*

See Note 15 of Notes to Consolidated Financial Statements included in Item 8 of this report for information regarding legal proceedings.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II.

Item 5. ***Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities***

Our common stock has been traded on the Nasdaq Stock Market LLC under the symbol "RNWK" since our initial public offering in November 1997. There is no assurance that any quantity of the common stock could be sold at or near reported trading prices.

The following table sets forth for the periods indicated the high and low sale prices for our common stock, as reported on the Nasdaq Stock Market LLC. These quotations represent prices between dealers, after giving effect to the 1-for-4 reverse stock split effective August 30, 2011, and do not include retail markups, markdowns or commissions and may not necessarily represent actual transactions.

	Years Ended December 31,			
	2011		2010	
	High	Low	High	Low
First Quarter	$17.24	$14.00	$21.64	$14.40
Second Quarter	15.08	13.20	19.80	12.60
Third Quarter	14.60	7.40	14.96	10.36
Fourth Quarter	10.20	6.92	17.24	11.72

As of January 31, 2012, there were approximately 133 holders of record of our common stock. Most shares of our common stock are held by brokers and other institutions on behalf of shareholders.

We paid a special cash dividend of $1.00 per common share to the holders of our common stock on August 23, 2011. The payment of the special dividend was based on an analysis of RealNetworks capital structure and the belief that we had excess cash relative to our future operational or strategic needs. The declaration and payment of future dividends, as well as the amount thereof, are subject to the discretion of our board of directors and will depend upon our results of operations, financial condition, capital levels, cash requirements, future prospects and other factors deemed relevant by our board of directors. Accordingly, there can be no assurance that we will declare and pay any dividends in the future.

Set forth below is a graph comparing the cumulative total return to shareholders on our common stock with the cumulative total return of the Nasdaq Composite Index and the Dow Jones U.S. Technology Index for the period beginning on December 31, 2006 and ended on December 31, 2011.

Comparison of 5 Year Cumulative Total Return Among RealNetworks, Inc., the NASDAQ Composite Index and the Dow Jones U.S. Technology Index



RealNetworks, Inc.
NASDAQ Composite Index
Dow Jones U.S. Technology Index
DOLLARS
250
200
150
100
50
0
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011

	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011
RealNetworks, Inc.	$100	$ 55.67	$32.27	$ 33.91	$ 38.39	$ 25.15
NASDAQ Composite Index	$100	$110.26	$65.65	$ 95.19	$112.10	$110.81
Dow Jones U.S. Technology Index	$100	$115.70	$66.10	$108.72	$122.40	$122.59

The total return on our common stock and each index assumes the value of each investment was $100 on December 31, 2006, and that all dividends were reinvested. Return information is historical and not necessarily indicative of future performance.

Item 6. *Selected Financial Data*

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this report.

	Years Ended December 31,				
	2011	2010	2009	2008	2007
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net revenue	$335,686	$401,733	$ 562,264	$ 604,810	$567,620
Cost of revenue	126,637	144,723	222,142	233,244	213,491
Impairment of deferred costs and prepaid royalties	19,962	—	—	19,666	—
Gross profit	189,087	257,010	340,122	351,900	354,129
Operating expenses:					
Research and development	70,212	100,955	119,448	113,680	102,731
Sales and marketing	111,300	118,543	165,856	211,922	209,412
Advertising with related party	—	1,065	33,292	44,213	24,360
General and administrative	37,181	51,217	79,164	69,981	67,326
Impairment of goodwill and long-lived assets	—	—	175,583	192,676	—
Restructuring and other charges	8,650	12,361	4,017	6,833	3,748
Loss (gain) on excess office facilities	(646)	7,396	—	—	—
Subtotal operating expenses	226,697	291,537	577,360	639,305	407,577
Antitrust litigation (benefit) expenses, net	—	—	—	—	(60,747)
Total operating expenses	226,697	291,537	577,360	639,305	346,830
Operating income (loss)	(37,610)	(34,527)	(237,238)	(287,405)	7,299
Other income (expense), net	(6,819)	204	(2,470)	27,800	48,688
Income (loss) before income taxes	(44,429)	(34,323)	(239,708)	(259,605)	55,987
Income taxes	17,329	36,451	(3,321)	(25,828)	(27,456)
Net income (loss)	(27,100)	2,128	(243,029)	(285,433)	28,531
Net loss attributable to the noncontrolling interest in Rhapsody	—	2,910	26,265	41,555	19,784
Net income (loss) attributable to common shareholders	$(27,100)	$ 5,038	$(216,764)	$(243,878)	$ 48,315
Basic net income (loss) per share available to common shareholders	$ (0.79)	$ 0.26	$ (6.55)	$ (6.95)	$ 1.27
Diluted net income (loss) per share available to common shareholders	$ (0.79)	$ 0.26	$ (6.55)	$ (6.95)	$ 1.16
Shares used to compute basic net income (loss) per share available to common shareholders	34,185	33,894	33,653	35,108	37,916
Shares used to compute diluted net income (loss) per share available to common shareholders	34,185	34,013	33,653	35,108	41,602
Special cash dividend of $1.00 per common share	$136,793	—	—	—	—

	As of December 31,				
	2011	2010	2009	2008	2007
	(In thousands)				
Consolidated Balance Sheets Data:					
Cash, cash equivalents, and short-term investments	$185,072	$334,321	$384,900	$370,734	$ 556,629
Working capital	160,787	286,315	278,198	266,990	351,066
Other intangible assets, net	7,169	6,952	10,650	18,727	107,677
Goodwill	6,198	4,960	—	175,264	353,153
Total assets	377,790	565,442	606,883	789,013	1,275,442
Shareholders' equity	271,287	412,745	375,811	553,558	875,104

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We manage our business and report segment revenue and profit (loss) in three segments: (1) Core Products, (2) Emerging Products and (3) Games. Within Core Products, our revenue is primarily from the sale of our software as a service (SaaS) offerings, and within Emerging Products, our revenue is primarily from the sale of our RealPlayer media player software and from the associated distribution of third-party products. We also report financial results from our former Music segment, which primarily includes financial results and operating performance of our Rhapsody joint venture, on a historical basis only. In addition, we report common corporate overhead expenses, including but not limited to finance, legal, headquarters facilities and stock compensation costs, in the aggregate as Corporate results. Our most significant expenses relate to cost of revenue, compensating employees and selling and marketing our products and services. In the years ended December 31, 2011 and 2010, we also incurred significant charges relating to restructuring activities.

In 2011, our operating results were impacted by revenue declines in our Core Products and Games segments, operational restructuring activities that continued from 2010 into 2011 and impairment of certain deferred costs. Approximately half of our total revenue decline of $66.0 million for the year ended December 31, 2011, was due to declines in revenue in our Core Products and Games segments. The remaining portion of the decline was primarily due to the deconsolidation of the operating results of our Rhapsody joint venture from our consolidated financial statements as of March 31, 2010. Our SaaS business within Core Products is experiencing competitive pricing pressure from carriers and the proliferation of smartphone applications and services, which do not depend on our carrier customers for distribution to consumers. In addition, pricing for our intercarrier messaging services is changing to fixed-price structures. In our Games segment, consumer's game play is shifting from downloadable PCs games to social networks and mobile devices, and in 2011, we focused on developing social games and monetizing social game play experiences. However, the revenue we generated from social games in 2011 did not offset the declines in revenue from sales of PC games and online game subscriptions.

In 2010 and continuing into 2011, we implemented a restructuring of our business, which included deconsolidating our Rhapsody joint venture from our financial statements as of March 31, 2010, and other significant internal restructuring measures such as reductions in personnel and facilities and the discontinuance or de-emphasis of certain unprofitable products and service offerings. As a result of these activities, we recorded restructuring charges of $8.7 million and $12.4 million, respectively, for the years ended December 31, 2011 and 2010, respectively. In the fourth quarter of 2011, we recorded an impairment of deferred SaaS costs of $20.0 million related to certain of our wireless carrier customers.

In 2011, we paid a special cash dividend of $1.00 per common share on August 23, 2011, to shareholders of record as of the close of business on August 9, 2011, and effected a one-for-four reverse stock split of the Company's common stock on August 30, 2011. The aggregate amount of the special cash dividend was $136.8 million.

Summary of Results for the Years ended December 31, 2011, 2010 and 2009

Consolidated results of operations for the years ended December 31, 2011, 2010 and 2009 are as follows (dollars in thousands):

	2011	2010	2009	2011-2010 Change	% Change	2010-2009 Change	% Change
Total revenue	$335,686	$401,733	$ 562,264	$(66,047)	(16)%	$(160,531)	(29)%
Cost of revenue	126,637	144,723	222,142	(18,086)	(12)%	(77,419)	(35)%
Impairment of deferred costs	19,962	—	—	19,962	100%	—	—
Gross profit	189,087	257,010	340,122	(67,923)	(26)%	(83,112)	(24)%
Gross margin	56%	64%	60%	(8)%		4%	
Total operating expenses	226,697	291,537	577,360	(64,840)	(22)%	(285,823)	(50)%
Operating loss	$ (37,610)	$ (34,527)	$(237,238)	$ (3,083)	(9)%	$ 202,711	85 %

2011 compared with 2010

Revenue decreased by $66.0 million, or 16%. Approximately half, or $35.7 million of the decline was due to the deconsolidation of Rhapsody on March 31, 2010 in addition to declines of $35.1 million in our Core Products and Games segments. Cost of revenue decreased by $18.1 million compared with the year earlier period due primarily to lower costs of $21.9 million from the deconsolidation of our Rhapsody joint venture. We recorded impairments of deferred costs of $20.0 million in the fourth quarter of 2011 related to certain contracts with carrier customers for which the total estimated costs exceeded the total estimated revenues expected to be recognized. Operating expenses improved by $64.8 million due primarily to reduced personnel and related costs of $31.6 million, $13.9 million resulting from the Rhapsody deconsolidation, and lower restructuring charges and losses on excess office facilities totaling $11.8 million.

2010 compared with 2009

Revenue decreased by $160.5 million, or 29%, primarily due to the deconsolidation of Rhapsody on March 31, 2010, and declines in our Core Products and Games segments. Operating expenses improved due to a $175.6 million impairment of goodwill in 2009, lower expenses of $78.1 million associated with the deconsolidation of Rhapsody and cost reduction initiatives as part of our restructuring efforts in 2010.

Segment Reporting

Core Products

The Core Products segment primarily generates revenue and incurs costs from the sales of SaaS services, such as ring-back tones, inter-carrier messages, music on demand and video on demand, professional services and system integration services to carriers and mobile handset companies, sales of licenses of our software products such as Helix for handsets, and consumer subscriptions such as SuperPass and international radio subscriptions. Core Products segment results of operations for the years ended December 31, 2011, 2010 and 2009 are as follows (dollars in thousands):

	2011	2010	2009	2011-2010 Change	% Change	2010-2009 Change	% Change
Total revenue	$191,240	$212,845	$233,365	$(21,605)	(10)%	$(20,520)	(9)%
Cost of revenue	83,696	83,733	81,774	(37)	(0)%	1,959	2%
Impairment of deferred costs	19,329	—	—	19,329	100%	—	—
Gross profit	88,215	129,112	151,591	(40,897)	(32)%	(22,479)	(15)%
Gross margin	46%	61%	65%	(15)%		(4)%	
Total operating expenses	75,188	86,217	138,502	(11,029)	(13)%	(52,285)	(38)%
Operating income (loss)	$ 13,027	$ 42,895	$ 13,089	$(29,868)	(70)%	$ 29,806	228%

2011 compared with 2010

Revenue decreased by $21.6 million, or 10%. SaaS revenue decreased by $14.2 million primarily due to lower intercarrier messaging contract prices that contributed $8.8 million to the decline, and a $5.2 million decline in revenues from our tone business primarily due to a decline in subscribers. In addition, subscription revenue, mainly from our SuperPass product declined by $5.3 million during the year ended December 31, 2011, compared with the same period in 2010 due primarily to a decline in the number of subscribers.

Gross margin decreased primarily due to the impairments of deferred costs as well as lower SaaS intercarrier messaging contract prices, with no corresponding decreases in cost of revenue. The impairments of deferred costs of $19.3 million within the year ended December 31, 2011 related to certain contracts with carrier customers for which the total estimated costs exceeded the total estimated revenues expected to be recognized. Operating expenses decreased by $11.0 million primarily due to reductions in personnel and related costs that resulted from our restructuring efforts.

2010 compared with 2009

Revenue decreased by $20.5 million, or 9%. SaaS revenue decreased by $14.6 million primarily due to the merger of certain carrier customers resulting in lower overall contract prices with these customers as well as a loss of total subscribers under management. In addition, revenue from system integration, a business that we have de-emphasized since 2008, decreased by $3.5 million.

Gross margin decreased primarily due to lower SaaS contract prices with no corresponding decreases in cost of revenue. Operating expenses decreased by $52.3 million primarily due to impairments of long lived assets and goodwill of $50.5 million in 2009, with no similar impairments in 2010.

Emerging Products

The Emerging Products segment primarily generates revenue and incurs costs from sales of the RealPlayer and its related products, such as revenue from distribution of third party software products, advertising on RealPlayer websites and sales of RealPlayer Plus software licenses to consumers. Also included within the Emerging Products segment are the costs to build and develop new product offerings for consumers and corporate customers. Emerging Products segment results of operations for the years ended December 31, 2011, 2010 and 2009 are as follows (dollars in thousands):

	2011	2010	2009	2011-2010 Change	% Change	2010-2009 Change	% Change
Total revenue	$46,590	$41,761	$ 45,207	$ 4,829	12%	$ (3,446)	(8)%
Cost of revenue	11,879	7,123	6,884	4,756	67%	239	3%
Impairment of deferred costs	633	—	—	633	100%	—	—
Gross profit	34,078	34,638	38,323	(560)	(2)%	(3,685)	(10)%
Gross margin	73%	83%	85%	(10)%		(2)%	
Total operating expenses	36,011	28,053	73,211	7,958	28%	(45,158)	(62)%
Operating income (loss)	$(1,933)	$ 6,585	$(34,888)	$(8,518)	(129)%	$ 41,473	119%

2011 compared with 2010

Revenue increased by $4.8 million, or 12%. Higher unit sales of our RealPlayer Plus software contributed approximately $3.9 million to the increase during the period, due to increased marketing efforts. Cost of revenue increased $4.8 million mainly due to increases related to certain advertising agreements and increased support costs for the distribution of RealPlayer and other products. Operating expenses increased by $8.0 million primarily due to increased marketing expense to drive the distribution of RealPlayer and related third-party software.

2010 compared with 2009

Revenue decreased by $3.4 million, or 8%. Lower unit distribution of third-party software products, primarily due to increased market saturation of the software products we distribute, accounted for the majority of the decline. Gross margin did not change materially. Operating expenses declined by $45.2 million primarily due to impairments of long lived assets and goodwill of $46.8 million in 2009, with no similar impairments in 2010.

Games

The Games segment primarily generates revenue and incurs costs from the creation, distribution and sales of games licenses, online games subscription services, advertising on game sites and social network sites, games syndication services and microtransactions from online and social games and sales of mobile games. Games segment results of operations for the years ended December 31, 2011, 2010 and 2009 are as follows (dollars in thousands):

	2011	2010	2009	2011-2010 Change	% Change	2010-2009 Change	% Change
Total revenue	$97,856	$111,394	$122,824	$(13,538)	(12)%	$(11,430)	(9)%
Cost of revenue	30,646	29,071	32,862	1,575	5%	(3,791)	(12)%
Gross profit	67,210	82,323	89,962	(15,113)	(18)%	(7,639)	(8)%
Gross margin	69%	74%	73%	(5)%		1%	
Total operating expenses	60,633	78,275	127,908	(17,642)	(23)%	(49,633)	(39)%
Operating income (loss)	$ 6,577	$ 4,048	$(37,946)	$ 2,529	63%	$ 41,994	111%

2011 compared with 2010

Revenue decreased by $13.5 million, or 12%. The decline was due to lower license revenue of $4.8 million primarily due to a decrease in the number of games sold through our games syndication services. Further contributing to the decline was lower revenue from our subscription products of $4.8 million as a result of fewer subscribers. In addition, distribution of third party software declined by $3.7 million due to reduced traffic for our games properties.

Cost of revenue increased by $1.6 million, or 5%. The increase was due primarily to higher costs associated with distribution of third party games as well as increased delivery costs for our games products and services. Gross margins decreased due to lower subscription revenue and lower distribution of third party software, both of which are higher-margin revenues.

Operating expenses decreased by $17.6 million, or 23%. The decrease was primarily due to reductions in personnel and related costs of approximately $8.7 million. Further, we reduced our spending on marketing and related activities by approximately $3.4 million during the year. In addition, depreciation expense related to our Games technology platform decreased by $3.1 million.

2010 compared with 2009

Revenue decreased by $11.4 million, or 9%. The decrease was primarily due to a decline in the number of games units sold combined with lower average selling prices due to continued competitive pressures, resulting in a decrease of $9.1 million. In addition, lower unit distribution of third party software products contributed $1.3 million of the decrease. Gross margin did not change materially. Operating expenses decreased by $49.6 million primarily due to impairment of long lived assets and goodwill of $41.2 million in 2009, with no similar impairments in 2010. Further contributing to the decline were reductions in personnel and related costs of $7.5 million and in marketing expenses of $1.9 million as part of our restructuring efforts in 2010.

Music

Music segment results of operations for the years ended December 31, 2011, 2010 and 2009 are as follows (dollars in thousands):

	2011	2010	2009	2011-2010 Change	% Change	2010-2009 Change	% Change
Total revenue	$—	$35,733	$160,868	$(35,733)	NM	$(125,135)	(78)%
Cost of revenue	—	21,864	98,322	(21,864)	NM	(76,458)	(78)%
Gross profit	—	13,869	62,546	(13,869)	NM	(48,677)	(78)%
Gross Margin	—	39%	39%	—%		—%	
Total operating expenses	—	13,911	129,085	(13,911)	NM	(115,174)	(89)%
Operating income (loss)	$—	$ (42)	$(66,539)	$ 42	NM	$ 66,497	100%

On March 31, 2010, we completed the restructuring of Rhapsody, which resulted in our ownership interest of Rhapsody decreasing to approximately 47% and the loss of our operating control over Rhapsody. Our revenue and operating results for the first quarter of 2010 includes results from Rhapsody's operations. Beginning with the second quarter of 2010, Rhapsody's revenue and other operating results are no longer consolidated within our financial statements and we are not recording any operating or other financial results for our Music segment. We now report our share of Rhapsody's income or losses as "Equity in net loss of Rhapsody and other equity method investments" in "Other income." Our share of Rhapsody's losses for the year ended December 31, 2011 was $7.9 million. Our share of Rhapsody's losses for the nine-month period from April 1, 2010, to December 31, 2010, was $14.2 million.

Prior to April 1, 2010, our Music business was primarily operated through our Rhapsody joint venture. Music segment revenue and costs as reported in our financial statements primarily reflected sales of digital music content through Rhapsody's MP3 music store, the Rhapsody and international radio subscription services, and advertising on Rhapsody's music websites.

2010 compared with 2009

Revenue declined by $125.1 million in 2010 from 2009 due to the deconsolidation of Rhapsody on March 31, 2010. Rhapsody's revenue for the nine month period from April 1, 2010 to December 31, 2010 was lower than the revenue of our Music segment for the same period in 2009 due to lower average selling prices of Rhapsody's premium subscription service, partially offset by an increase in the number of subscribers.

Cost of revenue declined by $76.5 million in 2010 from 2009 due to the deconsolidation of Rhapsody on March 31, 2010. Rhapsody's gross margin for the nine-months period from April 1, 2010 to December 31, 2010 declined compared with the gross margin for our Music segment for the same period in 2009 due to lower average selling prices, without a corresponding decline in content costs and costs of providing its subscription services.

Operating expenses declined by $115.2 million due to the deconsolidation of Rhapsody. Rhapsody's operating expenses for the period from April 1, 2010 to December 31, 2010 were less than the operating expenses of our Music segment for the same period in 2009 due primarily to $37.0 million in impairment charges associated with long lived assets and goodwill recorded in 2009.

Corporate

Certain corporate-level activity is not allocated to our segments, including costs of: human resources, legal, finance, information technology, procurement activities, litigation, corporate headquarters, legal settlements and contingencies, stock compensation, losses on excess office facilities and employee severance costs. Corporate amounts for the years ended December 31, 2011, 2010 and 2009 are as follows (dollars in thousands):

	2011	2010	2009	2011-2010 Change	% Change	2010-2009 Change	% Change
Cost of revenue	$ 416	$ 2,932	$ 2,300	$ (2,516)	(86)%	$ 632	27%
Total operating expenses	54,865	85,081	108,654	(30,216)	(36)%	(23,573)	(22)%
Operating loss	$(55,281)	$(88,013)	$(110,954)	$ 32,732	37%	$ 22,941	21%

2011 compared with 2010

Cost of revenue declined by $2.5 million, or 86%. The majority of the decline was the result of a change of estimates in our accrued royalties, which resulted in a reversal of approximately $3.6 million in royalty expense primarily associated with our historical music business.

Operating expenses decreased by $30.2 million, or 36%. The decrease was due in part to lower restructuring charges and loss on excess office facilities of approximately $11.8 million as well as a reduction in personnel and related costs and professional services expense of approximately $11.5 million. The remaining decrease in operating expenses was due in part to a benefit from an insurance reimbursement of $6.4 million related to previously settled litigation, which was accounted for as a reduction to operating expenses.

2010 compared with 2009

Operating expenses decreased by $23.6 million, or 22%, due mainly to restructuring efforts and cost savings initiatives implemented throughout 2010. The decrease was due to lower personnel and related costs of $6.5 million and lower legal and other professional services expenses of $15.5 million, the majority of which related to litigation and settlement costs associated with a lawsuit relating to our proposed RealDVD product and an arbitration proceeding in 2009. In addition, stock compensation decreased $8.8 million primarily as a result of the deconsolidation of Rhapsody on March 31, 2010 and headcount reductions. These decreases in operating expenses were offset by an increase in restructuring costs of $15.7 million related to severance payments and loss on excess office facilities.

Operating Expenses

Research and Development

Research and development expenses consist primarily of salaries and related costs of research and development personnel, expense associated with stock-based compensation, and consulting fees associated with product development. To date, all research and development costs have been expensed as incurred because technological feasibility for software products is generally not established until substantially all development is complete. Research and development costs and year-over-year changes are as follows (dollars in thousands):

	2011	2010	2009	2011-2010 Change	% Change	2010-2009 Change	% Change
Research and Development	$70,212	$100,955	$119,448	$(30,743)	(31)%	$(18,493)	(15)%
As a percent of revenue	21%	25%	21%				

2011 compared with 2010

Research and development expenses, including non-cash stock-based compensation, decreased by $30.7 million, or 31%. The decline was primarily due to a decrease in personnel and related costs of approximately $18.5 million as well as a decrease in depreciation expense related to our Games technology platform of $3.1 million. In addition, the removal of Rhapsody's operating expenses from our consolidated financial results beginning April 1, 2010, contributed approximately $3.8 million to the decline. Further contributing to the decline was the reduction of $5.7 million of professional services costs due primarily to reduced development work in our SaaS business. The decrease in research and development expenses as a percentage of total revenue from 25% in 2010 to 21% in 2011 was due primarily to our ongoing cost-containment efforts.

2010 compared with 2009

Research and development expenses, including non-cash stock-based compensation, decreased by $18.5 million, or 15%. The decrease was primarily due to the deconsolidation of Rhapsody on March 31, 2010, accounting for $9.3 million of the decrease. In addition, personnel and related costs, including non-cash stock-based compensation, decreased by approximately $11.2 million as a result of lower headcount from our cost reduction efforts. No other single factor contributed materially to these changes during the period. The increase in research and development expenses as a percentage of total revenue from 21% in 2009 to 25% in 2010 was due primarily to our decision to continue to invest in product development despite a decline in total revenue.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries and related costs for sales and marketing personnel, sales commissions, amortization of certain intangible assets capitalized in our acquisitions, credit card fees, subscriber acquisition costs, consulting fees, trade show expenses, advertising costs and costs of marketing collateral. Sales and marketing costs and year-over-year changes are as follows (dollars in thousands):

	2011	2010	2009	2011-2010 Change	% Change	2010-2009 Change	% Change
Sales and Marketing	$111,300	$118,543	$165,856	$(7,243)	(6)%	$(47,313)	(29)%
As a percent of revenue	33%	30%	30%				

2011 compared with 2010

Sales and marketing expenses, including non-cash stock-based compensation, decreased by $7.2 million, or 6%. The decrease was due primarily to the removal of Rhapsody's operating expenses of $8.8 million from our consolidated financial results beginning April 1, 2010. Also contributing to the overall decrease of sales and marketing expenses was a decrease in personnel and related costs of approximately $5.7 million due to our restructuring activities and reduced third-party sales commissions of $1.6 million. These decreases in sales and marketing costs were partially offset by an increase in marketing expenses for RealPlayer of $8.1 million, as well as higher professional services expense of $2.4 million.

2010 compared with 2009

Sales and marketing expenses, including non-cash stock-based compensation, decreased by $47.3 million, or 29%. The decrease was primarily due to the deconsolidation of Rhapsody on March 31, 2010, accounting for $31.9 million of the decrease. A reduction in personnel and related costs, including non-cash stock-based compensation, resulted in a decline of approximately $7.3 million, and a decrease in marketing and other professional services expenses reduced costs by an additional $7.1 million. No other single factor contributed materially to the decrease during the periods.

Advertising with Related Party

During 2010, and 2009, Rhapsody spent $1.1 million, and $33.3 million, respectively, in advertising with MTVN. The 2010 expense reflects advertising Rhapsody spent with MTVN during the quarter ended March 31, 2010, prior to the restructuring of Rhapsody and the deconsolidation.

General and Administrative

General and administrative expenses consist primarily of salaries and related personnel costs, fees for professional and temporary services and contractor costs, stock-based compensation, and other general corporate costs. General and administrative costs and year-over-year changes are as follows (dollars in thousands):

	2011	2010	2009	2011-2010 Change	% Change	2010-2009 Change	% Change
General and Administrative	$37,181	$51,217	$79,164	$(14,036)	(27)%	$(27,947)	(35)%
As a percent of revenue	11%	13%	14%				

2011 compared with 2010

General and administrative expenses, including non-cash stock-based compensation, decreased by $14.0 million, or 27%. The decrease was due primarily to a reduction in personnel and related costs of $7.7 million and an insurance reimbursement of $6.4 million related to settlement costs associated with previously-settled litigation.

2010 compared with 2009

General and administrative expenses, including non-cash stock-based compensation, decreased by $27.9 million, or 35%. The deconsolidation of Rhapsody on March 31, 2010 accounted for $4.7 million of the decrease. The remaining decrease was due to reduction in legal and other professional services expenses of approximately $15.0 million, the majority of which related to litigation and settlement costs associated with the RealDVD litigation and an arbitration proceeding in 2009, and a reduction in personnel and headcount-related costs, including non-cash stock-based compensation, from our continued cost cutting efforts of $6.4 million. No other single factor contributed materially to the decrease during the period.

Impairment of Deferred Costs

We assess the recoverability of all deferred project costs on a quarterly basis. As of December 31, 2011, we determined that the total estimated costs associated with certain carrier customer projects exceeded the total estimated revenues expected to be recognized on those projects. As a result, we recorded a charge of approximately $20.0 million, which included $16.7 million in deferred project costs and an additional $3.3 million of equipment and software that related solely to those projects. See Note 7 of Notes to Consolidated Financial Statements included in Item 8 of this report for more information. No such charges existed in 2010 or 2009.

Impairment of Goodwill

During the quarter ended June 30, 2009, we concluded that the implied fair value of goodwill was zero for each of our reporting units. As a result, we recorded impairments of $175.6 million, during the quarter ended June 30, 2009. No other impairments of goodwill were recorded in 2009. No goodwill impairments were recognized in either 2011 or 2010.

Restructuring and Other Charges

During the years ended December 31, 2011, 2010, and 2009, we recorded restructuring and other charges associated with the realignment and reorganization of our business totaling $8.7 million, $12.4 million, and $4.0 million, respectively. The majority of these charges in all three years were severance charges resulting from workforce reductions and other employee separations costs.

Loss on Excess Office Facilities

As part of our efforts to reorganize our business and operational structure, including the restructuring of Rhapsody, we reduced the use of our current office space in our headquarters in Seattle, as well as other offices in Europe and Asia. For the year ended December 31, 2010, the estimated loss on excess office facilities including the write-down of leasehold improvements was approximately $7.4 million. Our estimates are based upon many factors including projections of sublease rates and the time period required to locate tenants. For the year ended December 31, 2011 we recorded an expense reduction of $0.6 million resulting from our change in estimate for sublease rental income. Although we believe our estimates are reasonable, additional adjustments may result if our actual experience differs from our projections.

Other Income (expense), Net

Other income (expense), net consists primarily of interest income on our cash, cash equivalents and short-term investments; gain related to the sale of certain of our equity investments; equity in net income (loss) of investments; gain from the sales of interest in and deconsolidation of Rhapsody; and impairment of certain equity investments. Other income (expense), net and year-over-year changes are as follows (dollars in thousands):

	2011	Change	2010	Change	2009
Interest income, net	$ 1,552	(36)%	$ 2,417	(39)%	$ 3,969
Gain (loss) on sale of equity investments	—	n/a	(9)	(101)%	688
Equity in net loss of Rhapsody and other equity method investments	(7,898)	(44)%	(14,164)	978%	(1,313)
Impairment of equity investments	—	n/a	—	(100)%	(5,020)
Gain on deconsolidation of Rhapsody	—	n/a	10,929	n/a	—
Other income (expenses)	(473)	(146)%	1,031	(229)%	(794)
Other income (expense), net	$(6,819)	(3,443)%	$ 204	108%	$(2,470)

Other income (expense), net decreased during 2011 due primarily to the $10.9 million one-time gain in 2010 on the deconsolidation of Rhapsody. This was partially offset by a decrease in equity loss for our investment in Rhapsody of $6.3 million. Since March 31, 2010, we have not held a controlling interest in Rhapsody and we no longer consolidate Rhapsody's results with our own. We account for our ownership interest in Rhapsody as an equity method investment. Rhapsody's financial position as of March 31, 2010 and its operating results beginning April 1, 2010 are no longer consolidated with our consolidated financial statements.

Other income (expense), net improved during 2010 due primarily to the gain on deconsolidation recognized as part of the separation with Rhapsody. This was partially offset by increases in our share of the net losses from our investment in Rhapsody and other equity method investments.

Income Taxes

During the years ended December 31, 2011, 2010, and 2009, we recognized income tax benefits of $17.3 million and $36.5 million, and income tax expense of $3.3 million, respectively, related to U.S. and foreign income taxes. The tax benefit in the year ended December 31, 2011 was largely the result of a release in our valuation allowance relating to significant known income in 2012 due to the pending sale of certain patent assets and other technology assets to Intel Corporation for $120.0 million in cash in January 2012. The income tax benefit in 2010 was largely the result of the reversal of unrecognized tax benefits and the restructuring of Rhapsody. The income tax expense in 2009 was primarily the result of impairments of long-lived assets and changes in our valuation allowance.

We assess the likelihood that our deferred tax assets will be recovered based upon our consideration of many factors, including the current economic climate, our expectations of future taxable income, our ability to project such income, and the appreciation of our investments and other assets. During the year ended December 31, 2011, we released $22.6 million of our valuation allowance related to our deferred tax assets. These deferred tax assets relate primarily to capital loss carryforwards, and net operating loss carryforwards which we determined, in accordance with FASB ASC 740, Accounting for Income Taxes, we will more likely than not be able to utilize due to the generation of sufficient taxable income in the future from the transaction with Intel described above. Of the total valuation allowance release, $22.6 million was recorded as an income tax benefit in the Consolidated Financial Statements. We maintain a partial valuation allowance of $105.2 million for our deferred tax assets due to uncertainty regarding their realization as of December 31, 2011. Adjustments could be required in the future if we estimate that the amount of deferred tax assets to be realized is more or less than the net amount we have recorded. Any increase or decrease in the valuation allowance could have the effect of increasing or decreasing the income tax provision in the statement of operations.

We generate income in a number of foreign jurisdictions, some of which have higher tax rates and some of which have lower tax rates relative to the U.S. federal statutory rate. Changes to the blend of income between jurisdictions with higher or lower effective tax rates than the U.S. federal statutory rate could affect our effective tax rate. For the year ended December 31, 2011, decreases in tax expense from income generated in foreign jurisdictions with lower tax rates in comparison to the U.S. federal statutory rate was offset by increases in tax expense from income generated in foreign jurisdictions having comparable, or higher tax rates in comparison to the U.S. federal statutory rate. As such, the effect of differences in foreign tax rates on the Company's tax expense for the year ended December 31, 2011 is minimal.

In the fourth quarter of 2011, we received a cash payment of approximately $8.6 million and in the third quarter of 2010 we received a cash payment of approximately $29.5 million, as the result of a refund of U.S. federal taxes previously paid. Of the 2011 amount, $2.5 million is related to the 2008 amended tax return that was filed as a result of the 2005 to 2007 Internal Revenue Service (IRS) examination related primarily to allowed deductions and taxes on foreign sales associated with our 2005 antitrust settlement with Microsoft Corporation. The remaining $6.1 million in refunds related to net operating loss carrybacks and prior year tax overpayments. We recorded the related income tax benefit and tax receivable for both the 2011 and 2010 refunds in our consolidated financial statements for the year ended December 31, 2010.

As of December 31, 2011 and December 31, 2010, gross unrecognized tax benefits were $16.7 million and $14.0 million, respectively. Of the increase, $3.0 million is due to transfer pricing risk in foreign jurisdictions and $0.5 million is related to other prior year positions, partially offset by a decrease of $0.8 million related to the closure of a foreign subsidiary which had reserves related to transfer pricing and the expiration of the statute of limitations on state tax returns. The total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is $13.5 million as of December 31, 2011, and $11.0 million as of December 31, 2010. We currently anticipate the closure of foreign income tax examinations in the next twelve months that may decrease our total unrecognized tax benefits by an amount up to $12.0 million as a result of the successful defense of our positions, the settlement and payment of a liability, or a combination thereof. Additionally, we anticipate that our total unrecognized tax benefits may increase by an amount up to $2.7 million as a result of a potential transfer pricing change. We estimate the impact of uncertain tax positions in accordance with FASB ASC 740. This guidance prescribes a recognition threshold and measurement process for recording in the consolidated financial statements uncertain tax positions taken or expected to be taken in our tax return.

We file numerous consolidated and separate income tax returns in the United States including federal, state and local, as well as foreign jurisdictions. With few exceptions, we are no longer subject to United States federal income tax examinations for tax years before 2008 or state, local, or foreign income tax examinations for years before 1993. We are currently under audit by various states and foreign jurisdictions for certain tax years subsequent to 1993.

License Fees and Service Revenue

We also present our revenue based on License fees and Service revenue as set forth below (dollars in thousands):

	2011	2010	2009	2011-2010 Change	% Change	2010-2009 Change	% Change
License	$ 69,644	$ 74,908	$100,996	$ (5,264)	(7)%	$ (26,088)	(26)%
Service	266,042	326,825	461,268	(60,783)	(19)%	(134,443)	(29)%
Total Net Revenue	$335,686	$401,733	$562,264	$(66,047)	(16)%	$(160,531)	(29)%

License Fees. License fees primarily include revenue from sales of content such as game licenses, sales of our licenses of our system software products such as Helix for handsets, and sales of premium versions of our RealPlayer and related products. Prior to March 31, 2010, license fees also included the sales from digital music tracks from our Music segment. License fees include revenue from all of our reporting segments.

Service Revenue. Service revenue primarily includes revenue from sales of digital media subscription services such as SuperPass, GamePass and FunPass, sales of SaaS services, distribution of third party software, and advertising. Prior to March 31, 2010, service fees also included sales of the Rhapsody music subscription service from our Music segment. Service revenue includes revenue from all of our reporting segments.

2011 compared with 2010

License revenue declined by $5.3 million, or 7%, due to the deconsolidation of our Music segment that contributed $3.9 million to the overall decrease and a decline in sales of games of $6.2 million. These declines were partially offset by higher unit sales of RealPlayer Plus of $3.9 million, in addition to increased revenue associated with our technology licensing products of $1.1 million, compared with the year-earlier period.

Service revenue declined by $60.8 million, or 19%. The deconsolidation of our Music segment contributed $31.8 million to the overall decrease. The decline was also due to reduced service revenue from our SaaS offerings of approximately $14.2 million due primarily to lower subscribers and pricing, lower sales of our subscription products of $10.0 million and lower revenue from services associated with our technology licensing products of $3.4 million.

2010 compared with 2009

License revenue declined by $26.1 million, or 26%. The deconsolidation of Rhapsody on March 31, 2010, accounted for $16.4 million of the decline. In addition, Games license sales declined by $9.1 million due to lower unit sales and a decline in average selling prices in response to continued competitive pressures.

Service revenue declined by $134.4 million, or 29%. The deconsolidation of Rhapsody on March 31, 2010, accounted for $107.5 million of the decline. SaaS revenue decreased by $14.6 million due to the merger of certain carrier customers resulting in lower overall contract prices with these customers and the loss of subscribers under management. Revenue from system integration, a business we have been de-emphasizing since 2008, declined by $3.5 million. Also contributing to the overall decline was lower unit distribution of third-party software products of approximately $3.6 million.

Cost of License Fees and Service Revenue

We also present our cost of revenue based on License fees and Service revenue as set forth below (dollars in thousands):

	2011	2010	2009	2011-2010 Change	% Change	2010-2009 Change	% Change
License	$ 17,794	$ 21,451	$ 35,850	$ (3,657)	(17)%	$(14,399)	(40)%
Service	108,843	123,272	186,292	(14,429)	(12)%	(63,020)	(34)%
Total Cost of Revenue	$126,637	$144,723	$222,142	$(18,086)	(13)%	$(77,419)	(35)%

Cost of License Fees. Cost of license fees includes royalties paid on sales of games, amounts paid for licensed technology, amortization of acquired technology, and music royalties for periods prior to March 31, 2010.

Cost of Service Revenue. Cost of service revenue includes the cost of content and delivery of the content included in our digital media subscription and mobile service offerings, cost of in-house and contract personnel providing support, amortization of acquired technology, fees for consulting services, and expenses incurred in providing our SaaS hosting services and cost of content for our Rhapsody service for periods prior to March 31, 2010. Content costs are expensed over the period that the content is available to our subscription services customers.

2011 compared with 2010

Cost of license fees decreased by $3.7 million, or 17%. The decrease was primarily due to the 2010 deconsolidation of our Music segment, which contributed $2.7 million to the decline. Also contributing to this decrease was reduced costs of license sales within our Games division of $1.2 million.

Cost of service revenue decreased by $14.4 million, or 12%. The deconsolidation of our Music segment contributed $19.2 million to the overall decrease. Further contributing to the decrease was a change in estimates of our accrued royalties and the extinguishment of certain accrued royalties in 2011 of $5.5 million primarily associated with our historical music business. These decreases were partially offset by increased costs within our Emerging Products segment to provide our new products and increased costs related to certain advertising agreements of approximately $3.6 million and $2.1 million, respectively.

2010 compared with 2009

Cost of license fees decreased by $14.4 million, or 40%. The decrease was primarily due to the deconsolidation of Rhapsody on March 31, 2010, resulting in a decrease of $11.8 million. In addition, games costs of license fees decreased by $3.5 million, due to lower unit sales and lower average selling prices for our games, resulting in lower royalty rates.

Cost of service revenue decreased by $63.0 million, or 34%. The decline was primarily due to the deconsolidation of Rhapsody on March 31, 2010, which decreased cost of service revenue by $64.7 million.

Geographic Revenue

Revenue by geographic region is as follows (dollars in thousands):

	2011	2010	2009	2011-2010 Change	% Change	2010-2009 Change	% Change
United States	$162,720	$227,823	$374,283	$(65,103)	(29)%	$(146,460)	(39)%
Europe	74,602	79,820	96,146	(5,218)	(7)%	(16,326)	(17)%
Rest of World	98,364	94,090	91,835	4,274	5%	2,255	2%
Total Revenue	$335,686	$401,733	$562,264	$(66,047)	(16)%	$(160,531)	(29)%

2011 compared with 2010

Revenue in the U.S. declined by $65.1 million, or 29%, primarily due to the deconsolidation of Rhapsody on March 31, 2010, which accounted for $33.6 million of the decrease. The decline was also due to reductions in revenue generated from our SaaS offerings of $17.6 million due to lower intercarrier messaging contract prices, lower sales of games subscriptions and licenses of approximately $8.0 million and a decrease in revenue from our SuperPass subscription service of $3.9 million.

Revenue in Europe decreased by $5.2 million, or 7%. The decrease was primarily due to a decline in technology licensing revenue of $2.4 million, as well as declines in sales of individual games as well as games subscriptions, totaling $1.3 million. Foreign currency fluctuations of the U.S. dollar against the euro positively affected 2011 revenue in Europe by approximately $3.5 million.

Revenue in the rest of world increased by $4.3 million, or 5%. This increase was primarily due to increased sales in our SaaS offerings of $2.4 million, increased technology licensing sales of $1.4 million, and increased unit sales of RealPlayer of $1.5 million. Foreign currency fluctuations of the U.S. dollar against the Korean won positively affected 2011 revenue in the rest of the world by approximately $3.1 million.

2010 compared with 2009

Revenue in the U.S. declined by $146.5 million, or 39%, primarily due to the deconsolidation of Rhapsody on March 31, 2010, which accounted for $116.7 million of the decrease. Core Products revenue in the U.S. declined by $19.8 million primarily due to the merger of certain carrier customers resulting in lower overall contract prices with these customers and a loss in total subscribers under management. Core Products revenue also declined in the U.S. due to fewer subscriptions to our SuperPass service resulting in a further decrease in revenue of $4.8 million. Revenue in the U.S. also decreased by $6.0 million due to a decline in sales of individual games. In addition, lower advertising revenue and lower revenue from the distribution of third-party software products contributed another $3.4 million to the overall decrease in revenue in the U.S.

Revenue in Europe decreased by $16.3 million, or 17%. The decrease was due to a decline in technology licensing revenue of $8.3 million, lower unit distribution of third-party software products of $1.6 million, a decline in sales of individual games of $3.4 million and a decline in our international radio subscription revenue of $1.4 million. Foreign currency fluctuations of the U.S. dollar against the euro negatively affected 2010 revenue in Europe by approximately $3.9 million.

Revenue in the rest of world increased by $2.3 million, or 2%. This increase was primarily due to increased revenue from our MOD service in Korea of approximately $5.2 million. This increase was offset by a decrease in systems integration revenue, a business which we have de-emphasized since 2008, of $3.5 million. Foreign currency fluctuations of the U.S. dollar against the Korean won positively affected 2010 revenue in the rest of the world by approximately $4.6 million.

Liquidity and Capital Resources

The following summarizes working capital, cash, cash equivalents, short-term investments, and restricted cash (in thousands):

	December 31,	
	2011	2010
Working capital	$160,787	$286,315
Cash, cash equivalents, and short-term investments	185,072	334,321
Restricted cash	10,168	10,000

The decreases in both working capital and cash, cash equivalents, and short-term investments from December 31, 2010, were primarily due to the special cash dividend of $136.8 million paid in the third quarter of 2011.

The following summarizes cash flow activity (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Cash used in operating activities	$ (708)	$(31,122)	$(9,304)
Cash (used in) provided by investing activities	6,624	(17,525)	9,821
Cash (used in) provided by financing activities	(133,542)	3,939	39,492

Cash used in operating activities consisted of net income (loss) adjusted for certain non-cash items including depreciation, amortization, stock-based compensation, deferred income taxes, gain on sales of interest in, and deconsolidation of, Rhapsody, asset impairments, accrued restructuring and other charges and the effect of changes in certain operating assets and liabilities, net of acquisitions.

Cash used in operating activities in the year ended December 31, 2011 was $0.7 million and consisted of (1) a net loss of $27.1 million, (2) adjustments to reconcile the net loss to cash used by operating activities of $11.9 million and (3) cash used in activities related to changes in certain operating assets and liabilities, net of acquisitions of $14.5 million. Adjustments to reconcile the net loss to cash used in operating activities primarily consisted of $16.9 million of depreciation and amortization expense, $7.9 million of equity in the net loss of Rhapsody and other equity method investments, and $11.7 million of stock-based compensation.

Changes in certain operating assets and liabilities, net of acquisitions, for the year ended December 31, 2011 primarily consisted of uses of cash from a decrease in accounts payable, and accrued and other liabilities of $14.6 million and $20.9 million, respectively. This decrease in accounts payable was primarily related to the timing of certain payments. These uses of cash were partially offset by decreases in accounts receivable and prepaid and other assets of $6.8 million and $43.2 million, respectively. The decrease in accounts receivable was due primarily to the timing of cash receipts. The decrease in prepaid and other assets was due primarily to the impairment of deferred costs in the fourth quarter.

Cash used in operating activities in the year ended December 31, 2010 was $31.1 million and consisted of net income of $2.1 million, adjustments for cash provided by non-cash items of $45.5 million and cash used in activities related to changes in certain operating assets and liabilities, net of acquisitions and deconsolidation of Rhapsody, of $78.8 million. Adjustments for cash provided by non-cash items primarily consisted of $23.4 million of depreciation and amortization expense, $14.2 million related to the equity in net losses recorded from our equity method investments, $5.7 million of non-cash expenses related to our loss on excess office facilities and $12.2 million of stock-based compensation.

Changes in certain operating assets and liabilities, net of acquisitions, in the year ended December 31, 2010, primarily consisted of uses of cash from the decrease in accrued and other liabilities of $67.0 million. These decreases were related to reductions in accrued royalties and other fulfillment costs, payment of the legal settlement and related legal expenses attributable to the RealDVD litigation, as well as a reduction in amounts payable to MTVN for related party advertising incurred during the quarter ended March 31, 2010 as compared to the quarter ended December 31, 2009.

Cash used in operating activities in the year ended December 31, 2009 was $9.3 million and consisted of a net loss of $243.0 million, adjustments for cash provided by non-cash items of $235.0 million and cash used by activities related to changes in certain operating assets and liabilities, net of acquisitions, of $1.3 million. Adjustments for cash provided by non-cash items primarily consisted of $175.6 million of impairments of goodwill, $31.5 million of depreciation and amortization expense and $21.5 million of stock-based compensation.

Changes in certain operating assets and liabilities, net of acquisitions, in the year ended December 31, 2009, primarily consisted of uses of cash from the decrease in accrued and other liabilities of $8.9 million primarily related to reductions in deferred revenue as well as a reduction in amounts payable to MTVN for related party advertising. A decrease in accounts payable of $4.9 million related to the timing of payments to vendors also contributed to the use of cash in 2009. These uses of cash were partially offset by a decrease in accounts receivable of $10.7 million related to the timing of customer collections.

In the year ended December 31, 2011, cash provided by investing activities of $6.6 million was due primarily from the sales and maturities, net of purchases, of short-term investments of $19.6 million, offset by purchases of equipment, software and leasehold improvements of $9.9 million and the payment of acquisition costs of $2.9 million. In the year ended December 31, 2010, investing activities used cash primarily for payments made in connection with the restructuring of Rhapsody of $18.0 million, purchases of equipment, software, and leasehold improvements of $12.9 million, as well as a $5.8 million payment of acquisition costs for Backstage, net of cash acquired. These uses of cash were partially offset by the repayment of temporary funding upon the deconsolidation of Rhapsody of approximately $5.9 million. Purchases, net of sales and maturities, of short-term investments provided cash of $9.6 million during 2010. In the year ended December 31, 2009, investing activities provided cash primarily from the sales and maturities, net of purchases, of short-term investments of approximately $29.9 million. Uses of cash during 2009 included the purchases of equipment, software and leasehold improvements of $16.8 million and the payment of acquisition costs of $3.3 million primarily related to the payment of anniversary and performance costs relating to the acquisition of Zylom, which were previously accrued.

Financing activities in the year ended December 31, 2011 used cash mainly from the payment of the special dividend to the holders of our common stock of $136.8 million in the third quarter. The payment of the special dividend was based on an analysis of RealNetworks capital structure and the belief that we had excess cash relative to our future operational or strategic needs. Financing activities in the year ended December 31, 2010 provided cash from the proceeds of sales of common stock under employee stock purchase plans and the exercise of stock options of $2.7 million. Financing activities provided cash from the proceeds of sales of interests in Rhapsody of $38.0 million as well as sales of common stock under our employee stock purchase plan and exercise of stock options of $1.5 million in the year ended December 31, 2009.

The declaration and payment of future dividends, as well as the amount thereof, are subject to the discretion of our board of directors and will depend upon our results of operations, financial condition, capital levels, cash requirements, future prospects and other factors deemed relevant by our board of directors. Accordingly, there can be no assurance that we will declare and pay any dividends in the future.

We currently have no planned significant capital expenditures for 2012 other than those in the ordinary course of business. In the future, we may seek to raise additional funds through public or private equity financing, or through other sources such as credit facilities. The sale of additional equity securities could result in dilution to our shareholders. In addition, in the future, we may enter into cash or stock acquisition transactions or other strategic transactions that could reduce cash available to fund our operations or result in dilution to shareholders.

Our principal future cash commitments include office leases and contractual payments due to content and other service providers. We believe that our current cash, cash equivalents, and short-term investments will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

On January 26, 2012, we entered into a definitive agreement with Intel Corporation pursuant to which we will sell certain patent assets and related rights held by us and our next generation video codec technology for $120.0 million and the assumption of certain liabilities, subject to potential adjustments. We intend to hold the cash proceeds we will receive in the U.S. In connection with the transaction, we also entered into a license agreement with Intel in which we will obtain a non-exclusive, royalty-free, fully paid up, irrevocable and worldwide license to use the patents assets we will sell to Intel in connection with our businesses. The consummation of these transactions is subject to closing conditions and is expected to close in the first quarter of 2012.

We do not hold derivative financial instruments or equity securities in our short-term investment portfolio. Our cash equivalents and short-term investments consist of high quality securities, as specified in our investment policy guidelines. The policy limits the amount of credit exposure to any one non-U.S. government or non-U.S. agency issue or issuer to a maximum of 5% of the total portfolio. These securities are subject to interest rate risk and will decrease in value if interest rates increase. Because we have historically had the ability to hold our fixed income investments until maturity, we do not expect our operating results or cash flows to be significantly affected by a sudden change in market interest rates on the securities in this portfolio.

We conduct our operations primarily in five functional currencies: the U.S. dollar, the Korean won, the Japanese yen, the British pound and the euro. Historically, neither fluctuations in foreign exchange rates nor changes in foreign economic conditions have had a significant impact on our financial condition or results of operations. However, we currently do not hedge the majority of our foreign currency exposures and are therefore subject to risk from exchange rate fluctuations. We invoice our international customers primarily in U.S. dollars, except in Korea, Japan, Germany, France, the United Kingdom and Australia, where we invoice our customers primarily in the respective local currencies. We are exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. Our exposure to foreign exchange rate fluctuations also arises from intercompany payables and receivables to and from our foreign subsidiaries.

As of December 31, 2011, approximately $48.8 million of the $185.1 million of cash, cash equivalents, and short-term investments was held by our foreign subsidiaries. We have reviewed each of our foreign subsidiaries and as of December 31, 2011 have repatriated approximately $11.4 million of the cash held by our foreign subsidiaries. The Company believes repatriation of these earnings will result in additional taxes of approximately $1.0 million and has provided for that amount in the Company's consolidated financial statements for the year ended December 31, 2011. We currently have significant net operating losses and other tax attributes that will be used to offset the $1.0 million of additional taxes, and as a result, the repatriation did not have a material impact on our tax expense for the year ended December 31, 2011 as we are utilizing net operating losses, which had a full valuation allowance.

As of December 31, 2011, we have not provided for U.S. federal and state income taxes on approximately $12.8 million of undistributed earnings of our foreign subsidiaries, since such earnings are considered indefinitely reinvested outside the U.S. If these amounts were distributed to the U.S, in the future in the form of dividends or otherwise, we could be subject to additional U.S. income taxes. It is not practicable to determine the U.S. federal income tax liability or benefit on such earnings due to the timing of such future distributions, the availability of foreign tax credits, and the complexity of the computation if such earnings were not deemed to be permanently reinvested. If future events, including material changes in estimates of cash, working capital, and long-term investment requirements necessitate that these earnings be repatriated, an additional provision for U.S. income and foreign withholding taxes, net of foreign tax credits, may be necessary.

At December 31, 2011, we had commitments to make the following payments:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
			(In thousands)		
Office leases	$33,721	$10,358	$18,768	$3,628	$967
Other contractual obligations	176	88	88	—	—
Total contractual cash obligations	$33,897	$10,446	$18,856	$3,628	$967

Other contractual obligations primarily relate to minimum contractual payments due to content and other service providers.

In addition to the amounts shown in the table above, $17.5 million of unrecognized tax benefits have been recorded as liabilities in accordance with FASB ASC 740 (previously FIN No. 48, *Accounting for Uncertainty in Income Taxes*), and we are uncertain as to if or when such amounts may be settled. We cannot make a reasonably reliable estimate of the amount and period of related future payments for such liability.

Off Balance Sheet Arrangements

Our only significant off-balance sheet arrangements relate to operating lease obligations for office facility leases and other contractual obligations related primarily to minimum contractual payments due to content and other service providers. Future annual minimum rental lease payments and other contractual obligations are included in the commitment schedule above.

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Our critical accounting policies and estimates are as follows:

- Revenue recognition;
- Estimating music publishing rights and music royalties;
- Estimating recoverability of deferred costs;
- Estimating allowances for doubtful accounts and sales returns;
- Estimating losses on excess office facilities;
- Valuation of equity method investments;
- Valuation of available for sale securities;
- Valuation of long-lived assets;
- Valuation of goodwill;
- Stock-based compensation;
- Accounting for gains on sale of subsidiary stock; and
- Accounting for income taxes.

Revenue Recognition. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is probable. Physical products are considered delivered to the customer once they have been shipped and title and risk of loss have been transferred. For online sales, the products or services are considered delivered at the time the product or services are made available, digitally, to the end user.

We recognize revenue on a gross or net basis. In most arrangements, we contract directly with end user customers, are the primary obligor and carry all collectability risk. In such arrangements, we recognize revenue on a gross basis. In some cases, we utilize third-party distributors to sell products or services directly to end user customers and carry no collectability risk. In such instances, we recognize revenue on a net basis.

In our direct to consumer business segments, we derive revenue through (1) subscriptions of SuperPass within our Core Products segment and subscriptions sold by our Games segment, (2) sales of content downloads, software and licenses offered by our Core Products, Emerging Products and Games segments and (3) the sale of advertising and the distribution of third-party products on our websites and in our games. Prior to April 1, 2010, our direct to consumer business also included the products and services offered by our Music segment, which was primarily sold by the Rhapsody joint venture and included in our Music segment. Beginning on April 1, 2010, revenue from the Rhapsody joint venture is no longer consolidated within our financial statements. We now report our share of Rhapsody's net income or losses as "Equity in net loss of Rhapsody and other equity method investments."

Consumer subscription products are paid in advance, typically for monthly, quarterly or annual duration. Subscription revenue is recognized ratably over the related subscription time period. Revenue from sales of content downloads, software and licenses is recognized at the time the product is made available, digitally, to the end user. Revenue generated from advertising on our websites and from advertising and the distribution of third-party products included in our products is recognized as revenue at the time of delivery.

We also generate revenue through business-to-business channels by providing services within our Core Products segment enabling mobile carriers to deliver audio and video content to their customers and by selling software licenses and products and related support and other services. Revenue generated from services provided to mobile carriers that enable the delivery of audio and video content to their customers is recognized as the services are provided. Setup fees to build these services are recognized ratably upon launch of the service over the remaining expected term of the service.

Non-software revenue arrangements with multiple deliverables are divided into separate units and revenue is allocated using estimated selling prices if the Company does not have vendor-specific objective evidence or third-party evidence of the selling prices of the deliverables. A portion of the revenue related to the sale of software licenses and products and related support and other services is recorded as unearned due to undelivered elements including, in some cases, post-delivery support and the right to receive unspecified upgrades or enhancements on a when-and-if-available basis. Unearned revenue due to undelivered elements is recognized ratably on a straight-line basis over the related products' contract term.

Estimating Music Publishing Rights and Music Royalty Accruals. We must make estimates of amounts owed related to our music publishing rights and music royalties for our domestic and international music services primarily incurred by Rhapsody which was separated from our operating results beginning April 1, 2010. Unsettled obligations incurred prior to April 1, 2010 remain our liability. Material differences may impact the amount and timing of our expense for any period if management made different judgments or utilized different estimates. Under copyright law, we may be required to pay licensing fees for digital sound recordings and compositions we deliver. Copyright law generally does not specify the rate and terms of the licenses, which are determined by voluntary negotiations among the parties or, for certain compulsory licenses where voluntary negotiations are unsuccessful, by arbitration. There are certain geographies and agencies for which we have not yet completed negotiations with regard to the royalty rate to be applied to the current or historic sales of our digital music offerings. Our estimates are based on contracted or statutory rates, when established, or management's best estimates based on facts and circumstances regarding the specific music services and agreements in similar geographies or with similar agencies. While we base our estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, actual results may differ materially from these estimates under different assumptions or conditions.

Estimating Recoverability of Deferred Costs. We defer costs on projects for service revenue and system sales. Deferred costs consist primarily of direct and incremental costs to customize and install systems, as defined in individual customer contracts, including costs to acquire hardware and software from third parties and payroll costs for our employees and other third parties.

We recognize such costs as a component of cost of revenue, the timing of which is dependent upon the revenue recognition policy by contract. For revenue recognized under the completed contract method, costs are deferred until the products are delivered, or upon completion of services or, where applicable, customer acceptance. For revenue recognized under the percentage of completion method, costs are recognized as products are delivered or services are provided in accordance with the percentage of completion calculation. For revenue recognized ratably over the term of the contract, costs are recognized ratably over the term of the contract, commencing on the date of revenue recognition. At each balance sheet date, we review deferred costs to ensure they are ultimately recoverable. Any anticipated losses on uncompleted contracts are recognized when evidence indicates the estimated total cost of a contract exceeds its estimated total revenue.

Assessing the recoverability of deferred project costs is based on significant assumptions and estimates, including future revenue and cost of sales. Significant or sustained decreases in revenue or increases in cost of sales in future periods could result in additional impairments of deferred project costs. We cannot accurately predict the amount and timing of such impairments. Should the value of deferred project costs become impaired, we would record the appropriate charge, which could have a material adverse effect on our financial condition or results of operations.

Estimating Allowances for Doubtful Accounts and Sales Returns. We make estimates of the uncollectible portion of our accounts receivable. We specifically analyze the age of accounts receivable and historical bad debts, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Similarly, we make estimates of potential future product returns related to current period revenue. We analyze historical returns, current economic trends, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns allowance. Significant judgments and estimates are made and used in connection with establishing allowances for doubtful accounts and sales returns in any accounting period. Material differences may result in the amount and timing of our revenue for any period if we were to make different judgments or utilize different estimates or actual future experience was different from the judgments and estimates.

Estimating Losses on Excess Office Facilities. We made significant estimates in determining the appropriate amount of accrued loss on excess office facilities. If we made different estimates, our loss on excess office facilities could be significantly different from that recorded, which could have a material impact on our operating results.

Valuation of Equity Method Investments. We use the equity method in circumstances where we have the ability to exert significant influence, but not control, over an investee or joint venture. We initially record our investment based on a fair value analysis of the investment. Prior to 2010, most of our equity method investments were purchased with cash which was determined to be fair value. For the investment in Rhapsody as of March 31, 2010, we used multiple valuation models that were based on assumptions of future results, including operating and cash flow projections, to calculate the fair value since we contributed both cash and non-cash items in exchange for our interest. These models were based upon estimates and assumptions relating to future revenue, cash flows, operating expenses, costs of capital and capital purchases. These estimates and assumptions are complex and subject to a significant degree of judgment with respect to certain factors including, but not limited to, the cash flows of long-term operating plans, market and interest rate risk, and risk-commensurate discount rates and cost of capital.

We record our percentage interest in the investee or joint venture's income or loss under this method, which will increase or decrease the value of the investment. We record investee losses up to the aggregate amount of the investment.

We evaluate impairment of an investment valued under the equity method only if events and circumstances warrant. An impairment charge would be recorded whenever a decline in value of an equity investment below its carrying amount is determined to be other than temporary. In determining if a decline is other than temporary, we consider factors such as the length of time and extent to which the fair value of the investment has been less than the carrying amount of the investee or joint venture, the near-term and longer-term operating and financial prospects of the investee or joint venture and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery.

Valuation of Available for Sale Securities. Our investments in publicly traded companies are accounted for as available-for-sale and are carried at current market value. We periodically evaluate whether any declines in fair value of our available for sale securities are other-than-temporary based on a review of qualitative and quantitative factors. For investments with publicly quoted market prices, these factors include the time period and extent by which its accounting basis exceeds its quoted market price. We consider additional factors to determine whether declines in fair value are other-than-temporary, such as the investee's financial condition, results of operations, and operating trends. The evaluation also considers publicly available information regarding the investee companies.

Valuation of Long-Lived Assets. Long-lived assets consist primarily of property, plant and equipment, as well as amortizable intangible assets acquired in business combinations. Long-lived assets are amortized on a straight line basis over their estimated useful lives. We review long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows the assets are expected to generate. If long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair market value. The impairment analysis of long-lived assets is based upon estimates and assumptions relating to our future revenue, cash flows, operating expenses, costs of capital and capital purchases. These estimates and assumptions are complex and subject to a significant degree of judgment with respect to certain factors including, but not limited to, the cash flows of our long-term operating plans, market and interest rate risk, and risk-commensurate discount rates and cost of capital. Significant or sustained declines in future revenue or cash flows, or adverse changes in our business climate, among other factors, and their resulting impact on the estimates and assumptions relating to the value of our long-lived assets could result in the need to perform an impairment analysis in future interim periods which could result in a significant impairment. While we believe our estimates and assumptions are reasonable, due to their complexity and subjectivity, these estimates and assumptions could vary period to period.

Valuation of Goodwill. We assess the impairment of goodwill on an annual basis, in our fourth quarter, or whenever events or changes in circumstances indicate that the fair value of the reporting unit to which goodwill relates is less than the carrying value. We consider a synthesis of the following important factors that could trigger an impairment review include the following:

- poor economic performance relative to historical or projected future operating results;
- significant negative industry, economic or company specific trends;
- market and interest rate risk;
- changes in the manner of our use of the assets or the plans for our business; and
- loss of key personnel.

In addition, we perform a reconciliation of our market capitalization plus a reasonable control premium to the aggregated implied fair value of all of our reporting units.

If we were to determine that the fair value of a reporting unit was less than its carrying value, including goodwill, based upon the annual test or the existence of one or more of the above indicators of impairment, we would measure impairment based on a comparison of the implied fair value of reporting unit goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the goodwill of the reporting unit. To the extent the carrying amount of reporting unit goodwill is greater than the implied fair value of reporting unit goodwill, we would record an impairment charge for the difference. Judgment is required in determining our reporting units and assessing fair value of the reporting units.

The impairment analysis of goodwill is based upon estimates and assumptions relating to our future revenue, cash flows, operating expenses, costs of capital and capital purchases. These estimates and assumptions are complex and subject to a significant degree of judgment with respect to certain factors including, but not limited to, the cash flows of our long-term operating plans, market and interest rate risk, and risk-commensurate discount rates and cost of capital.

Stock-Based Compensation. Stock-based compensation cost is estimated at the grant date based on the award's fair-value as calculated by the Black-Scholes option-pricing model or other appropriate valuation models and is recognized as expense over the requisite service period, which is the vesting period. The valuation models require various highly judgmental assumptions including volatility in our common stock price and expected option life. If any of the assumptions used in the valuation models change significantly, stock-based compensation expense may differ materially in the future from the amounts recorded in our consolidated statement of operations. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

Accounting for Gains on Sale of Subsidiary Stock. Effective January 1, 2009, we adopted Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment to ARB No. 51* (SFAS 160) which was primarily codified into FASB ASC 810 — *Consolidation* (ASC 810). Current guidance requires the difference between the carrying amount of the parent's investment in a subsidiary and the underlying net book value of the subsidiary after the issuance of stock by the subsidiary to be recorded as equity transactions. We elected to recognize any such gain in our consolidated statement of operations prior to January 1, 2009 as was allowable under generally accepted accounting principles in place at that time if certain recognition criteria were met. Due to the completion of the restructuring of Rhapsody on March 31, 2010, which resulted in our holding approximately 47% of the outstanding shares of capital stock of Rhapsody, this accounting policy will no longer apply with respect to our investment as we no longer consolidate Rhapsody and no longer report a noncontrolling interest.

Accounting for Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities and operating loss and tax credit carryforwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carryforwards are expected to be recovered or settled. We must make assumptions, judgments and estimates to determine current provision for income taxes, deferred tax assets and liabilities and any valuation allowance to be recorded against deferred tax assets. Our judgments, assumptions, and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

Each reporting period we must periodically assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not more likely than not, a valuation allowance must be established. The establishment of a valuation allowance and increases to such an allowance result in either increases to income tax expense or reduction of income tax benefit in the statement of operations and comprehensive income. Factors we consider in making such an assessment include, but are not limited to, past performance and our expectation of future taxable income, macroeconomic conditions and issues facing our industry, existing contracts, our ability to project future results and any appreciation of our investments and other assets.

Historically, we have not provided for U.S. deferred income taxes or withholding taxes on certain foreign subsidiaries' undistributed earnings. These earnings had been intended to be permanently reinvested in operations outside of the U.S. As a result of the decision to pay the special cash dividend and to effect the reverse stock split in August 2011, we repatriated some of our foreign subsidiaries' undistributed earnings in the fourth quarter of 2011. This repatriation was a one-time change in our assertion on foreign subsidiaries' undistributed earnings, as we otherwise intend to reinvest future earnings outside of the U.S. indefinitely.

As of December 31, 2011, approximately $48.8 million of the $185.1 million of cash, cash equivalents, and short-term investments was held by our foreign subsidiaries. The Company has reviewed each of its foreign subsidiaries and as of December 31, 2011 has repatriated approximately $11.4 million of the cash held by our foreign subsidiaries. The Company believes repatriation of these earnings will result in additional taxes of approximately $1.0 million and have provided for that amount in the Company's consolidated financial statements for the year ended December 31, 2011. We currently have significant net operating losses and other tax attributes that will be used to offset the $1.0 million of additional taxes, and as a result, the repatriation did not have a material impact on our tax expense for the year ended December 31, 2011, as we are utilizing net operating losses, which had a full valuation allowance.

As of December 31, 2011, we have not provided for U.S. federal and state income taxes on approximately $12.8 million of undistributed earnings of our foreign subsidiaries, since such earnings are considered indefinitely reinvested outside the U.S. If these amounts were distributed to the U.S., in the form of dividends or otherwise, the Company could be subject to additional U.S. income taxes. It is not practicable to determine the U.S. federal income tax liability or benefit on such earnings due to the timing of such future distributions, the availability of foreign tax credits, and the complexity of the computation if such earnings were not deemed to be permanently reinvested. If future events, including material changes in estimates of cash, working capital, and long-term investment requirements necessitate that these earnings be distributed, an additional provision for U.S. income and foreign withholding taxes, net of foreign tax credits, may be necessary.

Recently Issued Accounting Standards

With the exception of those discussed below, there have been no recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2011, as compared to the recent accounting pronouncements described in our Annual Report on Form 10-K for the year ended December 31, 2010, that are of significance, or potential significance to us.

In September 2009, the FASB ratified Accounting Standards Update (ASU) 2009-13 (ASU 2009-13) (previously Emerging Issues Task Force (EITF) Issue No. 08-1, *Revenue Arrangements with Multiple Deliverables* (EITF 08-1)). ASU 2009-13 supersedes EITF 00-21 and addresses criteria for separating the consideration in multiple-element arrangements. ASU 2009-13 requires companies to allocate the overall consideration to each deliverable by using a best estimate of the selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling price.

In September 2009, the FASB ratified ASU 2009-14 (ASU 2009-14) (previously EITF No. 09-3, *Certain Revenue Arrangements That Include Software Elements).* ASU 2009-14 modifies the scope of Software Revenue Recognition to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality.

The Company elected to adopt ASU 2009-13 and ASU 2009-14 at the beginning of the first quarter of 2011 on a prospective basis. The Company did not have a significant change in units of accounting, allocation methodology, or timing of revenue recognition. As a result, the adoption of these accounting standards did not have a material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment*, which permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. ASU 2011-08 will be effective for fiscal years beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-08 to have a material effect on its consolidated financial statements.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

The following discussion about our market risk involves forward-looking statements. All statements that do not relate to matters of historical fact should be considered forward-looking statements. Actual results could differ materially from those projected in any forward-looking statements.

Interest Rate Risk. Our exposure to interest rate risk from changes in market interest rates relates primarily to our short-term investment portfolio. We do not hold derivative financial instruments or equity investments in our short-term investment portfolio. Our short-term investments consist of high quality debt securities as specified in our investment policy. Investments in both fixed and floating rate instruments carry a degree of interest rate risk. The fair value of fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Additionally, a declining rate environment creates reinvestment risk because as securities mature the proceeds are reinvested at a lower rate, generating less interest income. See Note 5 "Cash and Cash Equivalents, Short-Term Investments, and Restricted Cash Equivalents and Investments" for additional information. Due in part to these factors, our future interest income may be adversely impacted due to changes in interest rates. In addition, we may incur losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates. Because we have historically had the ability to hold our short-term investments until maturity, we would not expect our operating results or cash flows to be significantly impacted by a sudden change in market interest rates. There have been no material changes in our investment methodology regarding our cash equivalents and short-term investments during the year ended December 31, 2011. Based on our cash, cash equivalents, short-term investments, and restricted cash equivalents at December 31, 2011, a hypothetical 10% increase/decrease in interest rates would not increase/decrease our annual interest income or cash flows by more than a nominal amount.

Investment Risk. As of December 31, 2011, we had investments in voting capital stock of both publicly traded and privately-held technology companies for business and strategic purposes. Our investments in publicly traded companies are accounted for as available-for-sale, carried at current market value and are classified as long-term as they are strategic in nature. We periodically evaluate whether any declines in fair value of our investments are other-than-temporary based on a review of qualitative and quantitative factors. For investments with publicly quoted market prices, these factors include the time period and extent by which its accounting basis exceeds its quoted market price. We consider additional factors to determine whether declines in fair value are other-than-temporary, such as the investee's financial condition, results of operations, and operating trends. The evaluation also considers publicly available information regarding the investee companies. For investments in private companies with no quoted market price, we consider similar qualitative and quantitative factors as well as the implied value from any recent rounds of financing completed by the investee. Based upon an evaluation of the facts and circumstances during the years ended December 31, 2011, we determined that no additional other-than-temporary decline in fair value had occurred and therefore no impairment charges were recorded in 2011.

Foreign Currency Risk. We conduct business internationally in several currencies. As such, we are exposed to adverse movements in foreign currency exchange rates.

Our exposure to foreign exchange rate fluctuations arise in part from: (1) translation of the financial results of foreign subsidiaries into U.S. dollars in consolidation; (2) the remeasurement of non-functional currency assets, liabilities and intercompany balances into U.S. dollars for financial reporting purposes; and (3) non-U.S. dollar denominated sales to foreign customers. A portion of these risks is managed through the use of financial derivatives, but fluctuations could impact our results of operations and financial position.

Generally, our practice is to manage foreign currency risk for the majority of material short-term intercompany balances through the use of foreign currency forward contracts. These contracts require us to exchange currencies at rates agreed upon at the contract's inception. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the short-term intercompany balances, these financial instruments help alleviate the risk that might otherwise result from certain changes in currency exchange rates. We do not designate our foreign exchange forward contracts related to short-term intercompany accounts as hedges and, accordingly, we adjust these instruments to fair value through results of operations. However, we may periodically hedge a portion of our foreign exchange exposures associated with material firmly committed transactions, long-term investments, highly predictable anticipated exposures and net investments in foreign subsidiaries. Some of our unhedged exposures are reconciled through our statement of operations on a mark-to-market basis each quarter, so to the extent we continue to experience adverse economic conditions, we may record losses related to such unhedged exposures in future periods that may have a material adverse effect on our financial condition and results of operations.

Our foreign currency risk management program reduces, but does not entirely eliminate, the impact of currency exchange rate movements.

We have cash balances denominated in foreign currencies which are subject to foreign currency fluctuation risk. The majority of our foreign currency denominated cash is held in Korean won and euros. A hypothetical 10% increase or decrease in the Korean won and euro relative to the U.S. dollar at December 31, 2011 would not result in more than a nominal amount of unrealized gain or loss.

Foreign currency transaction gains and losses were not material for the years ended December 31, 2011, 2010, and 2009.

Item 8. *Financial Statements and Supplementary Data*

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
	(In thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 106,333	$ 236,018
Short-term investments	78,739	98,303
Trade accounts receivable, net of allowances for doubtful accounts and sales returns of $2,113 in 2011 and $2,568 in 2010	41,165	48,324
Deferred costs, current portion	1,424	9,173
Related party receivable — Rhapsody	0	351
Prepaid expenses and other current assets	21,902	30,441
Total current assets	249,563	422,610
Equipment, software, and leasehold improvements, at cost:		
Equipment and software	104,352	144,623
Leasehold improvements	25,947	25,367
Total equipment, software, and leasehold improvements, at cost	130,299	169,990
Less accumulated depreciation and amortization	92,825	126,619
Net equipment, software, and leasehold improvements	37,474	43,371
Restricted cash equivalents and investments	10,168	10,000
Equity method investments	7,798	15,486
Available for sale securities	37,204	27,541
Other assets	2,954	3,316
Deferred costs, non-current portion	843	18,401
Deferred tax assets, net, non-current portion	18,419	12,805
Other intangible assets, net of accumulated amortization of $62,462 in 2011 and $59,879 in 2010	7,169	6,952
Goodwill	6,198	4,960
Total assets	$ 377,790	$ 565,442
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 17,151	$ 30,413
Accrued and other liabilities	59,194	85,702
Deferred revenue, current portion	11,835	19,036
Accrued loss on excess office facilities, current portion	596	1,144
Total current liabilities	88,776	136,295
Deferred revenue, non-current portion	195	460
Accrued loss on excess office facilities, non-current portion	2,151	3,380
Deferred rent	2,944	3,514
Deferred tax liabilities, net, non-current portion	1,443	1,049
Other long-term liabilities	10,994	7,999
Total liabilities	106,503	152,697
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.001 par value, no shares issued and outstanding		
Series A: authorized 200 shares	0	0
Undesignated series: authorized 59,800 shares	0	0
Common stock, $0.001 par value authorized 250,000 shares; issued and outstanding 34,422 shares in 2011 and 34,021 shares in 2010	34	34
Additional paid-in capital	575,515	697,532
Accumulated other comprehensive loss	(24,884)	(32,543)
Retained deficit	(279,378)	(252,278)
Total shareholders' equity	271,287	412,745
Total liabilities and shareholders' equity	$ 377,790	$ 565,442

See accompanying notes to consolidated financial statements.

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,		
	2011	2010	2009
	(In thousands, except per share data)		
Net revenue(A)	$335,686	$401,733	$ 562,264
Cost of revenue(B)	126,637	144,723	222,142
Impairment of deferred costs	19,962	0	0
Gross profit	189,087	257,010	340,122
Operating expenses:			
Research and development	70,212	100,955	119,448
Sales and marketing	111,300	118,543	165,856
Advertising with related party	0	1,065	33,292
General and administrative	37,181	51,217	79,164
Impairment of goodwill	0	0	175,583
Restructuring and other charges	8,650	12,361	4,017
Loss (gain) on excess office facilities	(646)	7,396	0
Total operating expenses	226,697	291,537	577,360
Operating loss	(37,610)	(34,527)	(237,238)
Other income (expenses), net:			
Interest income, net	1,552	2,417	3,969
Gain (loss) on sale of equity investments	0	(9)	688
Equity in net loss of Rhapsody and other equity method investments	(7,898)	(14,164)	(1,313)
Impairment of equity investments	0	0	(5,020)
Gain on deconsolidation of Rhapsody	0	10,929	0
Other income (expense)	(473)	1,031	(794)
Other income (expense), net	(6,819)	204	(2,470)
Loss before income taxes	(44,429)	(34,323)	(239,708)
Income taxes benefit (expense)	17,329	36,451	(3,321)
Net income (loss)	(27,100)	2,128	(243,029)
Net loss attributable to noncontrolling interest in Rhapsody prior to deconsolidation	0	2,910	26,265
Net income (loss) attributable to common shareholders	$ (27,100)	$ 5,038	$(216,764)
Basic net income (loss) per share available to common shareholders	$ (0.79)	$ 0.26	$ (6.55)
Diluted net income (loss) per share available to common shareholders	$ (0.79)	$ 0.26	$ (6.55)
Shares used to compute basic net income (loss) per share available to common shareholders	34,185	33,894	33,653
Shares used to compute diluted net income (loss) per share available to common shareholders	34,185	34,013	33,653
Comprehensive income (loss):			
Net income (loss)	$ (27,100)	$ 2,128	$(243,029)
Unrealized gains (losses):			
Unrealized investment holding gains (losses), net of tax	9,459	7,676	6,667
Foreign currency translation gains (losses)	(1,800)	(1,605)	3,448
Comprehensive income (loss)	$ (19,441)	$ 8,199	$(232,914)
(A) Components of net revenue:			
License fees	$ 69,644	$ 74,908	$ 100,996
Service revenue	266,042	326,825	461,268
	$335,686	$401,733	$ 562,264
(B) Components of cost of revenue:			
License fees	$ 17,794	$ 21,451	$ 35,850
Service revenue	108,843	123,272	186,292
	$126,637	$144,723	$ 222,142

See accompanying notes to consolidated financial statements.

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2011	2010	2009
	(In thousands)		
Cash flows from operating activities:			
Net income (loss)	$ (27,100)	$ 2,128	$(243,029)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation and amortization	16,895	23,401	31,454
Stock-based compensation	11,747	12,203	21,460
Deferred income tax expense (benefit)	(23,985)	622	4,255
Impairment of equity investments	0	0	5,020
Loss (gain) on disposal of equipment, software, and leasehold improvements	(62)	(41)	502
Excess tax benefit from stock option exercises	(74)	(48)	(15)
Accrued loss (gain) on excess office facilities	(646)	5,670	(3,982)
Loss (gain) on sale of equity investments	0	9	(688)
Equity in net loss of Rhapsody and other investments	7,898	14,164	1,313
Gain on deconsolidation of Rhapsody	0	(10,929)	0
Impairment of goodwill	0	0	175,583
Other	114	451	48
Changes in certain assets and liabilities, net of acquisitions and deconsolidation of Rhapsody:			
Trade accounts receivable	6,835	4,856	10,720
Prepaid expenses and other assets	43,169	(15,425)	1,789
Accounts payable	(14,601)	(1,202)	(4,879)
Accrued and other liabilities	(20,898)	(66,981)	(8,855)
Net cash used in operating activities	(708)	(31,122)	(9,304)
Cash flows from investing activities:			
Purchases of equipment, software, and leasehold improvements	(9,873)	(12,904)	(16,807)
Purchases of short-term investments	(96,841)	(116,831)	(143,273)
Proceeds from sales and maturities of short-term investments	116,405	126,398	173,169
Change in restricted cash equivalents and investments, net	(179)	3,700	1,042
Proceeds from sale of equity investments	0	0	1,014
Purchases of equity investments	0	0	(2,000)
Sale of Exomi, net of cash received	0	49	0
Payment in connection with the restructuring of Rhapsody	0	(18,000)	0
Repayment of temporary funding on deconsolidation of Rhapsody	0	5,869	0
Cash used in acquisitions, net of cash acquired	(2,888)	(5,806)	(3,324)
Net cash (used in) provided by investing activities	6,624	(17,525)	9,821
Cash flows from financing activities:			
Net proceeds from sales of common stock under employee stock purchase plan and exercise of stock options	3,177	2,678	1,455
Net proceeds from sales of interest in Rhapsody	0	1,213	38,022
Excess tax benefit from stock option exercises	74	48	15
Common Stock cash dividend paid	(136,793)	0	0
Net cash provided by (used in) financing activities	(133,542)	3,939	39,492
Effect of exchange rate changes on cash and cash equivalents	(2,059)	3,696	4,053
Net (decrease) increase in cash and cash equivalents	(129,685)	(41,012)	44,062
Cash and cash equivalents, beginning of year	236,018	277,030	232,968
Cash and cash equivalents, end of year	$ 106,333	$ 236,018	$ 277,030
Supplemental disclosure of cash flow information:			
Cash received from income tax refunds	$ 10,166	$ 29,800	$ 7,888
Cash paid for income taxes	$ 6,284	$ 4,905	$ 5,697

See accompanying notes to consolidated financial statements.

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND NONCONTROLLING INTEREST

	Redeemable Noncontrolling Interest in Rhapsody America	Common Stock		Additional Paid-In Capital	Sale of Noncontrolling Interest in Rhapsody America	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholders' Equity
		Shares	Amount					
					(In thousands)			
Balances, December 31, 2008	$ 378	33,589	$34	$ 635,424	$ 7,381	$(48,729)	$ (40,552)	$ 553,558
Common stock issued for exercise of stock options, employee stock purchase plan, and vesting of restricted shares	0	171	0	1,167	0	0	0	1,167
Shares issued for director payments	0	4	0	48	0	0	0	48
Stock-based compensation	0	0	0	21,460	0	0	0	21,460
Unrealized gain on investments, net of income tax	0	0	0	0	0	6,667	0	6,667
Translation adjustment	0	0	0	0	0	3,448	0	3,448
Sale of non-controlling interest in Rhapsody	0	0	0	0	16,663	0	0	16,663
Accretion of Rhapsody redemption value	10,436	0	0	(10,436)	0	0	0	(10,436)
Contributions and other transactions with owners	22,704	0	0	0	0	0	0	0
Net loss	(26,265)	0	0	0	0	0	(216,764)	(216,764)
Balances, December 31, 2009	$ 7,253	33,764	$34	$ 647,663	$ 24,044	$(38,614)	$(257,316)	$ 375,811
Common stock issued for exercise of stock options, employee stock purchase plan, and vesting of restricted shares	0	252	0	2,518	0	0	0	2,518
Shares issued for director payments	0	5	0	49	0	0	0	49
Stock-based compensation	0	0	0	12,203	0	0	0	12,203
Unrealized gain on investments, net of income tax	0	0	0	0	0	7,676	0	7,676
Translation adjustment	0	0	0	0	0	(1,605)	0	(1,605)
Termination of MTVN redemption and preferred return rights in Rhapsody	(10,436)	0	0	10,436	0	0	0	10,436
Contributions and other transactions with owners	616	0	0	0	619	0	0	619
Deconsolidation of Rhapsody	5,477	0	0	24,663	(24,663)	0	0	0
Net income (loss)	(2,910)	0	0	0	0	0	5,038	5,038
Balances, December 31, 2010	$ 0	34,021	$34	$ 697,532	$ 0	$(32,543)	$(252,278)	$ 412,745
Common stock issued for exercise of stock options, employee stock purchase plan, and vesting of restricted shares	0	358	0	2,996	0	0	0	2,996
Shares issued for director payments	0	43	0	33	0	0	0	33
Common Stock cash dividend paid	0	0	0	(136,793)	0	0	0	(136,793)
Stock-based compensation	0	0	0	11,747	0	0	0	11,747
Unrealized gain on investments, net of income tax	0	0	0	0	0	9,459	0	9,459
Translation adjustment	0	0	0	0	0	(1,800)	0	(1,800)
Net income (loss)	0	0	0	0	0	0	(27,100)	(27,100)
Balances, December 31, 2011	$ 0	34,422	$34	$ 575,515	$ 0	$(24,884)	$(279,378)	$ 271,287

See accompanying notes to consolidated financial statements.

REALNETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011, 2010 and 2009

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business. RealNetworks, Inc. and subsidiaries (RealNetworks or Company) is a leading global provider of network-delivered digital media products and services that make it easy to manage, play and share digital media. The Company also develops and markets software products and services that enable the creation, distribution and consumption of digital media, including audio and video.

Inherent in the Company's business are various risks and uncertainties, including a limited history of certain of its product and service offerings. The Company's success will depend on the acceptance of the Company's technology, products and services and the ability to generate related revenue.

Basis of Presentation. The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

On July 27, 2011, the Company's Board of Directors approved the payment of a special cash dividend of $1.00 per common share and a one-for-four reverse stock split of the Company's common stock. The special dividend was paid on August 23, 2011, to holders of record as of the close of business on August 9, 2011. The aggregate amount of the special cash dividend was $136.8 million. The one-for-four reverse stock split of the Company's common stock was effective at the close of business on August 30, 2011. Four shares of issued and outstanding common stock were automatically combined into one issued and outstanding share of common stock without any change in the par value per share as part of the reverse stock split. All information related to common stock, stock options, restricted stock units and earnings per share included in the accompanying consolidated financial statements has been retroactively adjusted to give effect to the special cash dividend and the reverse stock split, except as otherwise noted.

In 2007, RealNetworks and MTV Networks, a division of Viacom International Inc. (MTVN), created Rhapsody America LLC (Rhapsody) to jointly own and operate a business-to-consumer digital audio music service. RealNetworks held a 51% interest in Rhapsody and Rhapsody's financial position and operating results were consolidated into RealNetworks' financial statements prior to March 31, 2010. MTVN's proportionate share of income (loss) was included in noncontrolling interest in Rhapsody in the consolidated statements of operations and comprehensive income (loss). MTVN's proportionate share of equity was included in noncontrolling interest in Rhapsody in the consolidated balance sheets. On March 31, 2010, the Company and MTVN restructured Rhapsody, and RealNetworks held approximately 47% of the outstanding shares of capital stock of Rhapsody after the restructuring and as of December 31, 2011 and December 31, 2010. Since March 31, 2010, RealNetworks has not held a controlling interest in Rhapsody and therefore, the Company has treated its ownership interest in Rhapsody as an equity method investment. Rhapsody's financial position as of March 31, 2010 and its operating results beginning April 1, 2010 are no longer consolidated with RealNetworks' consolidated financial statements.

The consolidated financial statements reflect all adjustments that, in the opinion of the Company's management, are necessary for a fair presentation of the results of operations for the periods presented. Operating results for the year ended December 31, 2011 are not necessarily indicative of the results that may be expected for any subsequent quarters or for the year ending December 31, 2012.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In addition, current economic conditions may require the use of additional estimates, and certain estimates the Company currently makes are subject to a greater degree of uncertainty as a result of the current economic conditions.

Cash, Cash Equivalents, and Short-Term Investments. The Company considers all short-term investments with a remaining contractual maturity at date of purchase of three months or less to be cash equivalents.

The Company has classified as available-for-sale all marketable debt and equity securities for which there is determinable fair market value and there are no restrictions on the Company's ability to sell. Available-for-sale securities are carried at fair value, based on quoted market prices, with unrealized gains and losses reported as a separate component of shareholders' equity, net of applicable income taxes. All short-term investments have remaining contractual maturities of five years or less. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income (expense), net. Realized and unrealized gains and losses on available-for-sale securities are determined using the specific identification method.

Trade Accounts Receivable. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts and sales returns is the Company's best estimate of the amount of probable credit losses and returns in the Company's existing accounts receivable. The Company determines the allowances based on analysis of historical bad debts, customer concentrations, customer credit-worthiness, return history and current economic trends. The Company reviews its allowances for doubtful accounts and sales returns quarterly. Past due balances over 90 days and specified other balances are reviewed individually for collectability. All other balances are reviewed on an aggregate basis. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

Concentration of Credit Risk. Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, and accounts receivable. Short-term investments consist of U.S. government and government agency securities and corporate notes and bonds. The Company derives a portion of its revenue from a large number of individual consumers spread globally. The Company also derives revenue from several large customers. If the financial condition or results of operations of any one of the large customers deteriorates substantially, the Company's operating results could be adversely affected. To reduce credit risk, management performs ongoing credit evaluations of the financial condition of significant customers. The Company does not generally require collateral and maintains an allowance for estimated credit losses on customer accounts when considered necessary.

Depreciation and Amortization. Depreciation and amortization of equipment, software, and leasehold improvements are computed using the straight-line method over the lesser of the estimated useful lives of the assets or the lease term. Approximate useful life of equipment and software is three to five years and for leasehold improvements is one to ten years.

Depreciation expense during the years ended December 31, 2011, 2010, and 2009 was $12.8 million, $18.7 million, and $22.7 million, respectively.

In 2011 the Company retired approximately $45.0 million of fully-depreciated equipment and other fixed assets and recognized an insignificant loss on the retirement.

Valuation of Equity Method Investments. The Company uses the equity method in circumstances where it has the ability to exert significant influence, but not control, over an investee or joint venture. The Company initially records its investment based on a fair value analysis of its investment. Prior to 2010, most of the Company's equity method investments were purchased with cash which was determined to be fair value. For the investment in Rhapsody as of March 31, 2010, the Company used multiple valuation models that were based on assumptions of future results made by management, including operating and cash flow projections, to calculate the fair value since the Company contributed both cash and non-cash items in exchange for its equity interest.

The Company records its percentage interest in the investee or joint venture's income or loss under this method, which will increase or decrease the value of the investment. The Company records investee losses up to the aggregate amount of the investment.

The Company evaluates impairment of an investment valued under the equity method only if events and circumstances warrant. An impairment charge would be recorded whenever a decline in value of an equity investment below its carrying amount is determined to be other than temporary. In determining if a decline is other than temporary, the Company considers factors such as the length of time and extent to which the fair value of the investment has been less than the carrying amount of the investee or joint venture, the near-term and longer-term operating and financial prospects of the investee or joint venture and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery.

Other Intangible Assets. Other intangible assets consist primarily of the fair value of customer agreements and contracts, developed technology, patents, trademarks and tradenames acquired in business combinations. Other intangible assets are amortized on a straight line basis over one to seven years, which approximates their estimated useful lives.

Goodwill. Goodwill is tested for impairment on an annual basis, in the Company's fourth quarter, or whenever events or changes in circumstances indicate that the fair value of the reporting unit to which goodwill relates is less than the carrying value. The Company considers a synthesis of the following important factors that could trigger an impairment review including the following:

- poor economic performance relative to historical or projected future operating results;
- significant negative industry, economic or company specific trends;
- market and interest rate risk;
- changes in the manner of our use of the assets or the plans for our business; and
- loss of key personnel.

In addition, the Company performs a reconciliation of its market capitalization plus a reasonable control premium to the aggregated implied fair value of all of its reporting units.

If the Company were to determine that the fair value of a reporting unit was less than its carrying value, including goodwill, based upon the annual test or the existence of one or more of the above indicators of impairment, the Company would measure impairment based on a comparison of the implied fair value of reporting unit goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the goodwill of the reporting unit. To the extent the carrying amount of reporting unit goodwill is greater than the implied fair value of reporting unit goodwill, the Company would record an impairment charge for the difference. Judgment is required in determining the reporting units and assessing fair value of the reporting units.

The impairment analysis of goodwill is based upon estimates and assumptions relating to future revenue, cash flows, operating expenses, costs of capital and capital purchases. These estimates and assumptions are complex and subject to a significant degree of judgment with respect to certain factors including, but not limited to, the cash flows of long-term operating plans, market and interest rate risk, and risk-commensurate discount rates and cost of capital.

Long-Lived Assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of the assets to the estimated undiscounted future cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

Fair Value of Financial Instruments. The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

Research and Development. Costs incurred in research and development are expensed as incurred. Software development costs are capitalized when a product's technological feasibility has been established through the date the product is available for general release to customers. Other than internal use software, the Company has not capitalized any software development costs, as technological feasibility is generally not established until a working model is completed, at which time substantially all development is complete.

Restructuring and Other Charges. During the years ended December 31, 2011, 2010 and 2009, the Company recorded restructuring charges of $8.7 million, $12.4 million and $4.0 million, respectively. These charges were primarily a result of workforce reductions. Severance charges accounted for a majority of the expense recorded.

Revenue Recognition. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is probable. Physical products are considered delivered to the customer once they have been shipped and title and risk of loss have been transferred. For online sales, the products or services are considered delivered at the time the products or services are made available, digitally, to the end user.

The Company recognizes revenue on a gross or net basis. In most arrangements, the Company contracts directly with end user customers, is the primary obligor and carries all collectability risk. In such arrangements, the Company recognizes revenue on a gross basis. In some cases, the Company utilizes third-party distributors to sell products or services directly to end user customers and carries no collectability risk. In such instances, the Company recognizes revenue on a net basis.

In the Company's direct to consumer business, the Company derives revenue through (1) subscriptions of SuperPass within the Company's Core Products segment and subscriptions sold by the Company's Games segment, (2) sales of content downloads, software and licenses offered by the Company's Core Products, Emerging Products and Games segments and (3) the sale of advertising and the distribution of third-party products on its websites and in its games. Prior to April 1, 2010, the Company's direct to consumer business also included the products and services offered by the Company's Music segment, which were primarily sold by the Company's Rhapsody joint venture and included in the Company's Music segment. Beginning on April 1, 2010, revenue from the Company's Rhapsody joint venture is no longer consolidated within the Company's financial statements. The Company now reports its share of Rhapsody's net income or losses as "Equity in net loss of Rhapsody and other equity method investments."

Consumer subscription products are paid in advance, typically for monthly, quarterly or annual duration. Subscription revenue is recognized ratably over the related subscription time period. Revenue from sales of content downloads, software and licenses is recognized at the time the product is made available, digitally, to the end user. Revenue generated from advertising on the Company's websites and from advertising and the distribution of third-party products included in its products is recognized as revenue at the time of delivery.

The Company also generates revenue through business-to-business channels by providing services within the Company's Core Products segment enabling mobile carriers to deliver audio and video content to their customers and by selling software licenses and products and related support and other services. Revenue generated from services provided to mobile carriers that enable the delivery of audio and video content to their customers is recognized as the services are provided. Setup fees to build these services are recognized ratably upon launch of the service over the remaining expected term of the service.

Non-software revenue arrangements with multiple deliverables are divided into separate units and revenue is allocated using estimated selling prices if the Company does not have vendor-specific objective evidence or third-party evidence of the selling prices of the deliverables. A portion of the revenue related to the sale of software licenses and products and related support and other services is recorded as unearned due to undelivered elements including, in some cases, post-delivery support and the right to receive unspecified upgrades or enhancements on a when-and-if-available basis. Unearned revenue due to undelivered elements is recognized ratably on a straight-line basis over the related products' contract term.

Advertising Expenses. The Company expenses the cost of advertising and promoting its products as incurred. These costs are included in sales and marketing expense and totaled $35.7 million in 2011, $29.5 million in 2010 and $42.5 million in 2009. The Company also incurred $1.1 million and $33.3 million of advertising expenses with MTVN, a related party, in 2010 and 2009, respectively, with no amounts incurred in 2011.

Foreign Currency. The functional currency of the Company's foreign subsidiaries is the currency of the country in which the subsidiary operates. Assets and liabilities of foreign operations are translated into U.S. dollars using rates of exchange in effect at the end of the reporting period. The net gain or loss resulting from translation is shown as translation adjustment and included in accumulated other comprehensive income in shareholders' equity. Income and expense accounts are translated into U.S. dollars using average rates of exchange. Gains and losses from foreign currency transactions are included in the consolidated statements of operations. There were no significant gains or losses on foreign currency transactions in 2011, 2010, and 2009.

Derivative Financial Instruments. The Company conducts business internationally in several currencies. As such, it is exposed to adverse movements in foreign currency exchange rates. A portion of these risks are managed through the use of financial derivatives, but fluctuations in foreign exchange rates could impact the Company's results of operations and financial position. The Company's foreign currency risk management program reduces, but does not entirely eliminate, the impact of currency exchange rate movements.

Generally, the Company's practice is to manage foreign currency risk for the majority of material short-term intercompany balances through the use of foreign currency forward contracts. These contracts require the Company to exchange currencies at rates agreed upon at the contract's inception. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the short-term intercompany balances, these financial instruments help alleviate the risk that might otherwise result from certain changes in currency exchange rates. The Company does not designate its foreign exchange forward contracts related to short-term intercompany accounts as hedges and, accordingly, the Company adjusts these instruments to fair value through results of operations. However, the Company may periodically hedge a portion of its foreign exchange exposures associated with material firmly committed transactions and long-term investments.

All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated a hedge, then depending on the nature of the hedge, changes in fair value will either be recorded immediately in results of operations, or be recognized in accumulated other comprehensive income until the hedged item is recognized in results of operations.

Accounting for Gains on Sale of Subsidiary Stock. Effective January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 160, *Non-controlling Interests in Consolidated Financial Statements, an amendment to ARB No. 51* (SFAS 160) which was primarily codified into FASB ASC 810 — *Consolidation* (ASC 810). Current guidance requires that the difference between the carrying amount of the parent's investment in a subsidiary and the underlying net book value of the subsidiary after the issuance of stock by the subsidiary be recorded as an equity transaction. The Company elected to recognize any such gain in its consolidated statements of operations prior to January 1, 2009 as was allowable under generally accepted accounting principles in place at that time if certain recognition criteria were met. Due to the completion of the restructuring of Rhapsody on March 31, 2010, which resulted in the Company holding approximately 47% of the outstanding shares of capital stock of Rhapsody, this accounting policy will no longer apply with respect to its investment as the Company no longer consolidates Rhapsody and no longer reports a noncontrolling interest.

Accounting for Taxes Collected from Customers. The Company collects various types of taxes from its customers, assessed by governmental authorities, which are imposed on and concurrent with revenue-producing transactions. Such taxes are recorded on a net basis and are not included in net revenue of the Company.

Income Taxes. The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for temporary differences between financial reporting basis and tax basis of the Company's assets and liabilities and operating loss and tax credit carryforwards. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities and operating loss and tax credit carryforwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carryforwards are expected to be recovered or settled.

The Company files numerous consolidated and separate income tax returns in the United States including federal, state and local, as well as foreign jurisdictions. With few exceptions, the Company is no longer subject to United States federal income tax examinations for tax years before 2008 or state, local, or foreign income tax examinations for years before 1993. RealNetworks, Inc. and/or subsidiaries are under audit by various states and foreign jurisdictions for certain tax years subsequent to 1993.

Stock-Based Compensation. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period. The Company uses the Black-Scholes option-pricing model or other appropriate valuation models to determine the fair-value of stock-based option awards. The Company recognizes compensation cost related to options granted on a straight-line basis over the applicable vesting period. The valuation models require various highly judgmental assumptions including volatility in the Company's common stock price and expected option life. If any of the assumptions used in the valuation models change significantly, stock-based compensation expense may differ materially in the future from the amounts recorded in the consolidated statements of operations. The Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

Noncontrolling Interest. The Company records noncontrolling interest expense (benefit) which reflects the portion of the earnings (losses) of majority-owned entities which are applicable to the noncontrolling interest holders in the consolidated statement of operations. Redeemable noncontrolling interests that are redeemable at either fair value or are based on a formula that is intended to approximate fair value follow the Company's historical disclosure only policy for the redemption feature. Redeemable noncontrolling interests that are redeemable at either a fixed price or are based on a formula that is not akin to fair value are reflected as an adjustment to income attributable to common shareholders based on the difference between accretion as calculated using the terms of the redemption feature and the accretion entry for a hypothetical fair value redemption feature with the remaining amount of accretion to redemption value recorded directly to equity. Net loss attributable to the noncontrolling interest in Rhapsody is included within the consolidated statements of operations and comprehensive income (loss). The Company applied this accounting policy to the noncontrolling interest in Rhapsody that was held by MTVN for periods beginning when Rhapsody was formed in August 2007 through the quarter ended March 31, 2010. Due to the completion of the restructuring of Rhapsody on March 31, 2010, which resulted in the Company holding approximately 47% of the outstanding shares of capital stock of Rhapsody, this accounting policy will no longer apply with respect to the Company's investment as the Company no longer consolidates Rhapsody and no longer reports a noncontrolling interest.

Net Income Per Share. Basic net income (loss) per share available to common shareholders is computed by dividing net income (loss) attributable to common shareholders adjusted for the impact, in 2010 and 2009, of

MTVN's preferred return in Rhapsody by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share available to common shareholders is computed by dividing net income (loss) attributable to common shareholders adjusted for the impact, in 2010 and 2009, of MTVN's preferred return in Rhapsody by the weighted average number of common and dilutive potential common shares outstanding during the period. Basic and diluted net income (loss) per share available to common shareholders are calculated as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Net income (loss) available to common shareholders:			
Net income (loss) attributable to common shareholders	$(27,100)	$ 5,038	$(216,764)
Less termination (accretion) of MTVN's preferred return in Rhapsody	—	3,700	(3,700)
Net income (loss) available to common shareholders	$(27,100)	$ 8,738	$(220,464)
Weighted average common shares outstanding used to compute basic net income (loss) per share available to common shareholders	34,185	33,894	33,653
Dilutive potential common shares:			
Stock options and restricted stock	—	119	—
Shares used to compute diluted net income (loss) per share available to common shareholders	34,185	34,013	33,653
Basic net income (loss) per share available to common shareholders	$ (0.79)	$ 0.26	$ (6.55)
Diluted net income (loss) per share available to common shareholders	$ (0.79)	$ 0.26	$ (6.55)

Approximately 4.3 million, 5.0 million, and 6.5 million shares of common stock potentially issuable from stock options during the years ended December 31, 2011, 2010, and 2009, respectively, are excluded from the calculation of diluted net income (loss) per share because of their antidilutive effect.

Accumulated Other Comprehensive Income (loss). The Company's accumulated other comprehensive income (loss) as of December 31, 2011 and 2010 consisted of unrealized gains (losses) on marketable securities and foreign currency translation gains (losses).

The components of accumulated other comprehensive loss, net of applicable tax, are as follows (in thousands):

	December 31,	
	2011	2010
Unrealized gains on investments, net of taxes	$ 27,318	$ 17,859
Foreign currency translation adjustments	(52,202)	(50,402)
Accumulated other comprehensive income (loss)	$(24,884)	$(32,543)

Reclassifications. Certain reclassifications have been made to the 2010 and 2009 consolidated financial statements to conform to the 2011 presentation.

Recently Issued Accounting Standards. With the exception of those discussed below, there have been no recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2011, as compared to the recent accounting pronouncements described in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, that are of significance, or potential significance to the Company.

In September 2009, the FASB ratified Accounting Standards Update (ASU) 2009-13 (ASU 2009-13) (previously Emerging Issues Task Force (EITF) Issue No. 08-1, *Revenue Arrangements with Multiple Deliverables* (EITF 08-1)). ASU 2009-13 supersedes EITF 00-21 and addresses criteria for separating the consideration in multiple-element arrangements. ASU 2009-13 requires companies to allocate the overall consideration to each deliverable by using a best estimate of the selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling price.

In September 2009, the FASB ratified ASU 2009-14 (ASU 2009-14) (previously EITF No. 09-3, *Certain Revenue Arrangements That Include Software Elements)*. ASU 2009-14 modifies the scope of Software Revenue Recognition to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality.

The Company elected to adopt ASU 2009-13 and ASU 2009-14 at the beginning of the first quarter of 2011 on a prospective basis. The Company did not have a significant change in units of accounting, allocation methodology, or timing of revenue recognition. As a result, the adoption of these accounting standards did not have a material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment*, which permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. ASU 2011-08 will be effective for fiscal years beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-08 to have a material effect on its consolidated financial statements.

Note 2. Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period. The Company has granted time-vest and performance-vest stock options and time-vest and performance-vest restricted stock. See Note 13 Shareholders' Equity for additional details on stock awards.

The Company uses the Black-Scholes option-pricing model or other appropriate valuation models to determine the fair-value of stock-based option awards. The Company recognizes compensation cost related to options granted on a straight-line basis over the applicable vesting period.

The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, including the contractual terms, vesting schedules, and expectations of future employee behavior. Expected stock price volatility is based on historical volatility of the Company's stock for the related expected term. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a term equivalent to the expected term of the stock options. Notwithstanding the special cash dividend of $1.00 per share paid on the Company's common stock during the quarter ended September 30, 2011, the dividend yield is estimated at zero because the Company does not currently anticipate paying dividends in the foreseeable future.

The fair value of options granted determined using the Black-Scholes model used the following weighted average assumptions:

	Years Ended December 31,		
	2011	2010	2009
Expected dividend yield	0%	0%	0%
Risk-free interest rate	1.31%	1.56%	1.78%
Expected term (years)	4.0	4.0	4.2
Volatility	54%	62%	63%

Stock-based compensation expense recognized in the Company's consolidated statements of operations is as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Cost of service revenue	$ 866	$ 1,189	$ 1,653
Research and development	1,282	3,215	8,327
Sales and marketing	4,387	3,788	4,830
General and administrative	4,376	4,011	6,650
Restructuring and other charges	836	—	—
Total stock-based compensation expense	$11,747	$12,203	$21,460

No stock-based compensation was capitalized as part of the cost of an asset as of December 31, 2011, 2010, or 2009. As of December 31, 2011, the Company had $11.4 million of total unrecognized compensation cost, net of estimated forfeitures, related to stock options and restricted stock. The unrecognized compensation cost is expected to be recognized over a weighted-average period of approximately three years.

For further information related to the Company's equity compensation plans see Note 13, Shareholders' Equity.

Note 3. Rhapsody Joint Venture

Restructuring of Rhapsody

As described in Note 1, Description of Business and Summary of Significant Accounting Policies, the Company initially formed in 2007 a joint venture with MTVN to own and operate a business-to-consumer digital audio music service known as Rhapsody. Prior to March 31, 2010, the Company owned 51% of the outstanding equity interests of Rhapsody and MTVN owned the remaining 49%. On March 31, 2010, restructuring transactions involving Rhapsody were completed, and Rhapsody was converted from a limited liability company to a corporation. Following the completion of the restructuring transactions, RealNetworks owned approximately 47%, MTVN owned 47%, and two minority stockholders held slightly more than 5% of the outstanding shares of capital stock of Rhapsody.

As part of the March 31, 2010 restructuring, RealNetworks contributed $18.0 million in cash, the Rhapsody brand and certain other assets, including content licenses, in exchange for shares of convertible preferred stock of Rhapsody, carrying a $10.0 million preference upon certain liquidation events. RealNetworks also repurchased the international radio business that was previously contributed to Rhapsody by RealNetworks. MTVN contributed a $33.0 million advertising commitment in exchange for shares of common stock of Rhapsody, and MTVN's previous obligation to provide advertising of approximately $111 million as of December 31, 2009 was cancelled. In addition, the put and call rights held by RealNetworks and MTVN and MTVN's rights to receive a preferred return in connection with the exercise of MTVN's put right were terminated. RealNetworks is also providing certain operational transition services to Rhapsody. These transition services are expected to be completed in the first half of 2012. Rhapsody is governed by a board of directors with two directors appointed by each of the Company and MTVN and one independent director appointed by mutual agreement of the Company and MTVN.

Effective March 31, 2010, RealNetworks no longer has a controlling interest in Rhapsody and therefore, the operating results of Rhapsody are accounted for under the equity method of accounting for investments, and the Company's proportionate share of the income or loss is recognized as a component of "Other income (expense), net" in the Company's consolidated statements of operations in periods subsequent to March 31, 2010. As a result of the deconsolidation of Rhapsody's operations from the Company's financial statements, the Company will no longer record any operating results for its Music segment for periods subsequent to March 31, 2010. The removal of these assets and liabilities and the creation of the initial equity method investment resulted in a one-time net gain of $10.9 million recorded in "Other income (expense), net" in the Company's consolidated statement of operations, at which time the Company determined the fair value of its retained equity interest of approximately 47% to be approximately $29.7 million as of March 31, 2010. The Company recorded its share of losses in the operations of Rhapsody of $7.9 million for the year ended December 31, 2011 and $14.2 million for the nine month period from April 1, 2010 to December 31, 2010. These losses reduced the original carrying value of the equity investment accordingly to approximately $7.6 million as of December 31, 2011.

As mentioned above, MTVN's preferred return rights were terminated in 2010 in connection with the restructuring of Rhapsody. Prior to the restructuring, if the appraised value of Rhapsody at a redemption date was less than $436.3 million, then the exercise price of the put right would have included a preferred return to MTVN. The Company previously elected to accrete any excess of the redemption value over the carrying amount of the noncontrolling interest as an adjustment to income attributable to common shareholders, and adjusted earnings per share for the current quarter's accretion of the difference between accretion as calculated using the terms of the redemption feature and the accretion entry for a hypothetical fair value redemption feature. Due to the termination of MTVN's preferred return rights at the completion of the restructuring, the Company decreased the noncontrolling interest that was on its consolidated balance sheet on March 31, 2010 prior to the transaction described above by $10.4 million as part of the deconsolidation transactions, of which $3.7 million was an adjustment to income attributable to common shareholders for the purposes of calculating earnings per share for the year ended December 31, 2010.

Summarized financial information for Rhapsody, which represents 100% of their financial information, for the period accounted for under the equity method is as follows (in thousands);

	Twelve Months Ended December 31, 2011	Nine Months Ended December 31, 2010
Statements of Operations Data:		
Net revenue	$127,184	$ 91,279
Gross profit	39,137	25,702
Net loss	(13,580)	(31,007)

	As of December 31, 2011	As of December 31, 2010
Balance Sheet Data:		
Current assets	$38,128	$36,391
Non-current assets	21,717	16,748
Current liabilities	35,259	32,117
Non-current liabilities	691	7,494

Note 4. Fair Value Measurements

The Company measures certain financial assets at fair value on a recurring basis, including cash equivalents, short-term investments, and equity investments. The fair value of these financial assets was determined based on three levels of inputs:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active
- Level 3: Unobservable inputs that reflect the Company's own assumptions

Items Measured at Fair Value on a Recurring Basis

The following table presents information about the Company's financial assets that have been measured at fair value (in thousands) on a recurring basis as of December 31, 2011 and 2010 and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair value.

	Fair Value Measurements as of December 31, 2011			
	Total	Level 1	Level 2	Level 3
	(In thousands)			
Cash equivalents				
Money market funds	$ 6,544	$ 6,544	$—	$—
Corporate notes and bonds	20,697	20,697	—	—
Short-term investments				
Corporate notes and bonds	39,254	39,254	—	—
U.S. government agency securities	39,485	39,485	—	—
Restricted cash	10,168	10,168	—	—
Equity investments				
Publicly traded investments	37,204	37,204	—	—
Total	$153,352	$153,352	$—	$—

	Fair Value Measurements as of December 31, 2010			
	Total	Level 1	Level 2	Level 3
	(In thousands)			
Cash equivalents				
Money market funds	$ 44,348	$ 44,348	$—	$—
Corporate notes and bonds	120,984	120,984	—	—
U.S. government agency securities	3,700	3,700	—	—
Short-term investments				
Corporate notes and bonds	76,157	76,157	—	—
U.S. government agency securities	22,146	22,146	—	—
Restricted cash	10,000	10,000	—	—
Equity investments				
Publicly traded investments	27,541	27,541	—	—
Total	$304,876	$304,876	$—	$—

Investments in marketable securities classified as short-term investments and equity investments of public companies are measured at fair value using quoted market prices and are classified within Level 1 of the valuation hierarchy. The Company carries its equity investments in private companies at cost and no fair value is derived on a recurring basis.

Items Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities of the Company are measured at estimated fair value on a non-recurring basis. These assets and liabilities are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). The Company performed a valuation using Level 3 inputs of its investment in the Rhapsody joint venture as of March 31, 2010. The Company performed the analysis as a result of the restructuring and related deconsolidation of Rhapsody, which is further described in Note 3, Rhapsody Joint Venture. The fair value analysis used multiple valuation models and was based on assumptions of future results made by management, including operating and cash flow projections.

The Company also performed a valuation of its goodwill as of June 30, 2009 using Level 3 inputs and recorded goodwill impairment charges of $175.6 million during the quarter ended June 30, 2009. See Note 10, Goodwill, for additional information.

See Note 7, Deferred Costs, for a description of the $20.0 million impairment charge for deferred project costs in the quarter ended December 31, 2011.

Note 5. Cash and Cash Equivalents, Short-Term Investments, and Restricted Cash Equivalents and Investments

Cash and cash equivalents, short-term investments, and restricted cash equivalents and investments as of December 31, 2011 consist of the following (in thousands):

	Amortized Cost	Estimated Fair Value
Cash and cash equivalents:		
Cash	$ 79,092	$ 79,092
Money market mutual funds	6,544	6,544
Corporate notes and bonds	20,697	20,697
Total cash and cash equivalents	106,333	106,333
Short-term investments:		
Corporate notes and bonds	39,309	39,254
U.S. Government agency securities	39,413	39,485
Total short-term investments	78,722	78,739
Total cash, cash equivalents, and short-term investments	$185,055	$185,072
Restricted cash equivalents and investments	$ 10,168	$ 10,168

Cash and cash equivalents, short-term investments, and restricted cash equivalents and investments as of December 31, 2010 consist of the following (in thousands):

	Amortized Cost	Estimated Fair Value
Cash and cash equivalents:		
Cash	$ 66,986	$ 66,986
Money market mutual funds	44,348	44,348
Corporate notes and bonds	120,984	120,984
U.S. Government agency securities	3,700	3,700
Total cash and cash equivalents	236,018	236,018
Short-term investments:		
Corporate notes and bonds	75,962	76,157
U.S. Government agency securities	22,126	22,146
Total short-term investments	98,088	98,303
Total cash, cash equivalents, and short-term investments	$334,106	$334,321
Restricted cash equivalents and investments	$ 10,000	$ 10,000

At December 31, 2011 and 2010, restricted cash equivalents and investments represent cash equivalents and short-term investments pledged as collateral against a letter of credit in connection with lease agreements.

Realized gains or losses on sales of available-for-sale securities for 2011, 2010, and 2009 were not significant.

Gross unrealized gains and gross unrealized losses on short-term investment securities at both December 31, 2011 and 2010 were not significant.

The contractual maturities of short-term investments at December 31, 2011 are as follows (in thousands):

	Amortized Cost	Estimated Fair Value
Within one year	$37,389	$37,400
Between one year and five years	41,333	41,339
Total short-term investments	$78,722	$78,739

Note 6. Allowance for Doubtful Accounts Receivable and Sales Returns

Activity in the allowance for doubtful accounts receivable is as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Balance, beginning of year	$1,529	$ 2,912	$ 3,532
Additions charged to expenses	693	114	1,523
Amounts written off	(742)	(1,364)	(2,117)
Effects of foreign currency translation	(35)	(133)	(28)
Balance, end of year	$1,445	$ 1,529	$ 2,912

Activity in the allowance for sales returns is as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Balance, beginning of year	$ 1,039	$ 1,012	$ 1,099
Additions charged to revenue	939	3,175	2,840
Amounts written off	(1,311)	(3,149)	(2,927)
Effects of foreign currency translation	1	1	—
Balance, end of year	$ 668	$ 1,039	$ 1,012

One customer accounted for 17% of trade accounts receivable as of December 31, 2011. One customer accounted for 15% of trade accounts receivable as of December 31, 2010.

No one customer accounted for more than 10% of total revenue during the years ended December 31, 2011, 2010 and 2009.

Note 7. Deferred Costs

Deferred costs, consisting of costs being amortized over the respective contract lives, are as follows (in thousands):

	December 31,	
	2011	2010
Deferred costs	$2,267	$27,574
Less current portion	1,424	9,173
Deferred costs, non-current portion	$ 843	$18,401

The Company defers certain costs on projects for service revenues and system sales. Deferred costs consist primarily of direct and incremental costs to customize and install systems, as defined in individual customer contracts, including costs to acquire hardware and software from third parties and payroll and related costs for employees and other third parties. Deferred costs are capitalized during the implementation period.

The Company recognizes such costs as a component of cost of revenue, the timing of which is dependent upon the revenue recognition policy by contract. For revenue recognized under the completed contract method, costs are deferred until the products are delivered, or upon completion of services or, where applicable, customer acceptance. For revenue recognized under the percentage of completion method, costs are recognized as products are delivered or services are provided. For revenue recognized ratably over the term of the contract, costs are also recognized ratably over the term of the contract, commencing on the date of revenue recognition. At each balance sheet date, the Company reviews its deferred costs to ensure they are ultimately recoverable. Any anticipated losses on uncompleted contracts are recognized when evidence indicates the estimated total cost of a contract exceeds its estimated total revenue or if actual deferred costs exceed contractual revenue. As of December 31, 2011, the Company determined that the total estimated costs associated with certain projects exceeded the total estimated revenues expected to be recognized on those projects. As a result, the Company impaired approximately $16.7 million in deferred project costs and an additional $3.3 million of equipment and software assets that related solely to these projects.

The $20.0 million charge was included in impairment of deferred project costs in the accompanying consolidated statements of operations and comprehensive income for the year ended December 31, 2011. No such charges existed in 2010 or 2009. Assessing the recoverability of deferred costs is based on significant assumptions and estimates, including future revenue and cost of sales. Significant or sustained decreases in revenue or increases in cost of sales in future periods could result in additional impairments of deferred project costs and prepaid royalty advances. The Company cannot accurately predict the amount and timing of such impairments. Should the value of deferred project costs or prepaid royalty advances become impaired, the Company would record the appropriate charge, which could have a material adverse effect on its financial condition or results of operations.

Note 8. Available for Sale Securities

The Company has certain available for sale securities in which the Company holds less than a 20 percent voting interest. Publicly traded investments are accounted for as available-for-sale and carried at market value. Changes in the market value of the investments are recognized as unrealized gains (losses), net of income tax, and are recorded in the accompanying consolidated balance sheets as a component of accumulated other comprehensive income. Private company investments are recorded at cost.

Summary of available for sale securities is as follows (in thousands):

	2011		2010	
	Cost	Carrying Value	Cost	Carrying Value
Available for sale securities	$10,765	$37,204	$10,765	$27,541

As of December 31, 2011 and 2010, the carrying value of equity investments in publicly traded companies consists primarily of J-Stream Inc., a Japanese media services company, and LoEn Entertainment, a Korean digital music distribution company. The market values of the shares of J-Stream and LoEn Entertainment at December 31, 2011 were $4.5 million and $32.7 million, respectively. Although the carrying value of the available for sale securities exceeds the cost basis at December 31, 2011, there can be no assurance that any gain can be realized through the disposition of these shares.

Note 9. Other Intangible Assets

Other intangible assets consist of the following (in thousands):

	Gross Amount	Accumulated Amortization	Net
Customer relationships	$29,478	$24,757	$4,721
Developed technology	28,793	26,483	2,310
Patents, trademarks and tradenames	5,216	5,182	34
Service contracts	6,144	6,040	104
Total other intangible assets, December 31, 2011	$69,631	$62,462	$7,169
Total other intangible assets, December 31, 2010	$66,831	$59,879	$6,952

The increase in other intangible assets in 2011 related to the acquisition of two small businesses in 2011.

Amortization expense related to other intangible assets during the years ended December 31, 2011, 2010, and 2009 was $4.1 million, $4.7 million, and $8.8 million, respectively.

As of December 31, 2011 estimated future amortization of other intangible assets is as follows (in thousands):

2012	$3,983
2013	2,460
2014	403
2015	323
2016	—
Thereafter	—
Total	$7,169

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. If the carrying amount of an asset is not recoverable, an impairment loss is recognized based on the excess of the carrying amount of the long-lived asset over its respective fair value, which is generally determined as the present value of estimated future cash flows. The impairment analysis is based on significant assumptions of future results made by management, including operating and cash flow projections. No impairments of other intangible assets were recognized in 2011, 2010 or 2009.

The impairment analysis for long-lived assets is based on significant assumptions of future results made by management, including revenue and cash flow projections. Significant or sustained declines in future revenue or cash flows, or adverse changes in the Company's business climate, among other factors, could result in the need to perform an impairment analysis in future interim periods. The Company cannot accurately predict the amount and timing of any impairment of long-lived assets. Should the value of its long-lived assets become impaired, it would record the appropriate charge, which could have an adverse effect on its financial condition and results of operations.

Note 10. Goodwill

Changes in goodwill are as follows (in thousands):

	2011	2010
Balance, beginning of year		
Goodwill	$ 315,613	$ 310,653
Accumulated impairment losses	(310,653)	(310,653)
	4,960	—
Changes in Goodwill		
Increases due to current year acquisitions	1,385	4,638
Effects of foreign currency translation	(147)	322
	1,238	4,960
Balance, end of year		
Goodwill	316,851	315,613
Accumulated impairment losses	(310,653)	(310,653)
	$ 6,198	$ 4,960

Goodwill is assigned to the Company's segments as follows (in thousands):

	December 31, 2011	December 31, 2010
Core products	769	—
Emerging products	580	—
Games	4,849	4,960
Total goodwill	$6,198	$4,960

In 2011 the Company acquired two small businesses, recording goodwill at the acquisition dates totaling $1.4 million, and in 2010, the Company acquired Backstage for approximately $6.0 million and recorded associated goodwill of $4.6 million.

During the quarter ended June 30, 2009, the Company determined that the implied fair value of goodwill was zero for each of its reporting units. As a result, the Company impaired $175.6 million, the remaining amount of its goodwill, during the quarter ended June 30, 2009. No impairments of goodwill were recorded in 2011 or 2010.

Note 11. Accrued and Other Liabilities

Accrued and other liabilities consist of (in thousands):

	December 31, 2011	December 31, 2010
Royalties and costs of sales and fulfillment	$26,651	$30,190
Employee compensation, commissions and benefits	12,698	19,353
Sales, VAT and other taxes payable	11,389	13,104
Deferred tax liabilities—current	232	12,162
Other	8,224	10,893
Total	$59,194	$85,702

Note 12. Loss on Excess Office Facilities

The Company completed a business and operational reorganization which led to the reduction of its use of office space in its corporate headquarters in Seattle, Washington and one of its offices in Europe. As a result, the Company recorded losses of $7.4 million during the year ended December 31, 2010. These losses represented approximately $5.5 million of rent and contractual operating expenses over the remaining life of the lease, and approximately $1.6 million for the write-down of leasehold improvements to their estimated fair value. The Company regularly evaluates the market for office space. The total accrued loss of $2.7 million and $4.5 million for estimated future losses on excess office facilities at December 31, 2011 and 2010, respectively, is shown net of expected future sublease income of $0.6 million and $0.1 million, respectively. The Company regularly evaluates the market for office space in the cities where it has operations.

Changes to the accrued losses on excess office facilities are as follows (in thousands):

	December 31,	
	2011	2010
Accrued loss, beginning of year	$ 4,524	$ 3,228
Additional accrued loss on excess office facilities resulting from 2010 restructuring	—	7,396
Less write-down of leasehold improvements	—	(1,552)
Less amounts paid, net of sublease income	(1,131)	(4,548)
Sublease income estimate revision	(646)	—
Accrued loss on excess office facilities, end of year	2,747	4,524
Less current portion	(596)	(1,144)
Accrued loss on excess office facilities, non-current portion	$ 2,151	$ 3,380

Note 13. Shareholders' Equity

Preferred Stock. Each share of Series A preferred stock entitles the holder to one thousand votes and dividends equal to one thousand times the aggregate per share amount of dividends declared on the common stock. There are no shares of Series A preferred stock outstanding.

Undesignated preferred stock will have rights and preferences that are determinable by the Board of Directors when determination of a new series of preferred stock has been established.

Shareholder Rights Plan. On December 2, 2008, the Company and Mellon Investor Services LLC entered into an Amended and Restated Shareholder Rights Plan (Amended and Restated Rights Plan) which amended and restated the existing Shareholder Rights Plan dated December 4, 1998, as amended (Existing Rights Plan). In connection with the Existing Rights Plan, on October 16, 1998, the Company's board of directors declared a dividend of a right to purchase one one-thousandth of a share of the Company's Series A preferred stock (Right) for each outstanding share of the Company's common stock on December 14, 1998 (Record Date). Each share of common stock issued after the Record Date will be issued with an attached Right. The Rights will not immediately be exercisable and detachable from the common stock. The Rights will become exercisable and detachable only following the earlier of the acquisition of the Company by a person or a group of 15 percent or more of the outstanding common stock or ten days following the announcement of a tender or exchange offer for 15 percent or more of the outstanding common stock (Distribution Date). Notwithstanding the foregoing, Robert Glaser, the Company's Chairman of the Board of Directors, is excluded as a person who can trigger the Distribution Date so long as he does not increase his beneficial ownership of shares of the Company's common stock above the number of shares he holds as of the date of the Amended and Restated Rights Plan, except for shares of the Company's common stock he acquires from the exercise of stock options or from stock awards granted to him in connection with his employment with the Company. After the Distribution Date, each Right will entitle the holder to purchase for $120.00 (Exercise Price) one one-thousandth (1/1000th) of a share of the Company's Series A preferred stock with economic terms similar to that of one share of the Company's common stock. Upon a person or a group acquiring 15 percent or more of the outstanding common stock, each Right will allow the holder (other than the acquirer) to purchase common stock or securities of the Company having a then current market value of two times the Exercise Price of the Right. In the event that following the acquisition of 15 percent of the common stock by an acquirer, the Company is acquired in a merger or other business combination or 50 percent or more of the Company's assets or earning power are sold, each Right will entitle the holder to purchase for the Exercise Price, common stock or securities of the acquirer having a then current market value of two times the Exercise Price. In certain circumstances, the Rights may be redeemed by the Company at a redemption price of $0.001 per Right. If not earlier exchanged or redeemed, the Rights will expire on December 2, 2018.

Equity Compensation Plans. The Company has equity-based awards outstanding under five equity compensation plans (Plans) to compensate employees and Directors for past and future services. Generally, options vest based on continuous employment, over a two, four or five-year period. The options expire in either seven, ten, or twenty years from the date of grant and are exercisable at the fair market value of the common stock at the grant date.

Restricted Stock Units and Awards. In 2011, 2010, and 2009, the Company granted restricted stock units and awards representing 520,199, 71,246, and 12,534 shares of common stock, respectively, pursuant to the Company's 2005 Stock Incentive Plan (2005 Plan). In 2011, 2010 and 2009 restricted stock units and awards that vested totaled 94,361, 44,763 and 52,495, respectively. Non-vested restricted stock units and awards outstanding at the end of the December 31, 2011, 2010 and 2009 totaled 462,922, 86,511 and 117,857. Each restricted stock unit granted or cancelled either reduces or increases the shares available for grant under the 2005 Plan by a specified factor set forth in the 2005 Plan. This factor by which restricted stock units affect the shares available for grant was changed from 1.6 shares to 2.2 shares as of June 25, 2007 and was subsequently changed back to 1.6 shares, effective December 17, 2009.

A summary of stock options and restricted stock units activity is set forth in the table below. Prior to August 2011, amounts set forth in the table below reflect actual transactions that occurred as of the dates set forth and as a result are appropriately not adjusted for the special cash dividend paid in August 2011.

	Shares Available for Grant in (000's)	Options Outstanding		Weighted Average Fair Value Grants
		Number of Shares in (000's)	Weighted Average Exercise Price	
Balances, December 31, 2008	1,928	9,884	$29.64	
Options granted at common stock price	(812)	812	12.00	6.00
Stock awards and restricted stock units granted	(27)			11.08
Stock awards and restricted stock units cancelled	56			
Options cancelled as part of stock option exchange(1)	1,275	(4,735)	31.60	
Options granted as part of stock option exchange(1)	—	2,016	14.52	
Options exercised	—	(9)	5.96	
Options cancelled	1,443	(1,443)	30.04	
Balances, December 31, 2009	3,863	6,525	24.44	
Options granted at common stock price	(1,752)	1,752	15.56	7.48
Stock awards and restricted stock units granted	(114)			12.68
Stock awards and restricted stock units cancelled	112			
Options exercised	—	(133)	11.80	
Options cancelled	2,585	(2,585)	21.36	
Balances, December 31, 2010	4,694	5,559	19.68	
Options granted at common stock price	(2,250)	2,250	9.54	5.08
Stock awards and restricted stock units granted	(831)			9.40
Stock awards and restricted stock units cancelled	119			
Increase in shares available to grant from special cash dividend(2)	1,843			
Options exercised	—	(210)	10.57	
Options cancelled	1,234	(1,234)	14.72	
Balances, December 31, 2011	4,809	6,365	14.24	

(1) The Company's stock option exchange program and the amended and restated 2005 Stock Incentive Plan used a specific calculation to determine the number of shares available for grant immediately after the exchange. Based on this calculation, the number of shares available as of December 17, 2009 was 4.0 million shares. This resulted in an increase of the previously outstanding number available for grant by approximately 1.3 million shares.

(2) In connection with the Company's special cash dividend of $1.00 per share of common stock paid in August 2011, and pursuant to the terms of the 2005 Plan, adjustments were made to the aggregate number of shares authorized for issuance under the 2005 Plan to reflect the special dividend. As a result of these adjustments, the previously outstanding number of shares authorized for issuance under the 2005 Plan was increased by approximately 1.8 million shares. Also in connection with the special cash dividend and one-for-four reverse stock split in August 2011, the Company made equitable adjustments to outstanding options and restricted stock units in accordance with the Company's equity compensation plans. For all awards, the fair value of the award before and after the dividend and one-for-four reverse stock split remained the same, thus no incremental expense was recognized in the Company's financial statements as a result of these equitable adjustments.

The following table summarizes information about stock options outstanding at December 31, 2011:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number of Shares (in 000's)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares (in 000's)	Weighted Average Exercise Price
$0.04 — $7.00	208	4.11	$ 3.94	181	$ 3.58
$7.08 — $7.44	920	6.84	7.43	7	7.21
$7.48 — $10.20	647	5.76	8.37	193	8.29
$10.28 — $10.36	91	6.38	10.34	7	10.36
$10.40 — $10.52	1,128	4.80	10.51	1,071	10.52
$10.56 — $11.04	250	5.53	10.89	186	10.88
$11.08 — $11.36	761	5.79	11.36	116	11.34
$11.40 — $14.40	691	4.26	13.62	348	13.52
$14.56 — $20.36	692	3.51	18.83	669	18.82
$20.48 — $180.00	977	2.31	31.67	966	31.77
	6,365	4.76	$14.24	3,744	$17.35

The weighted average remaining contractual life of the exercisable options in the table above is 3.8 years. The aggregate intrinsic value of stock options exercised in 2011, 2010 and 2009 was $0.3 million, $0.5 million and $0.1 million. The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2011 was $0.8 million and $0.7 million, respectively.

Employee Stock Purchase Plan. In 2007, the Company adopted the 2007 Employee Stock Purchase Plan (2007 ESPP) to replace the 1998 Employee Stock Purchase Plan, which expired on December 31, 2007 following the conclusion of the final offering period. There are 1.1 million shares of common stock reserved for issuance under the 2007 ESPP. Under the 1998 ESPP and the 2007 ESPP, an eligible employee may purchase shares of common stock, based on certain limitations, at a price equal to 85 percent of the fair market value of the common stock at the end of the semi-annual offering periods. Under the 2007 ESPP, 110,000, 90,250, and 127,750 shares at a weighted average fair value of the employee stock purchase rights of $1.53, $2.32, and $1.96 were purchased during the years ended December 31, 2011, 2010 and 2009, respectively.

Stock Option Exchange. On September 21, 2009, RealNetworks' shareholders approved a proposal to allow for a one-time stock option exchange program designed to provide eligible employees an opportunity to exchange certain outstanding underwater stock options for a lesser amount of new options to be granted with lower exercise prices. Stock options eligible for exchange were those with an exercise price per share greater than $13.92. On November 19, 2009, the Company commenced the option exchange program, which expired on December 17, 2009. A total of 4.7 million eligible stock options were tendered by employees, representing 72% of the total stock options eligible for exchange. Section 16 officers and directors of the Company were not eligible to participate in the exchange. On December 17, 2009, the Company granted an aggregate of 2.0 million new stock options in exchange for the eligible stock options surrendered. The exercise price of the new stock options was $10.52, which was the closing price of the Company's common stock on December 17, 2009. The new stock options were granted under the 2005 Plan. No incremental stock option expense was recognized for the exchange because the fair value of the new options, using standard employee stock option valuation techniques, was not greater than the fair value of the surrendered options they replaced.

Note 14. Income Taxes

Components of income (loss) before income taxes are as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
United States operations	$(50,100)	$(49,650)	$(191,738)
Foreign operations	5,671	15,327	(47,970)
Income (loss) before income taxes	$(44,429)	$(34,323)	$(239,708)

Components of income tax expense (benefit) are as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Current:			
United States federal	$ 422	$(45,844)	$(3,400)
State and local	920	(379)	457
Foreign	5,314	9,150	2,009
Total current	6,656	(37,073)	(934)
Deferred:			
United States federal	(22,006)	—	5,741
State and local	(555)	—	(741)
Foreign	(1,424)	622	(745)
Total deferred	(23,985)	622	4,255
Total income tax expense (benefit)	$(17,329)	$(36,451)	$ 3,321

Income tax expense differs from "expected" income tax expense (computed by applying the U.S. federal income tax rate of 35%) due to the following (in thousands):

	Years Ended December 31,		
	2011	2010	2009
United States federal tax expense (benefit) at statutory rate	$(15,550)	$(12,013)	$(83,898)
State taxes, net of United States federal tax benefit	1,320	(379)	(284)
Change in valuation allowance	(9,119)	13,191	16,207
Non-deductible stock compensation	571	992	1,551
Non-deductible goodwill impairment charge	—	—	54,740
Impact of non-U.S. jurisdictional tax rate difference	(368)	(1,173)	5,206
Non-taxable income attributable to noncontrolling interest	—	1,018	9,193
Extraterritorial Income Exclusion and previously acquired NOLs	—	(32,232)	—
Research and development tax credit	(1,372)	(2,053)	(1,727)
Increase/(reversal) of unrecognized tax benefits	2,100	(4,410)	2,137
Other	5,089	608	196
Total income tax expense (benefit)	$(17,329)	$(36,451)	$ 3,321

Net deferred tax assets are comprised of the following (in thousands):

	December 31, 2011	December 31, 2010
Deferred tax assets:		
United States federal net operating loss carryforwards	$ 28,228	$ 29,411
Deferred expenses	14,056	6,515
Research and development tax credit carryforwards	21,496	21,063
Alternative minimum tax credit carryforward	3,068	3,068
Net unrealized loss on investments	10,943	11,512
Capital loss carryforwards	5,297	5,302
Accrued loss on excess office facilities	997	1,696
Stock-based compensation	16,101	15,124
State net operating loss carryforwards	3,999	5,702
Foreign net operating loss carryforwards	20,582	3,092
Deferred revenue	495	1,150
Equipment, software, and leasehold improvements	8,133	10,285
Intangibles	48	47
Other	6,457	7,502
Gross deferred tax assets	139,900	121,469
Less valuation allowance	105,189	106,169
Gross deferred tax assets, net of valuation allowance	34,711	15,300
Deferred tax liabilities:		
Other intangible assets	(1,550)	(1,297)
Net unrealized gains on investments	(3,904)	(7,088)
Other	(880)	(1,236)
Prepaid expenses	(1,445)	(2,184)
Capitalized software development costs	(3,504)	(2,971)
Gross deferred tax liabilities	(11,283)	(14,776)
Net deferred tax assets	$ 23,428	$ 524

Income tax receivables were $6.7 million and $14.6 million at December 31, 2011 and 2010, respectively. The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the appropriate taxing jurisdictions. During the year ended December 31, 2011, the Company released $22.6 million of the valuation allowance related to the Company's deferred tax assets. These deferred tax assets relate primarily to capital loss carryforwards, and net operating loss carryforwards which the Company determined it will more likely than not be able to utilize due to the generation of sufficient taxable income in the future from the asset purchase agreement the Company entered into on January 26, 2012 with Intel Corporation pursuant to which it will sell certain patent assets and related rights for $120 million in cash. Of the total valuation allowance release, $22.6 million was recorded as an income tax benefit in the Consolidated Financial Statements. The Company maintains a partial valuation allowance of $105.2 million for its deferred tax assets due to uncertainty regarding their realization as of December 31, 2011. Adjustments could be required in the future if the Company estimates that the amount of deferred tax assets to be realized is more or less than the net amount the Company has recorded. Any increase or decrease in the valuation allowance could have the effect of increasing or decreasing the income tax provision in the statement of operations.

The net change in valuation allowance was a $1.0 million decrease and a $5.1 million increase during the years ended December 31, 2011 and 2010, respectively. The 2011 net decrease in valuation allowance is caused primarily by an increase in deferred tax assets related to pre-acquisition foreign net operating losses that the Company placed a valuation allowance on because it is not more likely than not that the Company can benefit these deferred tax assets in the future, netted with the valuation allowance release on U.S. deferred tax assets.

The Company's United States federal net operating loss carryforwards totaled $80.7 million and $84.0 million at December 31, 2011 and 2010, respectively. These net operating loss carryforwards begin to expire between 2012 and 2032. In 2011, the remaining net operating loss carryforwards are from the U.S. taxable losses in 2010 and 2011 and acquired subsidiaries that are limited under Internal Revenue Code Section 382. The Company's United States federal research and development tax credit carryforward totaled $21.5 million and $21.0 million at December 31, 2011 and 2010. The research and development credit carryforwards expire between 2020 and 2031. The Company's alternative minimum tax credit carryforward totaled $3.1 million at both December 31, 2011 and December 31, 2010, and can be carried forward indefinitely.

In the fourth quarter of 2011, the Company received a cash payment of approximately $8.6 million and in the third quarter of 2010 received a cash payment of approximately $29.5 million, as the result of a refund of U.S. federal taxes previously paid. Of the 2011 amount, $2.5 million is related to the 2008 amended tax return that was filed as a result of the 2005 to 2007 Internal Revenue Service (IRS) examination related primarily to allowed deductions and taxes on foreign sales associated with the Company's 2005 antitrust settlement with Microsoft Corporation. The remaining $6.1 million in refunds were related to net operating loss carryback and prior year tax overpayments. The Company recorded the related income tax benefit and tax receivable for both the 2011 and 2010 refunds in it is consolidated financial statements for the year ended December 31, 2010.

The Company recognizes tax liabilities in accordance with FASB ASC 740 (previously FIN No. 48, *Accounting for Uncertainty in Income Taxes*), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements. This pronouncement prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in the Company's tax returns. As of December 31, 2011 and December 31, 2010, the Company had $16.7 million and $14.0 million of unrecognized tax benefits, respectively. Of the increase, $3.0 million is due to transfer pricing risk in foreign jurisdictions and $0.5 million is related to other prior year positions, partially offset by a decrease of $0.8 million related to the closure of a foreign subsidiary which had reserves related to transfer pricing and the expiration of the statute of limitations on state tax returns. The total amount of unrecognized tax benefits that would affect the Company's effective tax rate if recognized is $13.5 million as of December 31, 2011 and $11.0 million as of December 31, 2010.

The Company elected to recognize accrued interest and penalties related to uncertain tax positions as a component of income tax expense. As of December 31, 2011 and December 31, 2010, the Company had approximately $0.8 million and $0.7 million of accrued interest and penalties related to uncertain tax positions, respectively. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision. We currently anticipate the closure of foreign income tax examinations in the next twelve months that may decrease the Company's total unrecognized tax benefits by an amount up to $12.0 million as a result of the successful defense of the Company's positions, the settlement and payment of a liability, or a combination thereof. Additionally, the Company anticipates that its total unrecognized tax benefits may increase by an amount up to $2.7 million as a result of a potential transfer pricing change.

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Balance, beginning of year	$14,033	$ 59,826	$10,455
Increases related to prior year tax positions	—	130	—
Decreases related to prior year tax positions	(768)	(57,234)	(820)
Increases related to current year tax positions	3,518	11,311	50,191
Expiration of the statute of limitations	(62)	—	—
Balance, end of year	$16,721	$ 14,033	$59,826

Note 15. Commitments and Contingencies

Commitments. The Company has commitments for future payments related to office facilities leases and other contractual obligations. The Company leases office facilities under various operating leases expiring through 2019. The Company also has other contractual obligations, primarily relating to minimum contractual payments due to content and other service providers, expiring over varying time periods in the future. Future minimum payments are as follows (in thousands):

	Office Leases	Other Contractual Obligations	Total
2012	$10,358	$ 88	$10,446
2013	10,250	88	10,338
2014	8,518	—	8,518
2015	2,149	—	2,149
2016	1,479	—	1,479
Thereafter	967	—	967
Total minimum payments	$33,721	$176	$33,897

Of the total office lease future minimum payments, $3.4 million is recorded in accrued loss on excess office facilities at December 31, 2011.

Rent expense during the years ended December 31, 2011, 2010, and 2009, was $9.2 million, $10.6 million, and $12.3 million, respectively.

Borrowing Arrangements. The Company's subsidiary, WiderThan, has entered into lines of credit with a Korean domestic bank with an aggregate maximum available limit of $0.9 million at interest rates of approximately 6% over the rate earned on the underlying deposits. During the years ended December 31, 2011 and 2010, WiderThan did not draw on the line of credit and there was no balance outstanding as of December 31, 2011 or December 31, 2010.

The Company's subsidiary, WiderThan, uses electronic promissory notes issued by a Korean domestic bank with an aggregate line of credit of up to $2.2 million. The charged amounts are generally payable in the following month depending on the billing cycle and are included in accounts payable in the consolidated balance sheets. In general, the term of the arrangement is one year, with renewal in April of each year. The arrangement may be renewed in writing by mutual agreement between WiderThan and the bank. WiderThan is not subject to any financial or other restrictive covenants under the terms of this arrangement. As of December 31, 2011, the Company had $0.4 million outstanding on this promissory note and other guarantees.

401(k) Retirement Savings Plan. The Company has a salary deferral plan (401(k) Plan) that covers substantially all employees. Under the plan, eligible employees may contribute up to 50% of their pretax salary, subject to the Internal Revenue Service annual contribution limits. During the years ended December 31, 2011, 2010, and 2009, the Company matched 50% of employee contributions to the 401(k) Plan, on up to three percent of participating employees' compensation, and contributed $1.1 million, $1.4 million, and $1.4 million, respectively, in matching contributions. The Company can terminate the matching contributions at its discretion. The Company has no other post-employment or post-retirement benefit plans.

Litigation. On November 1, 2011, a lawsuit was filed by Callertone Innovations, LLC ("Callertone") against MetroPCS Wireless, Inc. and MetroPCS Communications, Inc., (collectively, "MetroPCS") in the U.S. District Court for the District of Delaware alleging that MetroPCS infringes Callertone's patents by providing ringback tone services. The Company agreed to indemnify MetroPCS against the claims based on an indemnity that is claimed to be owed by the Company. The complaint was served on MetroPCS on January 14, 2012, and the Company is currently preparing its answer. The Company disputes the plaintiff's allegations regarding both the validity of its patents and its claims of infringement against MetroPCS. The Company is unable to provide meaningful quantification of how the final resolution of this litigation may impact its future consolidated financial statements.

On October 28, 2011, a lawsuit was filed by Callertone Innovations, LLC ("Callertone") against T-Mobile USA, Inc. ("T-Mobile") in the U.S. District Court for the District of Delaware alleging that T-Mobile infringes Callertone's patents by providing ringback tone services. The Company agreed to indemnify T-Mobile against the claims based on an indemnity that is claimed to be owed by the Company. The complaint was served on T-Mobile on January 16, 2012, and the Company is currently preparing its answer. The Company disputes the plaintiff's allegations regarding both the validity of its patents and its claims of infringement against T-Mobile. The Company is unable to provide meaningful quantification of how the final resolution of this litigation may impact its future consolidated financial statements.

In July 2010, the Washington State Office of the Attorney General (Washington AG) sent a letter referencing complaints from consumers relating to RealNetworks' various consumer products since 2005. The letter advised the Company that it may be violating Washington State's consumer protection laws, and invited the Company to consider changing certain of its consumer practices. The Company subsequently met with representatives of the Washington AG to review and discuss the complaints and, although the Company did not believe that its practices violated the law, it voluntarily made changes to certain of its online order paths through which consumers purchase the Company's subscription products in order to address certain of the Washington AG's concerns.

Notwithstanding the foregoing, in March and September 2011, the Consumer Protection Division of the Washington AG issued civil investigative demands to the Company requesting information and documents relating to certain of the Company's consumer marketing practices during the period from 2005 to 2011. The Company is cooperating and is in discussions with the Washington AG regarding the investigation, and has begun to respond to the Washington AG's requests. The Washington AG has not initiated any enforcement action against the Company. The Company does not believe it has violated any laws, but cannot predict the outcome of the investigation at this time, including whether the investigation will result in significant expenses, monetary damages, penalties or injunctive relief that would reduce the Company's cash flows or harm its business. The Company is unable to provide meaningful quantification of how or if the final resolution of this investigation would impact its future consolidated financial statements.

On September 30, 2008, the Company filed a declaratory action against Disney Enterprises, Inc., Paramount Pictures Corp., Sony Pictures Entertainment, Inc., Twentieth Century Fox Film Corp., NBC Universal, Inc., Warner Bros. Entertainment, Inc., Viacom, Inc. (collectively, the "Studios") and the DVD Copy Control Association (DVD CCA) in the U.S. District Court for the Northern District of California relating to the Company's RealDVD product (the "RealDVD Litigation"), which, among other things, allows consumers to securely store DVD content on their hard drives. On the same day, various movie studios filed suit against the Company that alleged, among other things, that by offering the RealDVD product, the Company has violated the

Digital Millennium Copyright Act and sought to enjoin the sale or distribution of the RealDVD product. In May 2009, the Company moved to amend its complaint against the Studios to add claims that the Studios and DVD CCA conspired to violate, and have violated, state and federal antitrust laws by, among other things, unlawfully eliminating competition in the market for technology that enables a consumer to make a lawful, secure backup copy of a DVD and made similar counterclaims against the DVD CCA. On August 11, 2009, the court in the Northern District of California granted the movie studios' motion for preliminary injunction, which enjoined the Company from selling or otherwise distributing RealDVD to the public, which the Company appealed to the U.S. Court of Appeals for the Ninth Circuit. On March 1, 2010, the Company entered into a settlement agreement with the Studios and related entities as well as the DVD CCA with respect to the RealDVD Litigation. Under the terms of the settlement agreement, the Company is obligated to pay $4.5 million to the Studios for the Studios' fees and costs in connection with the RealDVD Litigation. In addition, the Company agreed to the terms of a consent judgment, as entered by the District Court in the Northern District of California on March 3, 2010, which, among other things, permanently enjoins the Company from distributing or offering RealDVD or any other technology, product, service or device that enables the duplication of, redistribution of, or unauthorized access to, copyrighted content protected by the Content Scramble System or technologies known as ARccOS or RipGuard. All claims and counterclaims in the RealDVD Litigation, including the Company's claims of breach of federal antitrust laws against the Studios, were either resolved by the consent judgment or dismissed with prejudice, and the Company withdrew its appeal to the U.S. Court of Appeals for the Ninth Circuit relating to the preliminary injunction. The Company's payment obligation under the settlement agreement is reflected in the Company's consolidated financial statements for the year ended December 31, 2009.

On April 25, 2007, a lawsuit was filed by Greenville Communications, LLC in Greenville, Mississippi against a number of cell phone carriers, including the Company's partners T-Mobile USA, Inc. and Alltel Corporation, alleging that they infringe its patents by providing ringback tone services. The Company agreed to indemnify T-Mobile and Alltel against the claims based on an indemnity that is claimed to be owed by the Company. On August 27, 2007, the Company's motion to transfer this matter to the U.S. District Court for the District of New Jersey was granted. The parties briefed claim construction, but the case was subsequently stayed pending reexamination of the patents at issue. On December 10, 2009, the U.S. Patent and Trademark Office issued notice of its intent to issue reexamination certificates for the patents in suit. The District Court lifted the stay on the litigation on January 29, 2010 and discovery has resumed. On September 28, 2011, the District Court held a claims construction hearing but has not yet issued a ruling. The Company disputes the plaintiff's allegations regarding both the validity of its patents and its claims of infringement against the Company's partners. The Company is unable to quantify in a meaningful way the potential impact of the final resolution of this litigation on the Company's future consolidated financial statements.

The Company has also been involved in a proceeding in the U.S. District Court for the Southern District of New York to determine a royalty rate for the public performance of music contained in the American Society of Composers, Authors and Publishers (ASCAP) catalogue. In April 2008, the district court issued a preliminary ruling that sets forth, among other things, a methodology to be used to calculate the royalties owed to ASCAP and subsequently issued additional rulings. After working with ASCAP to make a final determination of amounts due under the court's rulings, the Company reached a partial agreement with ASCAP on January 12, 2009. The Company believes it has sufficiently accrued for expected royalties under the agreement, but the Company appealed some aspects of the court's rulings that underlie the agreement, arguing that the district court had adopted an improper formula for establishing royalty rates. ASCAP also appealed the district court's ruling, arguing that the district court should have ruled that all transmissions of content downloads constituted public performances. On September 28, 2010, the U.S. Court of Appeals for the Second Circuit issued an opinion substantially ruling in favor of each of the Company's positions that were on appeal. On the public performance issue, the Second Circuit ruled that delivering a download is neither a "performance" nor "public," and therefore ASCAP is not entitled to any royalties for such downloads. The Second Circuit agreed with the Company that the formula adopted by the District Court for establishing royalties was unreasonable and unsupported, and directed the District Court to establish new rates that reflect the "varying nature and scope" of the Company's music use. These rates are relevant to the Company's operation of the Rhapsody music business prior to the completion of its restructuring at the end of the first quarter of 2010. The rates are also relevant to the ongoing business of Rhapsody in which the Company continues to hold an approximate 47% interest. The case was remanded to the District Court for a new trial to re-determine royalty rates, but on September 29, 2011, the Company, Rhapsody and ASCAP finalized the terms of a settlement agreement. Under the terms of the settlement, the Company owes ASCAP no further payments for performances of ASCAP music during the applicable time period.

From time to time the Company is, and expects to continue to be, subject to legal proceedings, governmental investigations and claims in the ordinary course of business, including employment claims, contract-related claims, and claims of alleged infringement of third-party patents, trademarks and other intellectual property rights. These claims, including those described above, even if not meritorious, could force the Company to spend significant financial and managerial resources. The Company is not aware of any other legal proceedings or claims that the Company believes will have, individually or taken together, a material adverse effect on the Company's business, prospects, financial condition or results of operations. However, the Company may incur substantial expenses in defending against third-party claims. In addition, given the broad distribution of some of the Company's consumer products, any individual claim related to those products could give rise to liabilities that may be material to the Company. In the event of a determination adverse to the Company, the Company may incur substantial monetary liability, and/or be required to change its business practices. Either of these could have a material adverse effect on the Company's consolidated financial statements.

Note 16. Guarantees

In the ordinary course of business, the Company is not subject to potential obligations under guarantees that fall within the scope of ASC 460 — *Guarantees* (ASC 460), except for standard indemnification and warranty provisions that are contained within many of the Company's customer license and service agreements, and give rise only to the disclosure requirements prescribed by ASC 460.

Indemnification and warranty provisions contained within the Company's customer license and service agreements are generally consistent with those prevalent in the Company's industry. The duration of the Company's product warranties generally does not exceed 90 days following delivery of the Company's products. The Company has not incurred significant obligations under customer indemnification or warranty provisions historically and does not expect to incur significant obligations in the future. Accordingly, the Company does not maintain accruals for potential customer indemnification or warranty-related obligations.

Note 17. Segment Information

As of July 1, 2010, the Company reorganized the management of its product lines and businesses in order to more efficiently develop and sell its products, and more cost effectively manage its operations. Since the quarter ended September 30, 2010, the Company's financial results have reflected the new corporate organization with the following reporting segments: (1) Core Products, which includes financial results from existing and future software as a service offerings of ringback tones, music on demand, video on demand, storefront services and inter-carrier messaging; systems integration and professional services; Helix software and licenses for handsets; SuperPass; and the Company's international radio subscriptions; (2) Emerging Products, which includes financial results from RealPlayer, including distribution of third-party products, advertising and other revenue, and new products and services that will be introduced over time for consumers or enterprise customers; and (3) Games, which was unchanged and includes all games-related financial results, including game sales, subscriptions services, syndication services, advertising-supported games, and mobile and social games. In addition, the Company continues to present financial results for its former Music segment on a historical basis only. The Music segment primarily included financial results and operating performance of the Company's Rhapsody joint venture, which was restructured as of March 31, 2010. As a result of the restructuring, Rhapsody's results are not consolidated with the Company's financial statements for periods after March 31, 2010. The Company reports its share of Rhapsody's income or losses as "Equity in net loss of Rhapsody and other equity method investments" in "Other income." The Company reflected the reorganization of its segments for periods prior to September 30, 2010, to allow for comparability between the periods.

Beginning with the third quarter of 2010, the Company also changed how it allocates corporate and shared overhead expenses. Previously, RealNetworks allocated common corporate overhead expenses, including but not limited to finance, legal and headquarters facilities, to each business segment. Beginning in the quarter ended September 30, 2010, these shared expenses, as well as stock compensation costs, are shown in the aggregate as "Corporate" expenses and are not reflected in segment results for the business segments described in the preceding paragraph. Only direct business segment expenses, such as research and development, marketing and certain other business shared services, are reflected in the associated business segment results. The changes in the allocation of corporate expenses was designed to help ensure that business segment results reflect only those items that are directly attributable to that segment's performance and that shared overhead expenses are centrally managed to promote focus on and accountability for the overall corporate cost structure.

The Company reports three reporting segments based on factors such as how the Company manages its operations and how its Chief Operating Decision Maker reviews results. The Company's Chief Operating Decision Maker is considered to be the Company's CEO Staff (CEOS), which includes the Company's Chief Executive Officer, Chief Financial Officer, Executive Vice President, Chief Legal Officer and certain Senior Vice Presidents. The CEOS reviews financial information presented on both a consolidated basis and on a business segment basis, accompanied by certain disaggregated information about products and services, geographical regions and corporate expenses for purposes of making decisions and assessing financial performance. The CEOS reviews discrete financial information regarding profitability of the Company's Core Products, Emerging Products, Games, and, prior to April 1, 2010, Music segments and, therefore, the Company reports these as operating segments. The accounting policies used to derive segment results are generally the same as those described in Note 1, *Description of Business and Summary of Significant Accounting Policies.*

Segment operating income (loss) before income taxes for the years ended December 31, 2011, 2010 and 2009, respectively is as follows:

Core Products

	2011	2010	2009	2011-2010 Change	% Change	2010-2009 Change	% Change
Revenue	$191,240	$212,845	$233,365	$(21,605)	(10)%	$(20,520)	(9)%
Cost of revenue	83,696	83,733	81,774	(37)	(0)%	1,959	2%
Impairment of deferred costs	19,329	—	—	19,329	100%	—	—
Gross profit	88,215	129,112	151,591	(40,897)	(32)%	(22,479)	(15)%
Operating expenses	75,188	86,217	138,502	(11,029)	(13)%	(52,285)	(38)%
Operating income	$ 13,027	$ 42,895	$ 13,089	$(29,868)	(70)%	$ 29,806	228%

Emerging Products

	2011	2010	2009	2011-2010 Change	% Change	2010-2009 Change	% Change
Revenue	$46,590	$41,761	$ 45,207	$ 4,829	12%	$ (3,446)	(8)%
Cost of revenue	11,879	7,123	6,884	4,756	67%	239	3%
Impairment of deferred costs	633	—	—	633	100%	—	—
Gross profit	34,078	34,638	38,323	(560)	(2)%	(3,685)	(10)%
Operating expenses	36,011	28,053	73,211	7,958	28%	(45,158)	(62)%
Operating income (loss)	$(1,933)	$ 6,585	$(34,888)	$(8,518)	(129)%	$ 41,473	119%

Games

	2011	2010	2009	2011-2010 Change	% Change	2010-2009 Change	% Change
Total revenue	$97,856	$111,394	$122,824	$(13,538)	(12)%	$(11,430)	(9)%
Cost of revenue	30,646	29,071	32,862	1,575	5%	(3,791)	(12)%
Gross profit	67,210	82,323	89,962	(15,113)	(18)%	(7,639)	(8)%
Operating expenses	60,633	78,275	127,908	(17,642)	(23)%	(49,633)	(39)%
Operating income (loss)	$ 6,577	$ 4,048	$(37,946)	$ 2,529	63%	$ 41,994	111%

Music

	2011	2010	2009	2011-2010 Change	% Change	2010-2009 Change	% Change
Total revenue	$—	$35,733	$160,868	$(35,733)	(100)%	$(125,135)	(78)%
Cost of revenue	—	21,864	98,322	(21,864)	(100)%	(76,458)	(78)%
Gross profit	—	13,869	62,546	(13,869)	(100)%	(48,677)	(78)%
Total operating expenses	—	13,911	129,085	(13,911)	(100)%	(115,174)	(89)%
Operating income (loss)	$—	$ (42)	$(66,539)	$ 42	100%	$ 66,497	100%

Corporate

	2011	2010	2009	2011-2010 Change	% Change	2010-2009 Change	% Change
Cost of revenue	$ 416	$ 2,932	$ 2,300	$ (2,516)	(86)%	$ 632	27%
Total operating expenses	54,865	85,081	108,654	(30,216)	(36)%	(23,573)	(22)%
Operating loss	$(55,281)	$(88,013)	$(110,954)	$ 32,732	37%	$ 22,941	21%

The Company's customers consist primarily of consumers and corporations located in the U.S., Europe, and various foreign countries. Revenue by geographic region is as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
United States	$162,720	$227,823	$374,283
Europe	74,602	79,820	96,146
Rest of the World	98,364	94,090	91,835
Total	$335,686	$401,733	$562,264

Long-lived assets, consisting of equipment, software, leasehold improvements, other intangible assets, and goodwill by geographic region are as follows (in thousands):

	December 31,	
	2011	2010
United States	$38,543	$43,655
Republic of Korea	4,063	5,659
Europe	2,949	3,069
Rest of the World	5,286	2,900
Total long-lived assets	$50,841	$55,283

Net assets including minority interest by geographic location are as follows (in thousands):

	December 31,	
	2011	2010
United States	$225,271	$352,341
Republic of Korea	1,903	12,374
Europe	30,130	33,029
Rest of the World	13,983	15,001
Total	$271,287	$412,745

Note 18. Related Party Transactions

Transactions with MTVN. As part of the initial formation of Rhapsody in 2007, MTVN contributed a $230 million five-year note payable in partial consideration for acquiring MTVN's interest in the venture. In February 2009, RealNetworks and MTVN signed an amendment to the Rhapsody joint venture agreement which reduced the amount payable under the MTVN note to $213.8 million over the original five-year term and on March 31, 2010, the note was cancelled in connection with the completion of the Rhapsody restructuring transactions. During the year ended December 31, 2010, Rhapsody received $1.2 million in cash as note payments and spent $1.1 million in advertising with MTVN. During the year ended December 31, 2009, Rhapsody received $33.0 million in cash as note payments and spent $33.3 million in advertising with MTVN. MTVN agreed to a new $33 million marketing commitment as part of the restructuring transactions that were completed on March 31, 2010. RealNetworks no longer consolidates Rhapsody's financial position and results, and consequently these transactions are no longer considered related party transactions. See Note 3, Rhapsody Joint Venture, for more information on the restructuring transactions.

Transactions with Rhapsody. For periods between August 2007 and March 31, 2010, the Company also provided various support services, including items such as facilities, information technology systems, personnel support and some overhead charges, associated with the support services, directly to Rhapsody. The allocation of these and other support service costs were based on various measures depending on the service provided, including employee headcount, time employees spend on providing services to Rhapsody, server usage or number of users of a service. The allocations of these costs were billed directly to Rhapsody. Prior to March 31, 2010, the Company treated these allocations as intercompany transactions and all such transactions were eliminated in consolidation. As of March 31, 2010, the Company no longer consolidates these transactions.

Following the restructuring transactions, the Company is obligated to provide Rhapsody with a reduced amount of support services unless earlier terminated by Rhapsody. These support services are expected to be completed in the first half of 2012 unless earlier terminated by Rhapsody. The support services include information technology and limited operational support provided directly to Rhapsody. The amount of these and other support service costs were based on various measures depending on the service provided, including vendor fees, an allocation of fixed costs and time employees spend on providing services to Rhapsody. RealNetworks allocates the cost of providing these support services and records such allocation as a reduction to the related expense in the period for which it was incurred. During the years ended December 31, 2011 and 2010, the Company charged Rhapsody $2.2 million and $3.2 million, respectively, for the support services.

Transactions with LoEn Entertainment, Inc. During the fourth quarter of 2008, the Company paid $9.9 million to acquire approximately 11% of the outstanding shares of LoEn Entertainment, Inc. (LoEn). The Company paid market price for approximately 2.8 million common shares of LoEn which are traded on the Korean Securities Dealers Automated Quotations. The Company's investment in LoEn is treated as an equity investment of a public company and is marked-to-market each period with resulting gains or losses recognized in accumulated other comprehensive loss as unrealized holding gains/losses on investment. During the years ended December 31, 2011, 2010, and 2009 the Company recorded revenue from LoEn of approximately $20.3 million, $18.0 million and $13.5 million, respectively. This revenue consisted primarily of sales of application service provider services, which include sales of ringback tones, music-on-demand, video-on-demand, and inter-carrier messaging services. Associated with these transactions, the Company also recorded accounts receivable of approximately $2.1 million and $3.2 million as of December 31, 2011 and 2010, respectively. Accounts payable and cost of revenue balances associated with LoEn as of and for the years ended December 31, 2011 and 2010 were nominal.

Note 19. Subsequent Event

On January 26, 2012, the Company entered into an asset purchase agreement with Intel Corporation pursuant to which the Company will sell substantially all of its patent assets and related rights held by the Company and its next generation video codec technology for $120.0 million and the assumption of certain liabilities, subject to potential adjustments. In connection with the transaction, the Company also entered into a license agreement with Intel pursuant to which the Company will obtain a non-exclusive, royalty-free, fully paid up, irrevocable and worldwide license to use the patents assets the Company will sell to Intel in connection with the Company's businesses. The consummation of these transactions is subject to closing conditions and is expected to close in the first quarter of 2012.

Note 20. Quarterly Information (Unaudited)

The following table summarizes the unaudited statement of operations for each quarter of 2011 and 2010 (in thousands, except per share data):

	Total	Dec. 31 (2)	Sept. 30 (4)	June 30	Mar. 31 (3)
2011:					
Net revenue	$335,686	$ 80,219	$84,414	$83,752	$ 87,301
Gross profit	189,087	28,168	52,598	53,086	55,235
Operating (loss) income	(37,610)	(23,677)	(3,483)	(4,784)	(5,666)
Net income (loss) attributable to common shareholders	(27,100)	(2,764)	(5,182)	(6,849)	(12,305)
Basic net income (loss) per share available to common shareholders(1)	(0.79)	(0.08)	(0.15)	(0.20)	(0.36)
Diluted net income (loss) per share available to common shareholders(1)	(0.79)	(0.08)	(0.15)	(0.20)	(0.36)
2010:					
Net revenue	$401,733	$ 97,817	$86,432	$88,884	$128,600
Gross profit	257,010	62,112	55,722	59,735	79,441
Operating (loss) income	(34,527)	5,979	(4,150)	(21,694)	(14,662)
Net income (loss) attributable to common shareholders	5,038	3,194	24,523	(25,907)	3,228
Basic net income (loss) per share available to common shareholders(1)	0.26	0.09	0.72	(0.77)	0.21
Diluted net income (loss) per share available to common shareholders(1)	0.26	0.09	0.71	(0.77)	0.20

(1) The sum of the quarterly net income per share will not necessarily equal the net income per share for the year due to the use of weighted average quarterly shares and the effects of rounding.

(2) The quarter ended December 31, 2011 included impairments of deferred costs of $20.0 million, described more fully in Note 7, Deferred Costs, and an income tax benefit of $22.6 million resulting from a release of a portion of the valuation allowance, as described more fully in Note 14, Income Taxes.

(3) The quarter ended March 31, 2010 included a one-time net gain on deconsolidation of Rhapsody of $10.9 million which was recorded in other income and expense, net. This item is described more fully in Note 3, Rhapsody Joint Venture.

(4) The Company received a cash payment of approximately $29.5 million in the quarter ended September 30, 2010 as a result of a refund of federal taxes previously paid. The Company recorded the cash proceeds from the refund as an income tax benefit in its statement of operations and recognized other income tax benefits related to this matter, including the reversal of a liability for uncertain tax positions, in the quarter ended September 30, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RealNetworks, Inc.:

We have audited the accompanying consolidated balance sheets of RealNetworks, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and noncontrolling interest, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RealNetworks, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), RealNetworks, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 29, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Seattle, Washington
February 29, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RealNetworks, Inc.:

We have audited RealNetworks, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). RealNetworks, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, RealNetworks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of RealNetworks, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and noncontrolling interest, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 29, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Seattle, Washington
February 29, 2012

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

Our management, with the participation of the principal executive officer and principal financial officer, has evaluated the effectiveness of our "disclosure controls and procedures" (as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act)). Based on their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that we file or submit under the Exchange Act (1) is recorded, processed, summarized, and reported within the time period specified in the Securities and Exchange Commission rules and forms and (2) is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, our management concluded that, as of December 31, 2011 RealNetworks maintained effective internal control over financial reporting.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2011. This attestation is included within Item 8.

Changes in Internal Control over Financial Reporting

Our management, with the participation of the principal executive officer and principal financial officer, has evaluated the changes to our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2011 as required by paragraph (d) of Rules 13a-15 and 15d-15 of the Exchange Act and has concluded that there were no such changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III.

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item is incorporated by reference to the information contained in part in the sections captioned "Election of Director(s)-Nominee(s) for Director," "Board of Directors-Continuing Directors-Not Standing for Election This Year," "Board of Directors-Committees of the Board," "Board of Directors-Code of Business Conduct and Ethics" and "Voting Securities and Principal Holders-Section 16(a) Beneficial Ownership Reporting Compliance" of the Proxy Statement relating to RealNetworks' 2012 Annual Meeting of Shareholders or in an amendment to this Form 10-K, to be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended December 31, 2011.

The remaining information required by this Item is set forth in Part I of this report under the caption "Executive Officers of the Registrant."

Item 11. *Executive Compensation*

The information required by this Item is incorporated by reference to the information contained in the section captioned "Executive Compensation" of the Proxy Statement relating to RealNetworks' 2012 Annual Meeting of Shareholders or in an amendment to this Form 10-K, to be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended December 31, 2011.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information required by this Item is incorporated by reference to the information contained in the section captioned "Voting Securities and Principal Holders" of the Proxy Statement relating to RealNetworks' 2012 Annual Meeting of Shareholders or in an amendment to this Form 10-K, to be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended December 31, 2011.

Equity Compensation Plans

As of December 31, 2011, we had awards outstanding under five equity compensation plans. These plans include the RealNetworks, Inc. 1995 Stock Option Plan (1995 Plan), the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (1996 Plan), the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (2000 Plan), the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated (2005 Plan), and the RealNetworks, Inc. 2002 Director Stock Option Plan (2002 Plan). In addition, we maintain the RealNetworks, Inc. 2007 Employee Stock Purchase Plan, as amended and restated October 2010 (2007 ESPP). The 1995 Plan, 1996 Plan, 2002 Plan, 2005 Plan and 2007 ESPP have been approved by our shareholders. The 2000 Plan has not been approved by our shareholders.

In 2005, our shareholders approved the 2005 Plan and upon this approval of the 2005 Plan, we terminated the 1995 Plan, the 1996 Plan, the 2000 Plan and the 2002 Plan. In 2007, our shareholders approved an amended and restated 2005 Plan, and upon this approval, we terminated the RealNetworks, Inc. Director Compensation Stock Plan. As a result of the termination of these Plans, all new equity awards will be issued under the 2005 Plan. In 2007, our shareholders also approved the 2007 ESPP.

The following table aggregates the data from our plans and reflects adjustments resulting from our special cash dividend paid in August 2011 and the one-for-four reverse stock split effective in August 2011:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (in 000's)(a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (in 000's)(c)
Equity compensation plans approved by security holders	6,822	$14.24	4,809(1)(2)
Equity compensation plans not approved by security holders	5	28.82	—
Total	6,827	$14.24	4,809

(1) On January 1, 2008, the 2007 ESPP became effective. Column (c) above excludes an aggregate of 1.1 million shares of the Company's common stock that are authorized for issuance pursuant to the 2007 ESPP.

(2) Includes shares available for future issuances pursuant to the RealNetworks, Inc. 2007 Director Compensation Stock Plan (2007 Director Plan), a sub-plan that operates and is administered under the 2005

Plan. Under the 2007 Director Plan, outside directors may elect to receive all or a portion of his or her quarterly director compensation in shares of the Company's common stock in lieu of cash. Shares issued to directors under the 2007 Director Plan are issued from the shares reserved under the 2005 Plan.

Equity Compensation Plans Not Approved By Security Holders. The Board of Directors adopted the 2000 Plan to enable the grant of nonqualified stock options to employees and consultants of RealNetworks and its subsidiaries who are not otherwise officers or directors of RealNetworks. The 2000 Plan has not been approved by RealNetworks' shareholders. The Compensation Committee of the Board of Directors is the administrator of the 2000 Plan, and as such determines all matters relating to options granted under the 2000 Plan. Nonqualified stock options granted pursuant to the 2000 Plan were granted with exercise prices equal to the fair market value of RealNetworks' common stock on the date of grant and typically vest over five years as determined by the Compensation Committee or pursuant to delegated authority as provided in the 2000 Plan. In June 2005, the 2000 Plan was terminated and the remaining available shares were transferred to the 2005 Plan.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item is incorporated by reference to the information contained in the section captioned "Executive Compensation-Policies and Procedures with Respect to Related Person Transactions," "Executive Compensation-Certain Relationships and Related Transactions" and "Election of Directors-Director Independence" of the Proxy Statement relating to RealNetworks' 2012 Annual Meeting of Shareholders or in an amendment to this Form 10-K, to be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended December 31, 2011.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item is incorporated by reference to the information contained in the section captioned "Ratification of Appointment of Independent Registered Public Accounting Firm-Fees Billed by KPMG LLP During 2010 and 2011" and "Ratification of Appointment of Independent Registered Public Accounting Firm-Pre-Approval Policies and Procedures" of the Proxy Statement relating to RealNetworks' 2012 Annual Meeting of Shareholders or in an amendment to this Form 10-K, to be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended December 31, 2011.

PART IV.

Item 15. *Exhibits and Financial Statement Schedules*

(a)(1) **Index to Consolidated Financial Statements**

The following consolidated financial statements of RealNetworks, Inc. and subsidiaries are filed as part of this report:

Consolidated Balance Sheets — December 31, 2011 and 2010

Consolidated Statements of Operations and Comprehensive Income (Loss) — Years Ended December 31, 2011, 2010, and 2009

Consolidated Statements of Cash Flows — Years Ended December 31, 2011, 2010, and 2009

Consolidated Statements of Shareholders' Equity and Noncontrolling Interest — Years Ended December 31, 2011, 2010, and 2009

Notes to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm

(a)(2) **Financial Statement Schedules**

All financial statement schedules have been omitted since they are either not required, not applicable, or because the information required is included in the consolidated financial statements or the notes thereto.

(a)(3) **Index to Exhibits**

Exhibit Number	Description
2.1	Transaction, Contribution and Purchase Agreement dated as of February 9, 2010 among Rhapsody America LLC, RealNetworks, Inc., RealNetworks Digital Music of California, Inc., Viacom International Inc. and DMS Holdco Inc. (incorporated by reference from Exhibit 2.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2010)
2.2	Combination Agreement by and among RealNetworks, Inc., RN International Holdings B.V. and WiderThan Co., Ltd. dated as of September 12, 2006 (incorporated by reference from Exhibit 2.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on September 14, 2006)
2.3*	Asset Purchase Agreement, dated as of January 26, 2012, by and between RealNetworks, Inc. and Intel Corporation (incorporated by reference from Exhibit 2.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on January 30, 2012). Certain schedules and exhibits referenced in the Asset Purchase Agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.
3.1	Amended and Restated Articles of Incorporation (incorporated by reference from Exhibit 3.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 filed with the Securities and Exchange Commission on August 11, 2000)
3.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of RealNetworks, Inc. (incorporated by reference from Exhibit 3.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2011)
3.3	Amended and Restated Bylaws effective July 23, 2010 (incorporated by reference from Exhibit 3.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on July 29, 2010)
4.1	Amended and Restated Shareholder Rights Plan dated as of December 2, 2008, by and between RealNetworks, Inc. and Mellon Investor Services LLC including the form of Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively (incorporated by reference from Exhibit 4.1 to RealNetworks' Form 8-K filed with the Securities and Exchange Commission on December 3, 2008)
10.1†	RealNetworks, Inc. 1995 Stock Option Plan (incorporated by reference from Exhibit 99.1 to RealNetworks' Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 14, 1998)
10.2†	RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001)
10.3†	Amendment No. 1 to the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.3 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2009)
10.4†	RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001)
10.5†	Amendment No. 1 to the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2009)
10.6†	RealNetworks, Inc. 2002 Director Stock Option Plan (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 filed with the Securities and Exchange Commission on July 25, 2002)

Exhibit Number	Description
10.7†	Form of Stock Option Agreement under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.8†	Form of Stock Option Agreement under the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.9†	Forms of Stock Option Agreement under the RealNetworks, Inc. 2002 Director Stock Option Plan (incorporated by reference from Exhibit 10.3 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.10†	RealNetworks, Inc. 2007 Employee Stock Purchase Plan as amended and restated effective October 18, 2010 (incorporated by reference from Exhibit 10.10 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission on March 16, 2011)
10.11†	RealNetworks, Inc. 2007 Director Compensation Stock Plan (incorporated by reference from Exhibit 10.9 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on February 29, 2008)
10.12†	RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated effective December 17, 2009 (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2009)
10.13†	Form of Non-Qualified Stock Option Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.11 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 1, 2007)
10.14†	Form of Restricted Stock Units Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.12 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 1, 2007)
10.15†	Form of Performance Restricted Stock Units Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.6 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 filed with the Securities and Exchange Commission on August 9, 2011)
10.16	Lease dated January 21, 1998 between RealNetworks, Inc. as Lessee and 2601 Elliott, LLC, as amended (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 filed with the Securities and Exchange Commission on November 9, 2004)
10.17†	Form of Director and Officer Indemnification Agreement (incorporated by reference from Exhibit 10.14 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.18	Voting Agreement dated September 25, 1997 by and among RealNetworks, Robert Glaser, Accel IV L.P., Mitchell Kapor and Bruce Jacobsen (incorporated by reference from Exhibit 10.17 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.19	Agreement dated September 26, 1997 by and between RealNetworks and Robert Glaser (incorporated by reference from Exhibit 10.18 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.20†	Employment Agreement and Development, Confidentiality and Noncompetition Agreement by and between Thomas Nielsen and RealNetworks, Inc. effective as of November 9, 2011

Exhibit Number	Description
10.21†	Offer Letter dated February 13, 2006 between RealNetworks, Inc. and Michael Eggers (incorporated by reference from Exhibit 10.19 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.22†	Offer Letter dated January 23, 2009 between RealNetworks, Inc. and Bob Kimball (incorporated by reference from Exhibit 10.26 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 2, 2009)
10.23†	Offer Letter dated January 17, 2008 between RealNetworks, Inc. and Michael Lunsford (incorporated by reference from Exhibit 10.23 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 10, 2010)
10.24†	Offer Letter dated September 2, 2010 between RealNetworks, Inc. and Tracy D. Daw (incorporated by reference from Exhibit 10.23 to Amendment No. 1 to RealNetworks' Annual Report on Form 10-K/A for the year ended December 31, 2010 filed with the Securities and Exchange Commission on May 2, 2011)
10.25†	Offer Letter dated January 5, 2009 between RealNetworks, Inc. and Hank Skorny (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010)
10.26†	Promotion Letter dated October 23, 2009 between RealNetworks, Inc. and Hank Skorny (incorporated by reference from Exhibit 10.23 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission on March 16, 2011)
10.27†	Retention Letter dated February 24, 2010 between RealNetworks, Inc. and Robert Kimball (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2010)
10.28†	Retention Letter dated February 24, 2010 between RealNetworks, Inc. and Michael Eggers (incorporated by reference from Exhibit 10.2 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2010)
10.29†	Retention Letter dated February 24, 2010 between RealNetworks, Inc. and Michael Lunsford (incorporated by reference from Exhibit 10.3 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2010)
10.30†	Retention Letter dated February 24, 2010 between RealNetworks, Inc. and Tracy D. Daw (incorporated by reference from Exhibit 10.30 to RealNetworks' Annual Report on Form 10-K/A for the year ended December 31, 2010 filed with the Securities and Exchange Commission on May 2, 2011)
10.31†	Retention Letter dated April 16, 2010 between RealNetworks, Inc. and Hank Skorny (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010)
10.32†	Change in Control and Severance Agreement dated February 24, 2010 between RealNetworks, Inc. and Robert Kimball (incorporated by reference from Exhibit 10.4 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2010)
10.33†	Separation Agreement and Release between RealNetworks, Inc. and Robert Kimball dated March 28, 2011 (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2011)
10.34†	Severance Letter Agreement dated May 31, 2011 between RealNetworks, Inc. and Michael Lunsford (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 filed with the Securities and Exchange Commission on August 9, 2011)
10.35†	Severance Letter Agreement dated May 31, 2011 between RealNetworks, Inc. and Michael Eggers (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 filed with the Securities and Exchange Commission on August 9, 2011)

Exhibit Number	Description
10.36†	Severance Letter Agreement dated May 31, 2011 between RealNetworks, Inc. and Tracy D. Daw (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 filed with the Securities and Exchange Commission on August 9, 2011)
10.37†	Severance Letter Agreement dated May 31, 2011 between RealNetworks, Inc. and Hank Skorny (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 filed with the Securities and Exchange Commission on August 9, 2011)
10.38†	Form of Amended and Restated Change in Control and Severance Agreement effective May 31, 2011 between RealNetworks, Inc. and each of Michael Lunsford, Michael Eggers, Hank Skorny and Tracy D. Daw (incorporated by reference from Exhibit 10.5 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 filed with the Securities and Exchange Commission on August 9, 2011)
10.39†	Form of MBO Plan Document under the RealNetworks, Inc. 2010 Executive Compensation Program (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010)
10.40†	Form of MBO Plan Document under the RealNetworks, Inc. 2011 Executive Compensation Program (incorporated by reference from Exhibit 10.35 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission on March 16, 2011)
10.41*	Amended and Restated Settlement Agreement dated as of March 10, 2006 between RealNetworks, Inc. and Microsoft Corporation (incorporated by reference from Exhibit 10.24 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.42*	Transaction, Contribution and Purchase Agreement dated as of August 20, 2007 by and among, Rhapsody America LLC, RealNetworks, Inc., RealNetworks Digital Music of California, Inc., Viacom International Inc. and DMS Holdco Inc. (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007)
10.43	Amended and Restated Stockholder Agreement dated as of November 30, 2011 among Rhapsody International Inc., RealNetworks, Inc., RealNetworks Digital Music of California, Inc., Viacom International Inc., Napster, LLC, Best Buy Co., Inc. and DMS Holdco Inc.
10.44*	License Agreement, dated as of January 26, 2012, by and between RealNetworks, Inc. and Intel Corporation (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on January 30, 2012)
21.1	Subsidiaries of RealNetworks, Inc.
23.1	Consent of KPMG LLP
24.1	Power of Attorney (included on signature page)
31.1	Certification of Thomas Nielsen, President and Chief Executive Officer of RealNetworks, Inc., Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, Inc., Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Thomas Nielsen, President and Chief Executive Officer of RealNetworks, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS**	XBRL Instance Document

Exhibit Number	Description
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

† Executive Compensation Plan or Agreement

* Portions of this exhibit are omitted and were filed separately with the Securities and Exchange Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on February 29, 2012.

REALNETWORKS, INC.

By: /s/ THOMAS NIELSEN

Thomas Nielsen
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Thomas Nielsen and Tracy Daw, and each of them severally, his or her true and lawful attorneys-in-fact and agents, with full power to act without the other and with full power of substitution and resubstitution, to execute in his or her name and on his or her behalf, individually and in each capacity stated below, any and all amendments and supplements to this Report, and any and all other instruments necessary or incidental in connection herewith, and to file the same with the Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated below on February 29, 2012.

Signature	Title
/s/ THOMAS NIELSEN Thomas Nielsen	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ MICHAEL EGGERS Michael Eggers	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
/s/ ROBERT GLASER Robert Glaser	Chairman of the Board
/s/ ERIC A. BENHAMOU Eric A. Benhamou	Director
/s/ KALPANA RAINA Kalpana Raina	Director
/s/ JANICE ROBERTS Janice Roberts	Director
/s/ MICHAEL B. SLADE Michael B. Slade	Director
/s/ DOMINIQUE TREMPONT Dominique Trempont	Director

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Annual Report

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Board of Directors

Rob Glaser
Chairman of the Board and
Interim Chief Executive Officer

Eric A. Benhamou
Chairman and Chief Executive
Officer, Benhamou Global
Ventures

John E. Cunningham, IV
General Partner, Clear Fir Partners

Kalpana Raina
Private Investor

Janice Roberts
Managing Director,
Mayfield Fund

Michael Slade
Co-founder and Partner,
Second Avenue Partners

Dominique Trempont
Private Investor

Executive Officers

Robert Glaser
Interim Chief Executive Officer

Mathew Hulett
Senior Vice President, Games

Michael Lunsford
Executive Vice President

Scott Uomoto
Senior Vice President, Consumer
and Helix Sales

Tim Wan
Chief Financial Officer and
Treasurer

Transfer Agent and Registrar

Computershare
P.O. Box 43006
Providence, RI 02940-3006

For overnight delivery:
Computershare
250 Royall Street
Canton, MA 02021

For Domestic Shareholders
(800) 522-6645

TDD for Hearing Impaired Shareholders
(800) 231-5469

For International Shareholders
(201) 680-6578

TDD International Shareholders
(201) 680-6610

Website:
www.bnymellon.com/shareowner/equityaccess

Corporate Headquarters

2601 Elliott Avenue, Suite 1000
Seattle, WA 98121

RealNetworks Website

For more information about RealNetworks, please visit our websites at www.realnetworks.com or www.real.com

Annual Meeting of Shareholders

2:00 p.m., Thursday, October 18, 2012
World Trade Center, 4th Floor
2200 Alaskan Way
Seattle, WA 98121

Trademark Information

Form 10-K

Copies of the RealNetworks, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission are available from the company without charge. Contract RealNetworks Investor Relations by correspondence to our corporate headquarters or by telephone: (206) 892-6320.